As filed with the Securities and Exchange Commission on December 23, 2009

Registration No. [—]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Churchill Downs Incorporated

(Exact name of registrant as specified in its charter)

Kentucky	7948	61-0156015
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

700 Central Avenue, Louisville, Kentucky 40208

(502) 636-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert L. Evans

President and Chief Executive Officer

Churchill Downs Incorporated

700 Central Avenue

Louisville, Kentucky 40208

(502) 636-4400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Brian J. Fahrney Matthew G. McQueen Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Daniel Perini, Esq. General Counsel Youbet.com, Inc. 5901 De Soto Avenue Woodland Hills, California 91367 (818) 668-2100	Jon A. Ballis, P.C. James S. Rowe Theodore A. Peto Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2000	Steve Wolosky Yehuda Markovits Olshan Grundman Frome Rosenzweig & Wolosky LLP 65 East 55th Street New York, New York 10022 (212) 451-2222

Approximate date of commencement of proposed sale of the securities to the public: As soon as reasonably practicable after the effectiveness of this Registration Statement and the completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☑

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Common Shares, no par value per share	N/A(2)	N/A	$ 131,721,031.75	$ 9,391.71
Preferred Stock Purchase Rights	— (5)	— (5)	— (5)	— (5)

(1)	The number of shares to be registered represents the maximum number of shares of the registrant’s common stock estimated to be issuable in connection with the merger agreement described in the proxy statement/prospectus based upon (i) 41,730,038 shares of common stock, par value $0.001 per share, of Youbet.com, Inc. outstanding as of December 18, 2009, (ii) 6,168,519 shares of common stock of Youbet.com, Inc. issuable upon exercise of options granted under Youbet.com, Inc.’s employee and director stock plans outstanding as of December 18, 2009 and (iii) an exchange ratio of 0.0598 shares of common stock of the registrant for each outstanding share of common stock of Youbet.com, Inc. as contemplated by the merger agreement.
(2)	Omitted in reliance on Rule 457(o) of the Securities Act of 1933.
(3)	Estimated solely for the purpose of calculating the registration fee and calculated pursuant to Rules 457(c) and 457(f)(1) under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price is equal to the product of: (a) $2.75, the average of the high and low prices per share of Youbet.com, Inc. common stock on December 21, 2009, as reported on The NASDAQ Capital Market, and (b) the approximate number of shares of Youbet.com, Inc. common stock to be converted in the merger (calculated as set forth in note (1) above).
(4)	Equal to $71.30 per $1,000,000 of the proposed maximum aggregate offering price.
(5)	Rights are initially carried and traded with the common stock of the registrant. The value attributable to such rights, if any, is reflected in the market price of the common stock of the registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this proxy statement/prospectus is not complete and may be changed. Churchill Downs Incorporated may not sell these securities until the registration statement relating to these securities filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

PRELIMINARY — SUBJECT TO COMPLETION — DATED DECEMBER 23, 2009

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Youbet.com, Inc.:

Youbet.com, Inc. (“Youbet”) and Churchill Downs Incorporated (“CDI”) have entered into a merger agreement for CDI to acquire Youbet. In the proposed transaction, a wholly owned subsidiary of CDI will merge with and into Youbet, with Youbet continuing after the merger as the surviving corporation. Following completion of the merger, the surviving corporation will merge with and into Tomahawk Merger LLC, a wholly owned subsidiary of CDI, with Tomahawk Merger LLC surviving the subsequent merger.

Pursuant to the proposed merger, Youbet stockholders will be entitled to receive a combination of 0.0598 of a share of CDI common stock and $0.97 in cash, subject to adjustment to ensure that the merger does not require CDI to issue more than 19.6% of the outstanding CDI common stock outstanding as of immediately prior to the effective time of the merger.

Youbet common stock is traded on the NASDAQ Capital Market under the trading symbol “UBET” and CDI common stock is traded on the NASDAQ Global Select Market under the trading symbol “CHDN.” On [—], 2010, Youbet common stock closed at $[—] per share and CDI common stock closed at $[—] per share. More detailed information about Youbet, CDI, the proposed merger and the special meeting is contained in this proxy statement/prospectus. We encourage you to read this proxy statement/prospectus carefully and in its entirety before voting, including the section entitled “Risk Factors” beginning on page 23 of this proxy statement/prospectus.

We are asking you to vote to adopt the merger agreement at the special meeting. The Youbet board of directors has unanimously determined that the merger and the merger agreement are advisable and fair to, and in the best interests of, Youbet and its stockholders, has unanimously approved the merger agreement and unanimously recommends that Youbet stockholders vote “FOR” the proposal to adopt the merger agreement.

The date, time and place of the special meeting of stockholders is as follows:

[—]

Your vote is very important. The merger cannot be completed unless Youbet stockholders adopt the merger agreement at a special meeting of Youbet stockholders. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing to us the enclosed proxy card or grant your proxy by telephone or through the Internet. You may also cast your vote in person at the special meeting. If your shares are held in “street name,” you must instruct your broker, bank or other nominee in order to vote. Failing to vote at the Youbet special meeting, in person or by proxy, will have the effect of a vote against the proposal to adopt the merger agreement.

Sincerely,

David Goldberg
President & Chief Executive Officer Youbet.com, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES OF CDI TO BE ISSUED PURSUANT TO THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [—], 2010 and is first being mailed to stockholders of Youbet on or about [—], 2010.

YOUBET.COM, INC.

2600 West Olive Avenue, 5th floor

Burbank, CA 91505

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [—], 2010

Dear Stockholders of Youbet.com, Inc.:

You are cordially invited to a special meeting of stockholders of Youbet.com, Inc. (“Youbet”) on [—], 2010, promptly at [—]
[—].m. local time at [—], located at [—]. Only stockholders who hold shares of Youbet common stock at the close of business on [—], 2010, the record date for the special meeting, are entitled to vote at the special meeting and any adjournments or postponements of the special meeting.

At the special meeting, you will be asked to consider and vote upon and approve the following proposals:

1.	The adoption of the Agreement and Plan of Merger, dated as of November 11, 2009, among Youbet, Churchill Downs Incorporated (“CDI”), Tomahawk Merger Corp., a wholly owned subsidiary of CDI (“Merger Sub”), and Tomahawk Merger LLC, a wholly owned subsidiary of CDI (“Merger LLC”), pursuant to which Merger Sub will merge with and into Youbet and the surviving corporation will merge with and into Merger LLC, with Merger LLC surviving the subsequent merger, which we refer to as the proposal to adopt the merger agreement.

2.	The adjournment of the Youbet special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the proposal to adopt the merger agreement, which we refer to as the Youbet special meeting adjournment proposal.

3.	The transaction of such other business as may properly come before the special meeting or any adjournment or postponement thereof.

No other business will be conducted at the special meeting. The proposals are described more fully in this proxy statement/prospectus. Please give your careful attention to all of the information in this proxy statement/prospectus.

The proposal to adopt the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of Youbet common stock.

Under Delaware law, holders of record of Youbet common stock who do not vote in favor of the proposal to adopt the merger agreement have the right to seek appraisal of the fair value of their shares of Youbet common stock if the merger is completed. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law, including, among other things, submitting a written demand for appraisal to Youbet before the vote is taken on the proposal to adopt the merger agreement, and you must not vote in favor of the proposal to adopt the merger agreement. These procedures are summarized in the accompanying proxy statement/prospectus in the section titled “The Merger—Youbet Stockholder Appraisal Rights” beginning on page 89 (the text of the applicable provisions of Delaware law is included as Annex C to the accompanying proxy statement/prospectus).

The Youbet board of directors has unanimously determined that the merger and the merger agreement are advisable and fair to, and in the best interests of, Youbet and its stockholders, has unanimously approved the merger and the merger agreement and unanimously recommends that the stockholders of Youbet vote “FOR” the proposal to adopt the merger agreement and “FOR” the Youbet special meeting adjournment proposal, if necessary.

This proxy statement/prospectus contains detailed information about Youbet, CDI, the proposed merger and the special meeting of Youbet stockholders. We urge you to read this proxy statement/prospectus carefully and in its entirety. In particular, see the section entitled “Risk Factors” beginning on page 23 of this proxy statement/prospectus for a discussion of the risks related to the merger and owning CDI common stock. For specific instructions on how to vote your shares, please refer to the section entitled “The Special Meeting of Youbet Stockholders” beginning on page 49 of this proxy statement/prospectus.

Whether or not you plan to attend the special meeting, please vote as soon as possible so that your shares are represented at the meeting. If you do not vote, it will have the same effect as a vote against the proposal to adopt the merger agreement. Only stockholders of record at the close of business on [—], [—] are entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. To vote your shares, please complete and return the enclosed proxy card to us or grant your proxy by telephone or through the Internet. You may also cast your vote in person at the special meeting.

By Order of the Board of Directors,

David Goldberg
President & Chief Executive Officer Youbet.com, Inc.

Burbank, California

[—], 2010

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Churchill Downs Incorporated, which we refer to as CDI, and Youbet.com, Inc., which we refer to as Youbet, from documents that are not included in or delivered with this proxy statement/prospectus. For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see “Additional Information—Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge from CDI or Youbet, as applicable, or from the Securities and Exchange Commission, which we refer to as the SEC, through the SEC’s website at www.sec.gov. CDI shareholders and Youbet stockholders may request a copy of such documents in writing or by telephone by contacting:

Churchill Downs Incorporated	Youbet.com, Inc.
700 Central Avenue	5901 De Soto Avenue
Louisville, Kentucky 40208	Woodland Hills, California 91367
Attn: Investor Relations	Attn: Investor Relations
(502) 636-4492	(818) 668-2384

In addition, you may obtain copies of some of this information by accessing CDI’s website at www.churchilldowns.com under the heading “About CDI,” under the link “Investors,” and then under the link “SEC Filings.”

You may also obtain copies of some of this information by accessing Youbet’s website at www.youbet.com under the heading “About Us,” under the link “Investor Relations,” and then under the link “SEC Filings.”

We are not incorporating the contents of the websites of the SEC, CDI, Youbet or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

In order for you to receive timely delivery of the documents in advance of the Youbet special meeting, Youbet or CDI, as applicable, must receive your request no later than [—], 2010.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by CDI, constitutes a prospectus of CDI under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of CDI common stock to be issued to Youbet stockholders in connection with the merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and a notice of meeting with respect to the meeting of Youbet stockholders to consider and vote upon, among other matters, the proposal to adopt the merger agreement.

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ii

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QUESTIONS AND ANSWERS REGARDING

THE SPECIAL MEETING OF YOUBET STOCKHOLDERS

Q:	When and where is the Youbet special meeting?

A:	The special meeting of Youbet stockholders will take place on [—], 2010, promptly at [—] [—].m. local time at [—], located at [—]. Check-in will begin at [—] [—].m. Please allow ample time for the check-in procedures.

Q:	Can I attend and vote at the Youbet special meeting?

A:	You are entitled to attend the special meeting only if you were a Youbet stockholder as of the close of business on [— ], 20[—], which we refer to as the record date for the Youbet special meeting, or you hold a valid proxy for the special meeting. You should be prepared to present valid government-issued photo identification for admittance. In addition, if you are a record holder, your name will be verified against the list of record holders on the record date prior to being admitted to the special meeting. If you are not a record holder but hold shares through a broker, bank or other nominee (i.e., in “street name”), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to [— ], 20[—], or other similar evidence of ownership. If you do not provide valid government-issued photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the special meeting.

Q:	What am I being asked to vote upon?

A:	The Youbet special meeting is being called to consider and vote upon and approve the following proposals:

1.	The adoption of the Agreement and Plan of Merger, dated as of November 11, 2009, among Youbet, CDI, Merger Sub, a wholly owned subsidiary of CDI, and Merger LLC, a wholly owned subsidiary of CDI, which we refer to as the merger agreement, pursuant to which Merger Sub will merge with and into Youbet, which we refer to as the merger, and the surviving corporation will merge with and into Merger LLC, which we refer to as the subsequent merger, with Merger LLC surviving the subsequent merger, which we refer to as the proposal to adopt the merger agreement.

2.	The adjournment of the Youbet special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the proposal to adopt the merger agreement, which we refer to as the Youbet special meeting adjournment proposal.

3.	The transaction of such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Q:	How does the Youbet board of directors recommend that I vote?

A:	After careful consideration, the Youbet board of directors unanimously recommends that Youbet stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the Youbet special meeting adjournment proposal, if necessary. The Youbet board of directors has unanimously determined that the merger and the merger agreement are advisable and fair to, and in the best interests of, Youbet and its stockholders, has unanimously approved the merger agreement and unanimously recommends that Youbet stockholders vote “FOR” the proposal to adopt the merger agreement.

For a description of the reasons underlying the recommendation of the Youbet board of directors, see the section entitled “The Merger—Recommendation of the Youbet Board of Directors and Its Reasons for the Merger” beginning on page 72 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:

If you are a Youbet stockholder, after you carefully read this proxy statement/prospectus, you are encouraged to mail your signed proxy card in the enclosed return envelope, or submit your proxy by telephone or on the Internet in accordance with the instructions on the proxy card. In order to assure that your vote is recorded, please vote your proxy as soon as possible even if you currently plan to attend the special meeting in person. If you own your shares in “street name” through a broker, bank or other nominee, you must instruct your broker, bank or other nominee how to vote your shares using the enclosed voting instruction card. Internet and telephone voting is available in accordance with the instructions on the voting instruction card.

Q:	How can I vote?

A:	Registered stockholders of Youbet as of the record date may vote in person at the special meeting or by one of the following methods:

•	complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

•	call the toll-free telephone number on the proxy card and follow the recorded instructions; or

•	visit an Internet website established for that purpose listed on your proxy card and follow the instructions.

Stockholders who hold shares of Youbet common stock in “street name” may vote by following the instructions provided by their broker, bank or other nominee, including by one of the following methods:

•	complete, sign, date and return your voting instruction card in the enclosed pre-addressed envelope;

•

other methods listed on your voting instruction card or other information forwarded by your bank, broker or other nominee regarding whether you may vote by telephone or electronically on the Internet; or

•

in person at the special meeting with a legal proxy from your bank, broker or other nominee. Please consult the voting instruction card sent to you by your bank, broker or other nominee to determine how to obtain a legal proxy in order to vote in person at the special meeting.

For a more detailed explanation of the voting procedures, please see the section entitled “The Special Meeting of Youbet Stockholders—How You Can Vote” beginning on page 50 of this proxy statement/prospectus.

Q:	Why is my vote important?

A:	If you do not return your proxy card or submit your proxy by telephone or through the Internet or vote in person at the special meeting, your failure to vote will have the same effect as a vote against the proposal to adopt the merger agreement but will not similarly affect the Youbet special meeting adjournment proposal.

Q:	How do I instruct my broker, bank or other nominee to vote in connection with the proposal to adopt the merger agreement?

A:	If your shares are held by a broker, bank or other nominee, you must follow the instructions on the form you receive from your broker, bank or other nominee in order for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote at the special meeting, you must request a legal proxy from the bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the special meeting to vote your shares. Based on the instructions provided by the broker, bank or other nominee, “street name” stockholders may generally vote by mail, by methods listed on the voting instruction card or in person with a proxy from the record holder.

Q:	If my shares are held in “street name,” will my broker, bank or other nominee vote my shares for me?

A:	If you do not provide your broker, bank or other nominee with instructions on how to vote your “street name” shares, your broker, bank or other nominee will not be permitted to vote them, and it will have the same effect as voting against the proposal to adopt the merger agreement but will not similarly affect the Youbet special meeting adjournment proposal.

Q:	If my shares are held in “street name,” what if I fail to instruct my broker, bank or other nominee?

A:	If you fail to instruct your broker, bank or other nominee to vote your shares and the broker, bank or other nominee submits an unvoted proxy, the resulting “broker non-votes” will be counted toward a quorum at the respective special meeting, but they will not be voted and they will have the consequences set forth above under “Why is my vote important?”

Q:	Can I change my vote after I have mailed my proxy card?

A:	You can change your vote at any time before your proxy card is voted at the Youbet special meeting. You can do this in one of four ways:

•	delivering a valid, later-dated proxy by mail, or a later-dated proxy by telephone or Internet;

•	delivering a signed written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy;

•	voting at a later date by telephone or by using the Internet; or

•	voting by ballot at the Youbet special meeting.

Your attendance at the special meeting alone will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares by executing a voting instruction card or by using the telephone or Internet, you must follow directions from your broker, bank or other nominee to change those instructions.

Q:	Should I send in my stock certificates now?

A:	No. If Youbet stockholders approve the proposal to adopt the merger agreement, after the merger is completed, CDI’s exchange agent will send Youbet stockholders written instructions for exchanging their stock certificates.

Q:	Who is paying for this proxy solicitation?

A:	CDI and Youbet will each bear their own respective expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus. Youbet will be responsible for any fees incurred in connection with the solicitation of proxies for the Youbet special meeting. Youbet may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners.

Q:	What is the vote of Youbet stockholders required to adopt the merger agreement?

A:	Youbet cannot complete the merger unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the outstanding shares of Youbet common stock entitled to vote at the special meeting. Approval of the Youbet special meeting adjournment proposal, if necessary to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting, requires the affirmative vote of a majority of the shares of Youbet common stock present in person or represented by proxy at the special meeting and entitled to vote at the special meeting.

Q:	What happens if I do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the proposal to adopt the merger agreement and “FOR” the Youbet special meeting adjournment proposal, if necessary.

Q:	What should Youbet stockholders do if they receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one proxy card. The Youbet board of directors urges Youbet stockholders to complete, sign, date and return each proxy card and voting instruction card they receive for the Youbet special meeting.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this proxy statement/prospectus, or if you have questions about the merger, including the procedures for voting your shares, you should contact by letter, phone or email:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

(800) 322-2885

SUMMARY

The following is a summary that highlights information contained in this proxy statement/prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of the merger agreement and the transactions contemplated by the merger agreement, including the merger, Churchill Downs Incorporated, which we refer to as CDI, and Youbet.com, Inc., which we refer to as Youbet, encourage you to read carefully this entire proxy statement/prospectus, including the attached annexes. In addition, we encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about CDI and Youbet that has been filed with the Securities and Exchange Commission. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Additional Information—Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

The Companies

Churchill Downs Incorporated

700 Central Avenue

Louisville, Kentucky 40208

CDI is a leading multi-jurisdictional owner and operator of pari-mutuel wagering properties and businesses. Additionally, CDI offers gaming products through its slot and video poker operations in Louisiana. CDI was organized as a Kentucky corporation in 1928. CDI common stock is traded on The NASDAQ Stock Market LLC, which we refer to as NASDAQ, under the symbol “CHDN.”

CDI manages its operations through four operating segments as follows:

1.	Racing Operations, which includes:

•	Churchill Downs Racetrack in Louisville, Kentucky, an internationally known thoroughbred racing operation and home of the Kentucky Derby since 1875;

•	Arlington Park Racecourse, a thoroughbred racing operation in Arlington Heights along with ten off-track betting facilities, which we refer to as OTBs, in Illinois;

•	Calder Race Course, a thoroughbred racing operation in Miami Gardens, Florida; and

•	Fair Grounds Race Course, a thoroughbred racing operation in New Orleans along with ten OTBs in Louisiana.

2.	On-Line Business, which includes:

•	TwinSpires, an advance deposit wagering, which we refer to as ADW, business that conducts pari-mutuel wagering in 36 states;

•	Bloodstock Research Information Services, a data service provider for the equine industry; and

•	CDI’s equity investment in HRTV, LLC, a horseracing television channel, which we refer to as HRTV.

3.	Gaming, which includes:

•	Video Services, Inc., the owner and operator of more than 700 video poker machines in Louisiana;

•	Fair Grounds Slots, a slot facility in Louisiana, which operates approximately 600 slot machines; and

•	Calder Casino and Race Course, a slot facility in Florida, which is slated to open in January 2010.

4.	Other Investments, which includes:

•	Churchill Downs Simulcast Productions, LLC, a provider of television production to the racing industry; and

•	CDI’s other minor investments.

Churchill Downs Investment Company, a wholly owned subsidiary of CDI, oversees CDI’s other industry related investments.

Tomahawk Merger Corp.

700 Central Avenue

Louisville, Kentucky 40208

Tomahawk Merger Corp., which we refer to as Merger Sub, is a direct wholly owned subsidiary of CDI and was formed solely for the purpose of completing the merger. Tomahawk Merger Corp. has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger.

Tomahawk Merger LLC

700 Central Avenue

Louisville, Kentucky 40208

Tomahawk Merger LLC, which we refer to as Merger LLC, is a direct wholly owned subsidiary of CDI and was formed solely for the purpose of completing the subsequent merger. Tomahawk Merger LLC has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger.

Youbet.com, Inc.

2600 West Olive Avenue, 5th Floor

Burbank, California 91505

(818) 668-2100

www.youbet.com

Youbet is a diversified provider of technology and pari-mutuel horse racing content for consumers through Internet and telephone platforms, and a leading supplier of totalizator systems, terminals and other pari-mutuel wagering services and systems to the pari-mutuel industry. Youbet Express is a leading online ADW company focused on horse racing primarily in the United States. Youbet’s website, www.youbet.com, enables customers to securely wager on horse races at over 150 racetracks worldwide from the convenience of their homes or other locations. Youbet’s customers receive the same odds and expected payouts they would receive if they were wagering directly at the host track and their wagers are commingled with the host track betting pools.

The Merger (see page 54)

CDI has agreed to acquire Youbet under the terms and conditions set forth in the merger agreement, which we describe in this proxy statement/prospectus. Pursuant to the merger agreement, Merger Sub will merge with and into Youbet, with Youbet continuing as the surviving corporation and a wholly owned subsidiary of CDI. We refer to this as the merger. Immediately following the completion of the merger, the surviving corporation from the merger will merge with and into Merger LLC, with Merger LLC surviving the second merger. We refer to this as the subsequent merger. It is intended that the subsequent merger will be effected immediately after the effective time of the merger, which we refer to as the effective time, without further approval, authorization or direction from or by any of the parties to the merger agreement. Under certain limited circumstances, the subsequent merger will not occur. We have attached the merger agreement as Annex A to this proxy statement/prospectus. We encourage you to carefully read the merger agreement in its entirety. We currently expect that the merger and subsequent merger will be completed during the first or second quarter of 2010. However, we cannot predict the actual timing of the completion of the merger and subsequent merger.

Effects of the Merger; Merger Consideration

If you are a Youbet stockholder, upon completion of the merger, each of your shares of Youbet common stock will be converted into the right to receive (i) 0.0598 of a share, which we refer to as the exchange ratio, of CDI common stock, no par value, which we refer to as CDI common stock, and (ii) $0.97 in cash, subject to adjustment to ensure that the merger does not require CDI to issue more than 19.6% of the outstanding CDI common stock outstanding as of immediately prior to the effective time. No fractional shares of CDI common stock will be issued in the merger, and Youbet’s stockholders will receive cash in lieu of fractional shares, if any, of CDI common stock. We refer to the total consideration per share of Youbet common stock to be paid to the Youbet stockholders by CDI as the merger consideration. The merger will have no effect on the number of shares of CDI common stock owned by existing CDI shareholders.

Treatment of Youbet Stock Options

Upon completion of the merger, each outstanding vested and unvested Youbet stock option will be canceled at the effective time and the holders of such options that are in the money will receive a mix of cash and CDI stock, in the same proportion that each such optionholder would have received if such optionholder was a Youbet stockholder, based upon the amount by which $0.97 plus the product of (i) 0.0598 and (ii) the closing price of CDI’s common stock on The NASDAQ Capital Market on the day immediately prior to the date of the effective time exceeds the exercise price of each such Youbet stock option.

Risk Factors (see page 23)

In evaluating the merger and the merger agreement, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 23 of this proxy statement/prospectus.

The Special Meeting; Youbet Stockholders Entitled to Vote; Required Vote

The special meeting of Youbet stockholders will take place on [—], 2010, promptly at [—] [—].m. local time at [—], located at [—]. The Youbet board of directors has fixed the close of business on [—], 2010 as the record date for the Youbet special meeting. Accordingly, only holders of record of Youbet common stock as of the close of business on the record date will be entitled to notice of, and to vote at, the Youbet special meeting or any adjournment or postponement thereof. Youbet cannot complete the merger unless the proposal to adopt the merger agreement is approved by the affirmative vote of the holders of a majority of the outstanding shares of Youbet common stock entitled to vote at the special meeting. The Youbet special meeting adjournment proposal, if necessary to solicit additional proxies if there are insufficient votes to approve the proposal to adopt the merger agreement at the time of the special meeting, must be approved by the affirmative vote of the holders of a majority of the shares of Youbet common stock present in person or represented by proxy at the special meeting.

Recommendation of the Youbet Board of Directors and Its Reasons for the Merger (see page 72)

After careful consideration, the Youbet board of directors unanimously adopted the merger agreement and approved the completion of the transactions contemplated by the merger agreement, including the merger, upon the terms and subject to the conditions set forth in the merger agreement on November 10, 2009. The Youbet board of directors unanimously recommends that Youbet’s stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the Youbet special meeting adjournment proposal at the Youbet special meeting.

For the factors considered by the Youbet board of directors in reaching its decision to adopt the merger agreement and approve the completion of the transactions contemplated by the merger agreement, including the merger, as well as the Youbet board of directors’ reasons for, and certain risks related to, the merger, see “The Merger—Recommendation of the Youbet Board of Directors and Its Reasons for the Merger” beginning on page 72 of this proxy statement/prospectus.

Opinion of Youbet’s Financial Advisor (see page 74 and Annex B)

Moelis & Company LLC, which we refer to as Moelis, rendered its opinion to Youbet’s board of directors that, based upon and subject to the limitations and qualifications set forth in the opinion, as of the date of the opinion, the merger consideration to be received by the Youbet stockholders, other than CDI and its affiliates, pursuant to the terms and subject to the conditions set forth in the merger agreement, is fair, from a financial point of view, to such holders.

The full text of the written opinion of Moelis, dated November 10, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex B. Moelis provided its opinion only for the information and assistance of Youbet’s board of directors in connection with its consideration of the transaction. The Moelis opinion is not a recommendation as to how any holder of Youbet common stock should vote with respect to the transaction or any other matter. Pursuant to an engagement letter between Youbet and Moelis, Youbet has agreed to pay Moelis a transaction fee, the principal portion of which is contingent upon completion of the transaction.

Ownership of CDI After the Merger

In the merger, CDI expects to issue approximately [—] million shares of CDI common stock to Youbet stockholders, based on Youbet’s shares of common stock and in the money stock options outstanding as of the Youbet record date, and assuming that all of the in the money stock options outstanding as of such date remain outstanding as of the date on which the merger is completed. Immediately following the completion of the merger, Youbet stockholders are expected to own approximately [—]% of the shares of CDI common stock outstanding. The merger will have no effect on the number of shares of CDI common stock owned by existing CDI shareholders.

Share Ownership of Directors and Executive Officers

At the close of business on the Youbet record date, directors and executive officers of Youbet and their affiliates owned and were entitled to vote approximately [—] shares of Youbet common stock, collectively representing [—]% of the shares of Youbet common stock outstanding on that date. The directors of Youbet entered into voting agreements pursuant to which they have agreed to vote their shares of Youbet in support of the proposals to be considered at the Youbet special meeting.

Interests of Youbet’s Directors and Executive Officers in the Merger (see page 92)

Youbet’s executive officers and directors have interests in the merger that are different from, or in addition to, your interests. All optionholders, including the directors and officers of Youbet that are optionholders, will be entitled to acceleration of vesting of all of their stock options immediately prior to the closing of the merger. In addition, pursuant to her employment offer letter, Susan Bracey, Youbet’s Chief Financial Officer, is entitled to receive a bonus in connection with the merger at the discretion of Youbet’s Compensation Committee.

Youbet’s executive officers and directors will also receive indemnification and liability insurance benefits in connection with the merger and certain of Youbet’s executive officers may be offered employment with CDI, although no agreements have been entered into and no terms, conditions or understandings have been finalized. Additionally, CDI has agreed to appoint one current director of Youbet designated by Youbet to the CDI board of directors at the effective time.

Management and Board of Directors of CDI After the Merger (see page 92)

CDI has agreed to take all actions as may be necessary to cause its board of directors upon the completion of the merger to be comprised of 14 members, consisting of the 13 current CDI directors and one current director of Youbet designated by Youbet, who we refer to as the Youbet designee. Prior to the appointment of the Youbet designee to the CDI board of directors, the Youbet designee must have satisfied all suitability requirements to serve on the CDI board of directors as required by applicable law. CDI has also agreed to appoint the Youbet designee to CDI’s Executive Committee and Strategic Planning Committee upon the completion of the merger, to nominate the Youbet designee at the first annual meeting of CDI shareholders, and to use reasonable best efforts to cause the Youbet designee to be reelected to the CDI board of directors for a term expiring at the third annual meeting of CDI shareholders after the effective time.

No change to the executive officers of CDI is expected to occur immediately following the completion of the merger.

Listing of CDI Common Stock (see page 89) and Delisting and Deregistration of Youbet Common Stock (see page 89)

Application will be made to have the shares of CDI common stock to be issued in the merger approved for listing on NASDAQ, where CDI common stock currently is traded under the symbol “CHDN.” If the merger is completed, Youbet common stock will no longer be listed on NASDAQ and will be deregistered under the Exchange Act, and Youbet will no longer file periodic reports with the SEC.

Youbet Stockholder Appraisal Rights (see page 89)

Under Delaware law, Youbet stockholders of record who do not vote in favor of the proposal to adopt the merger agreement will be entitled to seek appraisal rights and obtain payment in cash for the judicially determined fair value of their shares of Youbet common stock in connection with the merger, if the merger is completed. This value could be more than, less than or the same as the implied value of the merger consideration for Youbet common stock. The relevant provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, are included as Annex C to this proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Youbet stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

Merely not voting for the merger will not preserve the right of Youbet stockholders to appraisal of their shares of Youbet common stock under Delaware law. Also, because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the Youbet special meeting adjournment proposal, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights. Youbet stockholders who wish to exercise their appraisal rights and hold shares in the name of a broker or other nominee must instruct their nominees to take the steps necessary to enable them to demand appraisal for their shares.

Conditions to Completion of the Merger

The obligations of CDI, Merger Sub and Youbet to effect the merger are subject to the fulfillment, or waiver by CDI, Merger Sub and Youbet, of the following conditions at or prior to the completion of the merger:

•	the approval of the proposal to adopt the merger agreement by the holders of a majority of the outstanding shares of Youbet common stock;

•

the absence of any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court or agency of competent jurisdiction located in the United States that prohibits the completion of the merger or the subsequent merger; and the absence of any law being enacted, issued, enforced, entered, or promulgated that prohibits or makes illegal the completion of the merger or the subsequent merger;

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we refer to as the HSR Act;

•

the absence of any pending material action by any governmental entity seeking to prohibit the completion of the merger or any other material transactions contemplated by the merger agreement that is reasonably likely to succeed; and

•

the effectiveness under the Securities Act of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and the absence of any stop order or proceedings initiated by the SEC for that purpose.

The obligations of CDI and Merger Sub to effect the merger are subject to the fulfillment, or waiver by CDI, of the following conditions at or prior to completion of the merger:

•

the accuracy and correctness of representations and warranties of Youbet, subject to certain qualifications described in the merger agreement, and the receipt of a certificate from an executive officer of Youbet to that effect;

•

Youbet having performed and complied with its covenants in the merger agreement in all material respects prior to the completion of the merger, and the receipt of a certificate from an executive officer of Youbet to that effect;

•	the absence of a “Company Material Adverse Effect,” and the receipt of a certificate from an executive officer of Youbet to that effect; and

•

the receipt by CDI and Merger Sub of a tax opinion from its counsel that the merger and the subsequent merger, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, subject to certain limited exceptions.

The obligations of Youbet to effect the merger are subject to the fulfillment, or waiver by Youbet, of the following conditions at or prior to completion of the merger:

•

the accuracy and correctness of representations and warranties of CDI, subject to certain qualifications described in the merger agreement, and the receipt of a certificate from an executive officer of CDI to that effect;

•

CDI having performed and complied with its covenants in the merger agreement in all material respects prior to the completion of the merger, and the receipt of a certificate from an executive officer of CDI to that effect;

•	the absence of a “Parent Material Adverse Effect,” and the receipt of a certificate from an executive officer of CDI to that effect;

•

the receipt by Youbet of a tax opinion from its counsel that the merger and the subsequent merger, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code, subject to certain limited exceptions; and

•	the authorization for listing on NASDAQ of the shares of CDI common stock to be issued in the merger.

Some of the conditions set forth in the merger agreement may be waived by CDI or Youbet, subject to the agreement of the other party in specific cases. For a more detailed discussion of these matters, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 97 of this proxy statement/prospectus.

Regulatory Approvals (see page 86)

The notifications required under the HSR Act to the United States Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the United States Department of Justice, which we refer to as the DOJ, were filed on November 25, 2009 by CDI and Youbet. The statutory waiting period under the HSR Act was initially scheduled to expire on December 28, 2009 at 11:59 p.m., Eastern time. CDI notified the DOJ that it intends to withdraw its HSR Act notification voluntarily on December 23, 2009 to provide the DOJ additional time beyond the initial 30-day HSR Act waiting period to complete its review, and that it intends to re-file its notification on December 24, 2009. Based on the re-filing date of December 24, 2009, the statutory waiting period under the HSR Act is now scheduled to expire on January 25, 2010, at 11:59 p.m., Eastern time, unless it is terminated earlier by the DOJ or is extended if the DOJ requests additional information and documentary material. No other regulatory approvals are a condition to the completion of the merger.

Litigation (see page 86)

Youbet, its directors and CDI are parties to multiple lawsuits filed by third parties seeking monetary damages or injunctive relief, or both, in connection with the merger agreement. Based on the facts known to date, the defendants believe that the claims asserted against them in these lawsuits are without merit, and the defendants intend to defend themselves vigorously against the claims.

No Solicitation by Youbet (see page 100)

Subject to certain exceptions, the merger agreement precludes Youbet from soliciting or engaging in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest in Youbet’s equity or assets. Notwithstanding such restrictions, the merger agreement provides that, under specified circumstances occurring before Youbet’s stockholders approve the proposal to adopt the merger agreement, if Youbet receives an unsolicited proposal from a third party to acquire a significant interest in Youbet that its board of directors determines in good faith is reasonably likely to lead to a proposal that is superior to the merger with CDI, Youbet may furnish nonpublic information to that third party and engage in negotiations regarding an acquisition proposal with that third party.

Termination of the Merger Agreement (see page 110)

The merger agreement may be terminated at any time prior to the completion of the merger by the mutual written consent of CDI and Youbet. Also, either CDI or Youbet may terminate the merger agreement at any time prior to the completion of the merger if:

•	the merger is not completed on or before May 11, 2010, subject to a potential extension of nine months of such deadline pursuant to the terms of the merger agreement;

•	a governmental entity permanently enjoins or otherwise prohibits the completion of the merger; or

•	the Youbet special meeting or any adjournment or postponement thereof concludes without the approval of the proposal to adopt the merger agreement by Youbet’s stockholders.

Youbet may terminate the merger agreement at any time prior to the approval of the proposal to adopt the merger agreement by Youbet’s stockholders in light of a superior proposal if:

•

Youbet’s board of directors authorizes Youbet to enter into a definitive agreement concerning a transaction that constitutes a superior proposal and Youbet enters into such definitive agreement concurrently with such termination;

•	Youbet has complied in all material respects with, and the superior proposal did not otherwise result from a breach of, the section of the merger agreement imposing restrictions on the solicitation of alternative proposals, including its obligation to notify CDI of the superior proposal, see “The Merger Agreement—Non-Solicitation of Alternative Transactions” beginning on page 100 of this proxy statement/prospectus;

•

the superior proposal has not been withdrawn and continues to constitute a superior proposal at the conclusion of a three business day period that begins with notification to CDI of the superior proposal, subject to any extensions as contemplated by the merger agreement, and to the extent requested by CDI, Youbet engages in good faith negotiations with CDI to amend the merger agreement in such a manner that the transaction contemplated by the definitive agreement with respect to the superior proposal ceases to constitute a superior proposal; and

•

Youbet pays all fees and expenses required to be paid under the merger agreement as a result of such termination. See “The Merger Agreement—Termination of the Merger Agreement—Youbet Termination Fee and Expenses” beginning on page 112 of this proxy statement/prospectus.

In addition, Youbet may terminate the merger agreement at any time prior to the completion of the merger if:

•

CDI breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements, which breach or failure to perform would result in a failure of any of the conditions to Youbet’s obligation to complete the merger and which breach is not curable or, if curable, is not cured within 30 days after written notice is given by Youbet to CDI stating its intention to terminate the merger agreement and the basis for such termination; or

•

there has been a “Parent Material Adverse Effect” that is not curable or, if curable, is not cured within 30 days after written notice is given by Youbet to CDI stating its intention to terminate the merger agreement and the basis for such termination.

CDI may terminate the merger agreement at any time prior to the completion of the merger if:

•

Youbet breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements, which breach or failure to perform would result in a failure of any of the conditions to CDI’s obligation to complete the merger and which breach is not curable or, if curable, is not cured within 30 days after written notice is given by CDI to Youbet stating its intention to terminate the merger agreement and the basis for such termination;

•

the Youbet board of directors or any committee thereof (i) subject to certain restrictions on CDI’s ability to terminate the merger agreement, shall not have recommended, or the Youbet board of directors or a committee thereof shall have resolved not to recommend approval of the proposal to adopt the merger agreement, shall have made a change in recommendation or shall have failed to include its recommendation of the approval of the proposal to adopt the merger agreement by Youbet’s stockholders in the proxy statement relating to the Youbet special meeting, (ii) in response to a publicly announced or publicly disclosed alternative proposal from a third party, shall not have publicly reconfirmed its recommendation in favor of the adoption and approval of the merger agreement within five business days after CDI requests in writing that such recommendation be publicly reconfirmed (subject to certain limitations on the number of such requests that CDI may make), or (iii) subject to certain restrictions on CDI’s ability to terminate the merger agreement, shall have resolved or publicly proposed to do any of the foregoing;

•

Youbet has breached in any material respect its obligations under the section of the merger agreement imposing restrictions on the solicitation of alternative proposals, including its obligation to notify CDI of the superior proposal, see “The Merger Agreement—Non-Solicitation of Alternative Transactions” beginning on page 100 of this proxy statement/prospectus (except for any inadvertent or unintentional breaches that have no impact on CDI’s ability to complete the merger on the terms set forth in the merger agreement);

•

within 10 business days after a tender or exchange offer relating to securities of Youbet involving a person or group unaffiliated with CDI has first been published or announced, Youbet shall not have published, sent or given to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act a statement disclosing that the Youbet board of directors recommends rejection of such tender or exchange offer (including by taking no position with respect to such tender offer or exchange offer);

•

the Youbet board of directors or any committee thereof shall have recommended to its stockholders or approved any alternative proposal or any definitive agreement with respect to an alternative proposal or shall have resolved to do so; or

•

there has been a “Company Material Adverse Effect” that is not curable or, if curable, is not cured within 30 days after written notice is given by CDI to Youbet stating its intention to terminate the merger agreement and the basis for such termination.

Termination Fees (see page 112)

If the merger agreement is terminated, Youbet may be required in specified circumstances to pay a termination fee of approximately $4.3 million to CDI (and, in certain circumstances, transaction expenses of CDI up to $500,000), and CDI may be required in specified circumstances to pay a termination fee of $5 million to Youbet.

Certain Material United States Federal Income Tax Consequences (see page 87)

Youbet and CDI intend the merger and subsequent merger, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Code. Subject to the limited exception described below, it is a condition to the completion of the merger that CDI and Youbet each receives a written opinion from its counsel, dated the effective time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the effective time, for federal income tax purposes (i) the merger and the subsequent merger, taken together, will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) Youbet and CDI will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Assuming that treatment is proper, a holder of Youbet common stock whose shares are exchanged in the merger for shares of CDI common stock and cash generally will recognize gain (but not loss) realized on the exchange in an amount not exceeding the amount of cash received.

Notwithstanding the foregoing, the receipt of such opinions will not be a condition to the completion of the merger, the subsequent merger will not occur, and the merger will not constitute a reorganization within the meaning of Section 368(a) of the Code, if the value of the portion of the merger consideration to be paid in CDI common stock does not equal 40% or more of the value of the merger consideration. That circumstance would generally exist only if as of the effective time there has been a significant decline in the per share value of CDI common stock. In such a case, a holder of Youbet common stock generally will recognize capital gain or loss equal to the difference between the fair market value of the CDI common stock and the amount of cash received, and the stockholder’s adjusted tax basis in the shares of Youbet common stock given in exchange therefor.

Tax matters are complicated, and the tax consequences of the merger and subsequent merger to each Youbet stockholder will depend on such stockholder’s particular facts and circumstances.

Youbet stockholders should consult their tax advisors with respect to the federal, state and other tax consequences to them of the merger and subsequent merger.

Accounting Treatment (see page 89)

In accordance with accounting principles generally accepted in the United States, which we refer to as GAAP, CDI will account for the acquisition of shares of Youbet common stock through the merger under the acquisition method of accounting for business combinations. In determining the acquirer for accounting purposes, CDI considered the factors required under the business combination accounting guidance, and determined that CDI will be considered the acquirer of Youbet for accounting purposes.

Dividend Policies

CDI

The holders of CDI common stock receive dividends if and when declared by the CDI board of directors. Pursuant to the merger agreement, CDI has agreed that, except for annual aggregate cash dividends by CDI to its stockholders not in excess of $0.50 per share or dividends or distributions paid or made by any wholly owned subsidiary of CDI, it will not authorize or declare any dividend on or make any distribution with respect to any shares of its capital stock, or any of its subsidiaries’ capital stock, prior to the completion of the merger.

Youbet

The holders of Youbet common stock receive dividends if and when declared by the Youbet board of directors. Pursuant to the merger agreement, Youbet has agreed that it will not authorize or declare any dividend on or make any distribution with respect to any shares of its capital stock, other than dividends or distributions from any of Youbet’s wholly owned subsidiaries to Youbet or to Youbet’s other wholly owned subsidiaries, prior to the completion of the merger.

Comparison of Stockholder and Shareholder Rights and Corporate Governance Matters (see page 132)

As a result of the merger, the holders of Youbet common stock will become holders of CDI common stock. Following the completion of the merger, Youbet stockholders will have the same rights as holders of CDI common stock; however, due to differences between the laws of the states of incorporation of CDI and Youbet (which states are Kentucky and Delaware, respectively) and the different provisions of the governing documents of CDI and Youbet, the rights of former Youbet stockholders as CDI shareholders will be different from the rights they had as stockholders of Youbet.

Fees and Expenses (see page 115)

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this proxy statement/prospectus.

Selected Summary Historical Financial Data of CDI

The following tables set forth the selected historical consolidated financial data for CDI. The selected consolidated financial data as of and for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from CDI’s audited consolidated financial statements. The selected consolidated financial and operating data as of and for the nine months ended September 30, 2009 and 2008 have been derived from CDI’s unaudited interim condensed consolidated financial statements. The results for the nine months ended September 30, 2009 and 2008 are not necessarily indicative of the results that may be expected for the entire fiscal year. CDI’s unaudited interim condensed consolidated financial statements reflect all adjustments that management of CDI considers necessary for a fair statement of the financial position and results of operations for such periods in accordance with United States generally accepted accounting principles, which we refer to as GAAP. Historical results are not necessarily indicative of the results that may be expected for any future period.

This selected historical consolidated financial data should be read in conjunction with CDI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and CDI’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, all of which are incorporated into this proxy statement/prospectus. See “Additional Information—Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

	Nine Months Ended September 30,		Years Ended December 31,
(In thousands, except per common share data)	2009(1)	2008(2)	2008(2)	2007(3)	2006(4)(5)	2005(6)	2004(7)
Selected Statement of Net Earnings Data:
Net revenues	$354,670	$344,261	$430,566	$410,735	$376,671	$356,342	$304,888
Operating income	$44,587	$57,958	$52,779	$33,636	$49,582	$23,950	$30,994
Net earnings from continuing operations	$24,573	$32,614	$29,148	$17,038	$30,217	$13,848	$14,274
Discontinued operations, net of income taxes	$(863)	$8	$(599)	$(1,307)	$(406)	$65,060	$(5,359)
Net earnings	$23,710	$32,622	$28,549	$15,731	$29,811	$78,908	$8,915
Basic net earnings from continuing operations per common share	$1.75	$2.33	$2.10	$1.24	$2.24	$1.05	$1.08
Basic net earnings per common share	$1.69	$2.33	$2.06	$1.15	$2.21	$5.92	$0.67
Diluted net earnings from continuing operations per common share	$1.75	$2.33	$2.09	$1.23	$2.22	$1.04	$1.07
Diluted net earnings per common share	$1.69	$2.33	$2.05	$1.14	$2.19	$5.86	$0.67
Dividends paid per common share	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50
Selected Balance Sheet Data:
Total assets	$622,955	$609,146	$637,667	$624,816	$546,328	$517,844	$642,594
Working capital (deficiency) surplus	$(63,442)	$(26,582)	$(29,915)	$(17,979)	$1,650	$(15,269)	$135,640
Long-term debt	$33,000	$36,000	$43,140	$67,989	—	$15,602	$225,000
Convertible note payable, related party	$14,550	$14,129	$14,234	$13,814	$13,393	$12,973	$12,552
Shareholders’ equity	$420,311	$403,910	$393,891	$367,558	$350,079	$316,231	$238,428
Shareholders’ equity per common share	$30.65	$29.52	$28.77	$26.88	$26.09	$24.08	$18.48
Selected Cash Flow Data:
Additions to property and equipment, exclusive of business acquisitions, net	$32,305	$28,562	$40,150	$45,632	$46,599	$43,238	$77,172

The selected financial data presented above is subject to the following information:

(1)	During 2009, CDI recognized incremental income tax expense from continuing operations of $2.3 million as well as income tax expense from discontinued operations of $1.1 million related to proposed adjustments resulting from an audit of prior year income tax returns by the Internal Revenue Service.

(2)	During 2008, CDI recognized a gain of $17.2 million from insurance recoveries, net of losses, related to damages sustained by Fair Grounds from Hurricane Katrina.

(3)	On January 1, 2007, CDI adopted required GAAP related to accounting for uncertainty in income taxes, under which CDI may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The cumulative effect of adopting this GAAP was an increase of $0.3 million to unrecognized tax benefits and a corresponding decrease to retained earnings. In addition, during 2007, CDI recognized a gain of $0.8 million from insurance recoveries, net of losses, related to damages from Hurricane Wilma.

(4)	During 2006, CDI recognized a gain of $20.6 million from insurance recoveries, net of losses, related to damages sustained by Fair Grounds, Calder and Ellis Park, from Hurricane Katrina, Hurricane Wilma and a tornado, respectively ($1.4 million is included in discontinued operations). Also, during 2006, CDI recognized an asset impairment of $7.9 million to write down the long-lived assets of Hoosier Park to their estimated fair value. Finally, during 2006, CDI recognized a gain of $4.3 million, net of income taxes, on the sale of Ellis Park.

(5)	On January 1, 2006, CDI adopted required GAAP related to accounting for share-based payments using the modified prospective application method and therefore began to expense the fair value of all outstanding options related to an employee stock purchase plan over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all options granted subsequent to December 31, 2005 over their requisite service periods. During the year ended December 31, 2006, CDI recorded $0.1 million of additional share-based compensation expense as a result of adopting this GAAP.

(6)	During 2005, CDI recognized a gain of $69.9 million, net of income taxes, on the sale of the assets of Hollywood Park.

(7)	During 2004, CDI recognized a $4.3 million loss representing an unrealized loss on derivative instruments embedded in a convertible promissory note, a $1.6 million gain on the sale of our 19% interest in Kentucky Downs and a $6.2 million asset impairment loss recorded to write down the assets of Ellis Park (part of discontinued operations) to their estimated fair value.

Selected Summary Historical Financial Data of Youbet

The following tables set forth the selected historical consolidated financial data for Youbet. The selected consolidated financial data as of and for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from Youbet’s audited consolidated financial statements. The selected consolidated financial and operating data as of and for the nine months ended September 30, 2009 and 2008 have been derived from Youbet’s unaudited interim condensed consolidated financial statements. The results for the nine months ended September 30, 2009 and 2008 are not necessarily indicative of the results that may be expected for the entire fiscal year. Youbet’s unaudited interim condensed consolidated financial statements reflect all adjustments that management of Youbet considers necessary for a fair statement of the financial position and results of operations for such periods in accordance with GAAP. Historical results are not necessarily indicative of the results that may be expected for any future period.

This selected consolidated financial data should be read in conjunction with Youbet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Youbet’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, all of which are incorporated into this proxy statement/prospectus. See “Additional Information—Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008(1)	2007(2)	2006(3)	2005(4)	2004
	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Income Data
Revenues	$86,107	$83,068	$109,028	$122,494	$114,594	$82,366	$65,249
Operating costs	82,459	76,491	114,193	133,867	118,161	78,601	63,868

Income (loss) from continuing operations before income tax (benefit)	3,648	6,577	(5,165)	(11,373)	(3,567)	3,765	1,381
Income tax (benefit)	480	362	658	2,814	734	(1,854)	(3,250)

Income (loss) from continuing operations	3,168	6,215	(5,823)	(14,187)	(4,301)	5,619	4,631
Income (loss) from discontinued operations(5)	(18)	(743)	1,372	(14,231)	2,270	72	—

Net income (loss)	3,150	5,472	$(4,451)	$(28,418)	$(2,031)	$5,691	$4,631

Earnings (loss) per share:
Basic
Income (loss) from continuing operations	$0.08	$0.15	$(0.14)	$(0.34)	$(0.12)	$0.18	$0.16
Income (loss) from discontinued operations(5)	0.00	(0.02)	0.03	(0.34)	0.06	0.00	0.00
Net income (loss)	0.08	0.13	(0.11)	(0.68)	(0.06)	0.18	0.16
Diluted
Income (loss) from continuing operations	$0.07	$0.15	$(0.14)	$(0.34)	$(0.12)	$0.16	$0.14
Income (loss) from discontinued operations(5)	0.00	(0.02)	0.03	(0.34)	0.06	0.00	0.00
Net income (loss)	0.07	0.13	(0.11)	(0.68)	(0.06)	0.16	0.14
Selected Balance Sheet Data
Cash and cash equivalents	$16,895	$12,532	$16,538	$6,551	$21,051	$16,686	$13,287
Working capital (deficit)	2,963	(7,881)	(771)	(14,300)	5,019	12,015	8,876
Total assets	46,124	58,327	48,880	65,050	105,605	40,829	25,442
Current portion of long-term debt	8,484	9,561	8,704	10,390	8,311	620	391
Long-term debt, net of current portion	37	262	3,996	4,767	12,054	178	158
Stockholders’ equity	21,143	26,308	16,843	19,981	52,774	22,884	14,098

(1)	In connection with Youbet’s evaluation of strategic alternatives for United Tote, in February 2009, Youbet concluded that the carrying value of United Tote was impaired and recorded a non-cash impairment charge of $11.2 million as of December 31, 2008, which includes the elimination of $6.9 million in goodwill and reductions in the carrying value of computer equipment and intangible assets of $3.1 million and $1.2 million, respectively.
(2)	In connection with its evaluation of strategic alternatives for United Tote, in March 2008, Youbet concluded that United Tote goodwill was impaired and recorded a non-cash impairment charge of $8.0 million as of December 31, 2007.
(3)	In February 2006, Youbet acquired United Tote, and in October 2006, Youbet acquired Bruen Productions. In 2006, Youbet paid amounts and incurred associated legal fees totaling $2.7 million in connection with an arbitration award related to an audit of amounts paid to TVG under its license agreement with TVG for the period April 2002 through March 2005.
(4)	In June 2005, Youbet acquired International Racing Group.
(5)	In December 2007, Youbet sold Bruen Productions and in February 2008, its ceased operations at IRG. The results of both Bruen Productions and IRG have been accounted for as discontinued operations.

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined statement of net earnings data for the nine months ended September 30, 2009 and year ended December 31, 2008 reflect the merger and related transactions as if they had occurred on January 1, 2008. The following unaudited pro forma condensed combined balance sheet data as of September 30, 2009 reflect the merger and related transactions as if they had occurred on September 30, 2009.

Such unaudited pro forma condensed combined financial data is based on the historical financial statements of CDI and Youbet and on publicly available information and certain assumptions and adjustments as discussed in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 116 of this proxy statement/prospectus, including assumptions relating to the allocation of the consideration paid for the assets and liabilities of Youbet based on preliminary estimates of their fair value. This unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of CDI or Youbet would have been had the merger and related transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. CDI and Youbet may have performed differently had they been combined during the periods presented. The following should be read in connection with the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 116 of this proxy statement/prospectus and other information included in or incorporated by reference into this proxy statement/prospectus.

(In thousands, except per common share data)	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008
Selected Pro Forma Statement of Net Earnings Data:
Net revenues	$440,777	$539,594
Operating income	$44,018	$42,526
Income tax provision	$18,503	$18,463
Net earnings from continuing operations	$24,142	$19,055
Basic net earnings from continuing operations per common share	$1.44	$1.15
Diluted net earnings from continuing operations per common share	$1.44	$1.15
Basic weighted average common shares outstanding	16,266	16,229
Diluted weighted average common shares outstanding	16,728	16,705
Selected Pro Forma Balance Sheet Data:
Total assets	$797,459
Working capital (deficiency) surplus	$(15,006)
Long-term debt	$76,074
Convertible note payable, related party	$14,550
Shareholders’ equity	$511,380
Shareholders’ equity per common share	$31.18

Unaudited Pro Forma Combined Per Share Data

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial data for CDI and Youbet common stock. The pro forma and pro forma equivalent per common share data gives effect to the merger as if the merger had occurred on September 30, 2009, in the case of book value per common share data, and January 1, 2008, in the case of net earnings per common share information.

The pro forma per common share balance sheet data combines CDI’s September 30, 2009 unaudited condensed consolidated balance sheet with Youbet’s September 30, 2009 unaudited condensed consolidated balance sheet. The pro forma per common share statement of net earnings data for the year ended December 31, 2008 combines CDI’s audited consolidated statement of net earnings for the year ended December 31, 2008 with Youbet’s audited consolidated statement of net earnings for the year ended December 31, 2008. The pro forma per common share statement of net earnings data for the nine months ended September 30, 2009 combines CDI’s unaudited interim condensed consolidated statement of net earnings for the nine months ended September 30, 2009 with Youbet’s unaudited interim condensed consolidated statement of net earnings for the nine months ended September 30, 2009. The Youbet pro forma equivalent per common share financial data is calculated by multiplying the unaudited CDI pro forma combined per common share amounts by the exchange ratio (0.0598 shares of CDI common stock for each share of Youbet common stock). The exchange ratio does not include the $0.97 cash portion of the merger consideration.

The following information should be read in conjunction with the audited consolidated financial statements of CDI and Youbet, which are incorporated by reference in this proxy statement/prospectus, and the financial information contained in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 116 of this proxy statement/prospectus. The unaudited pro forma combined per common share data below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma combined per common share data does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008
CDI HISTORICAL PER COMMON SHARE DATA
Net earnings from continuing operations per common share	$1.75	$2.09
Dividends declared per common share	$—	$0.50
Book value per common share	$30.65	$28.77

YOUBET HISTORICAL PER COMMON SHARE DATA
Net earnings (loss) from continuing operations per common share	$0.07	$(0.14)
Dividends declared per common share	$—	$—
Book value per common share	$0.51	$0.41

CDI UNAUDITED DILUTED PRO FORMA PER COMMON SHARE DATA
Net earnings from continuing operations per common share	$1.44	$1.15
Dividends declared per common share	$—	$0.50
Book value per common share (1)	$31.18	N/A

YOUBET UNAUDITED DILUTED PRO FORMA EQUIVALENT PER COMMON SHARE DATA
Net earnings from continuing operations per common share	$0.09	$0.07
Dividends declared per common share	$—	$0.03
Book value per common share (2)	$1.86	N/A

(1)	Amount is calculated by dividing CDI’s shareholders’ equity by common shares outstanding. Pro forma book value per common share as of December 31, 2008 is not meaningful as purchase accounting adjustments were calculated as of September 30, 2009.
(2)	Pro forma equivalent book value per common share as of December 31, 2008 is not meaningful as purchase accounting adjustments were calculated as of September 30, 2009.

Comparative Per Share Market Price Data

CDI common stock trades on NASDAQ under the symbol “CHDN.” Youbet common stock trades on NASDAQ under the symbol “UBET.” The table below sets forth, for the periods indicated, cash dividends paid per share of CDI and Youbet common stock and the range of high and low per share sales prices for CDI and Youbet common stock as reported on NASDAQ. For current price information, you should consult publicly available sources. For more information on CDI and Youbet payment of dividends, see “Comparison of Stockholder and Shareholder Rights and Corporate Governance Matters—Dividends” beginning on page 134 of this proxy statement/prospectus.

	CDI Common Stock
	High	Low	Dividends Declared
Calendar Year 2007
First quarter	$45.45	$39.09	$0
Second quarter	$54.64	$43.66	$0
Third quarter	$54.87	$45.38	$0
Fourth quarter	$57.55	$48.22	$0.50
Calendar Year 2008
First quarter	$55.21	$40.22	$0
Second quarter	$52.98	$34.85	$0
Third quarter	$51.85	$32.35	$0
Fourth quarter	$49.67	$24.11	$0.50
Calendar Year 2009
First quarter	$41.84	$20.71	$0
Second quarter	$40.68	$28.20	$0
Third quarter	$39.92	$30.94	$0
Fourth quarter (through December 22, 2009)	$38.88	$30.00	$0.50

	Youbet Common Stock
	High	Low	Dividends Declared
Calendar Year 2007
First quarter	$3.83	$2.32	$0
Second quarter	$3.40	$2.42	$0
Third quarter	$2.50	$1.56	$0
Fourth quarter	$2.42	$0.74	$0
Calendar Year 2008
First quarter	$1.28	$0.65	$0
Second quarter	$1.72	$0.67	$0
Third quarter	$2.09	$1.04	$0
Fourth quarter	$1.54	$0.66	$0
Calendar Year 2009
First quarter	$1.70	$0.85	$0
Second quarter	$3.59	$1.59	$0
Third quarter	$3.91	$1.93	$0
Fourth quarter (through December 22, 2009)	$3.03	$2.05	$0

The following table presents the last reported sale price of a share of CDI common stock, as reported on NASDAQ, the last reported sale price of a share of Youbet common stock, as reported on NASDAQ, and the equivalent value of the merger consideration per share of Youbet common stock, in each case, on November 11, 2009, the last full trading day prior to the public announcement of the proposed merger, and on [—], 2009, the last trading day prior to the printing of this proxy statement/prospectus for which it was practicable to include this information.

Date	CDI Common Stock			Youbet Common Stock			Value of Merger Consideration Per Share of Youbet Common Stock(1)
November 11, 2009		$31.57			$2.41			$2.86
[—], 2009	$	[—	]	$	[—	]	$	[—	]

(1)	Calculated by multiplying the last reported sale price of CDI common stock by the 0.0598 per share exchange ratio plus $0.97.

The market value of the shares of CDI common stock to be issued in exchange for shares of Youbet common stock upon the completion of the merger will not be known at the time Youbet stockholders vote on the proposal to adopt the merger agreement. The exchange ratio is fixed and will not be adjusted for changes in the stock prices of either company before the merger is completed.

The above tables show historical stock price comparisons and the equivalent value of the merger consideration per share of Youbet common stock. Because the market prices of CDI common stock and Youbet common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Youbet stockholders in determining whether to approve the proposal to adopt the merger agreement. CDI shareholders and Youbet stockholders are encouraged to obtain current market quotations for CDI and Youbet common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the proposals before them. See “Additional Information—Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

RISK FACTORS

The merger involves risks for CDI shareholders and Youbet stockholders. Youbet stockholders will be choosing to invest in CDI common stock by voting in favor of the proposal to adopt the merger agreement. In addition to the other information included in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 47 of this proxy statement/prospectus, Youbet stockholders should carefully consider the following risks before deciding whether to vote for approval of the proposal to adopt the merger agreement.

Risks Relating to the Merger

CDI may not realize all of the anticipated benefits of the transaction.

The combined company’s ability to realize the anticipated benefits of the merger will depend, to a large extent, on the ability of CDI to integrate the businesses of Youbet with CDI. The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of CDI and Youbet. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, would preclude realization of the full benefits expected by CDI and Youbet. The failure of the combined company to meet the challenges involved in integrating successfully the operations of CDI and Youbet or otherwise to realize the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in unanticipated problems, expenses, liabilities, competitive responses, loss of customer and supplier relationships, and diversion of management’s attention, and may cause the combined company’s stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	maintaining employee morale and retaining key employees;

•	the diversion of management’s attention from ongoing business concerns;

•	coordinating geographically separate organizations;

•	unanticipated issues in integrating information technology, communications and other systems;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company; and

•	making any necessary modifications to operating control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

In addition, even if the operations of CDI and Youbet are integrated successfully, the combined company may not realize the full benefits of the transaction, including the synergies, cost savings or growth opportunities that CDI and Youbet expect. These benefits may not be achieved within the anticipated time frame, or at all. As a result, CDI and Youbet cannot assure you that the combination of Youbet with CDI will result in the realization of the full benefits anticipated from the transaction.

The price of CDI common stock might decline prior to the completion of the merger, which would decrease the value of the merger consideration to be received by Youbet stockholders in the merger. Further, at the Youbet special meeting, Youbet stockholders will not know the exact value of CDI common stock that will be issued in the merger.

The market price of CDI common stock at the time the merger is completed may vary significantly from the price on the date of the merger agreement or from the price on the date of the Youbet special meeting. CDI common stock has historically experienced volatility. On November 11, 2009, the last full trading day prior to the public announcement of the proposed merger, CDI common stock closed at $31.57 per share as reported on NASDAQ. From November 12, 2009, through [—], 2009, the trading price of CDI common stock ranged from a closing high of $[—] per share to a closing low of $[—] per share.

Under the merger agreement, each outstanding share of Youbet common stock (other than those shares held by CDI, Merger Sub or Merger LLC, and other than treasury shares) will be converted into the right to receive, upon completion of the merger, the merger consideration. Subject to an exception to ensure that the merger does not require CDI to issue more than 19.6% of the outstanding CDI common stock outstanding as of immediately prior to the effective time, the exchange ratio is fixed and will not be adjusted for changes in the stock prices of either company before the merger is completed. As a result, any changes in the market price of CDI common stock will have a corresponding effect on the market value of the merger consideration. Neither party, however, has a right to terminate the merger agreement based upon changes in the market price of CDI or Youbet common stock.

CDI and Youbet are working to complete the transaction as quickly as possible. CDI and Youbet currently expect that the merger will be completed during the first or second quarter of 2010. Because the date when the transaction is completed may be later than the date of the Youbet special meeting, Youbet stockholders may not know the exact value of the CDI common stock that will be issued in the merger at the time the Youbet stockholders vote on the proposal to adopt the merger agreement. As a result, if the market price of CDI common stock upon the completion of the merger is lower than the market price on the date of the Youbet special meeting, the market value of the merger consideration received by Youbet stockholders in the merger will be lower than the market value of the merger consideration at the time of vote by the Youbet stockholders. Moreover, during this interim period, events, conditions or circumstances could arise that could have a material impact or effect on CDI, Youbet or the industries in which they operate.

CDI and Youbet may be unable to obtain the regulatory approvals required to complete the merger.

The merger is subject to antitrust laws. CDI and Youbet have made their respective filings under applicable U.S. antitrust laws with the DOJ and the FTC.

Under the terms of the merger agreement, if any objections are asserted by any governmental entity with respect to the merger or if any litigation or proceedings are instituted by a governmental entity challenging the merger under applicable antitrust laws, or if any order is issued enjoining the merger under applicable antitrust laws, CDI has agreed to use its best efforts to resolve the objections, litigation or proceedings, or to have the order vacated in order to enable the merger agreement to close by May 11, 2010 (or February 11, 2011 if extended as described under “The Merger Agreement—Termination of the Merger Agreement”), and Youbet has agreed to use its best efforts to assist in those efforts.

CDI is not obligated to agree to take any action or accept any condition or requirement with respect to CDI or Youbet, and Youbet is not permitted to agree to that action without CDI’s consent, if that action or requirement would reasonably be expected to require CDI or Youbet to sell, license, transfer, assign, lease, dispose of or hold separate any material businesses or assets; result in any material limitations on CDI or Youbet to own, retain, conduct or operate all or a material portion of their respective businesses or assets; or require CDI or Youbet to grant any material right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party.

At any time before or after completion of the merger, either the DOJ, the FTC or any state attorneys general could challenge or seek to block the merger under applicable federal or state antitrust laws, as such regulatory authority deems necessary or desirable in the public interest. In addition, in some jurisdictions, a private party could initiate legal action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. CDI and Youbet cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, CDI and Youbet will prevail.

The merger may result in substantial goodwill and indefinite-lived intangible assets for the combined company. If the combined company’s goodwill and indefinite-lived intangible assets become impaired, the earnings of the combined company may be significantly reduced or eliminated, and shareholders’ equity may be reduced.

The unaudited pro forma condensed combined financial information reflects preliminary estimates of goodwill and indefinite-lived intangible assets of approximately $126.8 million as a result of the merger. This approximate amount of goodwill and indefinite-lived intangible assets assumes that the CDI common stock received by the Youbet stockholders and optionholders in the merger has a market value of $35.60 per share (the closing price of CDI common stock on NASDAQ on December 18, 2009). The actual amount of goodwill and indefinite-lived intangible assets recorded may be materially different and will depend in part on the market value of CDI common stock as of the date on which the merger is completed and the appropriate allocation of purchase price, which may be impacted by a number of factors, including changes in the net assets acquired and changes in the fair values of the net assets acquired. On at least an annual basis, CDI assesses whether there has been an impairment in the value of goodwill and indefinite-lived intangible assets. If the carrying value of goodwill and indefinite-lived intangible assets exceeds their estimated fair values, a non-cash impairment loss equal to such excess is recognized. Accordingly, any determination requiring the recognition of a non-cash impairment loss of a significant portion of goodwill and indefinite-lived intangible assets recorded in connection with the merger would negatively affect the combined company’s results of operations.

The issuance of shares of CDI common stock to Youbet stockholders in the merger will initially have a negative impact on the earnings per share of the combined company and will decrease the aggregate voting power of current CDI shareholders.

If the merger is completed, based on the number of fully diluted shares of Youbet common stock outstanding as of [—], 2009, CDI expects (assuming there is no adjustment to the exchange ratio) that approximately [—] million shares of CDI common stock will be issued for the outstanding shares and “in the money” stock options of common stock of Youbet. CDI expects that the merger will initially result in lower earnings per share than would have been earned by CDI in the absence of the merger. In addition, the issuance of shares in connection with the merger will decrease the aggregate voting power of current CDI shareholders. CDI expects that over time the merger will yield benefits to the combined company such that the merger will ultimately be accretive to earnings per share. However, there can be no assurance that the increase in earnings per share expected in the long term will be achieved. In order to achieve increases in earnings per share as a result of the merger, the combined company will, among other things, need to effectively continue the successful operations of Youbet after the merger.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the transaction.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of CDI and Youbet, and adjustments and assumptions have been made regarding the combined company after giving effect to the transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the transaction. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma condensed combined financial information. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, this unaudited pro forma condensed combined financial information.

The assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the transaction. Any decline or potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 116 of this proxy statement/prospectus.

Some of the conditions to the merger may be waived by CDI or Youbet without resoliciting stockholder approval of the proposals approved by Youbet’s stockholders.

Some of the conditions set forth in the merger agreement may be waived by CDI or Youbet, subject to the agreement of the other party in specific cases. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 97 of this proxy statement/prospectus. If any conditions are waived, CDI and Youbet will evaluate whether amendment of this proxy statement/prospectus and resolicitation of proxies are warranted. If the board of directors of Youbet determines that resolicitation of its stockholders is not warranted, Youbet will have the discretion to complete the merger without seeking further stockholder approval.

To be successful, the combined company must retain and motivate key employees, and failure to do so could seriously harm the combined company.

To be successful, the combined company must retain and motivate executives and other key employees. Employees of CDI and Youbet may experience uncertainty about their future roles with the combined company until or after strategies for the combined company are announced or executed. These circumstances may adversely affect the combined company’s ability to retain key personnel. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which effort may be adversely affected as a result of the uncertainty and difficulties with integrating CDI and Youbet. If the combined company is unable to retain executives and other key employees, the roles and responsibilities of such executive officers and employees will need to be filled either by existing or new officers and employees, which may require the combined company to devote time and resources to identifying, hiring and integrating replacements for the departed executives that could otherwise be used to integrate the businesses of CDI and Youbet or otherwise pursue business opportunities.

If the combined company is unable to manage its growth, its business and financial results could suffer.

The combined company’s future financial results will depend in part on its ability to profitably manage its core businesses, including any growth that the combined company may be able to achieve. Over the past several years, each of CDI and Youbet has engaged in the identification of, and competition for, growth and expansion opportunities. In order to achieve those initiatives, the combined company will need to, among other things, recruit, train, retain and effectively manage employees and expand its operations and financial control systems. If the combined company is unable to manage its businesses effectively and profitably, its business and financial results could suffer.

The market price of CDI common stock after the merger may be affected by factors different from those currently affecting the shares of CDI or Youbet.

Upon completion of the merger, holders of Youbet common stock will become holders of CDI common stock. The businesses of CDI differ from those of Youbet in important respects and, accordingly, the results of operations of the combined company and the market price of shares of CDI common stock following the merger may be affected by factors different from those currently affecting the independent results of operations of CDI and Youbet. For a discussion of the businesses of CDI and Youbet and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus referred to under “Additional Information—Where You Can Find Additional Information” beginning on page 146 of this proxy statement/prospectus.

Provisions of the merger agreement may deter alternative business combinations and could negatively impact the stock prices of CDI and Youbet if the merger agreement is terminated in certain circumstances.

Restrictions in the merger agreement prohibit Youbet from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a proposal that might be advantageous to the stockholders of Youbet when compared to the terms and conditions of the merger with CDI.

In addition, if the merger agreement is terminated, Youbet may be required in specified circumstances to pay a termination fee of approximately $4.3 million to CDI (and, in certain circumstances, transaction expenses of to $500,000 to CDI), and CDI may be required in specified circumstances to pay a termination fee of $5 million to Youbet. In the event the merger is terminated by CDI or Youbet in circumstances that obligate either party to pay the termination fee or termination expenses to the other party, the trading price of CDI’s and/or Youbet’s stock may decline.

These provisions may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to Youbet stockholders than the merger with CDI.

Directors and executive officers of Youbet have interests in the transaction that are different from, or in addition to, the interests of Youbet stockholders.

Youbet’s executive officers and directors have financial interests in the merger that are different from, or in addition to, their interests as Youbet stockholders. Stock options held by Youbet’s executive officers and directors will vest in connection with the merger. In addition, pursuant to her employment offer letter, Susan Bracey, Youbet’s Chief Financial Officer, is entitled to receive a bonus in connection with the merger at the discretion of Youbet’s Compensation Committee.

Youbet’s executive officers and directors will also receive indemnification and liability insurance benefits in connection with the merger and certain of Youbet’s executive officers may be offered employment with CDI, although no agreements have been entered into and no terms, conditions or understandings have been finalized. Additionally, CDI has agreed to appoint one current director of Youbet designated by Youbet to the CDI board of directors at the effective time.

CDI and Youbet will incur significant transaction and merger-related integration costs in connection with the merger.

CDI and Youbet expect to incur costs associated with completing the merger and integrating the operations of the two companies. CDI and Youbet estimate that their transaction costs for the merger will be approximately $1.9 million and $2.5 million, respectively, which include fees for investment banking, legal, accounting, due diligence, tax, valuation, printing and other various services in connection with the transaction. The substantial majority of additional non-recurring expenses resulting from the merger will be comprised of non-cash asset impairment losses and severance costs. Additional unanticipated costs may be incurred in the integration of the businesses of CDI and Youbet. Although CDI and Youbet expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, CDI and Youbet cannot give any assurance that this net benefit will be achieved in the near term, or at all.

The combined company may not be able to realize Youbet’s deferred income tax assets.

As of September 30, 2009, Youbet had net deferred tax assets of $25.0 million for which a $25.0 million valuation allowance was recorded. The ultimate realization of the deferred tax assets is dependent on a variety of factors, including taxable income in prior carryback years, future taxable income, tax planning strategies, potential legislative changes and reversals of existing taxable temporary differences.

Included in Youbet’s net deferred tax assets are net operating losses, which we refer to as NOLs, and tax credit carryforwards. The ability to utilize these NOLs and tax credit carryforwards to offset further taxable income would be limited following an “ownership change” of Youbet within the meaning of Section 382 of the Code, which we refer to as a Section 382 ownership change.

In general, a Section 382 ownership change occurs whenever the percentage of the stock of a corporation owned by “5-percent shareholders” (within the meaning of Section 382 of the Code) increases by more than 50 percentage points over the lowest percentage of the stock of the corporation owned by such “5-percent shareholders” at any time over a specified period, generally three years. If a Section 382 ownership change occurs, the corporation’s ability to utilize NOLs and other tax benefits is subject to an annual limitation.

As a result of the merger, Youbet will experience a Section 382 ownership change within the meaning of Section 382 of the Code. As a consequence, in any taxable year ending after the date of the merger, the amount of taxable income that can be offset by Youbet’s existing NOLs will be subject to an annual limitation under Section 382 of the Code equal to the fair market value of Youbet’s stock immediately before the merger multiplied by the “long-term tax-exempt rate” in effect at the time of the merger (as published monthly by the Internal Revenue Service, 4.16% for December 2009), adjusted to reflect any unused limitation for prior years and certain recognized built-in gains for the year, as determined under the Code. Under Section 383 of the Code, the amount of tax liability in any such year that can be reduced by Youbet’s existing tax credit carryforwards will also be limited.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of Youbet.

If the merger is not completed, the ongoing businesses of Youbet may be adversely affected and, without realizing any of the benefits of having completed the merger, Youbet will be subject to a number of risks, including the following:

•

Youbet may be required to pay CDI a termination fee of approximately $4.3 million if the merger is terminated under certain circumstances (and in certain circumstances, Youbet would be obligated to reimburse CDI up to $500,000 of actual expenses incurred in connection with the merger), as described in the merger agreement and summarized in this proxy statement/prospectus;

•	Youbet will be required to pay certain costs relating to the merger, whether or not the merger is completed;

•

under the merger agreement, Youbet is subject to certain restrictions on the conduct of its business prior to completing the merger which may affect its ability to execute certain of its business strategies; and

•

matters relating to the merger (including integration planning) may require substantial commitments of time and resources by Youbet management, which could otherwise have been devoted to other opportunities that may have been beneficial to Youbet as an independent company.

Several lawsuits have been filed against Youbet, the members of the Youbet board of directors, CDI and certain subsidiaries of CDI challenging the merger, and an adverse judgment in such lawsuits may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Youbet, the members of the Youbet board of directors, CDI and, in certain instances, two CDI subsidiaries, Merger Sub and Merger LLC, are named as defendants in purported class action lawsuits brought by Youbet stockholders challenging the proposed merger, seeking, among other things, to enjoin the defendants from completing the merger on the agreed-upon terms. If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed-upon terms, the injunction may prevent the completion of the merger in the expected timeframe (or altogether). See “The Merger—Litigation” beginning on page 86 of this proxy statement/prospectus for more information about the class action lawsuits related to the merger that have been filed.

Risks Relating to CDI

In addition to risks and uncertainties in the ordinary course of business that are common to all businesses, important factors that are specific to CDI’s industry and company could materially impact CDI’s future performance and results. The factors described below are the most significant risks that could materially impact CDI’s business, financial condition and results of operations. Additional risks and uncertainties that are not presently known to CDI, that CDI currently deems immaterial or that are similar to those faced by other companies in our industry or business in general may also impair CDI’s business and operations. Should any risks or uncertainties develop into actual events, these developments could have a material, adverse impact on CDI’s business, financial condition and results of operations.

General economic trends are unfavorable.

The recent disruption in the global credit markets, the re-pricing of credit risk and the deterioration of the financial and real estate markets generally have all contributed to a reduction in consumer spending and a contraction in global economic growth. Although initially impacting the housing, financial and insurance sectors, this deterioration further expanded into a significant recession affecting the general economy. Although there is a growing confidence that the global economies have resumed growth, there remains risk that the recovery will be short-lived, such recovery may not include the industries or markets in which CDI conducts our businesses, or the downturn may resume. There is a strong likelihood that the recent significant economic downturn has had, and for the foreseeable future will continue to have, a negative impact on CDI’s financial performance. The recent, severe economic downturn and adverse conditions in local, regional, national and global markets has negatively impacted CDI’s operations and will likely continue to do so in the near future. During periods of economic contraction like that currently being experienced, certain costs remain fixed or even increase, while revenues decline.

Economic trends specific to the horseracing industry are unfavorable.

Horseracing and related activities, as well as the gaming services we provide, are similar to other leisure activities in that they represent discretionary expenditures likely to decline during economic downturns. In some cases, even the perception of an impending economic downturn or the continuation of a recessionary climate can be enough to discourage consumers from spending on leisure activities. For example, one major horseracing company, Magna Entertainment Corp., which we refer to as MEC, filed for bankruptcy in the United States Bankruptcy Court for the District of Delaware on March 5, 2009. MEC owns several racetracks, including, among others, Santa Anita, Gulfstream Park, Lone Star Park, Laurel and Pimlico. It also owns Xpressbet, an ADW business. As such, it provides racing signals for wagering at CDI’s racetracks and through TwinSpires.com for import simulcast purposes and markets for export simulcast purposes. In addition, it is the co-owner with CDI of TrackNet and HRTV. MEC also owns AmTote International, Inc., a totalizator company that provides totalizator services to Arlington Park, Calder, Fair Grounds and TwinSpires. CDI cannot predict at this time what the effect will be of such bankruptcy on CDI’s business, financial condition or results of operations. However, as of the date of the filing of this proxy statement/prospectus, all amounts due to CDI from MEC related to activity prior to the date MEC filed for bankruptcy have been collected in full. CDI will continue to closely monitor the bankruptcy proceedings for potential development opportunities and the bankruptcy’s potential impact on CDI’s business, financial condition or results of operations.

CDI faces significant competition.

CDI operates in a highly competitive industry with a large number of participants, some of which have financial and other resources that are greater than those of CDI. The industry faces competition from a variety of sources for discretionary consumer spending including spectator sports and other entertainment and gaming options. Competitive gaming activities include traditional and Native American casinos, video lottery terminals, state-sponsored lotteries and other forms of legalized gaming in the U.S. and other jurisdictions. CDI does not enjoy the same access to the gaming public or possess the advertising resources that are available to state-sponsored lotteries as well as some of CDI’s other non-racetrack competitors, which may adversely affect CDI’s ability to compete effectively with them. Additionally, web-based interactive gaming and wagering is growing rapidly and affecting competition in CDI’s industry. CDI anticipates that competition will continue to grow in the web-based interactive gaming and wagering channels because of ease of entry.

Legalized gaming is currently permitted in various forms in many U.S. states and Canada. Other jurisdictions could legalize gaming in the future, and established gaming jurisdictions could award additional gaming licenses or permit the expansion of existing gaming operations. If additional gaming opportunities become available near CDI’s racing operations, such gaming opportunities could have a material, adverse impact on CDI’s business, financial condition, and results of operations.

All of CDI’s racetracks face competition in the simulcast market. Approximately 50,000 horse races are conducted annually in the U.S. Of these races, CDI hosts approximately 4,100 races each year, or around eight percent of the total. As a content provider, CDI competes for wagering dollars in the simulcast market with other racetracks conducting races at or near the same times as CDI’s races. As a racetrack operator, CDI also competes with other racetracks running live meets at or near the same time as CDI’s races for horses. In recent years, this competition has increased as more states legalize gaming allowing slot machines at racetracks with mandatory purse contributions. Over 85 percent of pari-mutuel handle is bet at off-track locations, either at other racetracks, OTBs, casinos, or via the internet. As a content distributor, CDI competes for these dollars to be wagered at CDI’s racetracks, OTBs and via CDI’s ADW business.

Calder, CDI’s thoroughbred racetrack in Miami, Florida faces direct competition from another thoroughbred racetrack in Miami, Florida. The two racetracks are located approximately 6.5 miles apart. Under Florida law, racetracks are permitted to race throughout the year, subject to an annual notification filed with the state of Florida on March 31 of each year. As a result, Calder and the other racetrack, respectively, may independently elect to host live races on the same days. CDI believes that hosting live races on the same days could materially and adversely impact CDI’s business, financial condition and results of operations.

Web-based businesses may offer consumers a wide variety of events to wager on, including other racetracks and other sporting events. Unlike most on-line and web-based gaming companies, CDI’s racetracks require significant and ongoing capital expenditures for both their continued operations and expansion. CDI could also face significantly greater costs in operating CDI’s business compared to these gaming companies. CDI cannot offer the same number of gaming options as on-line and Internet-based gaming companies, and CDI may face significantly greater costs in operating its business. Many on-line and web-based gaming companies are based off-shore and avoid regulation under U.S. state and federal laws. These companies may divert wagering dollars from pari-mutuel wagering venues, such as CDI’s racetracks. CDI’s inability to compete successfully with these competitors could have a material, adverse impact on CDI’s business, financial condition, and results of operations.

The ADW business is sensitive to changes and improvements to technology and new products. CDI’s ability to develop, implement and react to new technology and products for CDI’s ADW business is a key factor in its ability to compete with other ADW businesses. In addition, CDI believes that new competitors may enter the ADW business with relative ease because of the low cost of entry. As a result, CDI anticipates increased competition in its ADW business. It is difficult to predict the impact of increased competition on CDI’s ADW business.

The popularity of horse racing is declining.

There has been a general decline in the number of people attending and wagering on live horse races at North American racetracks due to a number of factors, including increased competition from other wagering and entertainment alternatives as discussed above and unwillingness of customers to travel a significant distance to racetracks. According to The Jockey Club, pari-mutuel handle in the U.S. was down 7.3% between 2008 and 2007. According to Equibase, pari-mutuel handle in the U.S. is down 10% in the first eleven months of 2009 compared to the same period in 2008. In addition, racetracks and other outlets may be unable to pay amounts owed to CDI as a result of business difficulties. CDI’s business plan anticipates CDI attracting new customers to its racetracks, OTBs and ADW operations. A continued decrease in attendance at live events and in on-track wagering could materially, adversely impact CDI’s business, financial condition, and results of operations.

CDI faces extensive regulation from various authorities.

The operation of pari-mutuel wagering and gaming facilities is subject to extensive state and local regulation. CDI depends on continued state approval of legalized gaming in states where it operates. CDI’s wagering and racing facilities must meet the licensing requirements of various regulatory authorities, including authorities in Kentucky, Illinois, Louisiana and Florida. CDI’s ADW business must meet the licensing requirements of the ORC as well as those of certain states in which it operates. To date, CDI has obtained all governmental licenses, registrations, permits and approvals necessary for the operation of CDI’s racetracks and gaming facilities. However, CDI may be unable to maintain its existing licenses. The failure to attain, loss of or material change in CDI’s licenses, registrations, permits or approvals may materially limit the number of races CDI conducts as well as CDI’s ability to operate slot machines, and/or video poker devices, and could have a material, adverse impact on CDI’s business, financial condition and results of operations. The high degree of regulation in the gaming industry is a significant obstacle to CDI’s growth strategy. CDI’s expansion into ADW operations will likely require, in some cases, amendments to current laws governing such activities.

Changes in legislation and regulation of CDI’s operations could affect CDI’s Racing business.

In Illinois, the IRB has the authority to designate racetracks as “host track” for the purpose of receiving host track revenues generated during periods when no racetrack is conducting live races. Racetracks that are designated as “host track” obtain and distribute out of state simulcast signals for the State of Illinois. Under Illinois law, the “host track” is entitled to a larger portion of commissions on the related pari-mutuel wagering. Failure to designate Arlington Park as “host track” during this period could have a material, adverse impact on CDI’s business, financial condition and results of operations. In addition, Arlington Park is statutorily entitled to recapture as revenues monies that are otherwise payable to Arlington Park’s purse account. The right to recapture these revenues is subject to change every legislative session.

These statutory or regulatory established revenue sources are subject to change every legislative session. The reduction or elimination of any one of them could have a material, adverse impact on CDI’s business, financial condition and results of operations. In addition, certain revenue sources are dedicated by legislation or regulation and may be subject to change. State legislators may also decide to legislate the amounts of certain sources of revenue. For example, certain states mandate a fixed source market fee or require a negotiated source market fee as a condition to obtain a license. The Virginia legislature recently mandated that 11.5% of all wagers from Virginia residents be paid to various interests in Virginia. While the legality of such statutes are questionable and may be challenged, legislative and regulatory changes to sources of revenue could have a material, adverse impact in CDI’s business, financial condition and results of operations.

Changes in legislation and regulation of CDI’s operations could affect CDI’s Gaming business.

CDI’s gaming operations exist at the discretion of the states where CDI conducts business. Certain aspects of CDI’s gaming operations are also subject to federal statutes or regulations. All of CDI’s pari-mutuel wagering operations are contingent upon continued governmental approval of those operations as forms of legalized gaming. Legislation to limit or prohibit gaming (pari-mutuel or non-pari-mutuel) may be introduced in the future. Any restriction on or prohibition of gaming operations could have a material, adverse impact on CDI’s business, financial condition and results of operations. In addition, any expansion of CDI’s gaming operations into gaming, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, will likely require various additional licenses, registrations, permits and approvals. CDI has and continues to seek legal authority to offer gaming at its racetracks where gaming is not currently permitted.

The approval process can be time-consuming and costly, and there is no assurance of success. In addition, the passage of legislation permitting gaming at racetracks can be a long and uncertain process. As a result, there can be no assurance that (i) jurisdictions in which CDI owns or operates racetracks will pass legislation permitting gaming, (ii) if jurisdictions pass such legislation, it will be permitted at CDI’s racetracks, and (iii) if gaming is permitted at CDI’s racetracks, it will be on economically viable terms. If gaming legislation is enacted in any jurisdiction where CDI owns or operates a racetrack and CDI proceeds to conduct gaming, there may be significant costs and other resources to be expended, and there will be significant risks involved, including the risk of changes in the enabling legislation (such as a decision to prohibit, delay or remove gaming rights at racetracks by legislation, regulatory act of the citizens, or other act) that could have a material, adverse impact on CDI’s business, financial condition and results of operations. CDI currently operates video poker devices and slot machines in Louisiana, and CDI is constructing a facility to operate slot machines adjacent to Calder in Miami Gardens, Florida.

Some jurisdictions view gaming operations as an attractive revenue source, and therefore companies with operations such as CDI’s are particularly vulnerable to additional or increased taxes and fees.

CDI believes that the prospect of raising significant additional revenue through taxes and fees is one of the primary reasons that certain jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to the normal federal, state, provincial and local income taxes, and such taxes and fees may be increased at any time. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. For instance, U.S. legislators have proposed the imposition of a U.S. federal tax on gross gaming revenues. It is not possible to determine with certainty the likelihood of any such changes in tax laws or their administration; however, if enacted, such changes could have a material adverse effect on CDI’s business.

The U.S. Federal Government’s response to a recent ruling by the World Trade Organization on the U.S.’s Internet gambling policy could adversely affect CDI’s financial performance.

In the spring of 2005, the World Trade Organization Appellate Body ruled that a claim from the island country of Antigua regarding U.S. Federal policy on international gambling may have merit due to an apparent inconsistency in how the U.S. treats interstate pari-mutuel wagers under the Interstate Horseracing Act of 1978, which we refer to as the IHA, and all other sports wagers, both on an interstate and international basis. The WTO Appellate Body ruled that the IHA raised questions regarding whether the U.S. has taken a consistently negative position regarding Internet wagering across state and international boundaries. As a part of its ruling, the WTO Appellate Body ordered the U.S. to clarify its position on interstate pari-mutuel wagering on or before April 3, 2006. The Federal government elected to file no response, preferring to rely, instead on its historical position that interstate account wagering violates the U.S. Federal Wire Act. The U.S. has subsequently pursued eliminating gambling from the list of permitted services that are among the permitted services contained in the treaty that was the subject of Antigua’s complaint to the World Trade Organization. However, there are no assurances that such approach will ultimately result in establishing a consensus. If a consensus is not established, or if Congress prohibits or restricts substantially the conduct of interstate wagering or ADW wagering, the extent to which Federal authorities successfully prosecute account wagering operators based in the United States or that take wagers from United States residents could have a material adverse effect on our revenues, business, financial condition, operating results and financial performance. Alternatively, if, as a result of the U.S.’s position, offshore wagering is permitted into the United States, that also could have a material adverse effect on our revenues and financial performance by increasing the competition CDI faces from offshore ADW companies.

Any future expansion of CDI’s ADW operations may require us to obtain additional governmental approvals or, in some cases, amendments to current laws governing such activities.

During 2007, CDI launched TwinSpires, an ADW business that accepts advance deposit wagers from customers of certain states who set up and fund an account from which they may place wagers via telephone, mobile device or through the internet at www.twinspires.com. The ADW business is heavily regulated, and laws governing advance deposit wagering vary from state to state. CDI may accept advance deposit wagers from residents of states where the law does not expressly address advance deposit wagering. Some states have expressly authorized advance deposit wagering by their own residents, some states have expressly prohibited pari-mutuel wagering and/or advance deposit wagering and other states have expressly authorized pari-mutuel wagering but have neither expressly authorized nor expressly prohibited their residents from placing wagers through advance deposit wagering hubs located in different states. CDI believes that an ADW business may open accounts on behalf of and accept wagering instructions from residents of states where pari-mutuel wagering is legal and where providing wagering instructions to ADW businesses in other states is not expressly prohibited by statute, regulations, or other governmental restrictions. However, state attorneys general, regulators, and other law enforcement officials may interpret state gaming laws, federal statutes, constitutional principles, and doctrines, and the related regulations in a different manner than CDI does. In the past, certain state attorneys general and other law enforcement officials have expressed concern over the legality of interstate advance deposit wagering. In December 2000, legislation was enacted in the United States that amends the IHA. CDI believes that this amendment clarifies that inter-track simulcast wagering, off-track betting and advance deposit wagering, as currently conducted by the U.S. horse racing industry, are authorized under U.S. federal law. The amendment may not be interpreted in this manner by all concerned, however, and there may be challenges to these activities by both state and federal law enforcement authorities, which could have a material, adverse impact on CDI’s business, financial condition and results of operations, including the licenses CDI holds to conduct horse racing and pari-mutuel wagering in the United States.

CDI’s expansion opportunities with respect to advance deposit wagering may be limited unless more states amend their laws or regulations to permit advance deposit wagering. Conversely, if states take affirmative action to make advance deposit wagering expressly unlawful, this could have a material, adverse impact on CDI’s business, financial condition and results of operations. In addition, the regulatory and legislative processes can be lengthy, costly and uncertain. CDI may not be successful in lobbying state legislatures or regulatory bodies to obtain or renew required legislation, licenses, registrations, permits and approvals necessary to facilitate the operation or expansion of CDI’s ADW business.

From time to time, the United States Congress has considered legislation that would either inhibit or restrict Internet gambling in general or inhibit or restrict the use of certain financial instruments, including credit cards, to provide funds for advance deposit wagering.

On October 13, 2006, President Bush signed into law the Unlawful Internet Gambling Enforcement Act, which we refer to as the UIGEA. The UIGEA prohibits those involved in the business of betting or wagering from knowingly accepting any financial instrument, electronic or otherwise, for deposit that is intended to be utilized for unlawful Internet gambling. The UIGEA also required the Department of Treasury and the Federal Reserve Board to develop a joint rule that would require U.S. financial firms participating in designated payment systems to establish policies and procedures reasonably designed to prevent payments being made to gambling businesses in connection with “unlawful internet gambling.”

On November 12, 2008, the Department of Treasury and the Federal Reserve Board issued final rules and regulations to implement the UIGEA which required compliance by December 1, 2009, and which we refer to as the UIGEA rule. Unfortunately, these rules and regulations did not prevent financial firms from blocking all internet gambling transactions even if such activity was legal and, in fact, at least one financial institution issued a policy that blocked all internet gambling transactions. On November 28, 2009, the effective date of such rules and regulations were delayed until June 1, 2010. Representatives on behalf of CDI and the horse racing industry are working to distinguish the ADW segment and the IHA from “unlawful internet gambling,” however, the UIGEA could have a material, adverse impact on CDI’s businesses.

Furthermore, many states have considered and are considering interactive and Internet gaming legislation and regulations, which may inhibit CDI’s ability to do business in such states, and anti-gaming conclusions and recommendations of other governmental or quasi-governmental bodies could form the basis for new laws, regulations, and enforcement policies that could have a material, adverse impact on CDI’s business, financial condition and results of operations. The extensive regulation by both state and federal authorities of gaming activities also can be significantly affected by changes in the political climate and changes in economic and regulatory policies. Such effects could be materially adverse to the success of CDI’s advance deposit wagering operation.

If credit card companies, banks or third party processing companies, as a policy, refuse to process account wagering transactions as a result of perceived legal uncertainty surrounding online live event wagering, CDI’s business and results of operations could be adversely affected.

Credit card companies, banks and third party processing companies may in the future become hesitant to process deposits, fees and online transactions by CDI’s customers as a result of perceived legal uncertainty, including perceived uncertainty under the UIGEA and the UIGEA rule, which prohibit the acceptance of credit cards, electronic funds transfers, checks, or the proceeds of other financial transactions by persons engaged in unlawful betting or wagering businesses, even though the UIGEA contains a specific exemption for activities that are permitted under the IHA. The refusal by credit card companies, banks and third party processing companies to process such transactions would limit the methods of payment available to CDI’s subscribers, reducing the convenience of CDI’s services, and may make competitive services more attractive. This may adversely affect CDI’s business.

Compliance with new requirements mandated by regulators can represent a significant cost and, in the event those requirements must be met quickly, could lead to operational difficulties.

From time to time, CDI is required to make changes to its facilities, business practices and operations by legal or regulatory changes or by mandate of regulators. Compliance with these changes can represent a significant cost to CDI and, in the event that these changes must be implemented quickly, could lead to difficulties or interruptions in CDI’s operations, which could have an adverse effect on CDI’s businesses.

CDI may experience resistance to certain of its business strategies.

CDI has entered into a reciprocal content swap agreement with MEC to exchange CDI’s respective horseracing signals with each other. MEC and CDI have also formed a venture, TrackNet, which serves as agent to MEC and CDI to sell CDI’s wagering and video rights to third parties, including racetracks, OTBs, casinos and other ADW providers. TrackNet also acts as agent to MEC and CDI to purchase horseracing wagering and video rights from third parties to make available through CDI’s respective outlets including CDI’s ADW platform. Other industry participants may not agree to sell and decline to purchase CDI’s wagering and video rights from the venture and/or to sell their wagering and video rights to CDI through the venture. This resistance may reduce the distribution of CDI’s wagering and video rights and/or CDI’s ability to purchase wagering and video rights for CDI’s outlets, including CDI’s ADW platform, potentially having a material, adverse impact on CDI’s business, financial condition and results of operations. In addition, in the event that TVG, a major competitor of TwinSpires.com, is able to sign other horseracing wagering and video rights owners to exclusive agreements as has been its past business practices, those wagering and video rights owners will not be able to make available their wagering and video rights to TwinSpires.com through TrackNet, which could, in turn, negatively impact CDI’s ability to retain and attract customers. TVG was recently acquired by Betfair Group, Ltd., an e-gaming betting platform based in Great Britain, which we refer to as Betfair. The effect of this acquisition on CDI’s business is not known at this time.

CDI also owns a fifty percent interest in a venture that owns and operates a horseracing television channel, HRTV. HRTV serves as CDI’s primary distribution channel to homes that rely on certain cable or satellite services for television delivery of horse races. This investment has historically generated operating losses, and CDI expects that to continue. In addition, HRTV may be unable to negotiate new distribution agreements with cable companies and/or satellite companies, resulting in a reduction in distribution. In addition, CDI’s customers may not subscribe to the services needed to access CDI’s horse races or may be confused about where to view CDI’s horse races. Any of these risks could have a material, adverse impact on CDI’s business, financial condition and results of operations.

CDI may not be able to attract quality horses and trainers.

To provide high quality horse racing, CDI must attract the country’s top horses and trainers. CDI’s success in attracting the top horses and trainers largely depends on the overall horse population available for racing and CDI’s ability to offer and fund competitive purses. Various factors have led to declines in the horse population in certain areas of the country, including competition from racetracks in other areas, increased costs and changing economic returns for owners and breeders, and the spread of various debilitating and contagious equine diseases such as the neurologic form of Equine Herpes Virus—I and Strangles, which is caused by the organism streptococcus equine. If any of CDI’s racetracks is faced with a sustained outbreak of a contagious equine disease, or if CDI is unable to attract horse owners to stable and race their horses at CDI’s racetracks by offering a competitive environment, including improved facilities, well-maintained racetracks, better conditions for backstretch personnel involved in the care and training of horses stabled at CDI’s racetracks and a competitive purse structure, CDI’s profitability could decrease. CDI also faces increased competition for horses and trainers from racetracks that are licensed to operate slot machines and other electronic gaming machines that provide these racetracks an advantage in generating new additional revenues for race purses and capital improvements.

Any decline in the number of suitable race horses could make it more difficult for CDI to attract top horses and trainers. This, in turn, could force CDI to decrease the size of CDI’s purses or other benefits CDI offers, to conduct fewer races or to accept horses of a lower quality.

CDI experiences significant seasonal fluctuations in operating results.

CDI experiences significant fluctuations in quarterly and annual operating results due to seasonality and other factors. CDI has a limited number of live racing days at its racetracks, and the number of live racing days varies from year to year. The number of live racing days CDI can offer directly affects its results of operations. A significant decrease in the number of live racing days and/or live races could have a material, adverse impact on CDI’s business, financial condition and results of operations. CDI’s live racing schedule dictates that CDI earn a substantial portion of CDI’s net earnings in the second quarter of each year when the Kentucky Derby and the Kentucky Oaks races are run during the first weekend in May. Business interruption, such as weather conditions, could affect CDI’s ability to conduct CDI’s most popular races. Any adverse impact on CDI’s races, including the Kentucky Derby, the Kentucky Oaks and key races at CDI’s other racetracks could have a material, adverse impact on CDI’s business, financial condition and results of operations.

CDI’s business depends on providers of Totalizator services.

In purchasing and selling CDI’s pari-mutuel wagering products, CDI’s customers depend on information provided by United Tote Company, which we refer to as United Tote, and AmTote International, Inc, which we refer to as AmTote. These totalizator companies provide the computer systems that accumulate wagers, record sales, calculate payoffs and display wagering data in a secure manner. There are only three major vendors that provide this service in North America. The loss of any one of these vendors as a provider of this critical service would decrease competition and could result in an increase in the cost to obtain these services. Because of the highly specialized nature of these services, replicating these totalizator services would be expensive and could result in a disruption of service. One vendor, AmTote, is owned by MEC. AmTote provides totalizator services to Arlington Park, Calder, Fair Grounds and TwinSpires. MEC has filed bankruptcy and announced that it intends to sell AmTote as part of its disposition of certain assets.

In addition, CDI relies upon the totalizator companies’ computer systems to ensure the integrity of CDI’s wagering process. A perceived lack of integrity in the wagering systems could result in a decline in bettor confidence and could lead to a decline in the amount wagered on horse racing. The failure of totalizator companies to keep their technology current could limit CDI’s ability to serve patrons effectively or develop new forms of wagering and/or affect the security of the wagering process, thus affecting patron confidence in CDI’s product.

Inclement weather and other conditions may affect CDI’s ability to conduct live racing.

Since horseracing, festivals and certain other entertainment events are conducted outdoors, unfavorable weather conditions, including extremely high and low temperatures, storms, tornadoes and hurricanes, could cause events to be cancelled and/or wagering to suffer. CDI’s operations are subject to reduced patronage, disruptions or complete cessation of operations due to severe weather conditions, natural disasters and other casualties. If a business interruption were to occur and continue for a significant length of time, at any of CDI’s racetracks, it could materially, and adversely affect CDI’s business, financial condition and results of operations.

CDI may not be able to complete acquisition or expansion projects on time, on budget or as planned.

CDI expects to pursue expansion and acquisition opportunities, and CDI regularly evaluates opportunities for development, including acquisitions or other strategic corporate transactions which may expand CDI’s business operations.

CDI could face challenges in identifying development projects that fit its strategic objectives, identifying potential acquisition candidates and/or development partners, negotiating projects on acceptable terms, and managing and integrating the acquisition or development projects. The integration of new operations and any other properties CDI may acquire or develop will require the dedication of management resources that may temporarily divert attention from CDI’s day-to-day business. The process of integrating new projects or acquired businesses may also interrupt the activities of those businesses or CDI’s pre-existing businesses, which could have a material, adverse impact on CDI’s business, financial condition and results of operations. CDI cannot assure that any new projects or acquired businesses will be completed or integrated successfully.

Management of new properties or business operations, especially in new geographic areas, may require that CDI increase CDI’s managerial resources. CDI cannot assure that it will be able to manage the combined operations effectively or realize any of the anticipated benefits of CDI’s acquisitions or developments.

CDI depends on agreements with its horsemen.

The IHA, as well as various state racing laws, require that CDI have written agreements with the horsemen at CDI’s racetracks in order to simulcast races, and, in some cases, conduct live racing. Certain industry groups negotiate these agreements on behalf of the horsemen, which we refer to as the horsemen’s groups. These agreements provide that CDI must receive the consent of the horsemen’s groups at the racetrack conducting live races before CDI may allow third parties to accept wagers on those races. In addition, the agreements between other racetracks and their horsemen’s groups typically provide that those racetracks must receive consent from the horsemen’s groups before CDI can accept wagers on their races. Further, the IHA and various state laws require that CDI have written agreements with horsemen’s groups at CDI’s racetracks in order to simulcast races on an export basis. If CDI fails to maintain these agreements, then CDI may not be permitted to simulcast races on an export basis. In addition, CDI’s simulcasting agreements are generally subject to the consent of these horsemen’s groups. Failure to receive the consent of these horsemen’s groups for new and renewing simulcast agreements could materially and adversely impact CDI’s business, financial condition and results of operations.

CDI also has written agreements with the horsemen’s groups with regards to the proceeds of gaming machines in Louisiana and Florida. Florida law requires Calder to have an agreement with the Florida Horsemen’s Benevolent and Protective Association, Inc., which we refer to as the FHBPA, governing the contribution of a portion of revenues from slot machine gaming to purses on live thoroughbred races conducted at Calder and an agreement with the Florida Thoroughbred Breeders and Owners Association, which we refer to as the FTBOA, governing the contribution of a portion of revenues from slot machines gaming to breeders’, stallion, and special racing awards on live thoroughbred races conducted at Calder before Calder can receive a license to conduct slot machine gaming. CDI has entered into the Calder Slots Agreement with the FHBPA and reached an agreement with the FTBOA for the sharing of slot revenue at Calder.

It is not certain that CDI will be able to maintain agreements with, or to obtain required consent from, CDI’s horsemen’s groups. The failure to maintain agreements with, or obtain consents from, CDI’s horsemen on satisfactory terms or the refusal by a Horsemen’s Group to consent to third parties accepting wagers on CDI’s races or CDI’s accepting wagers on third parties’ races could have a material, adverse impact on CDI’s business, financial condition and results of operations.

CDI depends on agreements with other constituents in the industry.

Various state laws require that an ADW business, like TwinSpires, must have an agreement in place with a racetrack located in a state before it can accept wagers from residents of that state. For example, California law requires that an ADW business must have an agreement with a racetrack and/or horsemen in California as a condition to accepting wagers from residents of California. There is no assurance that CDI will be able to enter into agreements on acceptable terms in those states where such agreements are required. Failure to enter into such agreements could preclude TwinSpires from accepting wagers from residents of those states, and could have a material, adverse impact on CDI’s business, financial condition and results of operations.

CDI depends on key personnel.

CDI’s future success will depend largely on the skills, efforts and motivation of Robert L. Evans, CDI’s President and Chief Executive Officer, and CDI’s other executive officers and key personnel, on whom CDI is highly dependent. CDI’s inability to retain key personnel could have a material, adverse impact on CDI’s business, financial condition and results of operations.

CDI may not be able to adequately insure its properties.

CDI’s property insurance coverage is predicated on the ability to obtain adequate and affordable coverage for all of CDI’s properties. The property insurance market and its pricing models are impacted by their global claims experience which may impact the pricing CDI obtains on its property coverage. The significant damage and resulting insurance claims in 2005 caused by (i) Hurricane Katrina to the New Orleans, Louisiana area and CDI’s Fair Grounds facility and OTBs; and (ii) Hurricane Wilma to South Florida and CDI’s Calder facility are significant factors in the increased costs of obtaining property coverage for CDI’s facilities and significantly impacted CDI’s ability to obtain and maintain adequate property coverage at its facilities. CDI’s inability to obtain and maintain adequate property coverage at reasonable prices could have a material, adverse impact on CDI’s business, financial condition and results of operations.

CDI’s ownership and development of real estate is subject to risks and may involve significant ongoing expenditures or losses that could adversely affect its operating results.

All real estate investments are subject to risks including: general economic conditions, such as the availability and cost of financing; local real estate conditions, such as an oversupply of residential, office, retail or warehousing space, or a reduction in demand for real estate in the area; governmental regulation, including taxation of property and environmental legislation; and the attractiveness of properties to potential purchasers or tenants. The real estate industry is also capital intensive and sensitive to interest rates. Further, significant expenditures, including property taxes, mortgage payments, maintenance costs, insurance costs and related charges, must be made throughout the period of ownership of real property, which expenditures may negatively impact CDI’s operating results.

CDI may be held responsible for contamination caused by hazardous materials, even if CDI did not cause the contamination.

CDI’s business is subject to a variety of federal, state and local governmental laws and regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. In addition, environmental laws and regulations could hold CDI responsible for the cost of cleaning up hazardous materials contaminating real property that CDI owns or operates (or previously owned or operated) or properties at which CDI has disposed of hazardous materials, even if CDI did not cause the contamination. If CDI fails to comply with environmental laws or if contamination is discovered, a court or government agency could impose severe penalties or restrictions on CDI’s operations or assess CDI with the costs of taking remedial actions.

CDI may experience difficulty in integrating recent or future acquisitions into its operations.

CDI may pursue acquisitions from time to time in the future. The successful integration of newly acquired businesses into CDI’s operations will require the expenditure of substantial managerial, operating, financial and other resources and may also lead to a diversion of CDI’s attention from CDI’s ongoing business concerns. CDI may not be able to successfully integrate these businesses or realize projected revenue gains, cost savings and synergies in connection with those acquisitions on the timetable contemplated, if at all. Furthermore, the costs of integrating businesses CDI acquires could significantly impact CDI’s short-term operating results. These costs could include:

•	restructuring charges associated with the acquisitions;

•	non-recurring acquisition costs, including accounting and legal fees, investment banking fees and recognition of transaction-related costs or liabilities; and

•	costs of imposing financial and management controls (such as compliance with Section 404 of the Sarbanes-Oxley Act of 2002) and operating, administrative and information systems.

Although CDI performs financial, operational and legal diligence on the businesses CDI purchases, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses and CDI’s ability to continue to operate them successfully and integrate them into CDI’s existing operations. In any acquisition CDI makes, CDI faces risks which include:

•	the risk that the acquired business may not further CDI’s business strategy or that CDI paid more than the business was worth;

•	the potential adverse impact on CDI’s relationships with partner companies or third-party providers of technology or products;

•	the possibility that CDI has acquired substantial undisclosed liabilities;

•	costs and complications in maintaining required regulatory approvals or obtaining further regulatory approvals necessary to implement the acquisition in accordance with CDI’s strategy;

•	the risks of acquiring businesses and/or entering markets in which CDI have limited or no prior experience;

•	the potential loss of key employees or customers;

•	the possibility that CDI may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses; and

•	changes to legal and regulatory guidelines, which may negatively affect acquisitions.

If CDI is unsuccessful in overcoming these risks, CDI’s business, financial condition or results of operations could be adversely affected.

Any infringement by CDI on intellectual property rights of others could adversely affect CDI’s business, financial condition and results of operations or result in litigation

In the course of CDI’s business, CDI becomes aware of potentially relevant patents or other intellectual property rights held by other parties. Many of CDI’s competitors as well as other companies and individuals have obtained, and may be expected to obtain in the future, patents or other intellectual property rights that concern products or services related to the types of products and services CDI currently offers or may plan to offer in the future. CDI evaluates the validity and applicability of these intellectual property rights and determines in each case whether CDI must negotiate licenses to incorporate or use the proprietary technologies in CDI’s products. Claims of intellectual property infringement may also require CDI to enter into costly royalty or license agreements. However, CDI may not be able to obtain royalty or license agreements on terms acceptable to CDI or at all. CDI also may be subject to significant damages or injunctions against the development and sale of CDI’s products and services.

CDI’s results may be affected by the outcome of litigation within CDI’s industry and the protection and validity of CDI’s intellectual property rights. For example, on May 17, 2007, ODS Technologies, L.P., d/b/a TVG Network filed a patent infringement lawsuit related to account wagering platforms against MEC and Xpressbet, Inc. Any litigation regarding patents or other intellectual property could be costly and time consuming and could divert CDI’s management and key personnel from CDI’s business operations. The complexity of the technology involved and the uncertainty of litigation surrounding it has the effect of increasing the risks associated with certain of CDI’s product offerings, particularly in the area of advance deposit wagering. There can be no assurance that CDI would not become a party to litigation surrounding CDI’s ADW business or that such litigation would not cause CDI to suffer losses or disruption in CDI’s business strategy.

Risks Relating to Youbet

If it is determined that Youbet’s business practices violate state gaming laws or regulations, Youbet could be subject to claims for damages, fines or other penalties and may be prohibited from accepting pari-mutuel wagers from these states in the future.

Youbet currently has licenses in the states of California, Idaho, Oregon, Virginia and Washington to operate an ADW multi-jurisdictional wagering hub and/or to accept wagers from residents of such states. Youbet also accepts pari-mutuel wagers from subscribers in other states where, it believes, accepting such wagers is permitted pursuant to the IHA, as amended, state laws, and certain other laws and legal principles, including those contained in the U.S. Constitution. However, state attorneys general and gaming regulators may interpret state gaming laws, the federal statutes and constitutional principles and doctrines in a narrower manner than Youbet does. If a federal or state court were to adopt such a narrow interpretation of these laws, Youbet may face criminal or civil damages, fines or other penalties and may be prohibited from accepting pari-mutuel wagers in one or more states in the future, which may adversely affect Youbet’s business and results of operations.

In addition, if any proceedings were brought by governmental or private litigants who disagree with Youbet’s interpretation of the applicable laws, the adverse publicity and cost of such litigation and diversion of management’s focus and time away from Youbet’s business operations may have a materially adverse effect on its financial condition and results of operations. From time to time, Youbet has received correspondence from various state governmental agencies inquiring into the legality of its business activities and, in certain circumstances, alleging its non-compliance with state gaming laws. To date, Youbet has responded in a timely manner to all of these inquiries outlining its legal position, which Youbet believe permits its business operations in such states. Youbet cannot assure you that any of these state governmental agencies agree with its legal position or that proceedings intended to prohibit or restrict its business will not be brought against Youbet by one or more of these state governmental agencies in the future.

Furthermore, a number of states have considered, enacted or are considering interactive and Internet gaming legislation and regulations which may inhibit Youbet’s ability to do business in such states or reduce the profitability of doing business in such states, and anti-gaming conclusions and recommendations of other governmental or quasi-governmental bodies could form the basis for new laws, regulations and enforcement policies that could have a material adverse impact on Youbet’s business. The extensive regulation by both state and federal authorities of gaming activities also can be significantly affected by changes in the political climate and changes in economic and regulatory policies. Such effects could be materially adverse to Youbet.

Laws and regulations proposed by Congress and various state legislatures or federal or state authorities that are directly applicable to online and Internet gambling could have a material adverse effect on Youbet’s business.

The Unlawful Internet Gambling Enforcement Act of 2006, which we refer to as the UIGEA, was signed into law on October 13, 2006. On November 12, 2008, the Department of Treasury and Federal Reserve Board jointly published the UIGEA rule.

The UIGEA includes certain racing protective provisions by maintaining the status quo with respect to wagering activities under the IHA. Certain versions of this legislation and other bills introduced in prior years have not included exemptions applicable to Youbet’s business, and Youbet cannot be certain legislation will not be introduced in the future that could threaten to materially and adversely affect its business.

A number of states have enacted, considered or are considering interactive and Internet gaming legislation and regulations which may or may not be worded so as to permit Youbet’s business to continue in such states; and anti-gaming conclusions and recommendations of other governmental or quasi-governmental bodies could form the basis for new laws, regulations, or enforcement policies that could have a material adverse effect on Youbet’s business. International expansion of Youbet’s business could result in its business being subject to laws and regulations of additional foreign jurisdictions, and changes in such laws and regulations or enforcement policies could have a material adverse effect on its business.

If credit card companies, banks or third party processing companies, as a policy, refuse to process account wagering transactions as a result of perceived legal uncertainty surrounding online live event wagering, Youbet’s business and results of operations could be adversely affected.

Credit card companies, banks and third party processing companies may in the future become hesitant to process deposits, fees and online transactions by Youbet’s customers as a result of perceived legal uncertainty, including perceived uncertainty under the UIGEA and the UIGEA rule, which prohibit the acceptance of credit cards, electronic funds transfers, checks, or the proceeds of other financial transactions by persons engaged in unlawful betting or wagering businesses, even though the UIGEA contains a specific exemption for activities that are permitted under the IHA. The refusal by credit card companies, banks and third party processing companies to process such transactions would limit the methods of payment available to Youbet’s subscribers, reducing the convenience of Youbet’s services, and may make competitive services more attractive. This may adversely affect Youbet’s business.

If the federal government or state governments impose taxes on wagers or increase fees on wagers, Youbet’s business could be adversely affected.

If one or more governmental authorities successfully assert that Youbet should collect taxes on wagers, it could adversely affect Youbet’s business. Youbet does not currently collect taxes on wagers. However, one or more local, state or foreign jurisdictions may seek to tax Internet wagering when a subscriber is physically within their jurisdiction at the time the wager is placed. Such taxes, if imposed, could have a material adverse effect on Youbet’s business. Youbet currently pays all applicable fees on wagers in accordance with the applicable rules and regulations of the jurisdictions where it is licensed and regulated. If the regulatory authorities in such jurisdictions increase the fees required to be paid on wagers, it would have a material adverse effect on Youbet’s business.

If any of Youbet’s significant license and content agreements are terminated or are not renewed, its business and results of operations may be adversely affected.

TV Games Network, which we refer to as TVG, has formed purported exclusive relationships with a number of major U.S. horse racetracks. In May 2001, Youbet entered into a license and content agreement with TVG. Pursuant to this agreement, Youbet has a non-exclusive license to access the simulcast audio, video and data content, as well as the wagering pools, of certain racing content at these racetracks. If Youbet’s agreement with TVG is terminated or if such relationships between TVG and such racetracks are terminated or not renewed, and if, following any such termination or non-renewal, Youbet is not able to license such content directly from the track operators, its business and results of operations may be adversely affected. Youbet also has content agreements with TrackNet Media Group LLC, which we refer to as TrackNet, NYRA and Hollywood Park which allow it to access the video and data content, as well as the wagering pools, of certain racing content controlled by them or their affiliates. If any of these content agreements are terminated or Youbet is not able to renew such agreements, its business and results of operations may be adversely affected.

Youbet faces strong competition, and it expects competition to increase.

TVG, which operates an ADW website and the Television Games Network, is a direct competitor in the interactive, pari-mutuel wagering market. The Television Games Network is a 24-hour national racing channel for distribution over cable, Dish Network and DIRECTV®, along with an in-home pari-mutuel wagering system that requires a dedicated television set-top box. TVG currently operates in 16 states. Expansion by TVG into states where TVG does not currently operate would increase competition for Youbet.

In January 2009, Betfair completed its purchase of TVG. Changes by Betfair in the operation of TVG, including investment of significant resources into the operation of TVG or expansion into states where TVG currently does not operate, would increase competition for Youbet.

MEC and its affiliated ADW website XpressBet, and CDI and its affiliated ADW website Twinspires.com, are also direct competitors in the domestic interactive, pari-mutuel wagering market. In March 2007, MEC and CDI announced that they had formed a joint venture called TrackNet through which the companies’ horse racing content would be available to each other’s various distribution platforms, including XpressBet and Churchill Downs Technology Initiatives Company, doing business as TwinSpires, which we refer to as TwinSpires, and to third parties, including racetracks, casinos and other ADW providers. MEC and CDI also jointly own Horse Racing Television.

Other competitors include, but are not limited to, Elite Turf Club, Racing & Gaming Services, Premier Turf Club, The Racing Channel, doing business as Oneclickbetting.com, Lien Games, AmWest Entertainment, New Jersey Account Wagering, The New York Racing Association, Connecticut OTB, Sol Mutuel Limited, Royal River Racing, Penn National Gaming, Inc., Day at the Track, Inc., and Racing2Day LLC. Youbet expects to compete with these entities, as well as new domestic and international competitors which may enter the interactive, pari-mutuel gaming market, including tracks themselves, off-track betting parlors, large established interactive and online software companies and domestic and international gaming companies. It is possible that Youbet’s current and potential competitors may have greater resources than Youbet.

The refusal by horsemen’s groups to approve content agreements could have a material adverse effect on Youbet’s business.

In 2008, the Thoroughbred Horsemen’s Group, which we refer to as the THG, a collection of horsemen’s groups from several states, refused to approve agreements for the distribution of certain content by ADW operators pursuant to the IHA. It is possible that the THG, other collections of horsemen groups, or individual horsemen groups, could refuse to approve such agreements in the future and such refusal may limit the content Youbet could provide to its customers and therefore have a material adverse affect on Youbet’s business.

Youbet’s inability to retain its relationships with its content providers would have a material adverse effect on its business.

Youbet depends upon a limited number of suppliers for the majority of its premier content, and the cancellation or non-renewal of its license agreements with any one of those suppliers, such as TrackNet, NYRA, Del Mar or Hollywood Park, would have a material adverse effect on its business.

Youbet’s inability to retain its core customer base or its failure to attract new customers would have a material adverse effect on its business.

Youbet’s data mining software generates detailed customer segmentation analyses based on variables such as wagering propensities and preferences, which allows it to personalize its product offerings through targeted special offers tailored to specific customer segments. Youbet believes that these techniques help it to retain its best customers. In addition, Youbet’s marketing relationships with the Daily Racing Form and others help it attract new customers. If Youbet were unable to retain its core customer base through robust content offerings and other popular features, if it loses customers to its competitors, or if it fails to attract new customers, Youbet’s businesses would fail to grow or would be adversely affected.

Current economic climate may adversely impact customers wager frequency and amounts.

The continuing credit crisis, increasing unemployment and the stock market declines may impact Youbet’s customers’ ability to wager with the same frequency and maintain their wagering level profiles. A significant loss of customers or a considerable decline in wagering would adversely affect Youbet’s business and results of operations. In addition, the current economic climate could adversely impact wagering levels and profitability at racetracks from which Youbet carries racing content, which may cause certain racetracks to cancel races or cease operations and therefore reduce the content Youbet could provide to its customers. A reduction in the content Youbet provides to its customers could reduce its revenue and have an adverse impact on its profitability.

System failures or damage from earthquakes, fires, floods, power loss, telecommunications failures, break-ins or other unforeseen events could harm Youbet’s business.

Youbet’s business depends upon its communications hardware and computer hardware. Currently, Youbet’s hardware is stored in two different locations. Its web services and internet connection hardware are located in a Tier IV co-location facility in Miami, Florida. Its AV distribution systems are stored at a co-location facility in Denver, Colorado. Youbet has built certain redundancies into its systems to avoid downtime in the event of outages, system failures or damage; however, it does not have duplicate geographic locations for its site of operations. Thus, Youbet’s systems remain vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures, terrorist attacks, hardware or software error, computer viruses, computer denial-of-service attacks and similar events. Despite any precautions it may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in Youbet’s services. Any unscheduled interruption in the availability of Youbet’s website and services results in an immediate, and possibly substantial, loss of revenue. Frequent or persistent interruptions in Youbet’s services could cause current or potential users to believe that its systems are unreliable, leading them to switch to its competitors or to avoid its site, and could permanently harm Youbet’s reputation and brand. These interruptions also increase the burden on Youbet’s engineering staff, which, in turn, could delay its introduction of new features and services on its website. Youbet has property and business interruption insurance covering damage or interruption of its systems. However, this insurance might not be sufficient to compensate Youbet for all losses that may occur.

Youbet may not be able to respond to rapid technological changes in a timely manner or without service interruptions, which may cause customer dissatisfaction.

The gaming sector is characterized by the rapid development of new technologies and continuous introduction of new products. Youbet’s main technological advantage versus potential competitors is its software lead-time in the market and its experience in operating an Internet-based wagering network. However, Youbet may not be able to maintain its competitive technological position against current and potential competitors, especially those with greater financial resources. Youbet’s success depends upon new product development and technological advancements, including the development of new wagering platforms. While it expends a significant amount of resources on research and development and product enhancement, Youbet may not be able to continue to improve and market its existing products or technologies or develop and market new products in a timely manner. Further technological developments may cause Youbet’s products or technologies to become obsolete or noncompetitive.

If Youbet were to lose the services of key personnel, it may not be able to execute its business strategy.

Youbet’s future success depends in a large part upon the continued service of key members of its senior management team. They are critical to Youbet’s overall management, as well as the development of Youbet’s technology, culture and strategic direction. Youbet’s future success depends on its ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, marketing, finance/accounting and customer service personnel. Competition for such personnel is intense, and Youbet may not be able to retain and attract such employees.

Youbet’s operating results fluctuate seasonally and may be adversely impacted by a reduction in live racing dates as a result of regulatory factors.

Youbet experiences significant fluctuations in quarterly operating results as a result of the seasonality associated with the racing schedules. Generally, revenue is greater in the second and third quarters of the calendar year. Youbet carries a limited number of live racing dates and the number of live racing dates varies somewhat from year to year. The allocation of live racing dates in most of the jurisdictions is subject to regulatory approval from year to year and, in any given year, there may not be the same or more racing dates than in prior years. A significant decrease in the number of live racing dates would reduce Youbet’s revenue and cause its businesses to suffer.

If the horse racing tracks that Youbet carries experience unfavorable weather, it may cause races to be cancelled which would reduce its revenue and have an adverse impact on its profitability.

Because horse racing is conducted outdoors, unfavorable weather conditions, including extremely high or low temperatures, excessive precipitation, storms or hurricanes, may cause races to be cancelled. Because a substantial portion of Youbet’s operating expenses are fixed, a reduction in the number of races held or in the number of horses racing due to unfavorable weather would reduce its revenue and have an adverse impact on its profitability.

A horse racing industry controversy could cause a decline in bettor confidence and result in changes to legislation, regulation or industry practices, which could materially reduce the amount wagered on horse racing and increase Youbet’s costs, and therefore, adversely affect its revenue and operating results.

A horse racing industry controversy could cause a decline in bettor confidence and result in changes to legislation, regulation or industry practices. For example, on October 26, 2002, in connection with the Breeders’ Cup World Thoroughbred Championships held at Arlington Park in Chicago, Illinois, only one person placed winning bets on the Pick 6, a bet to pick the winning horse in six consecutive races. The bettor purchased all six winning tickets, valued at more than $2.5 million, through an off-track betting telephone system. Payment of the winnings was withheld when an examination of the winning bets revealed an unusual betting pattern. Scientific Games Corporation, the parent company of Autotote Systems, Inc., later announced that it had fired an employee who had allegedly accessed the totalizator system operated by Autotote Systems, altered the winning Pick 6 tickets, and erased the record of his access. The Federal Bureau of Investigation conducted an investigation, and three individuals pled guilty in federal court to conspiring to commit fraud and money laundering. Industry controversy, like the Pick 6 matter, could result in a perceived lack of integrity or security, a decline in bettor confidence, and could lead to a decline in the amount wagered on horse racing. Any such controversy could lead to changes in legislation, regulation or industry practices, which could result in a material reduction in the amount wagered on horse racing and in the revenue and earnings of companies in the horse racing industry, including Youbet.

The inability of Youbet’s systems and controls to handle online security risks would have a material adverse effect on its business.

Youbet uses packet filters, fire walls and proxy servers which are all designed to control and filter the data allowed to enter its data centers. However, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may make it easier for someone to compromise or breach the technology Youbet uses to protect its subscribers’ transaction data. If such a breach of security were to occur, it could cause interruptions in service and loss of data or cessation in service to Youbet subscribers. This may also allow someone to introduce a “virus” or other harmful component to Youbet causing an interruption or malfunction.

To the extent Youbet’s activities involve the storage and transmission of information such as credit card numbers, security breaches could damage Youbet’s reputation and expose it to a risk of loss or litigation and possible liability, as well as costs of complying with laws governing disclosure and remediation following such breaches. Youbet’s insurance policies might not be sufficient to reimburse it for losses caused by such security breaches.

The U.S. government’s investigation into the wagering activities of certain International Racing Group customers may adversely affect Youbet’s financial condition and results of operations.

The U.S. government’s investigation into the wagering activities of certain International Racing Group, which we refer to as IRG, customers resulted in the seizure of approximately $1.5 million held in IRG bank accounts on October 11, 2007, among other things. On March 14, 2008, Youbet entered into agreements with the U.S. Attorney’s Office in Las Vegas. Pursuant to one agreement, the U.S. Attorney’s Office agreed not to pursue any charges against Youbet or IRG in exchange for Youbet’s continued cooperation with the government’s ongoing investigation. In separate agreements, Youbet agreed to forfeit approximately $1.5 million previously seized by the government as part of its investigation.

While these agreements resolve the matter for Youbet, the U.S. government’s ongoing investigation creates other ancillary risks. Youbet’s continued cooperation with the U.S. government’s investigation may continue to divert management’s attention from managing its day-to-day operations and expenses arising from cooperating and responding to the U.S. government’s investigation may be significant. In addition, current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from Youbet, including attorneys’ fees, with respect to current or future proceedings related to this matter. These events could adversely affect Youbet’s financial condition, results of operations and the price of its common stock.

Youbet’s credit facility imposes significant restrictions on its business.

Youbet’s credit facility, which consists of a $5.0 million revolving line of credit and a $10.0 million term loan and matures on November 30, 2010, contains customary covenants under the loan and security agreement, including restrictions on Youbet’s ability to incur indebtedness, make investments, pay dividends or engage in mergers and acquisitions. The loan and security agreement also contains certain financial covenants, including (i) a requirement to maintain a specified debt service coverage ratio, (ii) a requirement to maintain a leverage ratio not to exceed 2:1, (iii) a requirement to maintain a certain minimum specified adjusted EBITDA and (iv) limitations on capital expenditures. Youbet’s indebtedness under the loan and security agreement is guaranteed by UT Gaming, Inc., which we refer to as UT Gaming, the direct parent of United Tote, and secured by substantially all of Youbet’s assets, including its intellectual property, and UT Gaming’s equity in United Tote. The covenants contained in the loan and security agreement may limit Youbet’s ability to expand, pursue its business strategies and obtain additional funds. Youbet’s ability to meet the financial covenants in the loan and security agreement may be adversely affected by deterioration in business conditions or Youbet’s results of operations, adverse regulatory developments and other events beyond its control. As of September 30, 2009, Youbet was in compliance with financial covenants under the loan and security agreement. Failure to comply with these covenants may result in the occurrence of an event of default. Upon the occurrence of an event of default, the lender may terminate Youbet’s credit facility and demand immediate payment of all amounts borrowed by Youbet, which would have adverse consequences on Youbet’s business and results of operations and may adversely affect the trading price of its common stock. The merger will result in a change of control under Youbet’s credit facility, which constitutes an event of default. As a result, the lenders on the credit facility may accelerate Youbet’s obligations under the credit facility.

Youbet’s totalizator business depends on its relationships with its track and other partners for a substantial portion of its revenue. The loss of all or a portion of these relationships could result in the failure to realize the expected level of revenue from Youbet’s totalizator business.

United Tote, Youbet’s subsidiary through which it conducts its totalizator business, has contracts to provide totalizator services to more than 100 tracks and other facilities that accept pari-mutuel wagers, such as off-track betting parlors, casinos, and jai alai frontons. As a result, the success of United Tote depends, in part, on Youbet’s ability to maintain successful relationships with United Tote’s contract partners. Should these contract partners discontinue purchasing totalizator services from United Tote, Youbet will fail to realize its expected level of revenue from Youbet’s totalizator business.

Youbet’s totalizator business depends on the total amount of wagers placed with its track partners.

Many of United Tote’s contracts provide that it will receive a percentage of the pari-mutuel wagers for which it provides totalizator services. As the amount of pari-mutuel wagering increase, United Tote’s revenue increases. Accordingly, a decrease in wagers placed at one or more of United Tote’s contract partners could cause a decline in United Tote’s revenue and, in turn, Youbet’s consolidated revenue as the owner of United Tote. Further, any material reduction by any one of United Tote’s contract partners in its level of commitment of resources, funding, personnel, and interest in continued development of horse racing or other wagering-based businesses could cause a decline in wagering and United Tote’s and Youbet’s consolidated revenue.

Youbet’s totalizator business depends upon leading with and responding to technological changes.

United Tote’s success depends upon new product development and technological advancements, including the development of more advanced wagering terminals. While United Tote devotes resources to research and development and product enhancement, it may not be able to continue to improve and market existing products or technologies or successfully develop and market new products in a timely manner. Further technological developments by competitors may cause United Tote products or technologies to become obsolete or noncompetitive.

Technological or human errors could have a material adverse effect on Youbet’s totalizator business.

Errors by United Tote technology or personnel may subject United Tote to liabilities, including financial penalties under its totalizator service contracts, which could have a material adverse effect on Youbet’s tote business.

Current economic conditions may lead to a cessation or reduction of operations by Youbet’s tote contract partners that could have a material adverse effect on United Tote’s totalizator business.

The continuing credit crisis, increasing unemployment and the stock market declines may impact the ability of United Tote’s contract partners to continue operations at current levels. A cessation or reduction of operations by United Tote’s contract partners could cause them to discontinue or limit the totalizator services they purchase from United Tote, which could adversely affect Youbet’s business and results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus contain or may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause CDI’s, Youbet’s or the combined company’s actual results, performance, prospects or opportunities, as well as those of the markets CDI, Youbet or the combined company serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which CDI and Youbet participate and other trends, developments and uncertainties that may affect CDI’s or Youbet’s business in the future. In addition to the risk factors identified elsewhere in this proxy statement/prospectus, risks, uncertainties and other factors that could cause actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these statements include, among other things:

•	the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period;

•	the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties;

•	the failure of Youbet’s stockholders to approve the proposed merger;

•	the risk that CDI and Youbet businesses will not be integrated successfully;

•	disruption from the proposed transaction making it more difficult to maintain business and operational relationships;

•	the risk that significant licensing agreements may be terminated or not renewed;

•	rising prices for content;

•	the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions;

•	the effect of global economic conditions, including any disruptions in the credit markets;

•	the effect of UIGEA regulations and/or the resulting policies adopted by credit card companies and other financial institutions;

•	the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties;

•	the overall economic environment;

•	the impact of increasing insurance costs;

•	the impact of interest rate fluctuations;

•	the effect of any change in CDI’s or Youbet’s accounting policies or practices;

•	the financial performance of CDI’s racing operations;

•

the impact of live racing day and other gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which CDI and Youbet operate or are in close proximity;

•	costs associated with CDI’s or Youbet’s efforts in support of alternative gaming initiatives;

•	costs associated with customer relationship management initiatives;

•	a substantial change in law or regulations affecting racing, pari-mutuel or gaming activities;

•	CDI’s continued ability to effectively compete for the country’s top horses and trainers necessary to field high-quality horse racing;

•	CDI’s continued ability to grow its share of the interstate simulcast market and obtain the consents of horsemen’s groups to interstate simulcasting;

•	CDI’s ability to execute its acquisition strategy and to complete or successfully operate planned expansion projects;

•	CDI’s ability to successfully complete any divestiture transaction;

•	market reaction to CDI’s expansion projects;

•

the loss of CDI’s or Youbet’s totalizator companies or their inability to provide us assurance of the reliability of their internal control processes through Statement on Auditing Standards No. 70 audits or to keep their technology current;

•	CDI’s accountability for environmental contamination;

•	the loss of key personnel;

•	the impact of natural disasters on CDI’s or Youbet’s operations and their ability to adjust the casualty losses through CDI’s or Youbet’s property and business interruption insurance coverage;

•	any business disruption associated with a natural disaster and/or its aftermath;

•	the impact of wagering or other federal or state laws, including changes in any such laws or enforcement of those laws by regulatory agencies;

•	the outcome of pending or threatened litigation;

•

changes in CDI’s relationships with horsemen’s groups and their memberships, including with respect to its ability to reach agreement with horsemen’s groups on future purse and other agreements (including, without limitation, agreements on sharing of revenues from gaming and advance deposit wagering);

•	the effect of claims of third parties to intellectual property rights;

•	the volatility of CDI’s and Youbet’s stock price;

•	a substantial change in allocation of live racing days;

•	CDI’s ability to execute on its permanent slot facility in Florida;

•	CDI’s ability to integrate businesses it acquires, including CDI’s ability to maintain revenues at historic levels and achieve anticipated cost savings; and

•

the outcome of any claims arising in connection with a pending lawsuit in federal court in the Western District of Kentucky styled Churchill Downs Incorporated, et al v. Thoroughbred Horsemen’s Group, LLC, Case #08-CV-225-S.

See CDI’s and Youbet’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2008 and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of documents incorporated by reference into this proxy statement/prospectus, as of the dates of those documents. Neither CDI nor Youbet undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

THE SPECIAL MEETING OF YOUBET STOCKHOLDERS

General

This proxy statement/prospectus is being provided to Youbet stockholders as part of a solicitation of proxies by the Youbet board of directors for use at the Youbet special meeting, including any adjournment or postponement of the special meeting. This proxy statement/prospectus provides Youbet stockholders with important information they need to know to be able to vote, or instruct their brokers or other nominees to vote, at the Youbet special meeting.

Date, Time and Place of the Youbet Special Meeting

Youbet will hold a special meeting of its stockholders on [—], 2010, promptly at [—] [—].m. local time at [—], located at [—].

Purpose of the Youbet Special Meeting

At the Youbet special meeting, including any adjournment or postponement thereof, Youbet stockholders will be asked to consider and vote upon and approve the following proposals:

1.	the proposal to adopt the merger agreement;

2.	the Youbet special meeting adjournment proposal; and

3.	the transaction of such other business as may properly come before the special meeting or any adjournment or postponement thereof.

A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. Youbet stockholders are encouraged to read the merger agreement in its entirety.

THE MATTERS TO BE CONSIDERED AT THE YOUBET SPECIAL MEETING ARE OF GREAT IMPORTANCE TO YOUBET STOCKHOLDERS. ACCORDINGLY, YOUBET STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS AND THE OTHER INFORMATION INCORPORATED BY REFERENCE HEREIN, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

Recommendation of the Youbet Board of Directors

After careful consideration, the Youbet board of directors unanimously determined that the merger and the merger agreement are advisable and fair to, and in the best interests of, Youbet and its stockholders, and unanimously approved the merger and the merger agreement.

The Youbet board of directors unanimously recommends that the Youbet stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the Youbet special meeting adjournment proposal, if necessary.

In considering such recommendation, Youbet stockholders should be aware that some Youbet directors and executive officers have interests in the merger that are different from, or in addition to, those of Youbet stockholders generally. See the section entitled “The Merger—Interests of Youbet’s Directors and Executive Officers in the Merger” beginning on page 92 of this proxy statement/prospectus.

If your submitted proxy card does not specify how you want to vote your shares, your shares will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the Youbet special meeting adjournment proposal, if necessary.

Admission to the Youbet Special Meeting

Only Youbet stockholders as of the close of business on the record date, [—], and other persons holding valid proxies for the special meeting are entitled to attend the Youbet special meeting. Youbet stockholders and their proxies should be prepared to present valid government-issued photo identification. Youbet stockholders who are not record holders but hold shares through a broker, bank or other nominee (i.e., in “street name”) should provide proof of beneficial ownership on the record date for the Youbet special meeting, such as their most recent account statement prior to [—], or other similar evidence of ownership. Anyone who does not provide valid government-issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the Youbet special meeting.

Record Date and Stockholders Entitled to Vote

Record Date. The Youbet board of directors has fixed the close of business on [—], as the record date for the Youbet special meeting. Accordingly, only holders of record of Youbet common stock as of the close of business on the record date will be entitled to notice of, and to vote at, the Youbet special meeting or any adjournment or postponement thereof. As of the Youbet record date, an aggregate of [—] shares of Youbet common stock were issued and outstanding. The holders of Youbet common stock are entitled to one vote per share on any proposal presented at the Youbet special meeting.

Street Name Stockholder. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” These proxy materials are being forwarded to you by your broker, bank or other nominee, who is considered, with respect to those shares, the record holder. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote, and you are also invited to attend the special meeting. However, since you are not the record holder, you may not vote these shares in person at the special meeting unless you follow the applicable procedures for obtaining a legal proxy from your broker, bank or other nominee. Your broker, bank or nominee has enclosed a voting instruction card for you to use.

A complete list of the stockholders entitled to vote at the special meeting will be available for examination by any stockholder for any purpose germane to the special meeting, during ordinary business hours for a period of at least 10 days prior to the special meeting, at the offices of Youbet.com, Inc., 5901 De Soto Avenue, Woodland Hills, California 91367. Such list will also be available for examination at the special meeting.

How You Can Vote

You can only vote your shares if you are either represented by proxy or eligible to vote your shares in person at the special meeting. You can submit your proxy by:

•	the Internet, as described on the proxy card;

•	telephone, as described on the proxy card; or

•	mail, by completing and returning the enclosed proxy card.

If you hold shares through a bank, broker or other nominee, please provide your voting instructions by Internet, telephone or mail in accordance with the instructions contained on your voting instruction card. If you return a properly signed proxy card, we will vote your shares as you direct.

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one proxy card. The Youbet board of directors urges Youbet stockholders to complete, sign, date and return each proxy card and voting instruction card they receive for the Youbet special meeting.

Adjournment

Youbet’s bylaws provide that a special meeting of the stockholders may be adjourned from time to time either by the chairman of the meeting or by the vote of the majority of shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, Youbet may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned special meeting, a notice of the adjourned special meeting shall be given to each stockholder of record entitled to vote at the special meeting.

Required Vote, Quorum, Abstentions and Broker Non-Votes

Each share of Youbet common stock receives one vote on all matters properly brought before the special meeting. In order to conduct business at the special meeting, a quorum of a majority of the total number of votes entitled to be cast must be present in person or represented by proxy.

Youbet cannot complete the merger unless the proposal to adopt the merger agreement is approved by the affirmative vote of the holders of a majority of the outstanding shares of Youbet common stock entitled to vote at the special meeting. Approval of the Youbet special meeting adjournment proposal, if necessary to solicit additional proxies if there are insufficient votes to approve the proposal to adopt the merger agreement at the time of the special meeting, requires the affirmative vote of a majority of the shares of Youbet common stock present in person or represented by proxy at the special meeting and entitled to vote at the special meeting.

All abstentions (shares of Youbet common stock for which proxies have been received but for which the holders have abstained from voting) and broker non-votes (shares of Youbet common stock for which proxies have been returned by a broker indicating that the broker has not received voting instructions from the beneficial owner of the shares and does not have discretionary authority to vote the shares) will be included as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the special meeting. However, New York Stock Exchange member brokers who hold shares of Youbet common stock in “street name” for their customers but do not have discretionary authority to vote the shares may not exercise their voting discretion with respect to the proposal to adopt the merger agreement. Accordingly, if such brokers do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the proposal to adopt the merger agreement.

For the approval of the proposal to adopt the merger agreement, abstentions and broker non-votes will have the effect of a vote against the proposal.

For the approval of the Youbet special meeting adjournment proposal, abstentions and broker non-votes will have no effect.

Voting by Youbet Directors and Executive Officers

As of the record date for the Youbet special meeting, Youbet’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote an aggregate of [—] shares of Youbet common stock, or approximately [—]% of the total outstanding shares of Youbet common stock.

In connection with the merger agreement, CDI entered into voting agreements, which we refer to as the voting agreements, with Lloyd I. Miller, III, a significant stockholder of Youbet who we refer to as Miller, New World Opportunity Partners I, L.P., a significant stockholder of Youbet who we refer to as New World, and each of the directors of Youbet in their capacity as stockholders of Youbet. Shares of Youbet common stock owned by the Youbet stockholders subject to the voting agreements constituted approximately 24% of the total issued and outstanding shares of Youbet common stock as of November 11, 2009, the date the voting agreements were entered into. Pursuant to the terms of the applicable voting agreements, New World and each of the directors of Youbet have agreed to vote all of the shares of Youbet common stock owned or held by them in favor of the proposal to adopt the merger agreement. Pursuant to his voting agreement, Miller has agreed to vote the shares of Youbet common stock over which he has voting and dispositive power in favor of the proposal to adopt the merger agreement and, with respect to the shares of Youbet common stock that he has shared voting and dispositive power, to recommend to the trustee for such shares that the trustee vote the shares of Youbet common stock for which Miller acts as an investment adviser in favor of the proposal to adopt the merger agreement.

Revoking Your Proxy

You can change your vote or revoke your proxy at any time before the final vote at the special meeting. To do so, if you are the record holder, you may:

•	send a written, dated notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy;

•	complete, date and submit a new later-dated proxy card;

•	vote at a later date by telephone or by using the Internet; or

•	vote in person at the special meeting. Your attendance alone at the Youbet special meeting will not revoke your proxy.

If you hold shares through a bank, broker or other nominee, you must contact your financial institution, broker or nominee for information on how to revoke your proxy or change your vote. Attendance at the special meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If you hold your shares in “street name,” you must give new instructions to your bank, broker or other nominee prior to the special meeting or obtain a signed legal proxy from the bank, broker or other nominee to revoke your prior instructions and vote in person at the special meeting.

Any Youbet stockholder who has a question about the merger or the proposal to adopt the merger agreement, or how to vote or revoke a proxy, or who wishes to obtain additional copies of this proxy statement/prospectus, should contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

(800) 322-2885

Other Matters

Other than the proposals described in this proxy statement/prospectus, the Youbet board of directors knows of no other matters to be acted upon at the Youbet special meeting. If any other matter should be duly presented at the special meeting upon which a vote properly may be taken, shares represented by all proxies received by Youbet will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

Solicitation of Proxies and Expenses

CDI and Youbet will each bear their own respective expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus. Youbet will be responsible for any fees incurred in connection with the solicitation of proxies for the Youbet special meeting. In addition to solicitation by mail, the directors, officers, employees and agents of Youbet may solicit proxies from Youbet stockholders by telephone, email, facsimile or in person. Some of these individuals may have interests in the merger that are different from, or in addition to, the interests of Youbet stockholders generally. See the section entitled “The Merger—Interests of Youbet’s Directors and Executive Officers in the Merger” beginning on page 92 of this proxy statement/prospectus. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of shares held of record by these persons, and Youbet will reimburse them for their reasonable out-of-pocket expenses in sending proxy materials to beneficial owners. To assist in the solicitation of proxies, Youbet has retained MacKenzie Partners, Inc. Youbet anticipates that MacKenzie’s fees will be approximately $7,500 plus reimbursement of expenses.

Stockholders Sharing an Address

Youbet stockholders sharing an address with another stockholder may receive only one set of proxy materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate set of proxy materials now or in the future may write or call Youbet to request a separate copy of these materials as follows:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

(800) 322-2885

THE MERGER

The following is a description of the material aspects of the merger. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire proxy statement/prospectus, including the merger agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

General

Each of the CDI and Youbet boards of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. Upon completion of the merger, Merger Sub will merge with and into Youbet, with Youbet continuing as the surviving corporation and a wholly owned subsidiary of CDI. Following completion of the merger, the surviving corporation from the merger will merge with and into Merger LLC, with Merger LLC surviving the subsequent merger. Each share of Youbet common stock, other than those shares held by CDI, Merger Sub or Merger LLC and other than treasury shares, will be converted into the right to receive the merger consideration, upon the terms provided in the merger agreement and as described below under “The Merger Agreement—Merger Consideration” beginning on page 94 of this proxy statement/prospectus.

Background of the Merger

As discussed in further detail below, Youbet’s board of directors, which we refer to as the Youbet board, unanimously determined on November 10, 2009, after exploring and evaluating Youbet’s potential strategic alternatives for over two years, that entering into the merger agreement with CDI was advisable and fair to, and in the best interests of, Youbet and its stockholders. As discussed in detail below, the Youbet board’s determination was a culmination of an over two-year evaluation of potential strategic alternatives, and was made for several reasons, including, among others, (i) the lack of an opportunity for Youbet to acquire an ADW competitor and/or dispose of its totalizator business, in each case on terms which the Youbet board believed would be advisable and in the best interests of Youbet and its stockholders when compared to the merger agreement with CDI, (ii) the risks associated with continuing as a stand-alone business given increasing competition and other challenges facing the gaming and horse racing industry and the ADW channel and (iii) the Youbet board’s belief that the terms of the merger agreement between Youbet and CDI, including the consideration to be received by Youbet’s stockholders, were advisable and fair to, and in the best interests of, Youbet and its stockholders. Additional factors considered by the Youbet board and the Alternatives Committee (as defined below) of the Youbet board are discussed below in this section and under “—Recommendation of the Youbet Board of Directors and Its Reasons for the Merger” beginning on page 72 of this proxy statement/prospectus.

During the course of 2007, members of the Youbet board frequently considered and discussed the challenges facing the gaming and horse racing industry and the ADW channel, including increased competition within the ADW channel, the aging demographics of the horse racing industry and the ADW channel’s (including Youbet’s) dependence on horse racing content sourced from third parties. In addition, the Youbet board discussed the lagging performance in certain of Youbet’s operations, including Youbet’s totalizator business.

On July 17, 2007, at a meeting of the Youbet board, the Youbet board determined, for purposes of efficiency and expediency, to form its Strategic Planning Committee, which was later renamed the Strategic Alternatives Committee, which we refer to as the Alternatives Committee, to take the lead role in the Youbet board’s investigation and assessment of potential strategic alternatives, including, among other alternatives, (i) the acquisition of an ADW competitor, (ii) the sale of all or a portion of Youbet’s totalizator business, which would allow Youbet to focus on its ADW platform, (iii) a potential sale of Youbet’s business to a third party and/or (iv) remaining a stand-alone company without selling Youbet’s totalizator business or acquiring an ADW competitor. The Alternatives Committee initially consisted of Michael Brodsky, Charles F. Champion (Youbet’s former Chief Executive Officer), and David M. Marshall, Joseph F. Barletta and Steven C. Good, each of whom was then serving as a member of the Youbet board. In addition, the Youbet board and Alternatives Committee would from time to time explore additional strategic alternatives with third parties, although nothing formal developed.

On August 7, 2007, Youbet announced its second quarter results, including declines in total handle and revenues for the three months ended June 30, 2007 when compared to the three months ended June 30, 2006. On August 7, 2007, the closing price of Youbet’s common stock was $1.73 per share, a 56.5% decline from the closing price of Youbet’s common stock on August 7, 2006.

On September 19, 2007, Colonial Downs, L.P. and the Virginia Horsemen’s Benevolent and Protective Association filed a lawsuit against Youbet seeking, among other things, injunctive relief prohibiting Youbet from conducting ADW operations in Virginia until it entered into a contract with the plaintiffs and obtained a license under the applicable Virginia statute and regulations. In addition, on October 4, 2007, a search warrant was served on Youbet at its headquarters by federal agents for various records including, among other things, business records of its International Racing Group subsidiaries (“IRG”) related to the wagering activities of certain IRG customers. Youbet was advised that the federal investigation involved a potentially wide net of activities of certain individuals who may have used telephone rebate wagering services, including those offered by IRG, in an allegedly illegal manner. These matters required substantial attention from the Youbet board during the fourth quarter of 2007 and until these matters were resolved in the first quarter of 2008.

On November 7, 2007, Youbet announced its third quarter results, including approximately flat earnings for the third quarter of 2007 and a 5.0% decline in total handle for the three months ended September 30, 2007 when compared to the three months ended September 30, 2006. On November 7, 2007, the closing price of Youbet’s common stock was $1.15 per share, a 72.6% decline from the closing price of Youbet’s common stock on November 7, 2006.

During this period, changes were made to the Youbet board and Youbet’s management. Mr. Marshall and Mr. Barletta resigned from the Youbet board on October 26, 2007 and November 5, 2007, respectively. On November 28, 2007, Mr. Champion stepped down from the positions of President, Chief Executive Officer and Chairman of the Youbet board. Also on November 28, 2007, the Youbet board appointed Gary W. Sproule as Youbet’s interim Chief Executive Officer. Finally, on November 29, 2007, the Youbet board appointed Michael D. Sands to fill one of the Youbet board positions vacated by Messrs. Marshall and Barletta.

On December 2, 2007, as part of its continuing exploration of potential strategic alternatives, Youbet sent a letter to the parent company of a certain ADW competitor, which we refer to as ADW Target 1, expressing Youbet’s interest in expanding its ADW platform by potentially acquiring ADW Target 1.

At a meeting on December 17, 2007, the Youbet board further discussed the exploration of strategic alternatives, including a potential sale of the totalizator business. Following this discussion, Youbet’s management was instructed to begin discussing the potential sale of its totalizator business with third parties, and on January 8, 2008, Youbet and a third party, which we refer to as Potential Tote Purchaser 1, executed a non-disclosure agreement regarding a potential sale of Youbet’s totalizator business. In addition, on February 4, 2008, Youbet and an entity participating in and representing a consortium of purchasers, including CDI, which we collectively refer to as Potential Tote Purchaser 2, executed a non-disclosure agreement regarding a potential sale of approximately 75% of Youbet’s totalizator business to Potential Tote Purchaser 2. During the first half of 2008, Youbet executed five additional non-disclosure agreements with parties potentially interested in pursuing an acquisition of Youbet’s totalizator business, but ultimately determined that the terms presented in connection with the potential sale of its totalizator business were not advisable and in the best interests of Youbet’s stockholders.

On March 31, 2008, Youbet announced its fourth quarter 2007 results, including a decline in total revenue of approximately 12.3% and a decline in handle of approximately 8.9% for the three months ended December 31, 2007 when compared to the three months ended December 31, 2006. However, Youbet did report that total revenue for 2007 improved 1.3% to $138.2 million from $136.4 million in 2006. On March 31, 2008, the closing price of Youbet’s common stock was $0.81 per share, a 74.4% decline from the closing price of Youbet’s common stock on April 2, 2007.

On April 18, 2008, in an effort to respond to the challenges facing Youbet and to better position Youbet in a dynamic industry environment, the Youbet board determined it would be advisable and in the best interests of Youbet and its stockholders to appoint Mr. Brodsky, then a member of the Youbet board, as Chief Executive Officer of Youbet, and to remove Mr. Sproule as the interim Chief Executive Officer. In addition, at this time, Youbet’s Nominating and Corporate Governance Committee recommended that Michael Soenen join the Youbet board and the Youbet board nominated Mr. Soenen for election at Youbet’s next annual meeting of its stockholders scheduled for June 12, 2008. Further, on April 22, 2008, Mr. Good informed the Youbet board that he did not intend to stand for reelection to the Youbet board.

On April 24, 2008, the closing price of Youbet’s common stock was $0.69 per share, the lowest closing price for Youbet’s common stock during 2008.

On May 6, 2008, Youbet announced its first quarter results, including a decline in total revenue of approximately 14.3% and a decline in handle of approximately 16.4% for the three months ended March 31, 2008 when compared to the three months ended March 31, 2007. The decline in handle was attributable to the loss of certain ADW content as well as Youbet’s decision to cease accepting wagers from customers in Arizona, Kansas and Washington, D.C. Same-track handle increased $3.4 million, or 3.7%, over first quarter 2007 results. On May 6, 2008, the closing price of Youbet’s common stock was $0.91 per share, a 68.4% decline from the closing price of Youbet’s common stock on May 7, 2007.

On June 5, 2008, Youbet contacted ADW Target 1 to reiterate its interest in expanding its ADW platform by potentially acquiring ADW Target 1. At this time, no price range was identified regarding the potential acquisition.

On June 12, 2008, at the annual meeting of Youbet’s stockholders, Mr. Soenen was elected to the Youbet board. In addition, at a June 12, 2008 meeting, the Youbet board approved a resolution to increase its size to eight persons and appointed Raymond Anderson to the Youbet board. Following this meeting, the Youbet board consisted of Gary Adelson, Mr. Anderson, Mr. Brodsky, Governor James Edgar, Mr. Liebau, J.B. Pritzker, Mr. Sands and Mr. Soenen. In addition, in connection with various changes to the Youbet board that occurred in the fourth quarter of 2007 and the first half of 2008, on June 12, 2008, the Youbet board reconstituted the Alternatives Committee to include Messrs. Soenen, Liebau and Pritzker.

In 2008, members of the Youbet board and the Alternatives Committee continued to discuss the challenges facing the gaming and horse racing industry and the ADW channel, including the adverse impact of the economic recession on the gaming and horse racing industry and Youbet’s operations. During this time, the Youbet board and the Alternatives Committee also continued to investigate potential strategic alternatives and assess the risks and opportunities associated with Youbet’s business.

On July 28, 2008, Youbet and ADW Target 1 executed a non-disclosure agreement regarding Youbet’s potential acquisition of ADW Target 1, and on August 5, 2008, members of Youbet’s senior management attended a management presentation by ADW Target 1 regarding the potential acquisition. At this time, no price range was identified regarding the potential acquisition.

On August 4, 2008, Youbet announced its second quarter results, including a decline in total revenue of approximately 12.1% and a decline in handle of approximately 12.6% for the three months ended June 30, 2008 when compared to the three months ended June 30, 2007. The decline in handle was attributable to the loss of certain ADW content as well as Youbet’s decision to cease accepting wagers from customers in Arizona, Kansas and Washington, D.C. Same-track handle increased $0.8 million, or 0.8%, over second quarter 2007 results. On August 4, 2008, the closing price of Youbet’s common stock was $1.24 per share, a 27.1% decline from the closing price of Youbet’s common stock on August 6, 2007.

In early September of 2008, Robert Evans and William Carstanjen, the Chief Executive Officer and Chief Operating Officer of CDI, respectively, and Messrs. Brodsky and Liebau discussed a potential combination of CDI’s and Youbet’s businesses. On September 11, 2008, in connection with the parties’ evaluation of a potential transaction, CDI and Youbet executed a confidentiality agreement pursuant to which Youbet provided CDI with a limited amount of documentation regarding certain prior litigation matters. Subsequently, in the fall of 2008, Mr. Pritzker informally communicated on behalf of Youbet with Mr. Evans regarding CDI’s potential interest in a combination of CDI’s and Youbet’s businesses. The parties discussed the potential benefits to their respective businesses that might result from a potential transaction, and Mr. Pritzker identified a potential transaction value of approximately $135 million, which represented an approximate 120.0% premium over Youbet’s common stock as of September 30, 2008.

The CDI board, together with CDI management, has in the ordinary course regularly evaluated business development strategies and reviewed CDI’s strategic alternatives, including from time to time potential business combinations and other strategic alliances, in pursuing its objective of enhancing shareholder value. In the fall of 2008, CDI conducted a strategic review process with its board of directors. On September 25, 2008, CDI management discussed with the CDI board potential acquisition opportunities, including opportunities within the ADW channel. On October 21, 2008, also in conjunction with the strategic review process, CDI management discussed with the CDI board the strategic rationale for a potential acquisition of Youbet, as well as the possible risks associated with such a transaction. The board directed the management team to continue its evaluation of possible merger and acquisition opportunities in the ADW channel, including a potential transaction with Youbet.

On October 28, 2008, at a meeting of the Youbet board attended by members of Youbet’s senior management, the Youbet board discussed the informal discussions with CDI, and considered a potential transaction in light of the risks and opportunities facing Youbet, as well as Youbet’s existing relationship with TrackNet Media Group LLC, which we refer to as TrackNet, a joint venture owned by Magna Entertainment Corporation, which we refer to as Magna, and CDI, through which Youbet purchased horse racing content. At the meeting, the Youbet board authorized its members, including Mr. Brodsky, then Youbet’s Chief Executive Officer, to maintain contact with CDI and report to the Youbet board any further developments.

Meanwhile, Youbet continued to explore other potential strategic alternatives. On October 29, 2008, as a result of Youbet’s due diligence and continued discussions with ADW Target 1, Youbet submitted a non-binding proposal to acquire ADW Target 1. During this time, the Youbet board and the Alternatives Committee informally discussed with Mr. Pritzker, an affiliate of New World Opportunities Partners I, L.P., which we refer to as New World, the possibility of New World or one of its affiliates financing Youbet’s potential acquisition of ADW Target 1.

On November 3, 2008, in light of New World or one of its affiliates potentially financing a transaction between Youbet and ADW Target 1, out of an abundance of caution, Mr. Pritzker resigned from the Alternatives Committee and was replaced by Mr. Anderson. Following Mr. Pritzker’s resignation, the Alternatives Committee continued to discuss CDI’s potential interest in a strategic transaction with Youbet. In light of Youbet’s review of strategic alternatives, the Alternatives Committee also discussed the possible engagement of a financial advisor, including the qualifications, experience and reputation of Moelis & Company LLC, which we refer to as Moelis. Moelis had not previously represented Youbet or any entity affiliated with New World.

On November 5, 2008, Youbet announced its third quarter results, including a decline in total revenue of approximately 12.2% and a decline in handle of approximately 8.7% for the three months ended September 30,

2008 when compared to the three months ended September 30, 2007. ADW gross profit for the three months ended September 30, 2008 was 6.9% higher when compared to the three months ended September 30, 2007, and yield for the three months ended September 30, 2008 was 7.8% compared to 6.7% during the three months ended September 30, 2007. On November 5, 2008, the closing price of Youbet’s common stock was $1.24 per share, an 11.6% increase from the closing price of Youbet’s common stock on November 5, 2007.

In November of 2008, Mr. Liebau, Chairman of the Youbet board, Mr. Brodsky and Mr. Pritzker, then a member of the Youbet board, met with Messrs. Evans and Carstanjen to discuss a potential strategic transaction between Youbet and CDI. The parties discussed the potential benefits to the respective businesses that might result from a potential transaction and, based on preliminary and limited information, CDI indicated that a potential value for Youbet’s business would be approximately $120 million in an all cash transaction.

On November 12, 2008, at meetings of the Youbet board and the Alternatives Committee, Mr. Liebau reported on the November 9, 2008 meeting between Messrs. Liebau, Pritzker, Brodsky, Evans and Carstanjen. Members of Youbet’s senior management also attended these board and Alternatives Committee meetings, and a representative of Youbet’s special transaction counsel, Kirkland & Ellis LLP, which we refer to as Kirkland & Ellis, attended the Youbet board meeting. Additionally, at the Youbet board meeting, the Youbet board authorized the Alternatives Committee to engage a financial adviser to assist Youbet in its ongoing discussions with CDI and in connection with other potential strategic alternatives. Further, Kirkland & Ellis advised the Youbet board with respect to its fiduciary duties with respect to various types of potential strategic alternatives, and Kirkland & Ellis answered questions from members of the Youbet board.

On November 13, 2008, as part of its continuing exploration of potential strategic alternatives, Youbet received a preliminary proposal from Potential Tote Purchaser 2, under which Youbet would sell 75% of its totalizator business to Potential Tote Purchaser 2. Following this preliminary proposal, Youbet, Potential Tote Purchaser 2 and their respective legal advisors began to negotiate the terms of a potential sale.

On November 19, 2008 and November 20, 2008, at meetings of the Alternatives Committee attended by members of Youbet’s senior management and representatives of Kirkland & Ellis, the parties considered Mr. Pritzker’s prior discussions with Mr. Evans regarding a potential strategic merger transaction between Youbet and CDI, and the Alternatives Committee agreed that Mr. Pritzker should continue to communicate with Mr. Evans regarding a potential transaction. Additionally, on November 20, 2008, after considering the qualifications, experience and reputation of a number of potential financial advisors, the Alternatives Committee determined to engage Moelis subject to negotiation of an acceptable engagement letter, and the Alternatives Committee instructed Youbet’s management, together with Kirkland & Ellis, to negotiate the terms of an engagement letter with Moelis. The Alternatives Committee determined to engage Moelis based upon, among other reasons, Moelis’ and its representatives’ reputation and experience advising companies in the gaming industry.

On November 24, 2008, Youbet and Moelis agreed to the terms of, and executed, an engagement letter regarding Moelis’ appointment as Youbet’s financial advisor in connection with potential strategic transactions. The engagement letter provided that Moelis would be entitled to a fee in the event of a sale of Youbet. However, the engagement letter did not impede Youbet from exploring other strategic alternatives, and following Moelis’ engagement, members of the Youbet board and the Alternatives Committee continued to explore and assess other potential strategic alternatives, including, among others, (i) the sale of all or part of Youbet’s totalizator business, which would allow Youbet to focus on its ADW platform, (ii) the acquisition of an ADW competitor, (iii) remaining a stand-alone company without selling its totalizator business or acquiring an ADW competitor and/or (iv) responding to other potential transactions to which Youbet would from time to time become aware through the Youbet board’s and Youbet’s management’s industry contacts.

Also on November 24, 2008, members of Youbet’s senior management attended a due diligence session with respect to ADW Target 1 at the offices of ADW Target 1’s financial advisors. After this due diligence session, Youbet’s management continued to attempt to communicate with ADW Target 1, but eventually discovered in January 2009 that ADW Target 1 was acquired by another buyer.

On December 12, 2008, at a meeting of the Alternatives Committee attended by members of Youbet’s senior management, representatives of Kirkland & Ellis and representatives of Moelis, the Alternatives Committee continued to discuss a potential strategic transaction between Youbet and CDI. In addition, Moelis presented its preliminary assessment of potential strategic alternatives. Following this meeting, on December 15, 2008, Moelis delivered certain follow-up materials to the Alternatives Committee regarding the potential transaction with CDI. The presentation included information regarding further updates to CDI’s proposal in which CDI indicated it may be interested in a transaction valued at approximately $135 million, with $85 million to be paid in the form of CDI common stock and $50 million to be paid in cash.

On January 8, 2009, at a meeting of the Youbet board attended by members of Youbet’s senior management, the Youbet board considered the continuing discussion between Youbet and CDI, including the potential benefits to the businesses as a result of a potential transaction.

On January 22, 2009, CDI management discussed with CDI’s Executive Committee potential acquisitions within the ADW channel, including a potential transaction with Youbet.

On January 27, 2009, Youbet learned that a third party had acquired ADW Target 1. As a result of this acquisition, ADW Target 1 became a wholly owned subsidiary of a well-capitalized international gaming company. Based on publicly available information, ADW Target 1 had a larger handle (i.e., total dollars wagered) within the ADW channel than Youbet in 2008 and sold for an amount less than Youbet’s then-current market capitalization.

On February 5, 2009, at a meeting of the Youbet board attended by members of Youbet’s senior management and representatives of Olshan Grundman Frome Rosenzweig & Wolosky LLP, Youbet’s general corporate counsel and which we refer to as Olshan, Mr. Brodsky updated the Youbet board on his discussion with Potential Tote Purchaser 1 regarding a potential sale of Youbet’s totalizator business, including that Potential Tote Purchaser 1’s ability to purchase Youbet’s totalizator business might be limited by its difficulties with negotiating an appropriate structure for the transaction. In addition, Mr. Brodsky updated the Youbet board on his discussions with Potential Tote Purchaser 2 regarding a potential sale of 75% Youbet’s totalizator business to Potential Tote Purchaser 2.

During the first quarter of 2009, Mr. Pritzker informally informed members of Youbet’s Nominating and Corporate Governance Committee that, in light of the changes to Youbet’s management that occurred during the forth quarter of 2007 and 2008, which changes Mr. Pritzker supported and encouraged, he intended to not seek reelection to Youbet’s board. On February 6, 2009, the Nominating and Corporate Governance Committee considered David Goldberg, then Youbet’s Chief Operating Officer, as a potential nominee to serve on the Youbet board, and approved recommending him to the Youbet board as a potential nominee to serve on the Youbet board to fill the prospective vacancy resulting from Mr. Pritzker not seeking reelection.

On March 4, 2009, at a meeting of the Youbet board attended by members of Youbet’s senior management and representatives of Olshan, Mr. Brodsky informed the Youbet board that Mr. Evans had recently contacted Mr. Liebau to request a meeting regarding a potential transaction between Youbet and CDI. Mr. Liebau informed the Youbet board that the meeting with Mr. Evans had been scheduled for March 16, 2009 and that Mr. Brodsky and Mr. Carstanjen, the Chief Operating Officer of CDI, would also attend the meeting.

On March 5, 2009, Youbet announced its fourth quarter 2008 results, including a decline in total revenue of approximately 4.7% and an increase in handle of approximately 0.8% for the three months ended December 31, 2008 when compared to the three months ended December 31, 2007. During the three months ended December 31, 2008, operating expenses for Youbet’s ADW business were $2.4 million lower than they were for the three months ended December 31, 2007, while revenue was only $800,000 lower than in the fourth quarter of 2007. On March 5, 2009, the closing price of Youbet’s common stock was $1.21 per share, a 23.5% increase from the closing price of Youbet’s common stock on March 5, 2008.

Also on March 5, 2009, Magna and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Members of the Youbet board considered the possibility that this petition could lead to enhanced competition within the ADW channel as the Magna ADW business would likely emerge on an improved basis.

On March 16, 2009, Messrs. Brodsky, Liebau, Evans and Carstanjen met to discuss the potential merger transaction between Youbet and CDI. The parties discussed the potential benefits of a transaction and the terms generally, but no specific transaction value was identified.

After the March 16th meeting, discussions between Youbet and CDI regarding a potential strategic transaction stopped. During the second quarter of 2009, following CDI and Youbet’s March 16th meeting, Youbet’s stock price generally continued to climb and closed at $3.72 on July 23, 2009 (the highest closing price of Youbet’s common stock since January 2007). At this time, the parties did not believe they could negotiate a transaction on mutually agreeable terms.

On March 31, 2009, at a meeting of the Youbet board attended by members of Youbet’s senior management and representatives of Olshan, the Youbet board approved the adoption of a stockholders rights plan, which we refer to as the Youbet rights plan, and Youbet adopted, subject to stockholder approval, the Youbet rights plan. The Youbet rights plan was primarily adopted in an effort by the Youbet board to protect stockholder value by attempting to protect against a possible limitation on Youbet’s ability to use certain of its net operating loss carryforwards in the event of a change of control of Youbet. Youbet had net operating loss carryforwards that in certain circumstances might be used to reduce Youbet’s income taxes in subsequent periods. In an attempt to preserve Youbet’s ability to use such net operating loss carryforwards, the Youbet rights plan was intended to act as a deterrent to any person or group acquiring 4.9% or more of Youbet’s common stock without the approval of the Youbet board. Given the anti-takeover effects of the Youbet rights plan, the Youbet board understood that the Youbet rights plan would also provide the Youbet board with the ability to influence the timing and nature of any strategic transaction consistent with its fiduciary duties.

In addition, at the March 31, 2009 meeting of the Youbet board, the Youbet board continued to discuss potential strategic opportunities regarding the potential sale of its totalizator business to a third party, including the potential sale to Potential Tote Purchaser 2.

As discussions between Youbet and CDI had stopped, conditions in the horse racing industry continued to deteriorate, Youbet’s totalizator business continued to struggle and competition within the ADW channel and from other forms of gaming continued to increase. In addition, through its industry relationships, Youbet’s management informally learned through discussions with various international gaming companies that Youbet may present a platform for expansion into the United States for those international gaming companies, which we refer to as the Potentially Interested International Gaming Companies. Members of Youbet’s management had in-person meetings with certain of these Potentially Interested International Gaming Companies regarding a potential strategic transaction, but no formal developments occurred and no potential transaction values were identified during these meetings. Given the continued deterioration of the gaming and horse racing industry, the increased competition in the ADW channel and new information about potential transactions with the Potentially Interested International Gaming Companies, during the second quarter of 2009, while the Youbet board had not determined to pursue a sale of Youbet or any other specific strategic alternative, it determined that it would be an appropriate time to further explore potential strategic transactions, including a sale of Youbet. Accordingly, the Youbet board instructed Moelis, with the assistance of Youbet’s management, to prepare an executive summary describing Youbet to be distributed to third parties who might have an interest in a potential merger or sale transaction with Youbet.

On April 28, 2009, at a meeting of the Youbet board, Messrs. Brodsky and Liebau reported that Youbet’s discussions with Potential Tote Purchaser 2 were unlikely to continue given certain fundamental disagreements on the terms of the sale, including Potential Tote Purchaser 2’s proposed terms regarding Potential Tote Purchaser 2’s continuing provision of totalizator services to Youbet and Youbet’s re-payment of its term loan prior to closing. As a result of these disagreements, Messrs. Brodsky and Liebau and the other members of the Youbet board did not believe it was advisable and in the best interests of Youbet and its stockholders to continue to pursue the sale of Youbet’s totalizator business to Potential Tote Purchaser 2.

At its April 28, 2009 meeting, the Youbet board also reviewed and discussed a presentation prepared by Youbet’s management. The presentation noted 30% growth in Youbet’s first quarter 2009 ADW handle over its first quarter 2008 handle, plus a 22% increase in ADW earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, and a 62% increase in earnings per share over the same period. The presentation further described generally positive data regarding Youbet’s consumer segmentation marketing from 2007 though 2009 year to date, including relatively steady numbers of unique wagerers, steady increases in new customer handles and handle per monthly unique user. But the presentation also showed a 13% decline in the yield ratio between handle and net revenue from the first quarter of 2008 though the first quarter of 2009, along with a 73% decline in EBITDA from Youbet’s totalizator operations over the same period, with that business segment recognizing only $160,000 in EBITDA during the first quarter of 2009.

On May 12, 2009 and May 20, 2009, at meetings of the Alternatives Committee and the Youbet board, respectively, which meetings were attended by members of Youbet’s senior management, representatives of Kirkland & Ellis and representatives of Moelis, the Youbet board and Alternatives Committee received an update from Moelis on Youbet and the horse racing industry, and discussed considerations regarding potential strategic transactions, including the merits of a potential process for soliciting indications of interest regarding Youbet.

Moelis’ presentation reported, among other things, that Youbet had maintained strong momentum in a difficult economic and industry environment, with handle up 30% in the first quarter of 2009 and ADW revenue growth of 25% driven by added content, but at lower yields (7.4% vs. 8.4%). The presentation also observed that Youbet had completed a successful repositioning of its business in 2008, achieving $18.5 million of adjusted EBITDA versus $9.6 million in 2007, and noted that that the Company was poised for growth though its ability to leverage a highly scalable platform. Regarding industry-wide trends, Moelis noted that industry-wide handle was under pressure—with declines of 7% in 2008 and a further 9% in the first quarter of 2009—but that the share of the handle in the ADW channel was on the rise, particularly as disputes with horsemen were being resolved and handicappers migrated online. Moelis also noted that the recent bankruptcy of Magna and the sale of TVG to Betfair Group, Ltd., had altered the competitive landscape of the ADW channel. Going forward, of the top four ADW operators, Youbet would remain the only company not part of a diversified racing or gaming company.

Based on these considerations, among others, Moelis concluded that it was an opportune time for Youbet to consider potential strategic alternatives, including a sale or strategic combination. In its presentation and during the May 12, 2009 meeting of the Alternatives Committee and the May 20, 2009 meeting of the Youbet board, Moelis discussed work it had done to preliminarily identify potentially interested parties, including U.S. gaming companies, international gaming operators (including the Potentially Interested International Gaming Companies), interactive/e-commerce companies and financial sponsors. On May 20, 2009, the Youbet board instructed Moelis to evaluate and respond to third-party inquiries regarding potential strategic transactions.

On May 13, 2009, Youbet announced its first quarter results, including an increase in total revenue of approximately 16.0% and an increase in handle of approximately 29.9% for the three months ended March 31, 2009 when compared to the three months ended March 31, 2008. The increase in handle was attributable to the return of certain ADW content, the addition of new ADW content and increased handle from existing tracks. Same-track and same-state handle increased 5% for the three months ended March 31, 2009 when compared to the three months ended March 31, 2008. On May 13, 2009, the closing price of Youbet’s common stock was $2.47 per share, a 79.0% increase from the closing price of Youbet’s common stock on May 13, 2008.

On June 1, 2009, at a meeting of the Youbet board attended by members of Youbet’s senior management and representatives of Olshan, the Youbet board determined that it would be advisable and in the best interests of Youbet and its stockholders for Mr. Goldberg to replace Mr. Brodsky as Youbet’s Chief Executive Officer. In addition, in light of Mr. Brodsky’s knowledge of Youbet’s risks and opportunities along with his experience with commercial transactions, the Youbet board determined that it would be advisable and in the best interests of Youbet and its stockholders for Mr. Brodsky to join the Alternatives Committee and to be appointed as the Executive Chairman of the Youbet board. Also, on June 1, 2009, Mr. Goldberg was elected to the Youbet board at a meeting of the Youbet stockholders. Finally, on June 1, 2009, Youbet’s stockholders approved the Youbet rights plan. On June 19, 2009, at a meeting of the Youbet board attended by members of Youbet’s senior management, representatives of Olshan and representatives of Moelis, members of the Youbet board discussed with Moelis an executive summary that Moelis had prepared with the assistance of Youbet’s management. The executive summary described Youbet for potential distribution to third parties. The Youbet board also discussed the process for contacting potentially interested third parties and evaluating potential strategic transactions involving Youbet.

On June 23, 2009, at a meeting of the Alternatives Committee attended by members of Youbet’s senior management, representatives of Olshan and representatives of Moelis, Moelis provided an updated version of the executive summary describing Youbet, a list of proposed third party recipients of the executive summary and a sample timeline regarding a potential sale transaction. The Alternatives Committee discussed these materials and determined that, while Youbet had not made a decision whether to enter into a strategic transaction, it was appropriate to continue to evaluate the possibility of a sale of Youbet. Accordingly, the Alternatives Committee instructed Moelis to contact the proposed list of third-party recipients and distribute solicitation materials, including the executive summary, to those recipients.

In addition, on June 23, 2009, Youbet sent an initial indication of interest to a company within the ADW channel, which we refer to as ADW Target 2, regarding Youbet’s potential acquisition of ADW Target 2.

In late June and July of 2009, in accordance with the Alternatives Committee’s instructions, Moelis and Youbet’s management engaged in discussions with third parties and Youbet hosted meetings with potentially interested third parties who had executed non-disclosure agreements in order to provide a more detailed overview of Youbet. One of the third parties with whom Moelis and Youbet’s management met was a financial sponsor, which we refer to as Bidder B. During this time, Bidder B did not identify a potential value for a transaction, but Bidder B communicated to Moelis and Youbet’s management that there may be synergies between Youbet and a portfolio company of one of Bidder B’s affiliated funds. CDI was also contacted by Moelis at this time, but did not participate in the process conducted by Moelis.

On July 23, 2009, Youbet’s common stock closed at $3.72 per share, its highest closing price during 2009.

On August 3, 2009, at a meeting of the Youbet board attended by members of Youbet’s senior management, representatives of Olshan and representatives of Moelis, the Youbet board received an update from Moelis regarding discussions that had occurred among Moelis, Youbet’s management and third parties during late June and July of 2009. Moelis informed the Youbet board that management presentations had been scheduled with four third parties for August and September 2009, and that Moelis was continuing to try to schedule additional meetings.

On August 12, 2009, Youbet announced its second quarter results, including an increase in total revenue of approximately 3.2% and an increase in handle of approximately 12.9% for the three months ended June 30, 2009 when compared to the three months ended June 30, 2008. The increase in handle was attributable to the return of certain ADW content and the addition of new ADW content. Same-track and same-state handle decreased approximately 9% for the three months ended June 30, 2009 when compared to the three month period ended June 30, 2008. The decline in same-track and same-state handle was due to the poor overall economy and fewer racing days at several racetracks. On August 12, 2009, the closing price of Youbet’s common stock was $2.75 per share, a 74.1% increase from the closing price of Youbet’s common stock on August 12, 2008.

On August 21, 2009, at a meeting of the Alternatives Committee attended by members of Youbet’s senior management, representatives of Olshan and representatives of Moelis, Moelis provided a further update on its and Youbet’s management’s discussions with third parties regarding a potential strategic transaction. In addition, the Alternatives Committee discussed Youbet’s potential acquisition of ADW Target 2. Following this meeting, Youbet continued to conduct due diligence on ADW Target 2 with the assistance of Moelis and, on September 11, 2009, Youbet engaged Moelis to act as its financial advisor in connection with the potential acquisition of ADW Target 2.

On August 26, 2009, during a special meeting of CDI’s board to discuss capital allocation decisions, CDI management again discussed a potential acquisition of Youbet. During the meeting, members of CDI management presented the strategic reasons to pursue a transaction with Youbet. CDI’s board authorized the members of CDI management to continue discussions with representatives of Youbet management regarding a potential acquisition of Youbet by CDI.

In late August of 2009, while Youbet and its advisors continued to evaluate various potential strategic alternatives for Youbet, Mr. Carstanjen communicated to Mr. Brodsky CDI’s renewed interest in a potential merger transaction involving Youbet comprised of a mix of cash and CDI stock in a transaction valued at approximately $135 million. The parties agreed to schedule a meeting to discuss a potential combination of CDI and Youbet in mid-September, including the discussion of due diligence items CDI would require from Youbet.

On September 3, 2009, at a meeting of the Youbet board, representatives of Greenberg Traurig, LLP, Youbet’s ADW transaction counsel, discussed with the Youbet board the various risks involved with the acquisition of ADW Target 2, including certain legal risks related to ADW Target 2’s business. The Youbet board also considered the risks associated with integrating the businesses. In addition, representatives of Moelis and management discussed with the Youbet board the potential strategic benefits and risks of the potential acquisition, the business and financial profile of ADW Target 2 and preliminary transaction structuring and valuation considerations. Moelis also presented certain financial information regarding Youbet, which presentation incorporated draft projections provided by Youbet management. These draft projections assumed North American industry handle growth from 2011 to 2013. Following several weeks of due diligence, on September 11, 2009, Youbet submitted a letter to ADW Target 2’s financial advisor expressing an interest in a potential acquisition of ADW Target 2, subject to receiving certain requested due diligence information that had not yet been provided. The expression of interest did not include any indication of value. ADW Target 2’s financial advisor subsequently informed Moelis that Youbet would not receive the requested due diligence information unless Youbet indicated the value it would be willing to pay for ADW Target 2. However, Youbet was not able to indicate a potential value without receiving the diligence it had previously requested.

On September 14, 2009, at a meeting of the Alternatives Committee attended by members of Youbet’s senior management, representatives of Kirkland & Ellis, representatives of Olshan and representatives of Moelis, the Alternatives Committee discussed CDI’s renewed interest. Additionally, the Alternatives Committee discussed potential structures for a merger transaction between Youbet and CDI, as well as the potential benefits, risks and uncertainties related to alternative transaction structures. The Alternatives Committee further discussed a proposed presentation that was being prepared by Youbet’s management for a meeting with certain members of CDI’s senior management team, including its Chief Executive Officer and Chief Operating Officer, scheduled for September 17, 2009, relating to a potential combination of Youbet and CDI. Moelis also presented a report on the various third parties that had been contacted, including (i) 25 financial sponsors, six of which executed nondisclosure agreements with Youbet and attended a management presentation or otherwise met with management to discuss the opportunity and (ii) 14 strategic parties (including the Potentially Interested International Gaming Companies), five of which executed non-disclosure agreements with Youbet and attended management presentations or otherwise met with management to discuss the opportunity. Further, the Alternatives Committee reviewed and discussed with legal and financial advisors a draft of a letter from Moelis, which we refer to as the Bid Letter, to be sent on Youbet’s behalf, seeking non-binding written indications of interest from third parties regarding a potential strategic transaction involving Youbet. The Bid Letter was sent to three financial sponsors and four potential strategic acquirers on September 15, 2009 and September 16, 2009, and indicated that the deadline to receive indications of interest was September 30, 2009.

On September 15, 2009, CDI sent Youbet a list of due diligence items to be discussed during the September 17 meeting between the parties. On September 16, 2009, CDI and Youbet executed a confidentiality agreement relating to the potential merger transaction, which amended and restated the confidentiality agreement previously executed by the parties on September 11, 2008.

On September 17, 2009, Messrs. Evans and Carstanjen and Mr. Ted Gay (Senior Vice President, Business Development of CDI), and Mr. Brodsky, Mr. Goldberg, Daniel Perini (Youbet’s General Counsel), Susan Bracey (Youbet’s Chief Financial Officer), Mark Midland (Youbet’s Vice President of Racing and Business Development) and Tim Eastman (Youbet’s Chief Technology Officer), from Youbet, and representatives of Moelis attended a meeting at which Youbet provided a management presentation to CDI and during which CDI conducted due diligence on Youbet. The presentation provided by Youbet’s management to CDI included a range of potential valuations of Youbet of $3.13 to $4.00 per share.

On September 24, 2009, at a regularly scheduled meeting of CDI’s board of directors, representatives of CDI management reported on their discussions with representatives of Youbet management with respect to a possible acquisition of Youbet by CDI. Members of CDI management briefed CDI’s board on the status of negotiations with Youbet’s management representatives, the proposed valuation and structure of the proposed transaction, the strategic rationale of the proposed transaction, the critical risks associated with the proposed transaction, the status of CDI’s due diligence on Youbet, and the potential synergies that could result from the proposed transaction.

On September 25, 2009, CDI sent to Youbet a summary of principal terms, which we refer to as the initial CDI proposal, with respect to a potential merger transaction between Youbet and CDI in which CDI would acquire all of the common stock of Youbet in exchange for 0.0595 shares of CDI common stock and $0.73 in cash per share of Youbet common stock (representing an implied value of approximately $3.01 per share in aggregate consideration based upon the 30-trading-day volume weighted average price of CDI’s common stock as of September 24, 2009), in a two-step structure (i.e., a tender/exchange offer followed by a merger). In addition, under the initial CDI proposal, Youbet’s optionholders would receive $3.01 in cash minus the exercise price of each of their options. CDI proposed the transaction be a mix of stock and cash, as opposed to just stock, for a variety of factors, including an attempt to minimize dilution to the stockholders of CDI and issue less than 20% of its outstanding shares in light of certain listing rules under NASDAQ, the exchange on which CDI’s common stock is listed, which would prohibit CDI from issuing shares representing 20% or more of its outstanding shares in certain circumstances without obtaining approval from CDI’s stockholders. Among other things, the initial CDI proposal also provided that, in the event the agreement and plan of merger was terminated in certain customary circumstances, Youbet would pay CDI a break-up fee equal to 4% of the equity value of the transaction.

On September 28, 2009, Moelis informed ADW Target 2’s financial advisor that Youbet would be willing to pay $40 million in cash for ADW Target 2, subject to satisfactory completion of due diligence and negotiation of a definitive agreement. ADW Target 2 agreed to proceed with discussions with Youbet on this basis, however, important due diligence information continued to not be provided by ADW Target 2.

On September 29, 2009, at a meeting of the Alternatives Committee attended by members of Youbet’s senior management, representatives of Kirkland & Ellis, representatives of Olshan and representatives of Moelis, the Alternatives Committee reviewed and discussed the initial CDI proposal, as well as a summary of the initial

CDI proposal prepared by Moelis. Among other terms of the initial CDI proposal, the Alternatives Committee considered the fixed exchange ratio for the stock portion of the consideration in the initial CDI proposal and discussed the relative advantages and disadvantages of a fixed exchange ratio versus other potential alternatives. After extensive discussions, the Alternatives Committee indicated its willingness to accept a fixed exchange ratio structure. The Alternatives Committee also discussed strategies as to how to respond to various aspects of the initial CDI proposal, including the amount of the proposed consideration, the proposed no-shop provision and break-up fee, the proposed two-step transaction structure and the proposed tender and support agreements to be signed by significant Youbet stockholders and directors and officers of Youbet. Further, the Alternatives Committee discussed the timing of and appropriate persons for responding to the initial CDI proposal, and determined that (i) Mr. Brodsky should contact CDI to inform CDI that Youbet’s response would be forthcoming and (ii) that Moelis should respond on behalf of Youbet, but only after reviewing with the Youbet board any competing bids that Youbet received by the September 30, 2009 bid deadline. At this meeting the Alternatives Committee also discussed the potential acquisition of the ADW Target 2, and the continued refusal of ADW Target 2 to provide certain due diligence information that had been requested by Youbet.

On September 30, 2009, the bid deadline, Bidder B, submitted a non-binding preliminary proposal, which we refer to as the Bidder B proposal for the acquisition of Youbet in exchange for cash consideration ranging from $2.70 to $3.24 per share of Youbet common stock. In its proposal and in subsequent discussions with Moelis, Bidder B indicated that its ultimate valuation would depend on Bidder B being comfortable with potential synergies that it expected would result from a proposed economic arrangement to be negotiated between Youbet and a portfolio company of one of Bidder B’s affiliated funds. In addition, the Bidder B proposal was subject to further due diligence, which Bidder B indicated that it could complete within approximately 45 days of being granted the opportunity to conduct due diligence on an exclusive basis. The Bidder B proposal also noted that it would seek to finance a portion of the purchase price with debt from a third party and that Bidder B expected to retain Youbet’s existing management. Finally, the Bidder B proposal indicated that it was open to discussing structures allowing for existing Youbet stockholders to reinvest a portion of their proceeds from the transaction in the proposed acquisition vehicle (as opposed to being cashed out).

The Bidder B proposal was the only indication of interest received by the September 30, 2009 bid deadline. Other than the Bidder B proposal, since September 30, 2009, Youbet has not received any indication of interest from any other party (except for CDI as discussed in this section).

On September 30, 2009, Kirkland & Ellis sent to Sidley Austin LLP, counsel to CDI and which we refer to as Sidley, comments on the initial CDI proposal. The comments reflected, among other matters, Youbet’s counterproposal to increase the consideration offered in the transaction to 0.0657 shares of CDI common stock and $0.74 in cash per share of Youbet common stock (representing an implied value of approximately $3.25 per share in aggregate consideration based upon the 30-trading-day volume weighted average price of CDI’s common stock as of September 24, 2009). Under Youbet’s counterproposal, Youbet’s optionholders would receive $3.25 in cash minus the exercise price of each of their options. Further, Youbet’s response reflected, among other things, its counterproposal to reduce the break-up fee to 2% in the initial CDI proposal.

On October 3, 2009, Sidley contacted Kirkland & Ellis to discuss Youbet’s September 30, 2009 comments on the initial CDI proposal.

Between October 3, 2009 and October 7, 2009, Kirkland & Ellis and Sidley discussed various regulatory matters associated with a potential transaction between CDI and Youbet.

On October 7, 2009, Sidley sent to Kirkland & Ellis a revised summary of principal proposed terms, which we refer to as the revised CDI proposal, with respect to a potential strategic transaction between Youbet and CDI in which CDI would acquire all of the common stock of Youbet in exchange for 0.0595 shares of CDI common stock and $0.73 in cash per share of Youbet common stock (i.e., the same consideration originally offered in the initial CDI proposal, which represented an implied value of approximately $3.01 per share in aggregate consideration based upon the 30-trading-day volume weighted average price of CDI’s common stock as of September 24, 2009), in a one-step merger (instead of the two-step structure proposed in the initial CDI proposal) and with a break-up fee of 3% (compared to the 2% break-up fee proposed by Youbet and the 4% break-up fee in the initial CDI proposal). Youbet’s optionholders would receive $3.01 in cash minus the exercise price of each of their options under the revised CDI proposal. In addition, the revised CDI proposal included a $5 million reverse break-up fee in the event the agreement and plan of merger was terminated due to the failure to receive antitrust clearance or following the entry of an order prohibiting the merger on antitrust grounds.

On October 8, 2009, Messrs. Brodsky, Goldberg and Perini and representatives of Kirkland & Ellis and Moelis met with Messrs. Carstanjen and Gay and William Mudd, Chief Financial Officer of CDI, and representatives of Sidley at Sidley’s Chicago offices to discuss the revised CDI proposal. During this meeting Messrs. Brodsky and Goldberg communicated that the terms of the revised CDI proposal, including the consideration, were not acceptable to Youbet and the parties proceeded to engage in lengthy negotiations regarding the terms of a potential merger transaction. Among other things, these negotiations resulted in the parties agreeing in principle to a one-step merger structure and CDI increasing the merger consideration to 0.0639 shares of CDI common stock and $0.78 in cash per share of Youbet common stock, which consideration, based on the 30-trading-day volume weighted average price of CDI’s common stock as of October 8, 2009, reflected an implied value of $3.20 per share of Youbet common stock (Youbet’s optionholders would receive $3.20 in cash minus the exercise price of each of their options under this agreement). Following these discussions, CDI requested that Youbet agree to a 15-day exclusivity period during which Youbet and its representatives could not solicit competing bids or engage in discussions or negotiations with other parties. Upon receiving this request, Messrs. Brodsky and Goldberg called the members of the Alternatives Committee to discuss CDI’s request for exclusivity. The members of the Alternatives Committee, which had been updated on the status of the negotiations, determined that a 15-day exclusivity period was reasonable under the circumstances given the substantial perceived advantages of the revised CDI proposal over the Bidder B proposal, the lack of any perceived sense of urgency expressed by Bidder B with respect to its proposal and the lack of any other indications of interest being received from any other parties. In consideration of the foregoing, the members of the Strategic Alternatives Committee agreed to CDI’s request for a 15-day exclusivity period, and on October 8, 2009, Youbet and CDI executed a letter agreement, which we refer to as the exclusivity letter, under which Youbet agreed to an exclusivity period ending on October 23, 2009. The exclusivity letter also contained as an exhibit a non-binding summary of principal proposed terms, which we refer to as the CDI term sheet, of the potential strategic transaction between Youbet and CDI. The CDI term sheet reflected the results of negotiations between CDI and Youbet since the initial CDI proposal was received by Youbet, including an increase in the consideration to be received by Youbet’s stockholders (increased from 0.0595 shares of CDI common stock and $0.73 per share of Youbet common stock to 0.0639 shares of CDI common stock and $0.78 in cash per share of Youbet common stock), the 3% break-up fee (reduced from 4% in the initial CDI proposal), a no-shop provision allowing the Youbet board to respond to unsolicited proposals that would be reasonably likely to lead to a superior proposal and the addition of a reverse termination fee equal to $5 million that would be payable to Youbet if the agreement and plan of merger was terminated as a result of the failure to obtain antitrust clearance or following the entry of an order prohibiting the merger on antitrust grounds.

On October 8, 2009, Youbet’s common stock closed at $2.23 per share.

On October 9, 2009, CDI sent to Moelis a list of due diligence items requested from Youbet in connection with CDI’s evaluation of the proposed transaction. In addition, on October 9, 2009, Sidley distributed to Kirkland & Ellis a draft voting agreement pursuant to which CDI requested that New World and Lloyd I. Miller, III, Youbet’s two largest stockholders, and Youbet’s directors agree to vote all of their shares of Youbet common stock in support of the proposed merger.

On October 11, 2009, Kirkland & Ellis sent to Sidley a list of due diligence items requested from CDI in connection with Youbet’s evaluation of the proposed transaction.

On October 12, 2009, at a meeting of the Youbet board attended by members of Youbet’s senior management, representatives of Kirkland & Ellis, representatives of Olshan and representatives of Moelis, the Youbet board reviewed summaries of the CDI term sheet and the Bidder B proposal. The Youbet board discussed details of the CDI term sheet and the Bidder B proposal as well as the various uncertainties and timing concerns related to the Bidder B proposal, including (i) the uncertain amount of consideration that would ultimately be offered in light of the wide range of values indicated and its reliance on potential synergies through a proposed agreement to be negotiated between Youbet and a portfolio company of one of Bidder B’s affiliated funds in connection with the transaction, (ii) the relatively extensive remaining due diligence required by Bidder B and (iii) the fact that Bidder B indicated it intended to finance at least a portion of the purchase price from an external financing source. The Youbet board also discussed the progress of discussions and negotiations between Youbet and CDI, and Moelis discussed with the Youbet board the per-share consideration and valuation multiples implied by the CDI term sheet and the Bidder B proposal. Additionally, Kirkland & Ellis reviewed with the Youbet board certain other material aspects of the CDI term sheet, including, among other things, the transaction structure, post-transaction board representation, deal protections, voting agreements, the 3% break-up fee, regulatory approvals and the reverse break-up fee and the closing conditions specified in the CDI term sheet. Moelis also presented to the Youbet board a review of the strategic transaction process to date, reporting that 14 strategic parties had been contacted, five of which executed non-disclosure agreements with Youbet and attended management presentations or otherwise met with management to discuss the opportunity, and that no strategic bidders other than CDI submitted a proposal. Moelis also reported that 25 financial sponsors had been contacted, six of which executed non-disclosure agreements with Youbet and attended a management presentation or otherwise met with management to discuss the opportunity, and that, other than Bidder B, all of the financial sponsors indicated that they were not interested in a transaction with Youbet at that time. The Youbet board then discussed CDI’s proposal and directed Youbet’s management and advisors to pursue the transaction.

At the October 12, 2009 meeting, the Youbet board also discussed the potential acquisition of ADW Target 2. By this time, Youbet had received some, but not all, of the requested due diligence information and had therefore not yet completed its due diligence. Also, the Youbet board was aware of the fact that Youbet likely would not be able to pursue both the acquisition of ADW Target 2 and the merger transaction with CDI. In light of these considerations and the substantial dilutive effect a transaction with ADW Target 2 would likely have on Youbet’s stockholders and given the fact Youbet had executed the exclusivity letter with CDI on terms that the Youbet board believed were advisable and in the best interests of Youbet and its stockholders, the Youbet board determined to suspend consideration of the potential strategic transaction with the ADW Target 2 until further notice.

On October 13, 2009, Sidley sent an initial draft agreement and plan of merger to Kirkland & Ellis.

On October 14, 2009, Moelis discussed with CDI, among other things, CDI’s historical and projected financial performance.

On October 18, 2009, Kirkland & Ellis sent a revised draft agreement and plan of merger to Sidley. The revised draft reflected, among other things, Youbet’s perspective that the agreement and plan of merger should provide the Youbet board the ability to change its recommendation to its stockholders with respect to the transaction if failure to do so would be inconsistent with their fiduciary duties under applicable law.

On October 19, 2009, Kirkland & Ellis participated in a teleconference with Sidley, regarding outstanding issues with and negotiations of the draft agreement and plan of merger. During the call Kirkland & Ellis reiterated to Sidley Youbet’s proposal that the agreement and plan of merger should provide the Youbet board the ability to change its recommendation to its stockholders with respect to the transaction if failure to do so would be inconsistent with their fiduciary duties under applicable law.

On October 22, 2009, Sidley sent a revised draft of the agreement and plan of merger to Kirkland & Ellis. Among other matters, the revised agreement and plan of merger included a provision allowing the Youbet board to change its recommendation with respect to the transaction in light of certain intervening events if the failure to do so would be inconsistent with their fiduciary duties under applicable law.

Also on October 22, 2009, at a meeting of the Youbet board attended by members of Youbet’s senior management, representatives of Kirkland & Ellis, representatives of Olshan and representatives of Moelis, the Youbet board further discussed the proposed merger with CDI. In addition, Moelis presented a summary of CDI’s expected third quarter financial results scheduled to be publicly disclosed by CDI on October 28, 2009. The Youbet board noted that CDI’s anticipated third quarter results were below analysts’ estimates. The Youbet board also discussed CDI’s historical financial performance compared to consensus historical estimates at the time its results were publicly disclosed for previous quarters (and the performance of CDI’s stock price at the time its results were publicly disclosed for previous quarters). In addition, Moelis and the Youbet board discussed the implied per-share merger consideration based on a range of potential CDI stock prices. The Youbet board discussed the ramifications on the proposed merger with CDI of a potential significant decline in CDI’s stock price following CDI’s third-quarter earnings announcement. Based upon these potential ramifications, the Youbet board determined it would be in the best interests of Youbet’s stockholders for Youbet to wait to make any determination with respect to the proposed transaction with CDI until after CDI announced its third-quarter earnings so that any impact on CDI’s stock price due to such announcement could be adequately assessed. Additionally, the Youbet board determined that Messrs. Brodsky and Goldberg should arrange for an in-person meeting with CDI as soon as possible to communicate Youbet’s request for a delay. This in-person meeting took place later in the day on October 22, 2009, and CDI acquiesced to Youbet’s request for a delay in exchange for an agreement to extend the exclusivity letter period. Finally, at the October 22, 2009 meeting, Kirkland & Ellis provided an update on the status of the draft agreement and plan of merger, explaining that there were only a limited number of material open items remaining in the agreement and plan of merger. Kirkland & Ellis also noted that Kirkland & Ellis representatives were onsite at CDI’s headquarters in Louisville, Kentucky, conducting an on-site legal due diligence review to supplement the legal due diligence review that had already been conducted. In October 2009, Kirkland & Ellis and Youbet’s in-house counsel continued to conduct a legal due diligence review of CDI, including, among other things, interviews of CDI’s senior management. Also during this time period and during the beginning of November, Moelis and Youbet’s management continued to perform business and financial due diligence, including a review of CDI’s financial projections for 2009 and 2010 and estimated synergies expected to result from the transaction.

In October 2009, Sidley and CDI continued to conduct a legal due diligence review of Youbet, including, among other things, interviews of Youbet’s senior management. Also during this time period and during the beginning of November 2009, CDI continued to perform business and financial due diligence, including a review of estimated synergies expected to result from the transaction.

On October 27, 2009, in light of the substantial progress made towards finalizing the agreement and plan of merger, Youbet, at the request of CDI, agreed to extend the period in which it would exclusively negotiate with CDI to November 5, 2009.

On October 28, 2009, Kirkland & Ellis sent to Sidley a revised draft of the agreement and plan of merger. Also on October 28, 2009, CDI announced its 2009 third-quarter earnings, which reflected that results were lower than analysts’ expectations.

On November 3, 2009, at a meeting of the Alternatives Committee attended by members of Youbet’s senior management, representatives of Kirkland & Ellis and representatives of Moelis, the Alternatives Committee discussed the approximately 17% decline in CDI’s stock price relative to the 30-trading-day volume weighted average stock price at the date on which the fixed exchange ratio had been set in the CDI term sheet and the approximately 9% decline in CDI’s stock price since the date on which CDI announced its third-quarter earnings. During the meeting, the Alternatives Committee considered, among other things, CDI’s historical stock price performance and the implied per-share merger consideration based on a range of potential CDI stock prices. Also, the Alternatives Committee discussed the results of Kirkland & Ellis’ and Moelis’ due diligence on CDI to date, including CDI’s projections for the remainder of 2009 and 2010, including the risks relating to CDI’s achievement of the projections, and the potential synergies estimated by CDI’s management. Further, at the request of the Alternatives Committee, Kirkland & Ellis provided an update on the remaining open issues in the agreement and plan of merger.

Based on the decline in CDI’s stock price, however, the Alternatives Committee determined that Messrs. Brodsky and Goldberg would contact CDI to request an increase in the proposed merger consideration.

On November 5, 2009, in accordance with the Alternatives Committee’s instructions, Messrs. Brodsky and Goldberg requested from Mr. Carstanjen that CDI increase the merger consideration in light of the recent decline in CDI’s stock price. In addition, on November 5, 2009, with the knowledge and approval of the Alternatives Committee, Mr. Pritzker, an affiliate of New World (which was being asked to sign a voting agreement in connection with the proposed merger, and who consequently was aware of the discussions between Youbet and CDI), also requested an increase in the merger consideration from Mr. Evans. On November 5, 2009, at a meeting of the Alternatives Committee, Messrs. Brodsky, Goldberg and Pritzker each reported that CDI’s management was unwilling to increase the merger consideration. After discussing (i) the continuing challenges facing Youbet’s business and the gaming and horse racing industry, including increasing competition in the ADW channel and Youbet’s relatively small size within the industry and the lagging performance of Youbet’s totalizator business, (ii) the lack of a more compelling strategic alternative, (iii) the realization that Youbet only received one indication of interest other than that from CDI, and (iv) the fact that the then-current implied merger consideration, which, based upon the closing price of CDI’s common stock on November 4, 2009 was equal to approximately $2.76 per share and still represented a significant premium over Youbet’s then-current stock price, the Alternatives Committee determined that Youbet should continue its discussions with CDI, despite the recent decline in CDI’s stock price. After Kirkland & Ellis provided an update on the limited number of open items in the agreement and plan of merger, the Alternatives Committee discussed the open items and directed Kirkland & Ellis to continue to negotiate the agreement and plan of merger based on such discussions.

On November 6, 2009, Sidley sent a revised draft of the agreement and plan of merger to Kirkland & Ellis.

On November 7, 2009, negotiations of the terms and conditions of the merger were substantially concluded and near-final drafts of the agreement and plan of merger, along with other supporting documentation, were distributed to the members of the Youbet board.

The recent decline in CDI’s stock price caused the implied value per share of Youbet common stock in connection with the merger to drop from $3.20 per share on October 8, 2009, to $2.81 per share on November 9, 2009 (based on 0.0639 shares of CDI common stock and $0.78 in cash per share of Youbet common stock). This decline caused an inequality in the merger consideration paid to stockholders and optionholders, who were to receive $3.20 in cash minus the exercise price of their options. The Youbet board sought to remedy this inequality, and members of the Youbet board instructed Kirkland & Ellis and Moelis to explore methods for achieving that goal. On November 7, 2009, Kirkland & Ellis contacted Sidley and proposed that Youbet optionholders be given the same mix of consideration as Youbet’s stockholders, and CDI agreed to this proposal. However, in light of NASDAQ’s listing rules which would prohibit CDI from issuing shares representing 20% of more of its outstanding shares in certain circumstances without obtaining the approval of CDI’s stockholders, the parties agreed to modify the mix of cash and stock consideration to be received by the Youbet stockholders to 0.0598 shares of CDI common stock and $0.97 in cash per share of Youbet common stock in order to not exceed this 20% threshold. Based upon the modified mix of cash and common stock and the change in consideration to Youbet optionholders, as of November 9, 2009, the implied value to be received by Youbet’s stockholders in the merger was $2.87 (vs. $2.81 under the previous structure).

On November 10, 2009, the Youbet board convened a meeting to consider the proposed merger with CDI. The meeting was attended by members of Youbet’s senior management, representatives of Kirkland & Ellis, representatives of Olshan and representatives of Moelis. The meeting began with Kirkland & Ellis first summarizing the Youbet board’s fiduciary duties in connection with the proposed merger with CDI. At the meeting, the Youbet board analyzed, among other things, Youbet’s financial performance and its management’s projections, both for the base ADW and totalizator segments. Youbet’s adjusted ADW EBITDA was estimated in this presentation to be $13.4 million in 2009, and projected to be $17.4, $24.0, $30.0, and $37.8 million from 2010 through 2013. Youbet’s adjusted EBITDA for totalizator operations was estimated at $1.5 million in 2009 and $900,000 for 2010 thorough 2013. The Moelis presentation also included projections prepared by Youbet management for a potential online poker business in the United States should such an offering be legalized, but noted that such projections were speculative in nature. Please refer to “—Management Projections” beginning on page 83 for further details.

Moelis next reviewed with the Youbet board that 39 parties had been contacted in the process it conducted beginning in late June of 2009, only one of which (Bidder B) went on to submit a non-binding indication of interest. Moelis also reviewed the CDI proposal and course of negotiations with CDI. Kirkland & Ellis and Moelis reported that negotiations with CDI were near completion. Kirkland & Ellis then led a discussion with the Youbet board regarding certain provisions of the proposed agreement and plan of merger with CDI, including the proposed merger consideration, the closing conditions, the pre-closing covenants, the termination rights, the break-up fee and reverse break-up fee provisions, the scope of the representations and warranties and various definitions, including the definitions of company material adverse effect and parent material adverse effect. The Youbet board then asked about and discussed the process, filings, deliveries and approvals required for closing. Kirkland & Ellis also summarized for the Youbet board the results of its legal due diligence.

The Youbet board also reviewed Moelis’ financial analysis of the proposed transaction with CDI, including a discussion of Youbet’s and CDI’s projections, Moelis’ valuation analyses and potential synergies that may be realized. Moelis then delivered to the Youbet board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 10, 2009, that, based upon and subject to the various considerations, assumptions and limitations set forth in Moelis’ written opinion (the form of which had been reviewed and negotiated by Kirkland & Ellis on behalf of Youbet), the consideration of 0.0598 shares of CDI common stock and $0.97 in cash per share of Youbet common stock (reflecting an implied value of approximately $2.87 based upon the closing price of CDI common stock on November 9, 2009) to be received by holders of Youbet common stock in accordance with the agreement and plan of merger was fair, from a financial point of view, to such stockholders. For more information on Moelis’ opinion, see “The Merger—Opinion of Youbet’s Financial Advisor” beginning on page 74 of this proxy statement/prospectus.

Following these presentations, the Youbet board discussed at length the proposed transaction with CDI, including the implied value of the per-share merger consideration under the draft agreement and plan of merger equal to approximately $2.87 based upon the closing price of CDI common stock on November 9, 2009. The Youbet board also discussed at length the timing and risks of consummating the merger, as well as the alternatives to a transaction, including, among other things, continuing to operate Youbet on a stand-alone basis, acquiring a competitor within the totalizator business or the ADW channel and/or selling part or all of its totalizator business, including the risks and uncertainties associated with these alternatives.

The Youbet board unanimously determined that the agreement and plan of merger and the transactions contemplated thereby, including the merger, on the terms discussed at the meeting, were advisable and fair to, and in the best interests of, Youbet and its stockholders. The Youbet board unanimously approved the agreement and plan of merger, the voting agreements pursuant to which the New World, Lloyd I. Miller, III and the members of the Youbet board would agree to vote all of their shares of Youbet common stock in support of the proposed merger, and an amendment to Youbet’s Youbet rights plan that would exempt CDI’s actions in connection with the merger from the provisions of the Youbet rights plan, and resolved to recommend that the Youbet stockholders adopt the agreement and plan of merger, and directed that the agreement and plan of merger be submitted to the Youbet stockholders for approval.

On November 11, 2009, the CDI board met, together with members of CDI’s management, Sidley and CDI’s financial advisors. CDI management updated the CDI board on the course of negotiations with Youbet and summarized the strategic rationale for consummating the proposed merger transaction with Youbet. CDI management also updated the CDI board on the due diligence investigation of Youbet conducted by CDI and its advisors. Representatives of Sidley also reviewed the fiduciary duties of the members of the CDI board with respect to the evaluation of the proposed transaction.

CDI’s financial advisor reviewed with the CDI board its financial analysis of the proposed transaction, including the consideration of 0.0598 shares of CDI common stock and $0.97 in cash per share of Youbet common stock to be received by holders of Youbet common stock in accordance with the terms of the merger agreement.

Representatives of Sidley reviewed with the CDI board both a summary of the terms of the proposed merger agreement, including the proposed merger consideration, the closing conditions, the pre closing covenants, the termination rights, the break up fee and reverse break up fee provisions, the scope of the representations and warranties and various definitions, including the definitions of company material adverse effect and parent material adverse effect, as well as a summary of the terms of the voting agreements to be entered into by CDI and each of New World, Lloyd I. Miller, III and each of the directors of Youbet, pursuant to which New World, Lloyd I. Miller, III and the members of the Youbet board would each agree to vote all of their shares of Youbet common stock over which they exercised sole voting power in support of the proposed merger. Representatives of Sidley also summarized the process, filings, deliveries and regulatory approvals required for closing the proposed merger transaction with Youbet, including the expected timing of obtaining such approvals. Both during and following these presentations by CDI’s management and its financial and legal advisors, members of CDI’s board asked questions and engaged in discussion with respect to the proposed transaction with Youbet.

CDI management recommended that the CDI board approve the proposed merger with Youbet and authorize CDI’s entry into the merger agreement and voting agreements. After further consideration and deliberation, and taking into account the factors described under “—CDI’s Reasons for the Merger” beginning on page 85, the CDI board unanimously determined that it was advisable and in the best interests of CDI and its shareholders to enter into a merger transaction with Youbet and voted to approve and for CDI to enter into the proposed merger agreement and voting agreements.

On November 11, 2009, following the closing of trading on NASDAQ, CDI and Youbet executed the merger agreement. In addition, CDI and each of New World, Lloyd I. Miller, III and the members of the Youbet board executed voting agreements pursuant to which each of New World, Lloyd I. Miller, III and the members of the Youbet board agreed to vote all of their shares of Youbet common stock over which they exercised sole voting power in support of the proposed merger. Further, Youbet and American Stock Transfer & Trust Company LLC executed an amendment to Youbet’s rights plan, which exempted CDI’s actions in connection with the merger from the provisions of the Youbet rights plan. For a discussion of the merger agreement, the voting agreements and the amendment to the Youbet rights plan, see “The Merger Agreement” beginning on page 94 of this proxy statement/prospectus, “The Special Meeting of Youbet Stockholders—Voting by Youbet Directors and Executive Officers” beginning on page 51 of this proxy statement/prospectus and “Comparison of Stockholder and Shareholder Rights and Corporate Governance Matters—Youbet—Shareholder Rights Plans” beginning on page 142 of this proxy statement/prospectus, respectively.

On November 11, 2009, Youbet announced results for the three and nine month periods ended September 30, 2009. Total revenues for the three month period ended September 30, 2009 were approximately $27.9 million, an approximately 4.9% decrease of total revenues from the total revenues of approximately $29.3 million for the three month period ended September 30, 2008. In addition, on November 11, 2009, CDI and Youbet issued a joint press release announcing the execution of the merger agreement.

Recommendation of the Youbet Board of Directors and Its Reasons for the Merger

In evaluating the merger, the Youbet board consulted with the members of Alternatives Committee and Youbet’s management, as well as with Youbet’s financial and legal advisors. In reaching its conclusion to approve and adopt the merger agreement and the transactions it contemplates, the Youbet board considered a variety of factors and potential benefits, risks and uncertainties, including, without limitation, the following:

•	The financial performance and condition, assets, liabilities, business operations and prospects of Youbet.

•	The Youbet board’s assessment of challenges to Youbet’s business, including increased competition, general adverse economic conditions and the state of the North American horse racing industry.

•

The strategic alternatives reasonably available to Youbet, including remaining a stand-alone entity and pursuing potential alternative acquisition candidates within the gaming and horse racing industry and ADW channel or a possible sale of Youbet’s totalizator business, and the risks and uncertainties related to such strategic alternatives.

•	The fact that after the solicitation effort conducted by Moelis during 2009, only CDI and Bidder B submitted indications of interest regarding an acquisition of Youbet.

•	The fact that the Bidder B proposal was much more conditional and uncertain than the proposal from CDI, and required a longer due diligence and exclusivity period than the proposal from CDI.

•

The belief that the merger with CDI is likely to provide greater security for Youbet stockholders than continuing as a stand-alone business given increasing competition and Youbet’s relatively small size within the gaming and horse racing industry, while at the same time providing greater opportunities for Youbet to develop its ADW and totalizator businesses within CDI.

•

The belief that Youbet stockholders (who will receive a majority of the merger consideration in the form of CDI common stock) will have an opportunity to participate in the future success of the combined business of Youbet and CDI, a much larger company with more diversified earnings than Youbet.

•	The belief that the combined businesses are likely to realize material synergies from the integration of the businesses.

•

The opportunity for Youbet stockholders to benefit from any increase in the trading price of CDI common stock between announcement of the merger and closing of the merger based on the fixed exchange ratio of 0.0598 shares of CDI common stock and $0.97 for each share of Youbet common stock, subject to certain limitations described under “The Merger Agreement” beginning on page 94 of this proxy statement/prospectus.

•	The historical and current market prices of Youbet common stock and CDI common stock, as well as comparative valuation analyses for the two companies.

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The fact that the per-share value of approximately $2.87 implied by the fixed exchange ratio of 0.0598 shares of CDI common stock and $0.97 for each share of Youbet common stock, based upon the closing price of CDI common stock on November 9, 2009, the last trading day prior to approving the proposed transaction with CDI, represented:

•	an approximately 19.5% premium over the closing price of Youbet common stock on November 9, 2009, the last trading day prior to approving the proposed transaction with CDI;

•	an approximately 18.6% premium over the average closing price of Youbet common stock over the last 30 calendar days prior to approving the proposed transaction with CDI;

•	an approximately 24.4% premium over the average closing price of Youbet common stock over the last 90 calendar days prior to approving the proposed transaction with CDI; and

•	an approximately 7.0% premium over the average closing price of Youbet common stock over the last 180 calendar days prior to approving the proposed transaction with CDI.

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Youbet’s relatively small market capitalization, even smaller public float (due to a number of large stockholders) and low trading volume when compared to other NASDAQ-listed companies and the fact that there is minimal research analyst coverage of Youbet’s common stock.

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The fact that New World and Lloyd I. Miller, III, Youbet’s two largest stockholders, who collectively held approximately 27.1% of Youbet’s issued and outstanding common stock, were willing to enter into voting agreements and agree to vote in favor of the merger.

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The Youbet board’s judgment that achieving a price per share in the future as a stand alone business higher than the price per share implied by the merger consideration as of the date of signing the merger agreement would necessitate a consistently high level of operating performance, and the recognition that success in achieving such performance is subject to various risks and uncertainties, including with respect to various laws and regulations which have been or are being considered by Congress and other federal and state authorities.

•	The prices paid in comparable transactions, as well as the trading performance for comparable companies in Youbet’s industry.

•	The limited number and nature of the conditions to each party’s obligation to consummate the merger (including the lack of a condition related to financing).

•	The Youbet board’s belief that the terms of the merger agreement , including the parties’ representations and warranties, covenants and closing conditions, are fair and reasonable to Youbet.

•	The analyses of Youbet’s management, financial advisors and legal advisors, including information relating to the due diligence review that was conducted regarding CDI’s business.

•	The extensive negotiations undertaken with CDI, and the resulting benefits of these negotiations.

•

The opinion of Moelis as to the fairness, from a financial point of view, of the consideration to be received by holders of Youbet common stock under the merger agreement, as more fully described below in the section titled “The Merger—Opinion of Youbet’s Financial Advisor” beginning on page 74 of this proxy statement/prospectus.

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The structure of the transaction as a merger and not a tender offer, which would result in a period of time prior to consummation of the merger for an alternative acquisition proposal for Youbet to be brought forth.

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The fact that the agreement and plan of merger specifically permits Youbet to engage in negotiations with, and provide information to, a third party that makes an unsolicited proposal if the Youbet board determines in good faith, after consultation with its independent financial and legal advisors, that such proposal would reasonably be likely to lead to a superior proposal for the acquisition of Youbet, than the proposed merger with CDI.

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The fact that the merger agreement allows the Youbet board to terminate the agreement and plan of merger if a superior proposal is received from a third party and to change or withdraw its recommendation upon the occurrence of certain intervening events if the Youbet board determines that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law, subject in each case to compliance with certain procedural requirements and payment of a $4,326,000 termination fee and the reimbursement of CDI for up to $500,000 of expenses under certain circumstances, which termination fee and expense reimbursement, in the view of the Youbet board, would not preclude an alternative acquisition proposal for Youbet.

•	The fact that the voting agreements with Youbet’s two largest stockholders will terminate if the Youbet board terminates the agreement and plan of merger to accept a superior proposal.

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The active and direct role of certain members of the Youbet board in the negotiations with respect to the proposed merger, the experience of such members with Youbet and the past general business experience of such members.

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The fact that Youbet stockholders will be entitled to exercise their appraisal rights under the General Corporation Law of Delaware to receive the “fair value” of their shares if they dissent from the merger, as more fully described under “The Merger—Youbet Stockholder Appraisal Rights” beginning on page 89 of this proxy statement/prospectus (the text of the applicable provisions of Delaware law is included as Annex C to this proxy statement/prospectus).

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The expected tax consequences of the merger to Youbet stockholders, as more fully described below in the section titled “Certain Material United States Federal Income Tax Consequences” beginning on page 87 of this proxy statement/prospectus.

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The fact that the 14-member board of directors of CDI following the merger will include one designee from the Youbet board, and such designee will be included in CDI’s Executive Committee and Strategic Planning Committee.

The Youbet board also considered a number of potentially negative factors in its deliberations concerning the merger, including:

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The potential for Youbet stockholders to be adversely affected by a decrease in the trading price of CDI common stock between announcement of the merger and closing of the merger based on the fixed exchange ratio of 0.0598 shares of CDI common stock and $0.97 for each share of Youbet common stock, as more fully described in “The Merger Agreement” beginning on page 94 of this proxy statement/prospectus.

•	The general risks associated with successfully integrating the businesses of separate companies.

•	CDI’s relatively low trading volume when compared to other NASDAQ-listed companies.

•	The risk that conditions to the merger will not be satisfied and may not be completed in a timely manner, if at all, and the potential harm to Youbet’s business in that event.

•	The recent decline in CDI’s stock price and its impact on the value of the merger consideration.

•	The other risks described above under “Risk Factors” beginning on page 23 of this proxy statement/prospectus.

This discussion of information and factors considered by the Youbet board is not intended to be exhaustive but is intended to summarize all material factors considered by the Youbet board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Youbet board did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and the merger agreement. In addition, individual members of the Youbet board may have given differing weights to different factors.

Based on the factors outlined above, the Youbet board determined that the merger agreement and the transactions it contemplates, including the merger, are advisable, fair to, and in the best interests of, Youbet and its stockholders. The Youbet board unanimously recommends that Youbet’s stockholders vote “FOR” the proposal to adopt the merger agreement.

Opinion of Youbet’s Financial Advisor

Pursuant to a letter agreement dated November 24, 2008, Youbet engaged Moelis to act as its financial advisor in connection with an evaluation of strategic alternatives. Subsequently, the Youbet board of directors asked Moelis to provide it with an opinion as to whether the per share consideration to be received in the transactions contemplated pursuant to the merger agreement was fair, from a financial point of view, to Youbet’s stockholders.

On November 10, 2009, at a meeting of the Youbet board of directors held to evaluate the merger agreement and the transactions contemplated thereby, Moelis delivered to the Youbet board its oral opinion, subsequently confirmed by delivery of a written opinion dated November 10, 2009, that, based upon and subject to the limitations and qualifications set forth in the opinion, as of the date of the opinion, the merger consideration to be received by the Youbet stockholders, other than CDI and its affiliates, pursuant to the terms and subject to the conditions set forth in the merger agreement, is fair, from a financial point of view, to such holders.

The Moelis opinion is attached as Annex B to this proxy statement/prospectus. This summary is qualified in its entirety by reference to the full text of the opinion. The full text of the opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Moelis in connection with such opinion. Stockholders are encouraged to read the opinion carefully in its entirety. Moelis’ opinion is directed to the Youbet board of directors and addresses only the fairness from a financial point of view of the consideration to be received by holders of Youbet common stock. The Youbet board has not asked Moelis to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Youbet, other than the stockholders (aside from CDI and its affiliates). Moelis’ opinion does not constitute a recommendation on how any stockholder of Youbet should vote at any stockholders’ meetings held in connection with the merger. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of Youbet’s officers, directors or employees, or any class of such persons, relative to the merger consideration.

Moelis’ opinion does not address Youbet’s underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Youbet and does not constitute a recommendation to any Youbet stockholder as to how such Youbet stockholder should vote with respect to the merger. At the direction of the Youbet board of directors, Moelis was not asked to, nor did it, offer any opinion as to the material terms of the merger agreement or the form of the merger. Moelis expressed no opinion as to what the value of CDI’s common stock will be when it is issued pursuant to the merger agreement or the prices at which CDI’s or Youbet’s common stock will trade at any time.

Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of Moelis’ opinion. Moelis has also assumed, with the consent of the Youbet board of directors, that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without the imposition of any material delay, limitation, restriction, divestiture or condition that would have an adverse effect on Youbet or CDI or on the expected benefits of the merger. Moelis has also assumed, with the consent of the Youbet board of directors, that the final executed form of the merger agreement does not differ in any material respect from the draft that Moelis has examined, that the representations and warranties of all parties to the merger agreement are true and correct, that each party to the merger agreement will perform all of the covenants and agreements required to be performed by such party, that all conditions to the consummation of the merger will be satisfied without material waiver thereof, and that the merger will be consummated in a timely manner in accordance with the terms described in the merger agreement, without any material modifications or amendments thereto or any adjustment to the merger consideration (through indemnification claims, offset, purchase price adjustments or otherwise, except with respect to the mix of consideration as contemplated by the merger agreement). The Moelis opinion was approved by Moelis’ Fairness Opinion and Valuation Review Committee.

In arriving at the conclusions reached in its opinion, Moelis has, among other things:

•	reviewed certain publicly available business and financial information relating to Youbet and CDI that Moelis deemed relevant;

•	reviewed certain internal information relating to Youbet, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of Youbet, furnished to Moelis by Youbet;

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reviewed certain internal information relating to CDI, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of CDI and information relating to anticipated cost savings from the merger, all furnished to Moelis by CDI;

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conducted discussions with members of senior management and representatives of Youbet and CDI concerning the matters described above, as well as their respective businesses and prospects before and after giving effect to the merger;

•

reviewed publicly available financial and stock market data, including valuation multiples, for Youbet and CDI and compared them with those of certain other companies in lines of business that Moelis deemed relevant;

•	contacted third parties to solicit indications of interest in a possible transaction with Youbet and held discussions with certain of these parties;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Moelis deemed relevant;

•	considered certain potential pro forma effects of the merger;

•	reviewed a draft of the merger agreement, dated November 10, 2009;

•	participated in certain discussions and negotiations among representatives of Youbet and CDI and their financial and legal advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by it for the purpose of its opinion and, with the consent of the Youbet board of directors, relied on such information being complete and accurate in all material respects. In addition, at the direction of the Youbet board of directors, Moelis has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Youbet or CDI, nor has Moelis been furnished with any such evaluation or appraisal. With respect to the forecasted financial information referred to above, Moelis has assumed, with the consent of the Youbet board of directors, that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective management of Youbet or CDI as to the respective future performance of Youbet or CDI. Any estimates or forecasts contained in Moelis’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates or forecasts. Moelis is not a legal, tax or regulatory advisor. Moelis is a financial advisor only and relied upon, without independent verification, the assessment of Youbet and CDI and, with respect to legal, tax or regulatory matters, the legal, tax or regulatory advisors of Youbet.

Financial Analyses

The following is a summary of the financial analyses presented by Moelis to the Youbet board of directors at its meeting held on November 10, 2009 in connection with the delivery of the oral opinion of Moelis at such meeting and its subsequent written opinion, dated November 10, 2009.

The summary set forth below does not purport to be a complete description of the analyses performed and factors considered by Moelis in arriving at its opinion. The fact that any specific analysis has been referred to in the summary below or in this statement is not meant to indicate that such analysis was given more weight than any other analysis. The preparation of a fairness opinion is a complex process involving various determinations and subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. With respect to the comparable public companies analysis and the precedent transactions analysis summarized below, no company, business or transaction used in such analyses as a comparison is either identical or directly comparable to Youbet or the merger, nor is an evaluation of such analyses entirely mathematical. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors. Moelis did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and believes that the totality of the factors considered and analyses it performed in connection with its opinion operated collectively to support its determination as to the fairness from a financial point of view as of the date of its opinion of the merger consideration to be received by the Youbet stockholders, other than CDI and its affiliates.

Some of the summaries of the financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses. Moelis believes that the analyses and the summary below must be considered as a whole and that selecting portions of the analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Moelis’ analyses and its opinion. Moelis did not in isolation draw conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather Moelis arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole.

The analyses performed by Moelis include analyses based upon forecasts of future results, which results might be significantly more or less favorable than those upon which Moelis’ analyses were based. The analyses do not purport to be appraisals or to reflect the prices at which Youbet’s or CDI’s shares of common stock might trade at any time following the announcement of the merger. Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Moelis nor any other person assumes responsibility if future results or actual values are materially different from those contemplated below.

Youbet Analyses

In its evaluation of the proposed transaction, Moelis selected three principal valuation methodologies (specifically, a comparable public companies analysis, a precedent transactions analysis and a discounted cash flow analysis), each of which is summarized on the following pages.

Set forth in the table immediately below are the derived per share valuation ranges resulting from the application, subject to certain assumptions, of the three valuation methodologies that Moelis selected. The discounted cash flow analysis was conducted based upon projections prepared by Youbet management under two scenarios: (i) online gaming in the U.S. (beyond horseracing) is not legalized during the course of the projections, which we refer to as the base business scenario, and (ii) online gaming is legalized and Youbet is licensed to offer online poker on its website, which we refer to as the base business plus U.S. poker scenario. The two scenarios are more fully described under “—Discounted Cash Flow Analysis” below. The derived per share valuation ranges are presented next to the implied per share values for Youbet based on the merger consideration to be received, calculated at three different prices per share of CDI’s common stock: (i) CDI’s closing price per share of $31.72 as of November 9, 2009 (the last trading day prior to the delivery of the opinion), (ii) CDI’s volume-weighted average closing price per share of $31.60 for the eight trading days ended on November 9, 2009 and beginning on the first trading day following the announcement of CDI’s third quarter earnings, which we refer to as the 8-Day VWAP, and (iii) CDI’s implied theoretical share price of $39.37, calculated on a pro forma basis to give effect to the merger, including cost savings as estimated by CDI’s management, which we refer to as the Pro Forma Share Price (as more fully described under “CDI Analyses—Theoretical Pro Forma CDI Stock Price Analysis”).

Valuation Methodology		Implied Per Share Value of Consideration Based on Churchill’s:
Comparable public companies analysis	$2.53-$3.11	November 9, 2009 Closing Price ($31.72)	$2.87
Precedent transactions analysis	$2.48-$3.09	8-Day VWAP ($31.60)	$2.86
Discounted cash flow analysis – base business	$2.69-$3.19	Pro Forma Share Price ($39.37)	$3.32
Discounted cash flow analysis – base business plus U.S. poker	$2.75-$3.62

Comparable Public Companies Analysis

Moelis performed a comparable public companies analysis, which is intended to provide an implied value of a company by comparing certain financial information of the company with corresponding financial information of similar public companies.

Moelis selected publicly traded companies that shared similar characteristics with Youbet’s business, operations and size, and for which relevant financial information was publicly available. Emphasis was placed on companies with enterprise values below $1 billion and with significant operations in North America, with the exception of the selected online gaming companies, which were primarily based in Europe and included companies with market capitalizations greater than $1 billion. Moelis identified the four groups of comparable public companies listed below, and noted that none of the selected comparable companies were directly comparable to Youbet, as Youbet is the only pure-play online horserace wagering company in the U.S. Moelis noted that CDI was deemed the most relevant comparable company given its focus on the horseracing industry in North America and its operation of a similar online horserace wagering business.

•	Online gaming companies: 888 Holdings plc, bwin Interactive Entertainment AG, Ladbrokes plc, Paddy Power plc, PartyGaming plc and William Hill plc

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Consumer-focused e-commerce companies which primarily function as a “broker” in facilitating transactions: 1-800-Flowers.com Inc., BIDZ.com, Inc., Orbitz Worldwide, Inc. and Ticketmaster Entertainment, Inc.

•	Horseracing track operators: Canterbury Park Holding Corporation, Churchill Downs Inc., Dover Downs Gaming & Entertainment, Inc. and MTR Gaming Group, Inc.

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North American casino companies: Ameristar Casinos Inc., Boyd Gaming Corp., Great Canadian Gaming Corp., Isle of Capri Casinos Inc., Monarch Casino & Resort Inc., Penn National Gaming Inc. and Pinnacle Entertainment Inc.

Moelis evaluated Youbet relative to the comparable companies based on financial metrics including profitability, revenue and earnings growth, and return on invested capital. As part of its comparable public companies analysis, Moelis calculated and analyzed each selected company’s ratio of its enterprise value (calculated as fully diluted equity value based on closing stock prices as of November 9, 2009, including in-the-money stock options and in-the-money convertible preferred stock or debt, plus debt, minority interest, preferred stock and out-of-the-money convertibles, less cash as of each company’s most recently reported quarter end) to its Adjusted EBITDA (calculated as earnings before interest, taxes, depreciation, amortization, stock-based compensation and other non-cash and non-recurring expenses or gains) for the most recent publicly reported last twelve month period, which we refer to as LTM, and calendar year, which we refer to as CY, 2010 based on Wall Street research analysts’ estimates. In addition, Moelis calculated and analyzed each selected company’s ratio of its stock price as of November 9, 2009 to its earnings per share as estimated for CY 2010 based on Wall Street research analysts’ estimates, which we refer to as CY 2010 P/E.

	Enterprise Value / LTM Adjusted EBITDA		Enterprise Value / CY 2010 Adjusted EBITDA		Price / CY 2010 EPS
	Mean	Median	Mean	Median	Mean	Median
All selected comparable companies	7.7x	7.5x	7.0x	6.8x	14.8x	14.7x
Online gaming companies	9.8x	10.3x	8.3x	8.7x	12.9x	14.2x
Consumer-focused e-commerce companies	6.1x	5.6x	5.7x	5.8x	14.1x	12.1x
Horseracing track operators	6.6x	6.4x	5.8x	5.9x	13.1x	13.1x
North American casino companies	7.5x	7.5x	7.0x	7.0x	17.7x	18.1x

Implied Transaction Multiple Based on Per Share Value of Consideration at CDI’s:
November 9, 2009 Closing Price ($31.72)	8.3x		6.5x		14.9x
8-Day VWAP ($31.60)	8.2x		6.5x		14.9x
Pro Forma Share Price ($39.37)	9.8x		7.7x		17.3x

Based on the foregoing, Moelis selected multiple ranges for each metric and applied them to the relevant statistic for Youbet (using Youbet management’s projections for CY 2010) and calculated an implied range of Youbet stock prices. Moelis then calculated the mean of the stock price ranges derived by the three metrics, which resulted in a valuation range for Youbet of $2.53 to $3.11 per share, which compares to the merger consideration of $2.87, $2.86 and $3.32 based on CDI’s closing stock price as of November 9, 2009 of $31.72, its 8-Day VWAP of $31.60 and its Pro Forma Share Price of $39.37.

Precedent Transactions Analysis

Moelis compared selected financial and transaction metrics of Youbet and the merger with similar data involving targets in the online gaming and e-commerce sectors. In particular, Moelis considered companies that act as facilitators of e-commerce transactions given the lack of transactions involving businesses directly comparable to Youbet. Moelis considered transactions with implied enterprise values of approximately $1 billion or less, dating back approximately six years. Market conditions at the time a given transaction was announced were also considered when analyzing the precedent transactions.

For each of the precedent transactions, Moelis calculated valuation multiples based on information that was publicly available, focusing on the ratio of enterprise value to Adjusted EBITDA for the identified target company for the last reported LTM period as of the announcement date of the transaction.

The precedent transactions considered were:

Date Announced	Target	Acquiror
7/22/2009	Bankrate	Apax Partners
2/10/2009	Ticketmaster	Live Nation
1/27/2009	TVG Network	Betfair Group Ltd.
1/08/2009	thinkorswim	TD Ameritrade
4/30/2008	FTD Group	United Online
6/11/2007	AmericaTab/ BRIS/TSN	Churchill Downs
7/7/2006	Interflora UK	FTD Group
12/4/2005	Provide Commerce	Liberty Media
10/5/2003	FTD, Inc.	Leonard Green & Partners

Precedent Transactions:	Enterprise Value/ Adjusted LTM EBITDA
Mean (1)	7.0x
Median	8.4x

Implied Transaction Multiple Based on Per Share Value of Consideration Based on CDI’s:
November 9, 2009 Price ($31.72)	8.3x
8-Day VWAP ($31.60)	8.2x
Pro Forma Share Price ($39.37)	9.8x

(1)	Excludes Provide Commerce transaction, which was deemed to be an outlier.

Based on the precedent transactions analysis and the foregoing considerations, Moelis derived a valuation range for Youbet of $2.48 to $3.09 per share.

Discounted Cash Flow Analysis (DCF)

Youbet management provided Moelis with financial projections for the fiscal years ending December 2009 through 2013. Projections were provided for Youbet’s existing Youbet Express (ADW) and United Tote businesses, which we refer to as the base business, as well as for a proposed joint-venture involving online poker in the U.S., which we refer to as U.S. poker. Using the projections, Moelis performed a discounted cash flow analysis utilizing the after-tax unlevered free cash flows for the fiscal years 2010 to 2013, applying the mid-year convention. Moelis derived valuation ranges for Youbet’s base business and for the base business plus U.S. poker.

In deriving a valuation range for the base business plus U.S. poker, given the speculative nature of the U.S. poker opportunity, including the high degree of uncertainty with respect to the legalization of online poker wagering in the U.S., the timing thereof and Youbet’s participation in any such newly created regulatory framework, Moelis applied probability weightings as provided by management to management’s forecasted free cash flows for this potential opportunity, and added the probability-weighted, discounted values of the U.S. poker joint venture to the discounted values derived for the base business (based on Youbet’s contemplated 60% stake in the joint venture).

Base Business DCF. For the base business, after-tax unlevered free cash flows and terminal values were discounted to present value as of December 31, 2009 using discount rates ranging from 17.25% to 19.25%, which range of discount rates was derived taking into account the estimated weighted average cost of capital, which we refer to as WACC, of Youbet. Moelis computed a terminal value based on the perpetuity growth methodology, and selected a perpetuity growth rate range of 1.0%-3.0%. In calculating the terminal value, Moelis assumed capital expenditures were equal to FY 2013P depreciation and amortization expense. Using the projections and the selected ranges of discount rates and perpetuity growth rates, Moelis calculated valuations for Youbet’s base business of $2.69 to $3.19 per share, including the Youbet NOL value (as defined and discussed below).

Youbet NOL Value. Youbet has approximately $54 million in federal NOLs that expire at various dates through 2028 based on information provided by Youbet management. Moelis calculated the value of the NOLs based on two methodologies: (i) the value to Youbet on a stand-alone basis assuming no Section 382 limitation, with usage based on management’s projections and discounted at Youbet’s WACC, which we refer to as the Youbet NOL value; and (ii) the value of the NOLs to CDI assuming an annual Section 382 limitation, discounted at CDI’s estimated cost of debt, which we refer to as the NOL value to CDI. Moelis calculated the Youbet NOL value to be approximately $0.30 per share and the NOL value to CDI to be approximately $0.32 per share.

U.S. Poker DCF. For U.S. poker, after-tax unlevered free cash flows were discounted using discount rates ranging from 19.0%-21.0%, reflecting the calculated WACC for this business. Moelis computed terminal values based on the perpetuity growth methodology, and selected a perpetuity growth rate range of 4.0%-6.0%, reflecting the potential for growth in what would be a newly legalized industry, which would be expected to normalize over time. In calculating the terminal value, Moelis assumed capital expenditures were equal to FY 2013P depreciation and amortization expense. Based on input from Youbet management, Moelis probability-weighted the projected free cash flows using a 15%-40% range for the probability of legalization occurring on the assumed timeframe, and a 40%-60% range for the probability Youbet would obtain a license to operate in whatever regulatory framework is created. Using the projections and the above discussed ranges of discount rates, perpetuity growth rates, probability weightings and Youbet’s contemplated 60% share of the joint venture, Moelis calculated a valuation range for U.S. poker of $0.07 to $0.46 per share.

Summary of DCF Valuation Ranges. The derived valuation of the base business (including the Youbet NOL value) of $2.69 to $3.19 and the base business (including the Youbet NOL value) plus U.S. poker of $2.75 to $3.62 per share, compare to the merger consideration of $2.87, $2.86 and $3.32 based on CDI’s closing stock price as of November 9, 2009 of $31.72, its 8-Day VWAP of $31.60 and its Pro Forma Share Price of $39.37.

CDI Analyses

Comparable Public Companies Analysis

To assess the fairness of the stock portion of the merger consideration offered in connection with the proposed transaction, Moelis derived a valuation range for CDI using a comparable public company analysis. Moelis was unable to conduct a discounted cash flow analysis due to the lack of long-term projections. CDI’s management provided a forecast for 2009E and 2010P.

Moelis’ comparable company analysis of CDI evaluated the same sets of comparable companies as in the Youbet comparable public company analysis. Moelis valued CDI’s Racing and Gaming segments separately from the Online segment, and aggregated results in a sum-of-the-parts analysis.

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CDI’s Racing segment and Gaming segment were valued together based on comparable racetrack operators, many of which also operate racinos, similar to CDI’s business model. Moelis also considered the North American regional casino operators included in the Youbet comparable public company analysis.

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The Online segment valuation considered the selected online gaming operators and other e-commerce companies included in the Youbet comparable public company analysis, and also included Youbet among the online gaming universe.

The analysis focused on multiples of enterprise value to CY 2010 Adjusted EBITDA (projected CDI EBITDA as provided by CDI management) in order to reflect the projected financial contribution to CDI of a new slots facility scheduled to open in January 2010 adjacent to CDI’s racetrack in Miami.

Enterprise Value / CY 2010 Adjusted EBITDA
	Mean	Median
Horseracing track operators	5.8x	5.8x
Online gaming companies	7.9x	8.5x
Consumer-focused e-commerce companies	5.7x	5.8x
North American casino companies	7.0x	7.0x

Based on a review of the comparable companies, Moelis derived enterprise valuation ranges for CDI’s Racing and Gaming segments on a combined basis, and its Online segment. To derive a range of equity values for CDI, from the implied sum of the segment enterprise value ranges, Moelis deducted CDI’s estimated net debt as of March 31, 2010, per CDI management’s forecast, in order to reflect the estimated capital expenditures required to complete the new slots facility.

The derived range of equity values implied values per share for CDI of $31.01 to $42.27. These values compare to CDI’s closing stock price of $31.72 on November 9, 2009 and the 8-Day VWAP of $31.60.

Theoretical Pro Forma CDI Stock Price Analysis

Using earnings per share, which we refer to as EPS, and EBITDA accretion analyses, Moelis calculated potential theoretical CDI share prices, pro forma for the consummation of the merger. The analyses were based on the terms of the merger, CDI’s management projections for CDI and the estimated cost savings expected to result from the merger, and Youbet’s management projections for Youbet. CDI’s management provided estimates of expected cost savings totaling approximately $10 million on an annualized basis, before any one-time integration or merger costs.

Based on the foregoing assumptions and assuming $10 million of annualized synergies, Moelis calculated that the merger could be 19.5% accretive to CDI’s stand-alone CY 2010 EPS based upon the CY 2010 EPS number provided by CDI management, or 27.6% accretive as compared to Wall Street research analysts’

consensus CDI stand-alone EPS estimates of $2.00 for CY 2010. Assuming CDI would trade at the CY 2010 P/E multiple implied by its November 9, 2009 closing share price, the EPS accretion analysis implies a theoretical pro forma share price for CDI of $37.90.

Based on the foregoing assumptions and assuming $10 million of annualized synergies, and that CDI would trade at its enterprise value/CY 2010 Adjusted EBITDA multiple implied by its November 9, 2009 closing share price (based on Wall Street research analyst consensus estimates), the pro forma EBITDA valuation analysis implies a theoretical pro forma share price for CDI of $40.84. The mean of the theoretical pro forma share prices derived from the EPS and EBITDA analyses equals the Pro Forma Share Price of $39.37 illustrated throughout the Moelis analysis. Based on the Pro Forma Share Price, and including the cash consideration, the merger implies per share merger consideration of $3.32.

Other Information

Moelis conducted the analyses described above solely as part of its analysis of the fairness of the consideration to be received by holders of shares of Youbet common stock pursuant to the merger agreement from a financial point of view to such holders and in connection with the delivery of its opinion to Youbet’s board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of CDI common stock might actually trade.

The consideration to be paid pursuant to the merger agreement was determined through arm’s-length negotiations between Youbet and CDI and was approved by each company’s board of directors. Moelis provided advice to Youbet during these negotiations, however, Moelis did not recommend any specific consideration to Youbet’s board of directors or suggest that any specific consideration constituted the only appropriate consideration for a transaction.

The merger consideration was determined through negotiations among Youbet and its representatives, on the one hand, and CDI and its representatives, on the other hand, and the decision by the Youbet board of directors to approve, adopt and authorize the merger agreement was solely that of the Youbet board of directors. The Moelis opinion and financial analyses, taken together, represented only one of many factors considered by the Youbet board of directors in its evaluation of the merger and should not be determinative of the views of the Youbet board of directors or Youbet management with respect to the merger or the merger consideration or whether the Youbet board of directors would have been willing to agree to different merger consideration.

Youbet retained Moelis based upon Moelis’ experience and expertise. Moelis is an investment banking enterprise with substantial experience in transactions similar to the merger. Moelis, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes. Moelis has consented to the inclusion in this proxy statement/prospectus of its written opinion delivered to the Youbet board, dated November 10, 2009.

Under the terms of the engagement letter between Moelis and Youbet, Moelis agreed to act as Youbet’s financial advisor in connection with the merger and received a retainer fee of $100,000 in connection with its retention. In accordance with the terms of such engagement letter, (i) Moelis received a fee of $500,000 upon the delivery of its opinion, which was not contingent upon the consummation of the merger and (ii) Moelis will receive a transaction fee contingent upon the consummation of the merger equal to $1.25 million plus 2.0% of transaction value (as defined in the engagement letter) in excess of $135.0 million. The retainer fee and opinion fee are creditable against the fee payable upon consummation of the merger. In addition, Youbet has agreed to reimburse Moelis for certain expenses and indemnify Moelis for certain liabilities arising out of its engagement. In addition, in connection with an engagement letter related to the potential acquisition by Youbet of ADW Target 2, Moelis received a fee of $150,000, which is creditable against the success fee of the merger. In the past, Moelis has provided investment banking and other services to Youbet and received compensation for the rendering of such services including, within the past two years, acting as financial advisor in connection with the potential acquisition by Youbet of entities unaffiliated with CDI, which transaction was not consummated, and Moelis has received fees for such services.

Management Projections

Youbet does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the review of the proposed merger between Youbet and CDI, Youbet’s management prepared unaudited prospective financial information on a stand-alone, pre-merger basis. Youbet is electing to provide the unaudited prospective financial information in this proxy statement/prospectus to provide the stockholders of Youbet and shareholders of CDI access to certain non-public unaudited prospective financial information that was made available to the Youbet board of directors, the Alternatives Committee, the CDI board of directors and Youbet’s and CDI’s financial advisors in connection with the merger. The unaudited prospective financial information was not prepared with a view toward public disclosure and the inclusion of this information should not be regarded as an indication that any of Youbet, CDI or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of Youbet, CDI or their respective affiliates assumes any responsibility for the accuracy of this information.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the management of Youbet with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Youbet’s business, all of which are difficult to predict and many of which are beyond Youbet’s control. As a result, there can be no assurance that the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Youbet stockholders and CDI shareholders are urged to review “Risk Factors” beginning on page 23 of this proxy statement/prospectus as well as Youbet’s most recent SEC filings for a description of risk factors with respect to Youbet’s business. See also “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 47 of this proxy statement/prospectus and “Additional Information—Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus. The projections below have been prepared by, and are the responsibility of Youbet management. The projections were prepared on a basis consistent with the historical accounting policies included in the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 6, 2009. The unaudited prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Youbet’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the unaudited prospective financial information. The report on the historical financial statements incorporated by reference in this proxy statement/prospectus relates to Youbet’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstance or event occurring after the date it was prepared.

The following table presents summary selected unaudited prospective financial information for the fiscal years ending 2009 through 2013, which is referred to in this proxy statement/prospectus (including in “The Merger—Opinion of Youbet’s Financial Advisor” beginning on page 74 this proxy statement/prospectus) as the Youbet management projections:

SUMMARY OF YOUBET MANAGEMENT PROJECTIONS: BASE BUSINESS ($ MILLIONS)

	Fiscal Year Ending December 31,
	2009E	2010P	2011P	2012P	2013P
Gross Revenue
ADW	$92.9	$111.2	$136.1	$160.3	$190.2
Totalizator	21.0	19.9	19.9	19.9	19.9

Total Revenue	$113.9	$131.1	$156.0	$180.3	$210.2

Adj. EBITDA(1)
ADW	$13.4 (2)	$17.4	$24.0	$30.0	$37.8
Totalizator	1.5	0.9	0.9	0.9	0.9

Total Adj. EBITDA	$14.9	$18.4	$25.0	$30.9	$38.7

Adj. EBITDA Margin
ADW	14.4%	15.7%	17.7%	18.7%	19.9%
Totalizator	7.2%	4.7%	4.7%	4.7%	4.7%

Total Margin	13.1%	14.0%	16.0%	17.2%	18.4%
Diluted EPS	$0.09	$0.19	$0.32	$0.45	$0.44
Capital Expenditures	$2.5	$5.6	$3.1	$3.4	$4.1

Potential U.S. Online Poker Opportunity(3)
Gross Revenue	—	—	$33.6	$77.7	$96.6
Adj. EBITDA	—	—	4.5	21.8	29.3

(1)	Adjusted EBITDA is calculated as gain/loss from continuing operations plus income taxes, net interest expense, impairment charges, depreciation and amortization and other adjustments to exclude certain non-cash and/or non-recurring items. Youbet management believes that the presentation of EBITDA from continuing operations provides useful information to investors regarding Youbet’s results of operations because this non-GAAP financial measure is among the primary metrics by which management evaluates operating performance of Youbet’s business, on which internal budgets are based, by which management and other employees within Youbet are compensated, and on which Youbet’s debt covenants are based.
(2)	Excludes $1.6 million of adjustments for expenses relating to new growth initiatives and certain legal expenses.
(3)	Reflects Youbet’s projected participation in a potential U.S. Online Poker opportunity.

No assurances can be given that these assumptions will accurately reflect future conditions. In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by Youbet’s management that Youbet’s management believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the merger. Youbet’s stockholders and CDI’s shareholders are urged to review Youbet’s most recent SEC filings for a description of Youbet’s reported results of operations, financial condition and capital resources during 2009.

Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Youbet, CDI, or any other person to any stockholder of Youbet or any shareholder of CDI regarding the ultimate performance of Youbet or, following the merger, CDI, compared to the information included in the above prospective financial information. The inclusion of unaudited prospective financial information in this proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events nor construed as financial guidance, and they should not be relied on as such.

YOUBET DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

CDI’s Reasons for the Merger

CDI believes that the proposed transaction will bring significant value and opportunity to both the customers of the combined business and to CDI shareholders and Youbet stockholders who will become CDI stockholders due to:

•

Anticipated Revenue Opportunities—CDI believes the two most economically successful channels for wagering on thoroughbred racing in the future will be on-track wagering on live racing at a specific track, and advance deposit wagering. According to recent statistics, less than 14% of all wagering on U.S. thoroughbred racing is estimated to be placed online. CDI believes, however, that this percentage will continue to grow, consistent with recent trends toward online transactions in other consumer industries. In fact, the level of ADW activity has already increased significantly in recent years, while overall wagering activity has been relatively flat and, in recent years, has declined. If these recent trends continue as CDI anticipates, CDI believes the combined business will be well positioned to compete for additional handle and revenue opportunities.

•

Cost Reduction Synergies—CDI has identified a projected $10 million in annualized cost savings that may be realized by combining CDI and Youbet. These cost synergies fall into three categories: (i) elimination of the duplicate costs of operating two public companies; (ii) elimination of duplicate sales, general and administrative costs; and (iii) elimination of the duplicate costs of developing and operating two ADW technology stacks and websites. The first $5 million in annualized cost reduction is currently expected to be realized within the first few months following completion of the merger, and the second $5 million in annualized cost reduction is currently expected to be realized by the end of the first 12 months following the completion of the merger. During the first 12 months following completion of the merger, CDI also expects these cost reductions will be reduced by approximately $7 million resulting from transaction fees, restructuring charges and asset impairment charges, the precise amounts and timing of which cannot be predicted at this time.

•

Enhanced Capability to Pursue Other Online Business Opportunities—CDI believes that the resources of the combined business will provide a platform to enable it to pursue other online business opportunities beyond pari-mutuel wagering, should such opportunities develop. Such opportunities might include various types of internet gaming or an internet lottery business should such activities become legalized in the United States.

•

Secures Access to a Stable, Established Tote System—CDI believes that the proposed transaction enables CDI to acquire and maintain a stable, established tote system, which has been recognized as the industry’s leading tote system. CDI also believes that the proposed transaction has the potential to address industry-wide concerns about the financial viability and stability of tote system providers and the need to improve the integrity of tote system wagering. By acquiring United Tote, CDI hopes to be able to directly address those concerns and utilize the United Tote technology to improve tote system stability, performance and integrity both online and at CDI’s racetracks and off-track betting venues.

•

Greater Ability to Develop and Introduce New Technology-Enabled Features and Services—CDI believes that the combined business should be able to develop and introduce innovative new technology-enabled features and services that ADW customers want and that can bring new customers to racing. The combined business would be a publicly-traded, U.S.-licensed, U.S.-operated and U.S.- owned ADW operator backed by the financial resources of CDI. As the ADW channel grows, CDI believes the combined business will be able to offer customers a superior level of trust, confidence and service delivering an unparalleled customer experience.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the CDI board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and the merger agreement. In addition, individual members of the CDI board of directors may have given differing weights to different factors. The CDI board of directors conducted an overall analysis of the factors described above, including through discussions with, and inquiry of, CDI’s management and outside legal and financial advisors regarding certain of the matters described above.

Regulatory Approvals

The merger is subject to review by the DOJ and FTC under the HSR Act. Under the HSR Act, CDI and Youbet were required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. The notifications required under the HSR Act were filed on November 25, 2009 by CDI and Youbet. The statutory waiting period under the HSR Act was initially scheduled to expire on December 28, 2009 at 11:59 p.m., Eastern time. CDI notified the DOJ that it intends to withdraw its HSR Act notification voluntarily on December 23, 2009 to provide the DOJ additional time beyond the initial 30-day HSR Act waiting period to complete its review, and that it intends to re-file its notification on December 24, 2009. Based on the re-filing date of December 24, 2009, the statutory waiting period under the HSR Act is now scheduled to expire on January 25, 2010, at 11:59 p.m., Eastern time, unless it is terminated earlier by the DOJ or is extended if the DOJ requests additional information and documentary material. No other regulatory approvals are a condition to the completion of the merger.

At any time before or after completion of the merger, either the DOJ, the FTC or any state attorneys general could challenge or seek to block the merger under applicable federal or state antitrust laws, as such regulatory authority deems necessary or desirable in the public interest. In addition, in some jurisdictions, a private party could initiate legal action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. CDI and Youbet cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, CDI and Youbet will prevail.

Litigation

On November 17, 2009, a putative class action lawsuit, Wayne Witkowski v. Youbet.com, Inc., et al., was filed in the Superior Court of Los Angeles, California against Youbet, various of its directors, CDI, Merger Sub and Merger LLC. Subsequently, five additional lawsuits were also filed in the Los Angeles Superior Court, two of which name Youbet and its directors as defendants and three of which also name CDI as a defendant. All six lawsuits are putative class actions brought on behalf of Youbet’s stockholders. The complaints in the lawsuits all allege that Youbet’s directors have breached their fiduciary duties, including alleged duties of loyalty, due care and candor, in connection with the proposed merger transaction. In that regard, the various complaints include, among other things, allegations that the proposed transaction is the result of an inadequate sales process which has not been designed to maximize stockholder value; that the consideration to be received by Youbet shareholders is unfair and inadequate; that the merger agreement includes inappropriate “no solicitation,” “matching rights,” no standstill waiver, and termination fee provisions; that the combined effect of these provisions, together with Youbet’s waiver of the Youbet stockholder rights agreement with respect to CDI and the entry of voting agreements by defendants and certain others pursuant to which they have agreed to vote in favor of the proposed merger, is to “lock up” the proposed merger transaction, foreclose potential alternative bidders and illegally restrain Youbet’s ability to solicit or engage in negotiations with a third party; that various defendants acted for their own benefit in approving the proposed merger, including for the purpose of obtaining positions or pursuing opportunities at CDI; and that material information has not been provided in connection with the proposed transaction and was not provided at the time that Youbet submitted the Youbet stockholder rights agreement to a stockholder vote. Those lawsuits which name CDI or its affiliates as defendants also allege that CDI has aided and abetted the alleged breaches of fiduciary duty by Youbet’s directors. Youbet is also alleged to have aided and abetted the alleged breaches of fiduciary duty by its directors. Among the relief sought by the complaints is an enjoining of the proposed merger transaction, or unspecified damages if the transaction is consummated, together with payment of attorneys’ fees and costs.

Certain Material United States Federal Income Tax Consequences

The following discussion is a summary of certain material U.S. federal income tax consequences of the merger and the subsequent merger to holders of Youbet common stock and represents the opinion of Sidley Austin LLP, counsel to CDI, and Kirkland & Ellis LLP, counsel to Youbet, that the legal conclusions contained herein are correct in all material respects. This discussion is based on the Code, applicable Treasury regulations promulgated thereunder, administrative rulings and judicial authorities, each as in effect as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. In addition, this discussion does not address any state, local or foreign tax consequences of the merger and subsequent merger.

This discussion addresses only Youbet stockholders who hold Youbet common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that might be relevant to a particular Youbet stockholder in light of that stockholder’s individual circumstances or to a Youbet stockholder that is subject to special treatment under U.S. federal income tax law, including, without limitation a stockholder that is:

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a mutual fund;

•	a holder that, for U.S. federal income tax purposes, is not a “United States person” within the meaning of Section 7701(a)(30) of the Code;

•	a U.S. expatriate;

•	an entity or arrangement treated as a partnership for U.S. federal income tax purposes or an investor in such partnership;

•	a dealer in securities;

•	a holder who has a functional currency other than the United States dollar;

•	a holder liable for the alternative minimum tax;

•	a trader in securities who elects to apply a mark-to-market method of accounting;

•	a holder who holds Youbet common stock as part of a hedge, straddle, constructive sale or conversion transaction; or

•	a holder who acquired Youbet common stock pursuant to the exercise of employee stock options or otherwise as compensation.

This discussion does not address other U.S. federal tax consequences (such as gift or estate taxes or alternative minimum taxes), or consequences under state, local or foreign tax laws, nor does it address certain tax reporting requirements that may be applicable with respect to the transaction.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Youbet common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Youbet common stock should consult its own tax advisors with respect to the consequences of the merger and subsequent merger.

Holders should consult their tax advisors as to the specific tax consequences to them of the merger and subsequent merger in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

In the opinion of Sidley Austin LLP, counsel to CDI, and Kirkland & Ellis LLP, counsel to Youbet, (i) the merger and subsequent merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) Youbet and CDI will each be a party to the reorganization within the meaning of Section 368(b) of the Code. Subject to a limited exception described below, it is a condition to the completion of the merger that CDI and Youbet each receives an additional written opinion from its counsel, dated the effective time, substantially to the same effect.

The opinions described above have been (or will be) based, in part, on the accuracy of certain assumptions and representations. If any such assumptions or representations are inaccurate as of the effective time of the merger, the tax consequences to holders of Youbet common stock of the merger and subsequent merger could differ materially from those described below. No ruling has been or will be sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger and subsequent merger and an opinion of counsel is not binding on the Internal Revenue Service or any court. Accordingly, there can be no assurances that the Internal Revenue Service or a court would not disagree with or challenge any of the conclusions described herein.

Assuming such treatment is proper, the material U.S. federal income tax consequences to a holder of Youbet common stock whose shares are exchanged in the merger for shares of CDI common stock and cash generally will be as follows:

•

a holder generally will recognize capital gain (but not loss) realized on the exchange in an amount not exceeding the amount of cash received. Any gain recognized will be long-term capital gain if, as of the effective time, the shares of Youbet common stock exchanged were held for more than one year unless the holder’s receipt of cash has the effect of a dividend distribution, as described below;

•

a holder will have an aggregate tax basis in the shares of CDI common stock received in the exchange (including a fractional share of CDI common stock for which cash is received) equal to the stockholder’s aggregate tax basis in its shares of Youbet common stock surrendered, reduced by the amount of cash received and increased by the amount of any gain recognized by the holder in the exchange;

•	the holding period of the shares of CDI common stock received in the exchange will include the holding period of the shares of Youbet common stock surrendered in exchange therefor; and

•

a holder generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share of CDI common stock equal to the difference, if any, between the amount of cash received and the tax basis in the fractional share (determined as described above). Any gain or loss recognized will be long-term capital gain or loss if, as of the effective time, the shares of Youbet common stock exchanged were held for more than one year.

If a holder acquired different blocks of Youbet common stock at different times or different prices, the foregoing rules generally will be applied separately with reference to each block of Youbet common stock. In particular, in computing the amount of gain recognized, if any, a holder of Youbet common stock may not offset a loss realized on one block of shares against the gain realized on another block of shares.

If the receipt of cash has the effect of a distribution of a dividend under the provisions of the Code, then, notwithstanding the foregoing, any gain recognized will be treated as a dividend to the extent of such stockholder’s ratable share of the undistributed earnings and profits of Youbet. Holders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Youbet common stock will be treated as a dividend.

Notwithstanding the foregoing, the receipt of the written opinions of counsel referenced above regarding the U.S. federal income tax treatment of the merger and subsequent merger will not be a condition to the completion of the merger, the subsequent merger will not occur, and the merger will not constitute a reorganization within the meaning of Section 368(a) of the Code, if the value of the portion of the merger consideration to be paid in CDI common stock does not equal 40% or more of the value of the merger consideration (which is referred to in the merger agreement as the “Continuity Requirement”). That circumstance will generally exist only if, as of the effective time, there has been a significant decline in the value of CDI common stock. In such a case, a holder of Youbet common stock whose shares are exchanged in the merger for shares of CDI common stock and cash generally will recognize gain or loss equal to the difference between the fair market value of the CDI common stock and the amount of cash received, and the stockholder’s adjusted tax basis in the shares of Youbet common stock given in exchange therefor. Such capital gain or loss will be long-term capital gain or loss if the holder held the Youbet common stock for more than one year as of the effective time. The opinions which counsels to CDI and Youbet have rendered assume the Continuity Requirement will be met, although if, as of the effective time of the merger, the Continuity Requirement is not met, the conclusions reached in such opinions will be invalid.

Information Reporting and Backup Withholding. A holder may be subject to information reporting and backup withholding at a rate of 28% on any cash payment received (including any cash received in lieu of a fractional share of CDI common stock), unless such stockholder properly establishes an exemption or provides a correct taxpayer identification number, and otherwise complies with backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or credit against such holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Accounting Treatment

Existing GAAP requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the acquirer and the acquiree for accounting purposes. In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally considered the acquirer, but there are other factors that must also be considered. CDI management considered these other factors and determined that CDI will be considered the acquirer of Youbet for accounting purposes. The total purchase price will be allocated to the identifiable assets acquired and liabilities assumed from Youbet based on their fair values as of the date of the completion of the transaction, with any excess allocated to goodwill. Reports of financial condition and results of operations of CDI issued after completion of the merger will reflect Youbet’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Youbet. Following the completion of the merger, the earnings of the combined company will reflect acquisition accounting adjustments; for example, additional depreciation of property, plant and equipment, amortization of identified intangible assets or other impacts from the purchase price allocation will be recognized.

In accordance with existing GAAP, goodwill and indefinite-lived intangible assets resulting from the purchase business combination will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). If CDI management determines that the value of goodwill and indefinite-lived intangible assets have become impaired, the combined company will incur an impairment loss during the fiscal quarter in which the determination is made.

Listing of CDI Common Stock

It is a condition to the completion of the merger that the shares of CDI common stock to be issued in connection with the merger be approved for listing on NASDAQ, subject to official notice of issuance.

Delisting and Deregistration of Youbet Common Stock

If the merger is completed, Youbet common stock will be delisted from NASDAQ and deregistered under the Exchange Act and Youbet will no longer file periodic reports with the SEC.

Youbet Stockholder Appraisal Rights

In connection with the merger, record holders of Youbet common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL, which we refer to as Section 262, holders of shares of Youbet common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash. Youbet is required to send a notice to that effect to each stockholder not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, the text of which is attached to this proxy statement/prospectus as Annex C.

Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions:

A stockholder who desires to exercise appraisal rights must (a) not vote in favor of the merger and (b) deliver a written demand for appraisal of the stockholder’s shares to the Corporate Secretary of Youbet before the vote on the merger at the special meeting. The failure to vote against the merger will not operate as a waiver of appraisal rights.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the proposal to adopt the merger agreement at the special meeting. A beneficial owner of shares held in “street name” who desires appraisal rights with respect to those shares should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any beneficial owner of shares desiring appraisal rights with respect to such shares should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Youbet of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Youbet.com, Inc., 5901 De Soto Avenue, Woodland Hills, California 91367, Attention: Corporate Secretary or by facsimile at (818) 668-2101. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his, her or its shares. The written demand must be received by Youbet prior to the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262.

In addition, a stockholder demanding appraisal must not vote its shares of common stock in favor of the proposal to adopt the merger agreement. Because a signed proxy card that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

Within 120 days after the effective time of the merger, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that
“[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within 60 days after the effective time of the merger, any stockholder who has demanded appraisal shall have the right to withdraw such stockholder’s demand for appraisal and to accept the cash and shares of CDI common stock to which the stockholder is entitled pursuant to the merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the surviving corporation in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled only to receive the cash and shares of CDI common stock as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, the text of which is attached hereto as Annex C. Failure to comply with all the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights.

Restrictions on Sales of Shares of CDI Common Stock Received in the Merger

The shares of CDI common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares issued to any Youbet stockholder who may be deemed to be an “affiliate” of CDI for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of CDI include individuals or entities that control, are controlled by, or are under common control with, CDI and may include the executive officers, directors and significant stockholders of CDI.

Management and Board of Directors of CDI After the Merger

CDI has agreed to take all actions as may be necessary to cause its board of directors upon the completion of the merger to be comprised of 14 members, consisting of the 13 current CDI directors and the Youbet designee. Prior to the appointment of the Youbet designee to the CDI board of directors, the Youbet designee must have satisfied all suitability requirements to serve on the CDI board of directors as required by applicable law. CDI has also agreed to appoint the Youbet designee to CDI’s Executive Committee and Strategic Planning Committee upon the completion of the merger, to nominate the Youbet designee at the first annual meeting of CDI shareholders, and to use reasonable best efforts to cause the Youbet designee to be reelected to the CDI board of directors for a term expiring at the third annual meeting of CDI shareholders after the effective time.

No change to the executive officers of CDI is expected to occur immediately following the completion of the merger.

Interests of Youbet’s Directors and Executive Officers in the Merger

In considering the recommendation of the Youbet board of directors in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby, you should be aware that the directors and executive officers of Youbet have interests in the merger that may be different from, or in addition to, your interest as a Youbet stockholder. The Youbet board of directors was aware of these potential interests and considered them. These potential interests, to the extent material, include the following:

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

For a period of six years after the effective time, CDI has agreed to honor and fulfill the obligations of Youbet under the organizational documents of Youbet and any indemnification agreements in effect immediately prior to the effective time for the benefit of any of Youbet’s current or former directors and officers and any person who becomes a director or officer of Youbet prior to the effective time. In addition, for a period of six years following the effective time, CDI has agreed to cause the organizational documents of the surviving corporation to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable, in the aggregate, as the indemnification, advancement of expenses and exculpation provisions contained in the organizational documents of Youbet immediately prior to the effective time.

CDI has also agreed to purchase directors’ and officers’ liability insurance which has an effective term of not less than six years from the effective time that provides coverage for events occurring prior to the effective time for those persons who are covered by Youbet’s directors’ and officers’ insurance policy in effect immediately prior to the effective time and contains terms and conditions, including coverage amounts, which are no less advantageous than those contained in the terms and conditions of Youbet’s directors’ and officers’ insurance policies in effect immediately prior to the effective time.

Post-Merger Board Membership

In connection with the merger, CDI has agreed to cause the Youbet designee to be appointed as a director of CDI. CDI has also agreed to appoint the Youbet designee to CDI’s Executive Committee and Strategic Planning

Committee upon the completion of the merger, to nominate the Youbet designee at the first annual meeting of CDI shareholders, and to use reasonable best efforts to cause the Youbet designee to be reelected to the CDI board of directors for a term expiring at the third annual meeting of CDI shareholders after the effective time.

Bonuses to Be Paid in Connection with the Merger

Pursuant to her employment offer letter, Susan Bracey, Youbet’s Chief Financial Officer, is entitled to receive a bonus in connection with the merger at the discretion of Youbet’s Compensation Committee.

Retention and Other Benefits from CDI

Certain of Youbet’s executive officers may be offered employment with CDI, although no agreements have been entered into and no terms, conditions or understandings have been finalized.

Acceleration of Executive Officer and Director Options

Under the terms of the merger agreement, the vesting of all unvested portions of stock options will be accelerated in full, effective immediately prior to the effective time. Stock options that are “in the money,” as measured against the value of the portion of the merger consideration to be paid in CDI common stock (which is based in part on the closing price of a share of CDI common stock on the trading day immediately prior to the effective time), will be automatically converted into the right to receive the merger consideration payable in respect of the number of shares of Youbet common stock underlying such stock option, less the exercise price of such stock option. Stock options that are “out of the money,” as measured against the value of the portion of the merger consideration to be paid in CDI common stock, will be cancelled without any payment made in respect thereof.

The following table summarizes the vested and unvested stock options held by Youbet’s current directors and executive officers, and Mr. Pritzker, a former director of Youbet, as of December 1, 2009 and the value of these options based on the difference between the assumed portion of the merger consideration to be paid in CDI common stock of $[—], which is based in part on the closing price of CDI common stock on [—] of $[—] per share, and the exercise price of those options multiplied by the number of shares of Youbet common stock subject to the options. Stock options that are out of the money are considered to have no value.

Name	Relationship to Youbet	Shares Subject to Vested Options	Shares Subject to Unvested Options	Value of Vested Options	Value of Unvested Options	Value of All Stock Options
David Goldberg	President and Chief Executive Officer	62,500	987,500
Susan Bracey	Chief Financial Officer	—	30,000
Daniel Perini	General Counsel and Secretary	50,000	125,000
Michael Nelson	Chief Accounting Officer and Controller	37,500	137,500
Michael Brodsky	Director, Executive Chairman	626,500	400,000
F. Jack Liebau	Director, Chairman of the Board	406,564	200,000
Gary Adelson	Director	189,064	7,500
Raymond C. Anderson	Director	57,564	7,500
James Edgar	Director	239,064	7,500
Michael D. Sands	Director	92,564	7,500
Michael J. Soenen	Director	57,564	7,500
Jay R. Pritzker	Former Director	72,392	—

As of December 1, 2009, Youbet’s current directors and executive officers, and Mr. Pritzker, a former director of Youbet, listed in the table above held options to purchase, in the aggregate, approximately 3,808,776 shares of Youbet common stock. The aggregate value of these shares of Youbet common stock is approximately $[—] million based on the assumed portion of the merger consideration to be paid in CDI common stock of $[—], which is based in part on the closing price of CDI common stock on [—] of
$[—] per share.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement. The summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. You should read the merger agreement carefully in its entirety, as it is the legal document governing the transaction.

The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement and the transaction described in this proxy statement/prospectus. We do not intend for the text of the merger agreement to be a source of factual, business or operational information about CDI or Youbet. That information can be found elsewhere in this proxy statement/prospectus and in the other public documents that CDI and Youbet file with the SEC. See “Additional Information—Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

The merger agreement contains representations, warranties, covenants and other agreements that the parties made to each other as of specific dates. Representations and warranties are used as a tool to allocate risks between the respective parties to the merger agreement, including where the parties do not have complete knowledge of all facts, and not necessarily to establish such matters as facts. Furthermore, the representations and warranties in the merger agreement may be modified or qualified by information contained in disclosure schedules that the parties exchanged in connection with the execution of the merger agreement. Some of these representations and warranties may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws. Finally, information concerning the subject matter of the representations and warranties in the merger agreement may have changed since the date of the merger agreement, which may or may not be fully reflected in CDI’s and Youbet’s public disclosures. CDI and Youbet will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Structure and Completion of the Merger

Pursuant to the merger agreement, Merger Sub, a wholly owned subsidiary of CDI, will merge with and into Youbet, with Youbet surviving the merger as a wholly owned subsidiary of CDI.

The merger will occur as soon as possible but no later than the second business day after the date upon which all of the conditions to completion of the merger contained in the merger agreement (other than those conditions that are waived or by their nature are to be satisfied at the closing of the merger) are satisfied or at such other date as CDI and Youbet may agree (see “—Conditions to Completion of the Merger” beginning on page 97 of this proxy statement/prospectus). The merger will become effective at the time that Youbet and Merger Sub file the certificate of merger with the Secretary of State of the State of Delaware, or at such later time agreed to by the parties and specified in the certificate of merger.

Immediately following the completion of the merger, the surviving corporation from the merger will merge with and into Merger LLC, a wholly owned subsidiary of CDI, with Merger LLC surviving the subsequent merger.

We currently expect that the merger and the subsequent merger will be completed during the first or second quarter of 2010.

Merger Consideration

Youbet Common Stock

At the effective time, each share of Youbet common stock (including the preferred share purchase rights granted under Youbet’s stockholder rights agreement), issued and outstanding immediately prior to the effective time (other than treasury shares of Youbet, shares of Youbet common stock held by a wholly owned subsidiary of Youbet or shares of Youbet common stock held by CDI or any of CDI’s subsidiaries) will be converted into the right to receive (i) 0.0598 of a share of CDI common stock and (ii) $0.97 in cash, which we refer to as the per share cash consideration, subject to adjustment to ensure that the merger does not require CDI to issue more than 19.6% of the outstanding CDI common stock outstanding as of immediately prior to the effective time. Shares of Youbet common stock held by CDI, Merger Sub or Merger LLC or held by Youbet in its treasury immediately prior to the completion of the merger will be cancelled, and will not be converted into the right to receive the merger consideration.

Youbet Stock Options

The merger agreement provides that each outstanding vested and unvested Youbet stock option will be cancelled at the effective time and the holders of such options that are in the money will receive a mix of cash and CDI stock, in the same proportion that each such optionholder would have received if such optionholder was a Youbet stockholder, based upon the amount by which $0.97 plus the product of (i) 0.0598 and (ii) the closing price of CDI’s common stock on The NASDAQ Stock Market on the day immediately prior to the date of the effective time exceeds the exercise price of each such Youbet stock option.

Fractional Shares

CDI will not issue fractional shares in the merger. Instead, each holder of shares of Youbet common stock who would otherwise be entitled to a fractional share of CDI common stock will be entitled to receive a cash payment, without interest, from the exchange agent in lieu of such fractional shares in an amount equal to the product of:

•

the per share value of one share of CDI common stock calculated as the average of the closing sale prices of CDI common stock over the five trading days immediately preceding the date on which the completion of the merger occurs; multiplied by

•	the fractional share interest to which such holder would otherwise be entitled.

Exchange of Youbet Stock Certificates for CDI Stock Certificates

CDI has retained American Stock Transfer & Trust Company, LLC, which we refer to as the exchange agent, as the exchange agent for the merger to handle the exchange of shares of Youbet common stock for the merger consideration, including the payment of cash for fractional shares.

Only those holders of Youbet common stock who properly surrender their Youbet stock certificates in accordance with the exchange agent’s instructions will receive:

•	a statement indicating book-entry ownership of CDI common stock or, if requested, a certificate representing CDI common stock;

•	the per share cash consideration;

•	cash in lieu of any fractional share of CDI common stock; and

•	dividends or other distributions, if any, on CDI common stock to which they are entitled under the terms of the merger agreement.

After the completion of the merger, each certificate representing shares of Youbet common stock that has not been surrendered will represent only the right to receive upon surrender of that certificate each of the items listed in the preceding sentence. Following the completion of the merger, Youbet will not register any transfers of Youbet common stock outstanding on its stock transfer books prior to the merger.

As soon as reasonably practicable after the completion of the merger, the exchange agent will mail to each holder of shares of Youbet common stock a letter of transmittal (which will specify that the delivery will be effected, and risk of loss and title with respect to certificates representing shares of Youbet common stock will pass, only upon actual delivery of such holder’s certificates representing shares of Youbet common stock) and instructions for surrendering the certificates representing shares of Youbet common stock or book-entry shares in exchange for the merger consideration. Upon surrender of certificates representing shares of Youbet common stock or book-entry shares, together with an executed letter of transmittal, to the exchange agent, the holder of those certificates or book-entry shares will be entitled to receive the merger consideration. The surrendered certificates representing Youbet common stock and the book-entry shares will be cancelled. If any Youbet stockholder’s certificates have been lost, stolen or destroyed, CDI may require the stockholder to provide a customary affidavit of loss in lieu of the actual certificates, and to deliver a bond in a reasonable amount as indemnity against any claim that may be made against the exchange agent, CDI or Merger Sub with respect to the certificates.

Distributions with Respect to Unexchanged Shares

Holders of Youbet common stock are not entitled to receive any dividends or other distributions on CDI common stock until the merger is completed and such holders surrender the certificates representing shares of Youbet common stock or book-entry shares pursuant to the terms of the merger agreement. After the merger is completed, holders of Youbet common stock certificates will be entitled to (i) all dividends and other distributions payable in respect of such shares of CDI common stock with a record date after the completion of the merger and a payment date on or prior to the date of such surrender and not previously paid, (ii) at the appropriate payment date, an amount equal to the dividends or other distributions payable with respect to such shares of CDI common stock with a record date on or after the date of the completion of the merger but with a payment date on or subsequent to such surrender and (iii) the amount of any cash payable with respect to a fractional share of CDI common stock to which the holder is entitled.

Termination of Exchange Fund

One year after the completion of the merger, CDI may require the exchange agent to deliver to CDI any cash remaining in the exchange fund. Thereafter, Youbet stockholders must look only to CDI for payment of the merger consideration on their shares of Youbet common stock, subject to applicable law. Any shares of CDI common stock or cash remaining unclaimed by holders of shares of Youbet common stock five years following the completion of the merger (or immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental authority) will, to the extent permitted by applicable law, become the property of CDI free and clear of any claims or interest of any person previously entitled to such shares of CDI common stock or cash.

No Liability

None of CDI, Youbet, Merger Sub, Merger LLC, the exchange agent or any other person will be liable to any holder of a certificate representing shares of Youbet common stock for any merger consideration delivered to a public official pursuant to any abandoned property, escheat or similar law.

Youbet Stockholder Appraisal Rights

Under Delaware law, Youbet stockholders of record who do not vote in favor of the merger will be entitled to seek appraisal rights and obtain payment in cash for the judicially determined fair value of their shares of Youbet common stock in connection with the merger, if the merger is completed. This value could be more than, less than or the same as the merger consideration for Youbet common stock. The relevant provisions of the DGCL are included as Annex C to this proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Youbet stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

Merely not voting for the merger will not preserve the right of Youbet stockholders to appraisal of their shares of Youbet common stock under Delaware law. Also, because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the Youbet special meeting adjournment proposal at the Youbet special meeting, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights. Youbet stockholders who wish to exercise their appraisal rights and hold shares in the name of a broker or other nominee must instruct their nominees to take the steps necessary to enable them to demand appraisal for their shares. See “The Merger—Youbet Stockholder Appraisal Rights” beginning on page 89 of this proxy statement/prospectus.

Conditions to Completion of the Merger

The obligations of CDI, Merger Sub and Youbet to effect the merger are subject to the fulfillment, or waiver by CDI, Merger Sub and Youbet, of the following conditions at or prior to the completion of the merger:

•	the approval of the merger agreement by the holders of a majority of the outstanding shares of Youbet common stock;

•

the absence of any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court or agency of competent jurisdiction located in the United States that prohibits the completion of the merger or the subsequent merger, and no law shall have been enacted, issued, enforced, entered, or promulgated that prohibits or makes illegal the completion of the merger or the subsequent merger;

•	the expiration or termination of any applicable waiting period under the HSR Act;

•

the absence of any pending material action by any governmental entity seeking to prohibit the completion of the merger or any other material transactions contemplated by the merger agreement that is reasonably likely to succeed; and

•

the effectiveness under the Securities Act of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and the absence of any stop order or proceedings initiated by the SEC for that purpose.

The obligations of CDI and Merger Sub to effect the merger are subject to the fulfillment, or waiver by CDI of the following conditions at or prior to completion of the merger:

•

(i) the representations and warranties of Youbet in the merger agreement regarding its capital structure and the absence of a “Company Material Adverse Effect” must be true and correct in all respects, except for any deviation in the capital structure representation and warranty which does not result in an increase of more than $320,000 in the aggregate amount payable to Youbet stockholders and optionholders in the merger, (ii) the representations and warranties of Youbet in the merger agreement concerning authority, state takeover statutes and certain charter provisions, required vote of Youbet stockholders and brokers must be true and correct in all material respects and (iii) all other representations and warranties of Youbet in the merger agreement must be true and correct, in each case, as of the date of the merger agreement and as of the date of the completion of the merger as though made on and as of such date (other than those representations or warranties that speak as of an earlier date, in which case, such representations or warranties must be true and correct in all respects or all material respects, as applicable, as of that date), except in the case of representations and warranties described in clause (iii) above, where all failures to be true and correct (without giving effect to any materiality or material adverse effect qualifications) have not had, or would not reasonably be expected to have, a “Company Material Adverse Effect” and the receipt of a certificate from an executive officer of Youbet to that effect;

•	Youbet having performed and complied in all material respects with its covenants in the merger agreement required to be performed on or prior to the effective time (except for any breaches of

Youbet’s covenants regarding the operations of its business prior to the effective time which were unintentional and which resulted in less than $250,000 in damages in the aggregate to CDI as a result thereof), and the receipt of a certificate from an executive officer of Youbet to that effect;

•

the absence of any event, occurrence, fact, condition, effect, change or development that, individually or in the aggregate, has had or would reasonably be likely to have a “Company Material Adverse Effect,” and the receipt of a certificate from an executive officer of Youbet to that effect; and

•

the receipt by CDI of an opinion from its counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and that Youbet and CDI will each be a party to that reorganization within the meaning of Section 368(a) of the Code, except that such opinions shall not be conditions to completion of the merger if the value of the per share stock consideration does not equal 40% or more of the value of the per share merger consideration, as determined based on the closing sale price of one share of CDI common stock as of the close of the last full trading day immediately prior to the effective time that CDI’s common stock has traded on NASDAQ.

The obligations of Youbet to effect the merger are subject to the fulfillment, or waiver by Youbet, of the following conditions at or prior to completion of the merger:

•

(i) the representations and warranties of CDI in the merger agreement regarding its capital structure and the absence of a “Parent Material Adverse Effect” must be true and correct in all respects, except for any deviation of up to 100,000 shares in the aggregate with respect to the capital structure representation and warranty, (ii) the representations and warranties of CDI in the merger agreement concerning authority and brokers must be true and correct in all material respects and (iii) all other representations and warranties of CDI, Merger Sub and Merger LLC in the merger agreement must be true and correct, in each case, as of the date of the merger agreement and as of the date of the completion of the merger as though made on and as of such date (other than those representations or warranties that speak as of an earlier date, in which case, such representations or warranties must be true and correct in all respects or all material respects, as applicable, as of that date), except in the case of representations and warranties described in clause (iii) above, where all failures to be true and correct (without giving effect to any materiality or material adverse effect qualifications) have not had, or would not reasonably be expected to have, a “Parent Material Adverse Effect” and the receipt of a certificate from an executive officer of CDI to that effect;

•

CDI having performed and complied in all material respects with its covenants in the merger agreement required to be performed on or prior to the effective time, and the receipt of a certificate from an executive officer of CDI to that effect;

•

the absence of any event, occurrence, fact, condition, effect, change or development that, individually or in the aggregate, has had or would reasonably be likely to have a “Parent Material Adverse Effect,” and the receipt of a certificate from an executive officer of CDI to that effect;

•

the receipt by Youbet of an opinion from its counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and that Youbet and CDI will each be a party to that reorganization within the meaning of Section 368(a) of the Code, except that such opinions shall not be conditions to completion of the merger if the value of the per share stock consideration does not equal 40% or more of the value of the per share merger consideration, as determined based on the closing sale price of one share of CDI common stock as of the close of the last full trading day immediately prior to the effective time that CDI’s common stock has traded on NASDAQ; and

•	the authorization for listing on NASDAQ of the shares of CDI common stock to be issued in the merger.

CDI, Youbet, Merger Sub or Merger LLC may elect to waive certain of the foregoing conditions in accordance with the terms of the merger agreement and applicable law. However, despite their ability to do so, none of CDI, Youbet or Merger Sub currently expects to do so. The conditions to completion of the merger relating to the approval of the merger agreement by Youbet stockholders, the prohibition or prevention of the merger by a governmental authority and the effectiveness under the Securities Act of the registration statement on Form S-4 may not be waived by any party to the merger agreement. If any condition to completion of the merger is waived, Youbet will evaluate the materiality of such waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is necessary under applicable law or the rules of NASDAQ. If Youbet determines that any such waiver is not significant enough to require resolicitation of proxies, it will have the discretion to complete the merger without seeking further stockholder approval. Neither CDI nor Youbet will waive the receipt of the opinion from its respective counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code as a condition to its obligation to complete the merger without the approval of Youbet stockholders.

Definition of Company Material Adverse Effect

“Company Material Adverse Effect,” when used in the merger agreement in reference to Youbet, means (i) any event, occurrence, fact, condition, effect, change or development that is materially adverse to the business, financial condition or results of operations of Youbet and its subsidiaries, taken as a whole or (ii) a decrease in Youbet’s EBITDA of 15% or more for the 2008 fiscal year or a decrease in Youbet’s EBITDA of 15% or more for the first nine months of the 2009 fiscal year, in either case due to any restatement of Youbet’s financial statements in response to the comment letter dated October 13, 2009 addressed to Youbet from the SEC with respect to Youbet’s Form 10-K for the year ended December 31, 2008 and Form 8-K furnished August 13, 2009, and any subsequent letters from the SEC addressed to Youbet relating to the subject matter thereof. However, for purposes of (i) above, none of the following events, occurrences, facts, conditions, effects, changes or developments will be deemed by themselves to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Company Material Adverse Effect:

•

any change generally affecting the economy, financial, credit or capital markets (including changes in interest rates or exchange rates) or political or economic conditions in the United States, except to the extent that Youbet and its subsidiaries are adversely affected in a disproportionate manner relative to other participants in the industries in which Youbet and its subsidiaries operate;

•

conditions (or changes therein) generally affecting the industries in which Youbet or its subsidiaries operate, except to the extent that Youbet and its subsidiaries are adversely affected in a disproportionate manner relative to other participants in the industries in which Youbet and its subsidiaries operate;

•

changes in applicable law or GAAP, except to the extent that Youbet and its subsidiaries are adversely affected in a disproportionate manner relative to other participants in the industries in which Youbet and its subsidiaries operate;

•	compliance by Youbet or its subsidiaries with the terms of the merger agreement;

•	any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated by the merger agreement, including the merger;

•

acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the merger agreement;

•	any hurricane, earthquake, flood, natural disaster, or other force majeure event; or

•

any failure by Youbet to meet analysts revenue or earnings projections, in and of itself, or the trading price of Youbet’s common stock or CDI’s common stock, as the case may be, in and of itself (although the events, occurrences, facts, conditions, effects, changes or developments underlying such change are not excluded to the extent they would otherwise constitute a Company Material Adverse Effect).

Notwithstanding any of the immediately preceding bullet points above, any changes in applicable federal law (including any regulations thereunder) in the United States that are first enacted after the date of the merger agreement and that materially restrict or prohibit on a national basis the operation of Youbet’s and its subsidiaries’ (taken as a whole) ADW business will be deemed to constitute a Company Material Adverse Effect (and, for purposes of clarity, any law under the UIGEA will not be considered as being first enacted after the date of the merger agreement for purposes of the definition of “Company Material Adverse Effect”).

Definition of Parent Material Adverse Effect

“Parent Material Adverse Effect,” when used in the merger agreement in reference to CDI, means any event, occurrence, fact, condition, effect, change or development that is materially adverse to the business, financial condition or results of operations of Youbet and its subsidiaries, taken as a whole. However, none of the following events, occurrences, facts, conditions, effects, changes or developments will be deemed by themselves to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect:

•

any change generally affecting the economy, financial, credit or capital markets (including changes in interest rates or exchange rates) or political or economic conditions in the United States, except to the extent that CDI and its subsidiaries are adversely affected in a disproportionate manner relative to other participants in the industries in which CDI and its subsidiaries operate;

•

conditions (or changes therein) generally affecting the industries in which CDI or its subsidiaries operate, except to the extent that CDI and its subsidiaries are adversely affected in a disproportionate manner relative to other participants in the industries in which CDI and its subsidiaries operate;

•

changes in applicable law or GAAP, except to the extent that CDI and its subsidiaries are adversely affected in a disproportionate manner relative to other participants in the industries in which CDI and its subsidiaries operate;

•	compliance by CDI or its subsidiaries with the terms of the merger agreement;

•	any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated by the merger agreement, including the merger;

•

acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the merger agreement;

•	any hurricane, earthquake, flood, natural disaster, or other force majeure event; or

•

any failure by CDI to meet analysts revenue or earnings projections, in and of itself, or the trading price of Youbet’s common stock or CDI’s common stock, as the case may be, in and of itself (although the events, occurrences, facts, conditions, effects, changes or developments underlying such change are not excluded to the extent they would otherwise constitute a Parent Material Adverse Effect).

Non-Solicitation of Alternative Transactions

The merger agreement provides that, except as described further below, Youbet and its subsidiaries may not and may not publicly announce any intention to, and will not authorize or knowingly permit their respective representatives to:

•	solicit, initiate or knowingly facilitate, induce or encourage the submission of, any alternative proposal;

•	enter into any letter of intent or agreement in principle or any agreement providing for, relating to or in connection with, any alternative proposal;

•	approve, endorse or recommend any alternative proposal; or

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any third party any information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes any alternative proposal.

Youbet is also required to promptly (and in any event within one business day) notify CDI if it receives any alternative proposal, any request for nonpublic information or inquiry relating in any way to, or that would reasonably be expected to lead to an alternative proposal, including in each case the material terms and conditions of the alternative proposal, request or inquiry, and the identity of the person making any such alternative proposal, request or inquiry. Youbet is also required to promptly provide CDI with all information as is reasonably necessary to keep CDI reasonably informed of all material oral or written communications regarding, and the status and changes to the economic or other material terms of, any such alternative proposal, request or inquiry.

Youbet may, however, before the Youbet stockholders’ approval of the proposal to adopt the merger agreement, in response to an unsolicited, bona fide alternative proposal which its board of directors determines, in good faith (after consultation with its outside counsel and a financial advisor), would or would reasonably be expected to result in a superior proposal (i) furnish nonpublic information to the third party making such alternative proposal and (ii) engage in discussions or negotiations with such third party with respect to the alternative proposal, if, and only if, prior to so furnishing such information or engaging in discussions or negotiations, it receives from such third party an executed confidentiality agreement with confidentiality provisions not materially less favorable to it than the confidentiality agreement entered into by CDI and Youbet.

Youbet has also agreed to terminate any discussions or negotiations relating to an alternative proposal that occurred prior to the date of the merger agreement. It has further agreed to not terminate, materially amend, modify or waive any confidentiality agreement relating to an alternative proposal or standstill agreement to which Youbet or any of its subsidiaries is a party and to use commercially reasonable efforts to enforce any existing confidentiality agreements or standstill agreements with third parties, unless the Youbet board of directors determines in good faith, after consultation with Youbet’s outside counsel, that such action or inaction would violate the Youbet directors’ fiduciary duties to Youbet stockholders.

An “alternative proposal” means any offer or proposal by a third party, other than the merger, involving any of the following:

•

any acquisition or purchase from Youbet by any third party of more than a 15% interest in the total outstanding voting securities of Youbet or any of its subsidiaries or any tender or exchange offer that if consummated would result in any third party beneficially owning 15% or more of the total outstanding voting securities of Youbet or any of its subsidiaries;

•

any merger, consolidation, business combination or similar transaction involving Youbet pursuant to which Youbet’s stockholders immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•	any sale, lease exchange, transfer, license, acquisition or disposition of more than 15% of the assets of Youbet or any of its subsidiaries; or

•	any liquidation, dissolution, recapitalization or other significant corporate reorganization of Youbet.

A “superior proposal” means a bona fide written proposal made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, in excess of 50% of all of the assets of Youbet and its subsidiaries, taken as a whole, or in excess of 50% of the outstanding voting securities of Youbet and as a result of which the Youbet stockholders immediately preceding such transaction would cease to hold at least 50% of the equity interests in the surviving or resulting entity of such transaction, on terms that in the reasonable good faith judgment of the Youbet board of directors, after consultation with its outside financial advisors, are more favorable to Youbet’s stockholders from a financial point of view than the transactions contemplated by the merger agreement, and which transaction is reasonably likely to be completed on a timely basis after taking into account all the terms and conditions of such proposal and the merger agreement (including any proposal by either party to amend the terms of the merger agreement).

Special Meeting of Youbet Stockholders; Board Recommendation of Youbet Board of Directors

Youbet is required to hold a meeting of its stockholders to consider the approval of the proposal to adopt the merger agreement. Youbet has agreed to use reasonable best efforts to solicit the approval and the proposal to adopt the merger agreement, and its board of directors has agreed to recommend that Youbet’s stockholders approve the proposal to adopt the merger agreement, unless, in each case, it has made a change of recommendation as described below.

The merger agreement provides that, at any time prior to, but not after, the Youbet stockholders’ approval of the proposal to adopt the merger agreement, Youbet’s board of directors may change its recommendation that Youbet’s stockholders approve the proposal to adopt the merger agreement if:

•

Youbet provides CDI with written notice at least three business days prior to making a change of recommendation that it has received a superior proposal and specifying the material terms and conditions of such superior proposal (including the per share value of the consideration offered by the superior proposal and the identity of the person making such proposal), which notice period would be extended by three business days to the extent any material revisions are made to such superior proposal;

•	following Youbet’s compliance with the advance notice period described above, such proposal continues to constitute a superior proposal; and

•

prior to terminating the merger agreement, to the extent requested by CDI, Youbet engages in good faith negotiations with CDI to amend the merger agreement in such a manner that the transaction contemplated by the definitive agreement with respect to the superior proposal ceases to constitute a superior proposal.

The merger agreement also provides that the Youbet board of directors may make a change of recommendation other than in circumstances involving or relating to a superior proposal, but only in response to an intervening event and provided that Youbet and its subsidiaries have complied in all material respects with the provisions of the merger agreement relating to non-solicitation of alternative transactions, if the Youbet board of directors determines in good faith (after consultation with its outside legal counsel) that, in light of such intervening event, failure to take such action would reasonably be expected to constitute a breach of the Youbet directors’ fiduciary obligations to the Youbet stockholders under applicable law. Prior to making any change of recommendation in response to an intervening event, Youbet must also engage in good faith negotiations with CDI to amend the merger agreement in such a manner that, in light of the intervening event, failure to make a change of recommendation would no longer constitute a breach of the Youbet directors’ fiduciary obligations to Youbet’s stockholders under applicable law.

An “intervening event” means, with respect to CDI or Youbet, as applicable, a material event, occurrence, fact, condition, effect, change or development that was not known or reasonably foreseeable to the Youbet board of directors on the date of the merger agreement, which event, occurrence, fact, condition, effect, change or development becomes known to the Youbet board of directors before receipt of the approval of the merger agreement by Youbet’s stockholders. However, none of the following constitutes an “intervening event” for purposes of the merger agreement: (i) any action taken by either party pursuant to and in compliance with the terms of the merger agreement, (ii) the receipt, existence of or terms of an alternative proposal or a superior proposal or any inquiry relating thereto or the consequences thereof and (iii) any event, occurrence, fact, condition, effect, change or development that has an adverse effect on the business, financial condition or results of operations of CDI or any of its subsidiaries, unless such event, occurrence, fact, condition, effect, change or development has had or would reasonably be expected to have a Parent Material Adverse Effect.

Under the terms of the merger agreement, CDI has the option, exercisable within five business days after a change of recommendation by the Youbet board of directors, to cause the Youbet board of directors to submit the merger agreement to the Youbet stockholders for the purpose of approving and adopting the merger agreement. If CDI exercises this option, it is not entitled to terminate the merger agreement under certain circumstances and will not be entitled to the payment by Youbet of a termination fee or reimbursement of termination expenses. See “—Termination of the Merger Agreement” beginning on page 110 of this proxy statement/prospectus.

Nothing in the merger agreement prohibits Youbet or its board of directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or from publicly disclosing the existence of an alternative proposal to the extent the Youbet board of directors determines in good faith (after consultation with its outside counsel) that the failure to make such disclosure would reasonably be expected to constitute a breach of its fiduciary duties under applicable law.

Youbet’s board of directors may not recommend any acquisition proposal (other than the merger agreement and the transactions contemplated by the merger agreement), except as specifically contemplated by, and in accordance with the restrictions and obligations described above under “—Non-Solicitation of Alternative Transactions” beginning on page 100 of this proxy statement/prospectus.

Efforts to Complete the Merger

Reasonable Best Efforts. Except with respect to filings under the HSR Act and matters involving antitrust laws which are described below under “—Antitrust Approvals” below, CDI and Youbet have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the transactions contemplated by the merger agreement.

Antitrust Approvals. CDI and Youbet have agreed to use their best efforts to obtain prompt termination of the waiting period under the HSR Act. If any objections are asserted by any governmental entity with respect to the merger or if any litigation or proceedings are instituted by a governmental entity challenging the merger under applicable antitrust laws, or if any order is issued enjoining the merger under applicable antitrust laws, CDI has agreed to use its best efforts to resolve the objections, litigation or proceedings, or to have the order vacated in order to enable the merger agreement to close by May 11, 2010 (or February 11, 2011 if extended as described below under “—Termination of the Merger Agreement”) and Youbet has agreed to use its best efforts to assist in those efforts.

CDI is not obligated to agree to take any action or accept any condition or requirement with respect to CDI or Youbet, and Youbet is not permitted to agree to that action without CDI’s consent, if that action or requirement would reasonably be expected to:

•	require CDI or Youbet to sell, license, transfer, assign, lease, dispose of or hold separate any material businesses or assets;

•	result in any material limitations on CDI or Youbet to own, retain, conduct or operate all or a material portion of their respective businesses or assets; or

•	require CDI or Youbet to grant any material right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party.

CDI is entitled under the merger agreement, after reasonable consultation with Youbet as to strategy, to lead all proceedings and coordinate all activities with respect to seeking any actions, consents, approvals or waivers of any governmental entity, and Youbet is obligated to take actions reasonably requested by CDI in connection with such efforts, as long as the actions would not bind Youbet irrespective of the completion of the merger.

Conduct of Business Pending the Merger

Restrictions on Youbet’s Interim Operations

Youbet has agreed that, prior to the completion of the merger, it will, and will cause each of its subsidiaries to, conduct, in all material respects, its business in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to:

•	preserve its current business organization;

•	keep available the services of its current officers and employees; and

•

preserve its relationships with customers, suppliers and others having business dealings with it, in each case to the end that its goodwill and ongoing business will be materially unimpaired at the effective time.

Youbet has further agreed to not take certain actions prior to the completion of the merger unless the actions are contemplated by the merger agreement, reasonably contemplated to comply with Youbet’s or the Youbet board of directors’ fiduciary obligations with respect to the restriction on solicitation by Youbet, required by certain contracts of Youbet in place on the date of the merger agreement or consented to by CDI (which consent will not be unreasonably withheld, conditioned or delayed by CDI). In particular, subject to the above exceptions, Youbet may not, and may not permit any of its subsidiaries to:

•

declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such other than dividends or distributions from wholly owned subsidiaries of Youbet to Youbet or other wholly owned subsidiaries of Youbet, subject to certain exceptions;

•

split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, subject to certain exceptions;

•

purchase, redeem or otherwise acquire, or modify or amend, any shares of capital stock of Youbet or any of its subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities, subject to certain exceptions;

•	redeem the rights issued under Youbet’s stockholder rights agreement or amend or terminate Youbet’s stockholder rights agreement prior to the effective time, subject to certain exceptions;

•

except for transactions among Youbet and its wholly owned subsidiaries or among Youbet’s wholly owned subsidiaries, authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber or agree or commit to issue, deliver, sell, pledge, dispose of, grant, transfer or encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options of any kind to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than the issuance of shares of Youbet common stock (and the associated stockholder rights in accordance with Youbet’s stockholder rights agreement) upon the exercise of Youbet stock options outstanding on the date of the merger agreement, in each case, in accordance with their terms;

•

except for transactions among Youbet and its wholly owned subsidiaries or among Youbet’s wholly owned subsidiaries, enter into any amendment of any term of any of its outstanding securities or accelerate the vesting of any options, warrants or other rights of any kind to acquire any shares of capital stock to the extent that such acceleration of vesting does not occur automatically under the terms of any such interests or plans governing such interests;

•	amend or publicly propose to amend its certificate of incorporation or bylaws or other comparable organizational documents;

•

acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than assets acquired in the ordinary course of business consistent with past practice and not material to Youbet and its subsidiaries, taken as a whole;

•

sell, transfer, lease, license (as licensor of intellectual property rights of Youbet), mortgage, pledge, encumber or otherwise dispose of any of its properties or assets, other than sales, leases, licenses or disposals of products or services in the ordinary course of business consistent with past practice and not material to Youbet and its subsidiaries, taken as a whole;

•

incur, assume or modify any indebtedness for borrowed money, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise), any such indebtedness for borrowed money of another person or make any loans, advances or capital contributions to, or other investments in, any other person, other than (i) indebtedness, obligations, loans, advances, capital contributions and investments between Youbet and any of its wholly owned subsidiaries or between Youbet’s wholly owned subsidiaries, (ii) letters of credit required under applicable law to be issued in connection with Youbet’s advance deposit wagering business or otherwise not exceeding $100,000 in the aggregate, (iii) indebtedness incurred under Youbet’s revolving credit facility or other indebtedness incurred in the ordinary course not to exceed $100,000 in the aggregate (excluding any drawn letters of credit), (iv) refinancings of indebtedness outstanding on the date of the merger agreement (so long as the outstanding principal amount is not materially increased) and (v) indemnification advances to Youbet’s directors and officers pursuant to applicable law or Youbet’s organizational documents;

•	issue or sell any debt securities or warrants or other rights to acquire any debt securities of Youbet or any of its subsidiaries;

•	enter into any “keep well” or other agreement to maintain any financial statement condition of another person other than any of the wholly owned subsidiaries of Youbet;

•	alter (including through merger, liquidation, dissolution, reorganization, restructuring or recapitalization) the corporate structure or ownership of Youbet or any of its subsidiaries;

•

enter into, adopt or amend (i) any Youbet employee benefit plans for the purpose of increasing benefits to Youbet’s or its subsidiaries’ employees, where as a result of such amendment or adoption, as applicable, the cost to Youbet of providing such increased benefits will exceed $250,000 in the aggregate during the twelve months immediately following such amendment or adoption or (ii) any Youbet employment or consulting contracts other than in the ordinary course of business, except, in each case, as required by applicable law or the terms of the merger agreement;

•

increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of Youbet or any of its subsidiaries who are not officers of Youbet or any of its subsidiaries) or grant any severance or termination pay to, or enter into or amend any employment or severance contract with, any current or former director or officer of Youbet or any of its subsidiaries other than as required by law, certain contracts to which Youbet is a party or certain employee benefit plans of Youbet in existence on the date of the merger agreement;

•

establish, adopt, enter into or, except as may be required to comply with applicable law, amend or take action to enhance or accelerate any rights or benefits under, any labor, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, certain contracts to which Youbet is a party, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee (without prohibiting Youbet or its subsidiaries from paying and/or accruing bonuses to, or with respect to, their respective employees in the ordinary course of business);

•

knowingly violate or knowingly fail to perform in any material respect any obligation or duty imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

•

make or adopt any change to its accounting methods, practices or policies (other than actions required to be taken by GAAP or under applicable law as communicated to Youbet by its independent auditors);

•

except as required by applicable law, prepare or file any tax return in a manner that is materially inconsistent with past practice or, on any such tax return, take any position, make or change any election or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

•

enter into, materially amend, cancel, terminate, extend or request any material change in, or agree to any material change in, certain material contracts to which Youbet is a party, other than in the ordinary course of business consistent with past practice;

•	from January 1, 2010 through December 31, 2010, authorize, or enter into any commitment for, capital expenditures exceeding $2,650,000 in the aggregate;

•

waive, release or assign any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent documents filed by Youbet under the Securities Act or the Exchange Act prior to the date of the merger agreement, or incurred in the ordinary course of business consistent with past practice;

•	initiate any material litigation or arbitration proceeding or settle or compromise any material litigation or arbitration proceeding;

•

enter into any agreement or arrangement that would be required to be reported by Youbet pursuant to Item 404 of Regulation S-K promulgated by the SEC (other than compensation arrangements with Youbet’s and its subsidiaries’ employees, officers and directors or other agreements or arrangements in the ordinary course of business consistent with past practice);

•

enter into any material line of business (i) in the United States other than the line of business in the United States in which Youbet and its subsidiaries is currently engaged or (ii) any line of business outside of the United States other than the line of business outside of the United States in which Youbet and its subsidiaries is currently engaged, in each case as of the date of the merger agreement;

•

distribute products or services (i) in the United States other than the products and services that Youbet and its subsidiaries are currently distributing in the United States or (ii) to any country outside the United States other than the products and services that Youbet and its subsidiaries are currently distributing outside the United States, in each case as of the date of the merger agreement; or

•	authorize, recommend, publicly propose or announce an intention to do any of the above or enter into any contract to do any of the above.

Restrictions on CDI’s Interim Operations

CDI has agreed to not take certain actions prior to the completion of the merger unless the actions are contemplated by the merger agreement, required by certain contracts of CDI in place on the date of the merger agreement or consented to by Youbet (which consent will not be unreasonably withheld, conditioned or delayed by Youbet). In particular, subject to the above exceptions, CDI may not, and may not permit any of its subsidiaries to:

•

declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such, other than annual aggregate cash dividends by CDI to its shareholders with respect to CDI’s common stock of up to $0.50 per share or dividends or distributions paid or made by any wholly owned subsidiary of CDI;

•

split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except with respect to any transaction by a wholly owned subsidiary of CDI which remains a wholly owned subsidiary of CDI after consummation of such transaction;

•

purchase, redeem or otherwise acquire, or modify or amend, any shares of capital stock of CDI or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities, other than in the ordinary course of business consistent with past practice in connection with any net share settlement or tax withholding pursuant to certain employee benefit plans of CDI or repurchases, redemptions or other acquisitions of the capital stock of CDI or any of its subsidiaries pursuant to any plans, arrangements or contracts between CDI or any of its subsidiaries existing on the date of the merger agreement in an amount not to exceed 5% of the fully diluted number of shares of CDI capital stock outstanding after giving effect to the merger;

•

redeem the rights issued under CDI’s shareholders rights agreement or amend or CDI’s shareholders rights agreement prior to the effective time other than as required to do so by a court of competent jurisdiction, as required to comply with the CDI board of directors’ fiduciary obligations or in response to a shareholder proposal or in response to a request or recommendation from an institutional shareholder or institutional shareholder service if, in each case, such action would not adversely affect the completion of the merger, in any material respect, or affect the holders of Youbet common stock whose shares are converted into CDI common stock at the effective time in a manner different, in any material respect, than holders of CDI common stock prior to the effective time;

•

amend, modify or waive any material provision of CDI’s shareholders agreement in a manner that would adversely affect the completion of the merger or affect the holders of Youbet’s common stock whose shares are converted into CDI common stock at the effective time in a manner different than holders of CDI’s common stock prior to the effective time;

•

except for transactions among CDI and its wholly owned subsidiaries or among the CDI’s wholly owned subsidiaries, authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber or agree or commit to issue, deliver, sell, pledge, dispose of, grant, transfer or encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options of any kind to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than (i) the issuance of shares of CDI common stock upon the exercise of options to purchase CDI stock options or the issuance of shares of CDI common stock in settlement of, or upon exercise or conversion of, any other equity-based compensation award of CDI under certain employee benefit plans of CDI, (ii) the issuance of any securities of CDI pursuant to certain employee benefit plans of CDI, (iii) the issuance of shares of CDI common stock or other securities of CDI in connection with bona fide acquisitions, mergers, strategic partnership transactions or similar transactions not prohibited by certain provisions of the merger agreement or (iv) the issuance of shares of CDI common stock or other securities of CDI in connection with CDI’s general capital raising efforts;

•	except for transactions among CDI and its wholly owned subsidiaries or among the CDI’s wholly owned subsidiaries, enter into any amendment of any material term of any of its outstanding securities;

•

amend its articles of incorporation or bylaws in a manner that would adversely affect the completion of the merger or affect the holders of Youbet common stock whose shares are converted into CDI common stock at the effective time in a manner different than holders of CDI common stock prior to the effective time;

•

acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any totalizator business or any advance deposit wagering business; or

•	authorize, recommend, publicly propose or announce an intention to do any of the foregoing or enter into any contract to do any of the above.

Employee Matters

Under the merger agreement, CDI has agreed:

•	unless CDI amends or terminates any Youbet employee benefit plan, to cause the surviving company of the merger to honor all Youbet employee benefit plans in accordance with their respective terms; and

•

to cause each CDI employee benefit plan covering employees of Youbet to recognize prior service of such employees with Youbet as service with CDI (i) for purposes of any waiting period, eligibility requirements, vesting, and determination of benefits under any CDI employee benefit plan that is not a pension plan and (ii) for purposes of eligibility (including eligibility for early retirement benefits) and vesting (but not benefit accrual) under any CDI employee benefit plan that is a pension plan.

Youbet has also agreed under the merger agreement, prior to the completion of the merger, to adopt resolutions providing that no additional contributions will be made to the Youbet.com, Inc. 401(k) Retirement Savings Plan or the United Tote Company, Inc. 401(k) Plan on and after the date of completion of the merger and that such plans will be terminated effective as of the business day immediately prior to the date of completion of the merger (but contingent on completion of the merger).

Management and Board of Directors of CDI After the Merger

CDI has agreed to take all actions as may be necessary to cause its board of directors upon the completion of the merger to be comprised of 14 members, consisting of the 13 current CDI directors and the Youbet designee. Prior to the appointment of the Youbet designee to the CDI board of directors, the Youbet designee must have satisfied all suitability requirements to serve on the CDI board of directors as required by applicable law. CDI has also agreed to appoint the Youbet designee to CDI’s Executive Committee and Strategic Planning Committee upon the completion of the merger, to nominate the Youbet designee at the first annual meeting of CDI shareholders, and to use reasonable best efforts to cause the Youbet designee to be reelected to the CDI board of directors for a term expiring at the third annual meeting of CDI shareholders after the effective time.

No change to the executive officers of CDI is expected to occur immediately following the completion of the merger.

Other Covenants and Agreements

CDI and Youbet have agreed to take certain additional actions pursuant to the merger agreement. In particular, CDI and Youbet have agreed to:

•

take certain actions under federal and state securities laws necessary to complete the transactions contemplated by the merger agreement, including the filing by Youbet of this proxy statement/prospectus and the filing by CDI of a registration statement on Form S-4 with the SEC, of which this proxy statement/prospectus is a part, and the taking of all action by Youbet as is necessary to resolve in all material respects the matters set forth in a comment letter received by Youbet from the SEC with respect to Youbet’s Form 10-K for the year ended December 31, 2008 and Form 8-K furnished August 13, 2009;

•

upon reasonable notice, afford the other party and its representatives reasonable access during normal business hours throughout the period following the date of the merger agreement and the date of completion of the merger to all of its employees, customers, properties, books, contracts, commitments and records and to furnish promptly to the other party a copy of each report, schedule, registration statement or other document filed by such party during the period pursuant to the requirements of the securities laws and all other information concerning such party’s business, properties and personnel as the other party may reasonably request, but only to the extent that such access would not unreasonably disrupt the operations of the party granting such access, cause a violation of an agreement to which such party granting access is a party or would cause a risk of a loss of privilege to the disclosing party or any of their subsidiaries or would constitute a violation of any applicable law;

•	cause the shares of CDI common stock to be issued in the merger to be approved for listing on NASDAQ;

•

not issue any press release or any written public statements with respect to the transactions contemplated by the merger agreement without prior consultation of the other party, except as may be required by applicable law, by obligations of any listing agreement with NASDAQ or with respect to any change of recommendation by the Youbet board of directors;

•

use their reasonable best efforts to grant such approvals and take such actions as are necessary to complete the transactions contemplated by the merger agreement as promptly as practicable on the terms contemplated by the merger agreement if any takeover statute becomes applicable;

•

use their reasonable best efforts to provide prompt notice to the other party of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which it is aware and which would be reasonably likely to cause any representation or warranty of the notifying party to be untrue or inaccurate at the effective time or would be reasonably likely to cause any covenant, condition or agreement of the notifying party not to be complied with or satisfied, (ii) any failure of the notifying party to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or (iii) any change, event or effect which would be reasonably likely to, individually or in the aggregate, have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, on the notifying party.

•	not take any action that would prevent the merger and subsequent merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

take all steps required to cause dispositions of Youbet common stock or acquisitions of CDI common stock resulting from the transactions contemplated by the merger agreement by each individual subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 of the Exchange Act;

•

with respect to Youbet, promptly advise CDI of any action commenced after the date of the merger agreement against Youbet or any of its directors by any stockholder of Youbet relating to the merger agreement, the merger and the transactions contemplated by the merger agreement and to keep CDI reasonably informed regarding any such litigation; and

•

with respect to CDI, effective at or prior to the effective time, reserve, for the purposes of effecting the conversion of the issued and outstanding shares of Youbet common stock, sufficient shares of CDI common stock to provide for such conversion.

Subject to applicable law, CDI has also agreed that for six years after completion of the merger, it will or will cause its subsidiary surviving the merger to:

•

honor all obligations of Youbet for indemnification and advance payment of expenses in favor of past and present officers and directors of Youbet under Youbet’s certificate of incorporation or by-laws or under indemnification agreements in effect on the date of the merger agreement with Youbet’s past and present directors and officers;

•

for a period of six years following the effective time, cause the certificate of incorporation, certificate of formation and bylaws and operating agreement, as applicable, of the surviving corporation of the merger and the surviving limited liability company of the subsequent merger and their respective subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable, in the aggregate, as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws of Youbet and its subsidiaries immediately prior to the effective time; and

•

for a period of six years following the effective time, provide officers’ and directors’ liability insurance and indemnification at least as favorable as Youbet’s existing insurance so long as the annual premium for the insurance does not exceed 300% of the last annual premium that Youbet paid prior to the date of the merger agreement. If the annual premium of Youbet’s existing insurance policy exceeds the 300% limitation, CDI will maintain policies of insurance providing the maximum amount of coverage available with an annual premium equal to 300% of Youbet’s current annual premium.

Termination of the Merger Agreement

General

The merger agreement may be terminated at any time prior to the completion of the merger by the mutual written consent of CDI and Youbet. Also, either CDI or Youbet may terminate the merger agreement at any time prior to the completion of the merger if:

•

the merger is not completed on or before the May 11, 2010, unless the party seeking to terminate the merger agreement has materially breached any representation, warranty or covenant in the merger agreement and such breach has been a principal cause of the failure of the merger to be completed on or before such date (which date will be automatically extended until February 11, 2011 if all of the conditions to completion of the merger have been satisfied on or prior to the date that is six months after the date of the merger agreement other than those conditions relating to antitrust matters);

•

a governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger that has become final and nonappealable, except that this right of termination is not available to any party whose material breach of a representation, warranty or covenant in the merger agreement has been the principal cause of such action; or

•	the Youbet special meeting or any adjournment or postponement thereof concludes without the approval of the proposal to adopt the merger agreement by Youbet’s stockholders.

Youbet may terminate the merger agreement at any time prior to the approval of the proposal to adopt the merger agreement by Youbet’s stockholders in light of a superior proposal if:

•

Youbet’s board of directors authorizes Youbet to enter into a definitive agreement concerning a transaction that constitutes a superior proposal and Youbet enters into such definitive agreement concurrently with such termination;

•

Youbet has complied in all material respects with, and the superior proposal did not otherwise result from a breach of, the section of the merger agreement imposing restrictions on the solicitation of alternative proposals, including its obligation to notify CDI of the superior proposal, see “—Non-Solicitation of Alternative Transactions” beginning on page 100 of this proxy statement/prospectus;

•

the superior proposal has not been withdrawn and continues to constitute a superior proposal at the conclusion of a three business day period that begins with notification to CDI of the superior proposal, subject to any extensions as contemplated by the merger agreement, and to the extent requested by CDI, Youbet engages in good faith negotiations with CDI to amend the merger agreement in such a manner that the transaction contemplated by the definitive agreement with respect to the superior proposal ceases to constitute a superior proposal; and

•

Youbet pays all fees and expenses required to be paid under the merger agreement as a result of such termination. See “—Youbet Termination Fee and Expenses” beginning on page 112 of this proxy statement/prospectus.

In addition, Youbet may terminate the merger agreement at any time prior to the completion of the merger if:

•	there is any continuing inaccuracy in the representations of CDI, Merger Sub or Merger LLC or CDI or Merger Sub are then failing to perform any of their covenants or other agreements set forth in the merger agreement, such that the conditions to Youbet’s obligation to complete the merger, see “—Conditions to Completion of the Merger” beginning on page 97 of this proxy statement/prospectus, would not be satisfied as of the time of such termination and such breach or condition is not curable or, if curable is not cured within 30 days after written notice is given by Youbet to CDI stating its intention to terminate the merger agreement and the basis for such determination; or

•

there has been a Parent Material Adverse Effect that is not curable or, if curable, is not cured within 30 days after written notice is given by Youbet to CDI stating its intention to terminate the merger agreement and the basis for such termination.

CDI may terminate the merger agreement at any time prior to the completion of the merger if:

•

there is any continuing inaccuracy in the representations of Youbet or Youbet is then failing to perform any of their covenants or other agreements set forth in the merger agreement, such that the conditions to CDI’s obligation to complete the merger, see “—Conditions to Completion of the Merger” beginning on page 97 of this proxy statement/prospectus, would not be satisfied as of the time of such termination and such breach or condition is not curable or, if curable is not cured within 30 days after written notice if given by CDI to Youbet stating its intention to terminate the merger agreement and the basis for such determination;

•

the Youbet board of directors or any committee thereof (i) subject to certain restrictions on CDI’s ability to terminate the merger agreement, shall not have recommended, or the Youbet board of directors or a committee thereof shall have resolved not to recommend approval and the proposal to adopt the merger agreement, shall have made a change in recommendation or shall have failed to include its recommendation of the approval and the proposal to adopt the merger agreement by Youbet’s stockholders in the proxy statement relating to the Youbet special meeting of stockholders, (ii) in response to a publicly announced or publicly disclosed alternative proposal from a third party, shall not have publicly reconfirmed its recommendation in favor of the adoption and approval of the merger agreement within five business days after CDI requests in writing that such recommendation be publicly reconfirmed (subject to certain limitations on the number of such requests that CDI may make), or (iii) subject to certain restrictions on CDI’s ability to terminate the merger agreement, shall have resolved or publicly proposed to do any of the foregoing;

•

Youbet has breached in any material respect its obligations under the section of the merger agreement imposing restrictions on the solicitation of alternative proposals, including its obligation to notify CDI of the superior proposal, see “—Non-Solicitation of Alternative Transactions” beginning on page 100 of this proxy statement/prospectus (except for any inadvertent or unintentional breaches that have no impact on CDI’s ability to complete the merger on the terms set forth in the merger agreement);

•

within 10 business days after a tender or exchange offer relating to securities of Youbet involving a person or group unaffiliated with CDI has first been published or announced, Youbet shall not have published, sent or given to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act a statement disclosing that the Youbet board of directors recommends rejection of such tender or exchange offer (including by taking no position with respect to such tender offer or exchange offer);

•

the Youbet board of directors or any committee thereof shall have recommended to its stockholders or approved any alternative proposal or any definitive agreement with respect to an alternative proposal or shall have resolved to do so; or

•

there has been a Company Material Adverse Effect that is not curable or, if curable, is not cured within 30 days after written notice is given by CDI to Youbet stating its intention to terminate the merger agreement and the basis for such termination.

Youbet Termination Fee and Expenses

Youbet would be required to pay CDI a termination fee of approximately $4.3 million within three business days of the termination of the merger agreement and reimburse CDI’s transaction expenses up to $500,000 within three business days of receipt of documentation supporting such expenses if:

•

CDI terminates the merger agreement following a failure of the Youbet board of directors to recommend approval of the proposal to adopt the merger agreement to the Youbet stockholders, a change in recommendation by the Youbet board of directors or the failure of the Youbet board of directors to reconfirm its prior recommendation;

•

Youbet has breached in any material respect its obligations under the section of the merger agreement imposing restrictions on the solicitation of alternative proposals, including its obligation to notify CDI of the superior proposal, see “—Non-Solicitation of Alternative Transactions” beginning on page 100 of this proxy statement/prospectus (except for any inadvertent or unintentional breaches that have no impact on CDI’s ability to complete the merger on the terms set forth in the merger agreement);

•

within 10 business days after a tender or exchange offer relating to securities of Youbet involving a person or group unaffiliated with CDI has first been published or announced, Youbet shall not have published, sent or given to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act a statement disclosing that the Youbet board of directors recommends rejection of such tender or exchange offer (including by taking no position with respect to such tender offer or exchange offer); or

•	the Youbet board of directors recommends or approves an alternative proposal.

Youbet would be required to pay CDI a termination fee of approximately $4.3 million concurrently with termination of the merger agreement and reimburse CDI’s transaction expenses up to $500,000 within three business days of receipt of documentation supporting such expenses if the merger agreement is terminated by Youbet after Youbet enters into a definitive agreement for a superior proposal.

If, prior to the approval of the merger agreement by the Youbet stockholders an alternative proposal shall have been made to Youbet or shall have been made directly to Youbet’s stockholders or otherwise become publicly known or any person shall have announced an intention to make an alternative proposal and the merger agreement is terminated by CDI or Youbet for failure to obtain the approval of the proposal to adopt the merger agreement by the Youbet stockholders or by CDI due to an inaccuracy or breach of Youbet’s representations or warranties or failure by Youbet to perform its covenants or agreements that is not capable of being cured within 30 days, then Youbet would be required to reimburse CDI’s transaction expenses up to $500,000 within three business days of receipt of documentation supporting such expenses. If concurrently with or within twelve months of such termination, Youbet enters into a definitive agreement with respect to or consummates such an acquisition proposal, then Youbet would be required to pay CDI a termination fee of approximately $4.3 million within three business days following the entry into such definitive agreement or consummation of such alternative proposal.

CDI Termination Fee

A “non-clearance” termination fee of $5,000,000 will be paid by CDI to Youbet on the first business day following termination if CDI or Youbet terminates the merger agreement due to the failure of the merger to be completed by the merger is not completed on or before May 11, 2010, subject to an extension of such deadline pursuant to the terms of the merger agreement, or due to the issuance of a final non-appealable order prohibiting the merger under antitrust laws, and at the time of termination the following conditions are satisfied:

•

the closing conditions are satisfied or waived (other than the antitrust conditions, the delivery of certificates and opinions which in light of the facts at the time of termination and any waiver of the condition relating to the compliance by CDI with its covenants described under “—Conditions to the Completion of the Merger” and “—Termination of the Merger Agreement”) would be capable of being delivered but are to be delivered on the closing date and any conditions the failure of which is principally caused by a material breach by CDI of the merger agreement or the facts underlying that breach), or in the case of termination due to an antitrust order prohibiting the merger, are reasonably likely to be satisfied by the outside date; and

•

neither CDI nor Youbet has the right to terminate the merger agreement due to the issuance of an order prohibiting the merger relating to matters other than antitrust laws (regardless of whether such order has become final and non-appealable at the time of termination and so long as such order was not principally caused by a material breach by CDI of the merger agreement or the facts underlying that breach).

In addition to the payment by CDI to Youbet of the “non-clearance” termination fee, upon any such termination, CDI would also agree to use commercially reasonable efforts to secure for Youbet a content license agreement for all advance deposit wagering rights controlled by CDI and/or TrackNet Media Group, LLC.

Effect of Termination

If the merger agreement is terminated as described above, the merger agreement will terminate (except for provisions relating to confidentiality, payment of termination fees and expenses and certain other miscellaneous provisions), and neither CDI nor Youbet will be liable to the other except for liability arising out of a willful breach of a representation or warranty contained in the merger agreement or the breach of any covenant contained in the merger agreement, or as provided for in the confidentiality agreement between CDI and Youbet.

Representations and Warranties

The merger agreement contains customary representations and warranties of Youbet and certain representations and warranties of CDI, Merger Sub and Merger LLC relating to their respective businesses. These representations and warranties have been made solely for the benefit of the other party or parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•

are qualified in their entirety by the information disclosed by the applicable party in documents filed with the SEC since January 1, 2007 and prior to the date of the merger agreement, excluding any risk factor disclosure, disclosure of risks in any “forward-looking statements” disclaimer and any other statements that are similarly predictive or forward-looking in nature;

•	have been further qualified by information contained in disclosure schedules that the parties exchanged in connection with the execution of the merger agreement;

•	will not survive completion of the merger or the termination of the merger agreement;

•	are in certain cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	are in certain cases, qualified by the knowledge of the parties making such representations and warranties.

Youbet has made representations and warranties relating to, among other things:

•	organization, standing and power;

•	capital structure;

•	authority;

•	consents and approvals and no violation;

•	SEC filings and internal controls and procedures;

•	information supplied;

•	the absence of any undisclosed liabilities;

•	the absence of certain changes or events;

•	litigation;

•	compliance with laws and the possession of necessary permits;

•	real property;

•	tax matters;

•

the amendment of Youbet’s rights agreement to render it inapplicable to the merger and the transactions contemplated by the merger agreement and to render certain provisions in Youbet’s rights agreement inapplicable to CDI;

•	certain material agreements and contracts;

•	employee benefit plans;

•	compliance with worker safety and environmental laws;

•	labor matters;

•	intellectual property;

•	information technology and security and privacy;

•	customer verification procedures;

•	advance deposits;

•	insurance;

•	opinion of Youbet’s financial advisor;

•	the inapplicability of state anti-takeover laws to the merger agreement;

•

the required vote of Youbet’s stockholders to approve and adopt the merger agreement and that no other vote of the securityholders of Youbet is required by law, Youbet’s certificate of incorporation, bylaws or otherwise in order for Youbet to complete the merger and the transactions contemplated thereby;

•	tax treatment of the merger; and

•	brokerage and finders’ fees and expenses.

CDI, Merger Sub and Merger LLC have made representations and warranties relating to, among other things:

•	organization, standing and power;

•	capital structure;

•	authority;

•	consents and approvals and no violation;

•	SEC filings and internal controls and procedures;

•	information supplied;

•	the absence of any undisclosed liabilities;

•	the absence of certain changes or events;

•	litigation;

•	compliance with laws and the possession of necessary permits;

•	tax matters;

•	lack of ownership of Youbet’s common stock by CDI, Merger Sub or Merger LLC;

•	employee benefit plans;

•	opinion of CDI’s financial advisor;

•

that no vote of CDI’s common shareholders or any other securityholders of CDI is required in order for CDI to complete the merger, the subsequent merger and the transactions contemplated by the merger agreement, the merger and the subsequent merger;

•	brokerage and finders’ fees and expenses;

•	financing required to complete the transactions contemplated by the merger agreement;

•	operations of Merger Sub; and

•	operations of Merger LLC.

Expenses

Except as provided above under “—Termination of the Merger Agreement” beginning on page 110 of this proxy statement/prospectus, each party is required to pay its own costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated thereby.

Governing Law; Jurisdiction; Specific Enforcement

The merger agreement is governed by, and is to be construed in accordance with, the laws of Delaware. All legal actions or proceedings with respect to the merger agreement are to be brought and determined in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state and federal courts within the State of Delaware. The parties to the merger agreement are entitled to seek injunctions to prevent breaches of the merger agreement and to seek to enforce specifically the terms and provisions of the merger agreement exclusively in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state and federal courts within the State of Delaware.

Amendments, Extensions and Waivers

Amendments

The merger agreement may be amended by the parties at any time prior to the completion of the merger, except that any amendment after the Youbet special meeting which requires approval by stockholders may not be made without such approval. All amendments to the merger agreement must be in writing signed by each party.

Extensions and Waivers

At any time prior to the completion of the merger, any party to the merger agreement may:

•	extend the time for the performance of any of the obligations or other acts of any other party to the merger agreement;

•	waive any inaccuracies in the representations and warranties of any other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance by any other party with any of the agreements or conditions contained in the merger agreement.

However, any waiver that is made following the Youbet special meeting will be subject to approval by Youbet stockholders if further approval is required by applicable law or the rules or regulations of NASDAQ. All extensions and waivers must be in writing and signed by the party against whom the extension or waiver is to be effective. All extensions and waivers must be in writing and signed by the party against whom the extension or waiver is to be effective.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined balance sheet assumes that the merger, as well as the amendment and restatement of our revolving credit facility to finance the merger, took place on September 30, 2009 and combines the consolidated balance sheet of CDI as of September 30, 2009 with the unaudited consolidated balance sheet of Youbet as of September 30, 2009.

The unaudited pro forma condensed combined statement of net earnings for the year ended December 31, 2008 assumes that the merger, as well as the amendment and restatement of our revolving credit facility to finance the merger, took place on January 1, 2008. The audited consolidated statement of net earnings of CDI for the year ended December 31, 2008 has been combined with the audited consolidated statement of net earnings of Youbet for the year ended December 31, 2008.

The unaudited pro forma condensed combined statement of net earnings for the nine months ended September 30, 2009 also assumes that the merger, as well as the amendment and restatement of our revolving credit facility to finance the merger, took place on January 1, 2008. The unaudited condensed consolidated statement of net earnings of CDI for the nine months ended September 30, 2009 has been combined with the unaudited condensed consolidated statement of net earnings of Youbet for the nine months ended September 30, 2009.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statement of net earnings, expect to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information were based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of CDI and Youbet for the applicable periods, which are incorporated by reference in this joint proxy statement/prospectus:

•

Separate audited historical financial statements of CDI as of and for the year ended December 31, 2008 and the related notes included in CDI’s Annual Report on Form 10-K for the year ended December 31, 2008;

•

Separate audited historical financial statements of Youbet as of and for the year ended December 31, 2008 and the related notes included in Youbet’s Annual Report on Form 10-K for the year ended December 31, 2008;

•

Separate unaudited historical financial statements of CDI as of and for the three and nine months ended September 30, 2009 and the related notes included in CDI’s Quarterly Report on Form 10-Q for the period ended September 30, 2009; and

•

Separate unaudited historical financial statements of Youbet as of and for the three and nine months ended September 30, 2009 and the related notes included in Youbet’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or results of operations of the combined company.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under GAAP, which are subject to change and interpretation. CDI has been treated as the acquirer in the merger for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between preliminary estimates (for example estimates as to value of acquired intangible assets) and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

We expect to partially fund the cash portion of the acquisition and the repayment of assumed Youbet debt with borrowings under a revolving credit facility that we expect to amend and restate as a result of the merger. The amended and restated revolving credit facility is expected to have a term of four years and bear interest at a LIBOR-based rate per annum plus an applicable percentage depending on certain of our financial ratios.

The unaudited pro forma condensed combined financial information does not reflect the expected realization within one year following the close of the merger of annual pre-tax cost reductions of $10.0 million. Although CDI management expects that cost reductions will result from the merger, there can be no assurance that these cost reductions will be achieved. The unaudited pro forma condensed combined financial information does not reflect estimated restructuring charges and asset impairment charges associated with the expected cost reductions, which could approximate $7.0 million and will be expensed as incurred.

Churchill Downs Incorporated and Youbet.com, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2009

(in thousands)	CDI	Youbet	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$16,552	$16,895	$(16,895	)(A)	$16,552
Restricted cash	13,453	4,770	—		18,223
Accounts receivable, net	23,401	3,121	—		26,522
Deferred income taxes	6,180	—	20,000	(B)	26,180
Other current assets	15,443	3,121	340	(C)	18,904

Total current assets	75,029	27,907	3,445		$106,381
Property and equipment, net	386,876	13,674	—		400,550
Goodwill	115,349	—	56,793	(D)	172,142
Other intangible assets, net	34,847	4,108	65,892	(E)	104,847
Other assets	10,854	435	2,250	(F)	13,539

Total assets	$622,955	$46,124	128,380		$797,459

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$32,742	$9,786	$—		$42,528
Purses payable	15,472	—	—		15,472
Accrued expenses	44,734	6,504	(544	)(G)	50,694
Income taxes payable	6,378	—	—		6,378
Deferred revenue	6,145	170	—		6,315
Current portion of long-term debt	33,000	8,484	(41,484	)(H)	—

Total current liabilities	138,471	24,944	(42,028)		121,387
Long-term debt	—	37	76,037	(H)	76,074
Convertible note payable, related party	14,550	—	—		14,550
Other liabilities	21,141	—	—		21,141
Deferred revenue	16,912	—	—		16,912
Deferred income taxes	11,570	—	24,445	(I)	36,015

Total liabilities	202,644	24,981	58,454		286,079
Commitments and contingencies
Shareholders’ equity:
Preferred stock	—	—	—		—
Common stock	145,037	43	95,558	(J)	240,638
Additional paid-in capital	—	136,915	(136,915	)(K)	—
Treasury stock	—	(2,379)	2,379	(L)	—
Accumulated other comprehensive loss	—	(162)	162	(M)	—
Retained earnings (deficit)	275,274	(113,274)	108,742	(N)	270,742

Total shareholders’ equity	420,311	21,143	69,926		511,380

Total liabilities and shareholders’ equity	$622,955	$46,124	$128,380		$797,459

See the accompanying notes to the unaudited pro forma condensed combined financial information, which are an integral part of the unaudited pro forma combined financial information. The pro forma adjustments are explained in Note 6—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets.

Churchill Downs Incorporated and Youbet.com, Inc.

Unaudited Pro Forma Condensed Combined Statement of Net Earnings

Nine Months Ended September 30, 2009

(in thousands, except per share amounts)	CDI	Youbet	Pro Forma Adjustments		Pro Forma Combined
Net revenues	$354,670	$86,107	$—		$440,777
Operating expenses	272,556	62,678	4,520	(A)	339,754
Selling, general and administrative expenses	37,527	19,614	(136	)(B)	57,005

Operating income (loss)	44,587	3,815	(4,384)		44,018
Other income (expense):
Interest income	780	41	(41	)(C)	780
Interest expense	(772)	(607)	(1,574	)(D)	(2,953)
Equity in loss of unconsolidated investments	(641)	—	—		(641)
Miscellaneous, net	1,042	399	—		1,441

	409	(167)	(1,615)		(1,373)

Earnings (loss) from continuing operations before income tax (provision) benefit	44,996	3,648	(5,999)		42,645
Income tax (provision) benefit	(20,423)	(480)	2,400	(E)	(18,503)

Net earnings (loss) from continuing operations	$24,573	$3,168	$(3,599)		$24,142

Basic net earnings (loss) from continuing operations per common share	$1.75	$0.08			$1.44 (1)
Diluted net earnings (loss) from continuing operations per common share	$1.75	$0.07			$1.44 (1)
Weighted average shares outstanding
Basic	13,578	41,482			16,266
Diluted	14,040	43,802			16,728

See the accompanying notes to the unaudited pro forma condensed combined financial information, which are an integral part of the unaudited pro forma condensed combined financial information. The pro forma adjustments are explained in Note 7—Adjustments to Unaudited Pro Forma Condensed Combined Statements of Net Earnings.

(1)	The unaudited pro forma condensed combined basic and diluted earnings per common share calculations are based on the combined basic and diluted weighted-average common shares. The historical basic and diluted weighted average common shares of Youbet are assumed to be replaced by the 2,688 common shares expected to be issued by CDI to effect the merger. Earnings attributable to securities that are deemed to be participating securities are excluded from the calculation of basic earnings per common share.

Churchill Downs Incorporated and Youbet.com, Inc.

Unaudited Pro Forma Condensed Combined Statement of Net Earnings

Twelve Months Ended December 31, 2008

(in thousands, except per share amounts)	CDI	Youbet	Pro Forma Adjustments		Pro Forma Combined
Net revenues	$430,566	$109,028	$—		$539,594
Operating expenses	344,278	75,689	5,925	(A)	425,892
Impairment write downs	—	11,212	—		11,212
Selling, general and administrative expenses	50,709	26,455	—	(B)	77,164
Insurance recoveries, net of losses	(17,200)	—	—		(17,200)

Operating income (loss)	52,779	(4,328)	(5,925)		42,526
Other income (expense):
Interest income	612	233	(233	)(C)	612
Interest expense	(2,198)	(1,244)	(959	)(D)	(4,401)
Equity in loss of unconsolidated investments	(3,047)	—	—		(3,047)
Miscellaneous, net	1,654	174	—		1,828

	(2,979)	(837)	(1,192)		(5,008)

Earnings (loss) from continuing operations before income tax (provision) benefit	49,800	(5,165)	(7,117)		37,518
Income tax (provision) benefit	(20,652)	(658)	2,847	(E)	(18,463)

Net earnings (loss) from continuing operations	$29,148	$(5,823)	$(4,270)		$19,055

Basic net earnings (loss) from continuing operations per common share	$2.10	$(0.14)			$1.15 (1)
Diluted net earnings (loss) from continuing operations per common share	$2.09	$(0.14)			$1.15 (1)
Weighted average shares outstanding
Basic	13,541	41,463			16,229
Diluted	14,017	41,463			16,705

See the accompanying notes to the unaudited pro forma condensed combined financial information, which are an integral part of the unaudited pro forma condensed combined financial information. The pro forma adjustments are explained in Note 7—Adjustments to Unaudited Pro Forma Condensed Combined Statements of Net Earnings.

(1)	The unaudited pro forma condensed combined basic and diluted earnings (loss) per common share calculations are based on the combined basic and diluted weighted-average common shares. The historical basic and diluted weighted average common shares of Youbet are assumed to be replaced by the 2,688 common shares expected to be issued by CDI to effect the merger. Earnings attributable to securities that are deemed to be participating securities are excluded from the calculation of basic earnings per common share.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1—DESCRIPTION OF TRANSACTION

On November 11, 2009, CDI entered into a merger agreement with Youbet, pursuant to which, subject to the terms and conditions set forth in the merger agreement, Youbet will become a wholly owned subsidiary of CDI. Upon completion of the merger, each share of Youbet common stock will be converted into the right to receive (i) 0.0598 of a share of CDI common stock and (ii) $0.97 in cash, subject to adjustment to ensure that the merger does not require CDI to issue more than 19.6% of the outstanding CDI common stock outstanding as of immediately prior to the effective date of the merger. The merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Each outstanding vested and unvested Youbet stock option will be cancelled at the effective date of the merger and the holders of such options that are in the money will receive a mix of cash and CDI stock, in the same proportion that each such optionholder would have received if such optionholder was a Youbet stockholder, based upon the amount by which $0.97 plus the product of (i) 0.0598 and (ii) the closing price of CDI’s common stock on The NASDAQ Stock Market on the day immediately prior to the effective date of the merger exceeds the exercise price of each such Youbet stock option.

The merger is subject to Youbet stockholder approval, governmental and regulatory approvals and other usual and customary closing conditions. The merger is expected to be completed during the first or second calendar quarter of 2010.

NOTE 2—BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial statements of CDI and Youbet. In addition, certain reclassifications have been made to the historical financial statements of Youbet to conform with CDI’s presentation. Inventories and prepaid expenses presented in the historical balance sheet of Youbet as of September 30, 2009 have been reclassified to other current assets, and customer deposits have been reclassified to accounts payable in the unaudited pro forma condensed combined balance sheet. Additionally, track fees, licensing fees, network costs, contract costs, equipment costs and depreciation and amortization expense presented in the historical statement of net earnings of Youbet for the nine months ended September 30, 2009 and the year ended December 31, 2008 have been reclassified to operating expenses in the unaudited pro forma condensed combined statements of net earnings. General and administrative expenses, sales and marketing expenses and research and development expenses presented in the historical statement of net earnings of Youbet for the nine months ended September 30, 2009 and the year ended December 31, 2008 have been reclassified to selling, general and administrative expenses in the unaudited pro forma condensed combined statements of net earnings.

The acquisition method of accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Financial statements of CDI issued after completion of the merger will reflect such fair values, measured as of the acquisition date, which may be different than the estimated fair values included in the unaudited pro forma condensed combined financial information. The financial statements of CDI issued after the completion of the merger will not be retroactively restated to reflect the historical financial position or results of operations of Youbet. In addition, the acquisition method of accounting establishes that the consideration transferred be measured at the closing date of the merger at the then-current market price, which will likely result in a per share equity component that is different from the amount assumed in the unaudited pro forma condensed combined financial information.

Existing accounting standards define the term “fair value” and set forth the valuation requirements for any asset or liability measured at fair value, expand related disclosure requirements and specify a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be unrelated (to CDI) buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use intended to be used or sold and/or to value assets at fair value measures that do not reflect CDI’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees, etc.) impacting the target company are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total advisory, legal, regulatory and valuation costs expected to be incurred by CDI are estimated to be approximately $1.9 million, of which $0.1 million was expensed during the nine months ended September 30, 2009. In addition, CDI expects to incur fees of approximately $3.0 million associated with the amendment of a revolving credit facility. The unaudited pro forma condensed combined balance sheet also reflects anticipated acquisition-related transaction costs to be incurred by Youbet, which are estimated to be approximately $2.5 million, as an assumed liability to be paid in connection with the closing of the merger (of which $0.1 million was incurred during the nine months ended September 30, 2009). The unaudited pro forma condensed combined financial information does not reflect estimated restructuring charges and asset impairment charges expected to be incurred in connection with the merger, but these charges are expected to approximate $7.0 million.

NOTE 3—ACCOUNTING POLICIES

Upon completion of the merger, CDI will perform a detailed review of Youbet’s accounting policies. As a result of that review, CDI may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, CDI is not aware of any differences that would have a material impact on the combined financial statements. The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies.

NOTE 4—ESTIMATE OF CONSIDERATION EXPECTED TO BE TRANSFERRED

The following is a preliminary estimate of consideration expected to be transferred to affect the acquisition of Youbet:

(in thousands, except per share amounts)	Conversion Calculation	Estimated Fair Value	Form of Consideration
Total number of Youbet shares issued and outstanding as of September 30, 2009	41,527
Multiplied by CDI’s share price as of December 18, 2009 ($35.60) multiplied by the exchange ratio of 0.0598	$2.13	$88,453	CDI common stock

Multiplied by cash consideration per common share outstanding	$0.97	40,281	Cash

Number of Youbet stock options vested and unvested as of September 30, 2009 expected to be purchased	6,454
Multiplied by the portion of the excess of total consideration of $3.10 over the weighted average exercise price of Youbet stock options expected to be purchased related to stock consideration(1)	$1.13	7,293	CDI common stock

Multiplied by the portion of the excess of total consideration of $3.10 over the weighted average exercise price of Youbet stock options expected to be purchased related to cash consideration(1)	$0.52	3,356	Cash

Estimate of consideration expected to be transferred(2)		$139,383

(1)

The total consideration paid to Youbet optionholders was determined by calculating the amount by which $0.97 plus the product of (i) the exchange ratio of 0.0598 and (ii) the closing price of CDI common stock on

December 18, 2009 of $35.60 exceeds the exercise price of each such Youbet stock option. The per share consideration related to each of common stock and cash was determined using the same proportion that each such Youbet optionholder would have received if such Youbet optionholder was a Youbet stockholder. CDI believes that the consideration to be paid to Youbet optionholders approximates the fair value of Youbet stock options. Accordingly, the consideration to be paid to Youbet optionholders was recognized as a component of the purchase price and no additional amounts have been reflected as compensation expense. CDI will also recalculate the fair value of the Youbet stock options and the consideration to be paid to Youbet optionholders as of the closing date to determine the amounts, if any, to be recorded as compensation expense.

(2)	The estimated consideration expected to be transferred reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the merger is completed. In accordance with the acquisition method of accounting, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $2.13 assumed in the unaudited pro forma condensed combined financial information, and that difference may be material. CDI believes that an increase or decrease by as much as 20% in the CDI common stock price on the closing date of the merger from the common stock price assumed in the unaudited pro forma condensed combined financial information is reasonably possible based upon the recent history of the CDI common stock price. A change of this magnitude would increase or decrease the consideration expected to be transferred by about $17.7 million, which would be reflected in the unaudited pro forma condensed combined financial information as an increase or decrease to goodwill.

NOTE 5—ESTIMATE OF ASSETS TO BE ACQUIRED AND LIABILITIES TO BE ASSUMED

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by CDI in the merger, reconciled to the estimate of consideration expected to be transferred:

(in thousands)
Book value of net assets acquired September 30, 2009	$21,143
Less: Youbet historical intangible assets	(4,108)

Adjusted book value of net assets acquired	$17,035

Adjustments to:
Deferred income tax assets	20,000
Property and equipment, net	—
Goodwill	56,793
Identifiable intangible assets	70,000
Deferred income tax liabilities	(24,445)

Total adjustments	$122,348

Estimate of consideration expected to be transferred	$139,383

The purchase price allocation for purposes of the unaudited pro forma condensed combined financial information was primarily limited to the identification and valuation of intangible assets. CDI believes this was an appropriate approach based on a review of similar acquisition transactions that appeared to indicate that the most significant portion of the purchase price would be allocated to identifiable intangible assets.

The following is a discussion of the adjustments made to Youbet’s assets and liabilities in connection with the preparation of the unaudited pro forma condensed combined financial information:

Deferred income taxes: As of the effective time, CDI will provide deferred income taxes and other tax adjustments as part of the accounting for the acquisition, primarily related to acquired net operating losses and the adjusted basis is indentified in intangible assets.

Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized but rather subject to an annual fair value impairment test.

Property and equipment: As of the effective date of the merger, property and equipment is required to be measured at fair value, unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. For purposes of the unaudited pro forma condensed combined financial information, CDI believes that the current Youbet book values for these assets ($13.7 million as of September 30, 2009) represent the best estimates of fair value. This estimate of fair value is preliminary and subject to change and could vary materially from the actual adjustment on the closing date of the merger. For each $1.4 million of fair value adjustment (approximately 10% of the current book value) that changes property and equipment, there could be an annual increase or decrease in depreciation expense of approximately $0.4 million, assuming a weighted average useful life of 4 years.

Intangible assets: As of the effective time, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of the unaudited pro forma condensed combined financial information, it is assumed that all assets will be used and be used in a manner that represents their highest and best use. Based on internal assessments as well as discussions with our external third party valuation advisors, CDI identified the following significant intangible assets: customer relationships/contracts and the Youbet trade name.

The fair value of these intangible assets is normally determined primarily through the use of the “income approach,” which requires an estimate or forecast of all the expected future cash flows either through the use of either the multi-period excess earnings method or the relief-from-royalty method.

At this time, CDI does not have sufficient information as to the amount, timing and risk of the estimated future cash flows needed to value the customer relationships/contracts and the Youbet trade name. Some of the more significant assumptions inherent in the development of estimated cash flows, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of revenue, sales and marketing expenses and working capital/contributory asset charges) and the discount rate selected to measure the risks inherent in the future cash flows. However, for purposes of the unaudited pro forma condensed combined financial information, using currently available information, such as Youbet’s historical and projected revenues, customer attrition rates, cost structure and certain other high-level assumptions, the fair value of the customer relationships/contracts and the Youbet trade name were estimated by our external third party valuation advisors and reviewed by CDI management and were as follows: Customer relationships/contracts—$40.0 million with a weighted average useful life of 6 years; and the Youbet trade name—$30.0 million with an indefinite life.

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial information. Once CDI and our third party valuation advisors have full access to the specific details of Youbet’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets and/or (iii) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to us only upon access to additional information and/or by changes in such factors that may occur prior to the effective time. For each $2.0 million change in the fair value of identifiable intangible assets, there could be an annual change in amortization expense—increase or decrease—of approximately $0.3 million, assuming a weighted-average useful life of 6 years.

Other Assets/Liabilities: Adjustments to Youbet’s remaining assets and liabilities may also be necessary, however at this time CDI has limited knowledge as to the specific details and nature of those assets and liabilities necessary in order to make adjustments to those values. However, since the majority of the remaining assets and liabilities are current assets and liabilities, CDI believes that the current Youbet book values for these assets and liabilities represent reasonable estimates of fair value or net realizable value, as applicable. CDI does not anticipate that the actual adjustments for these assets and liabilities on the closing date will be materially different.

NOTE 6—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

(A)	The sources and uses of funds relating to the proposed merger transaction are as follows:

(in thousands)
Sources:
Expected new borrowings under an amended and restated revolving credit facility at an assumed current interest rate of 2.75%(1)	43,074

Total sources	43,074

Uses:
Repayment of Youbet’s debt(1)	8,521
Repayment of accrued interest on Youbet’s debt(1)	458
Cash consideration to shareholders and optionholders of Youbet common stock	43,637
Estimated remaining CDI and Youbet acquisition related transaction costs(2)	4,353
Estimated deferred finance costs associated with the amended and restated revolving credit facility	3,000

Total uses	$59,969

Net effect on cash	$(16,895)

(1)	See (H) below for a description of the transaction financing.
(2)	The unaudited pro forma condensed combined balance sheet assumes that the estimated remaining acquisition costs of $4.4 million will be paid in conjunction with the closing of the merger.

(B)	Reflects adjustments for the following:

(in thousands)
Deferred income taxes—net operating losses	$20,000

(C)	Reflects adjustments for the following:

(in thousands)
Current portion of deferred finance costs related to amended and restated revolving credit facility(1)	$750
Elimination of Youbet’s unamortized deferred finance costs—debt to be repaid	(227)
Elimination of Youbet’s prepaid acquisition costs	(183)

Total	$340

(1)	Current portion of deferred finance costs expected to be amortized over the term of the amended and restated revolving credit facility. See (H) below for further details.

(D)	Reflects adjustments for the following:

(in thousands)
Estimated transaction goodwill	$56,793

(E)	As of the effective date of the merger, identifiable intangible assets are required to be measured at fair value, and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of the unaudited pro forma condensed consolidated combined financial information, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets. The pro forma adjustments to intangible assets, net reflect the following:

(in thousands)
To record the estimated fair value of the following identifiable intangible assets:
Customer relationships—estimated 6 year weighted average useful life	$40,000
Tradenames—indefinite life	30,000
Eliminate Youbet’s historical intangible assets	(4,108)

Total	$65,892

(F)	Reflects adjustments for the following:

(in thousands)
Noncurrent portion of deferred finance costs related to amended and restated revolving credit facility(1)	$2,250

(1)	Noncurrent portion of deferred finance costs expected to be amortized over the term of the amended and restated revolving credit facility. See (H) below for further details.

(G)	Reflects adjustments for the following:

(in thousands)
To eliminate acquisition related transaction costs, including advisory and legal fees accrued during the nine months ended September 30, 2009 assumed to be paid in conjunction with the closing of the merger	$(86)
To reflect payment of accrued interest on Youbet’s debt	(458)

Total	$(544)

(H)	Reflects adjustments for the following:

(in thousands)
New borrowings:
Expected new borrowings under amended and restated revolving credit facility at an assumed current interest rate of 2.75%(1)	$43,074
Repayments:
Youbet’s promissory notes	$(3,200)
Youbet’s bank term loan	(5,000)
Youbet’s capital lease obligation and other	(321)

Total repayments	$(8,521)

Net change in debt	$34,553

Total change from the unaudited historical balance sheet:
Current debt portion	$(41,484)
Long-term debt portion	76,037

Total	$34,553

(1)

The cash portion of the acquisition, as well as the repayment of approximately $8.5 million of Youbet’s assumed debt is expected to be funded through a combination of cash on hand and borrowings under our revolving credit facility that is expected to be amended and restated. The amended and restated revolving credit facility is expected to have a term of 4 years and bear interest at a LIBOR-based rate per annum plus an applicable percentage depending on certain of our financial ratios. Additionally, interest is incurred on unused, available credit under the facility. For each 1/8th percent fluctuation in interest rate under the amended and restated revolving credit facility, there could be an annual increase or decrease in interest expense of approximately $54 thousand. We expect to incur $3.0 million of deferred finance costs associated with the amended and restated revolving credit facility.

(I)	Reflects adjustments for the following:

(in thousands)
Youbet deferred income tax asset—release of valuation allowance(1)	$(1,912)
Adjusted basis—intangible assets	26,357

Total	$24,445

(1)	As of September 30, 2009, a valuation allowance exists related to all deferred tax assets of Youbet. CDI management has determined that all such deferred tax assets will be fully realized by the combined entity and, as a result, adjusted the valuation allowance accordingly.

(J)	Reflects adjustments for the following:

(in thousands)
To record stock portion of the merger consideration at fair value	$95,746
Eliminate Youbet’s historical common stock	(43)
Capitalized transaction costs related to the issuance of CDI common stock	(145)

Total	$95,558

(K)	To eliminate Youbet’s additional paid-in capital.

(L)	To eliminate Youbet’s treasury stock.

(M)	To eliminate Youbet’s accumulated other comprehensive loss.

(N)	Reflects adjustments for the following:

(in thousands)
Elimination of Youbet’s retained deficit	$113,274
Elimination of Youbet’s prepaid acquisition costs	(183)
Elimination of Youbet’s deferred finance costs—debt to be repaid	(227)
To record estimated non-recurring costs for remaining CDI acquisition related transaction costs	(4,122)

Total	$108,742

NOTE 7—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF NET EARNINGS

(A)	The pro forma adjustment to operating expenses primarily reflects additional intangible asset amortization. The components of this adjustment are as follows (in thousands):

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
New intangible asset amortization(1)	$5,000	$6,667
Eliminate Youbet’s historical intangible asset amortization expense	(480)	(742)

Total	$4,520	$5,925

(1)	For estimated intangible asset values and the estimated associated useful lives, see note (E) in Note 6 – Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets.

(B)	To eliminate acquisition related transaction costs, including advisory and legal fees, which are directly attributable to the pending merger, but which are not expected to have a continuing impact on the combined entity’s results of operations.

(C)	The pro forma adjustment to interest income primarily reflects the reduction of interest income associated with lower Youbet cash balances due to using such cash balances to fund the payment of Youbet debt.

(D)	The pro forma adjustment to interest expense primarily reflects additional expected borrowings of $43.1 million under CDI’s amended and restated revolving credit facility. The components of this adjustment are as follows (in thousands):

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Additional interest expense related to amended and restated revolving credit facility(1)	$(1,663)	$(1,513)
Amortization of deferred finance fees related to amended and restated revolving credit facility(1)	(518)	(690)
Eliminate historical interest cost—debt to be repaid	445	857
Eliminate historical amortization of deferred finance fees—debt to be repaid	162	387

Total	$(1,574)	$(959)

(1)	For details regarding the anticipated new borrowings that will be used to finance the merger, see note (H) in Note 6—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets.

(E)	This represents the tax effect of adjustments to earnings (loss) from continuing operations before provision for income taxes primarily related to the increased amortization expense resulting from estimated fair value adjustments for acquired intangible assets and additional interest expense related to anticipated borrowings under the amended revolving credit facility used to finance the pending merger. CDI has assumed a 40% blended income tax rate representing the estimated combined effective U.S. federal and state statutory rates. This estimated blended income tax rate recognizes that Youbet is predominantly a U.S. based entity and that the debt incurred by CDI to effect the merger will be an obligation of a U.S. entity. However, the effective tax rate of the combined company could be significantly higher or lower depending on post-acquisition activities.

DESCRIPTION OF CDI CAPITAL STOCK

CDI’s amended and restated articles of incorporation authorize CDI to issue up to 50,000,000 shares of common stock, no par value per share, and 250,000 shares of preferred stock, no par value per share. As of December 18, 2009, 13,687,054 shares of CDI common stock were outstanding. The following summary of the rights of CDI’s common stock and preferred stock is not complete and is qualified in its entirety by reference to CDI’s amended and restated articles of incorporation and amended and restated bylaws, copies of which are filed as exhibits to CDI’s Annual Report on Form 10-K for the annual period ended December 31, 2008 and CDI’s Current Report on Form 8-K filed on September 24, 2009.

The holders of CDI’s common stock have the right to one vote per share on all matters which require their vote, except that in the election of directors, each holder of common stock has as many votes as results from multiplying the number of shares held by the shareholder by the number of directors to be elected. Each common shareholder may divide the total number of votes the shareholder is entitled to cast among the total number of directors to be elected, or distribute the votes among any lesser number in any proportions the holder determines. The board of directors is divided into three approximately equal classes. Each class serves for a term of three years, with one class up for election each year. Subject to rights of any preferred shareholders, common shareholders have the right to receive any dividends that the board of directors declares. If CDI liquidates, dissolves or winds up its business, CDI will pay its preferred shareholders, if any, before CDI pays its common shareholders, subject to the rights of creditors. CDI will distribute the remaining available assets to our common shareholders, in proportion to the number of shares that each common shareholder holds. Shares of common stock are not redeemable and do not have subscription, conversion or preemptive rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

The CDI board of directors may issue shares of the preferred stock from time to time, in one or more series, without shareholder approval. The board of directors determines the designation, relative rights, preferences and limitations of each series of preferred stock. The issuance of preferred stock may delay, defer or prevent a change in control of CDI without further action by the shareholders. It may also decrease the voting power and other rights of the holders of common stock and may have the effect of decreasing the market price of the common stock. At present, there are no shares of preferred stock outstanding.

Under CDI’s shareholder rights plan, which CDI adopted on March 13, 2008, CDI declared a dividend of one preferred stock purchase right for each outstanding share of common stock and each share of common stock issued after that date. The rights are transferable with the common stock until they become exercisable. The rights will not be exercisable until the distribution date described in the plan. The rights expire on March 19, 2018 unless CDI redeems them earlier. When a right becomes exercisable, it entitles the holder to purchase from CDI 1/1000th of a share of preferred stock at a purchase price of $180, subject to adjustment in certain circumstances. Under the rights plan, the plan distribution date will not occur until any person or group acquires or makes a tender offer for 15% or more of CDI’s outstanding common stock.

Until the plan distribution date, the rights will be evidenced by the certificates CDI’s common stock registered in the names of holders. As soon as practical following the plan distribution date, CDI will mail separate certificates evidencing the rights to common shareholders of record. Until a right is exercised, the holder has no rights as a shareholder of CDI.

If any person or group acquires 15% or more of CDI’s common stock, rights holders will be entitled to buy, for the purchase price, that number of 1/1000th of a preferred share equivalent to the number of shares of common stock that at the time have a market value of twice the purchase price. If CDI is acquired in a business combination, rights holders will be entitled to buy, for the purchase price, that number of shares of the acquiring corporation that, at the time, have a market value of twice the purchase price. The board of directors of CDI has the right to redeem the rights in certain circumstances for $0.001 per right, subject to adjustment.

Duchossois Industries, Inc. and its shareholders will not be considered an “Acquiring Person” (as defined in CDI’s rights plan) when their beneficial ownership of CDI’s common stock is subject to, does not violate, and is in compliance with, the Stockholders’ Agreement dated as of September 8, 2000 among CDI, Duchossois Industries and subsequent signatories thereto.

The rights plan is designed to protect CDI’s shareholders in the event of unsolicited offers to acquire CDI and other coercive takeover tactics, which, in the opinion of the CDI board of directors, would impair its ability to represent shareholder interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though it may offer CDI’s shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of CDI’s shareholders.

The Kentucky Business Corporation Act, which we refer to as the KCBA, contains a business combination statute which prohibits Kentucky corporations from engaging in a business combination with a 10% or greater shareholder or its affiliate or associate for five years following the acquisition of such 10% or greater stake, unless the board, by a majority vote of the continuing directors, approved the combination prior to the 10% or greater acquisition. If not previously approved by the board, the 10% or greater shareholder or its affiliate or associate may effect a business combination only after the expiration of a five year period and then only with the approval of 80% of the outstanding shares and 66 2/3% of the outstanding shares not owned by the 10% or greater shareholder, or if the aggregate amount of the offer meets certain fair price requirements.

COMPARISON OF STOCKHOLDER AND SHAREHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

CDI is incorporated in the State of Kentucky and the rights of CDI shareholders are governed by Kentucky law and by CDI’s Amended and Restated Articles of Incorporation and Amended and Restated By-laws. Youbet is incorporated in the State of Delaware and the rights of Youbet stockholders are governed by Delaware law and by Youbet’s Certificate of Incorporation, as amended, and Amended and Restated By-laws. After the merger, stockholders of Youbet will become shareholders of CDI, and their rights will be governed by Kentucky law and CDI’s Amended and Restated Articles of Incorporation and by-laws.

The following is a summary of the material differences between the rights of CDI shareholders and the rights of Youbet stockholders. Although CDI and Youbet believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of CDI shareholders and Youbet stockholders, and it is qualified in its entirety by reference to Kentucky law, Delaware law, and the various documents of CDI and Youbet referenced in this summary. You should carefully read this entire proxy statement/prospectus and the other documents referenced in this proxy statement/prospectus for a more complete understanding of the differences between being a shareholder of CDI and being a stockholder of Youbet. Copies of the respective companies’ constituent documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Additional Information—Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

CDI	Youbet
Authorized Capital Stock

The authorized capital stock of CDI currently consists of (i) 50,000,000 shares of common stock, no par value, and (ii) 250,000 shares of preferred stock, no par value.	The authorized capital stock of Youbet currently consists of (i) 100,000,000 shares of common stock, par value $0.001 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share.

CDI’s Amended and Restated Articles of Incorporation provide that the relative rights, preferences and limitations of preferred stock may be determined by the board of directors without further shareholder approval. In connection with the CDI shareholder rights agreement, CDI established a series of preferred stock designated as Series A Junior Participating Preferred Stock, of which 50,000 shares have been authorized. Currently, no CDI preferred stock is issued or outstanding.	Youbet’s Certificate of Incorporation, as amended, provides that the relative rights, preferences and limitations of preferred stock may be determined by the board of directors without further stockholder approval. In connection with the Youbet rights plan, Youbet established a series of preferred stock designated as Series B Junior Participating Preferred Stock, of which 100,000 shares have been authorized. Currently, no Youbet preferred stock is issued or outstanding.

Number of Directors; Classified Board; Removal; Vacancies

Number of Directors. CDI’s Amended and Restated Articles of Incorporation provide that the board of directors shall consist of not fewer than nine nor more than twenty-five directors, the exact number of directors to be determined from time to time by the board of directors. There are currently thirteen positions authorized, and thirteen directors serving, on the CDI board of directors.	Number of Directors. Youbet’s by-laws provide that the board of directors shall consist of at least five but not more than nine directors, the exact number of directors to be determined from time to time by the board of directors. There are currently eight positions authorized, and eight directors serving, on the Youbet board of directors.

Classified Board. CDI’s Amended and Restated Articles of Incorporation provide that the board of directors is to be divided into three classes of directors, with the classes having an equal or near equal number of directors. The directors of each class are entitled to serve for three-year terms.	Classified Board. Youbet’s by-laws provide that the Youbet board of directors is non-classified. Youbet’s by-laws provide that directors shall be elected at each annual meeting of stockholders for a term of one year.

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Removal. Under the KBCA, a director may be removed with or without cause (unless the articles of incorporation provide that directors may be removed only with cause) if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.	Removal. Both the DGCL and Youbet’s by-laws provide that a director may be removed with or without cause by the affirmative vote of holders of a majority of the shares then entitled to vote at an election of directors.

CDI’s Amended and Restated Articles of Incorporation increase the vote required to remove a director without “cause.” Removal of a director without cause requires the affirmative vote of 80% of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, voting together as a class.

Additionally, the KBCA provides that a director may be removed by the shareholders only at a meeting called for that purpose. The meeting notice must state that removal is the purpose, or one of the purposes, of the meeting.

Vacancies. CDI’s Amended and Restated Articles of Incorporation provide that newly created directorships are filled by a majority of the directors then in office and any other vacancy may be filled by a majority of the directors then in office although less than a quorum, or by a sole remaining director.

Under the KBCA, a vacancy may, in the case of a resignation, be filled before the vacancy occurs. However, the director may not take office until the vacancy occurs.

Vacancies. Youbet’s by-laws provide that vacancies and newly created directorships are filled by a majority of the remaining directors then in office.

In addition, under the DGCL, if, at the time of the filling of any vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

Proxies

The CDI by-laws provide that each CDI shareholder represented at a meeting of CDI shareholders will be entitled to vote in person or by proxy.	The Youbet by-laws provide that any Youbet stockholder entitled to vote may do so in person or by proxy; provided, however, that no proxy will be voted after 3 years from its date, unless the proxy provides for a longer period.

Shareholder Action by Written Consent

Under the KBCA, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, and without prior notice (except as noted below), if one or more written consents describing the action taken is signed by all of the shareholders entitled to vote on the action. If the KBCA requires that notice of the proposed action be given to nonvoting shareholders and the action is to be taken by consent of voting shareholders, the corporation must give its nonvoting shareholders written notice of the proposed action at least 10 days before the action is taken.	Youbet’s by-laws permit stockholder action by written consent if signed by holders having not less than the minimum number of votes required to authorize the action at a meeting at which all shares entitled to vote were present and voted. For written consents that are not unanimous, Youbet’s by-laws require that prompt notice be given to those stockholders who did not consent in writing.

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Notice of Shareholder Meetings

Both the KBCA and CDI’s by-laws require notice to shareholders of the date, time, and place of each annual and special shareholders’ meeting at least 10 days, but no more than 60 days, before the meeting date. Notice of a special meeting must also state the purpose for which the meeting is being called.

Unless the KBCA or the articles of incorporation require otherwise, a Kentucky corporation is required to give notice only to shareholders entitled to vote at the meeting.

The DGCL and Youbet’s by-laws require notice to stockholders of the place (if any), date, and hour, and means of remote communication (if any) of each annual and special stockholders’ meeting at least 10 days, but no more than 60 days, before the meeting date. In the case of a special meeting, the notice must also state the purpose or purposes for which the meeting is called. However, under the DGCL, notice of a stockholders’ meeting to vote upon a merger or a sale of all or substantially all of the corporation’s assets, must be delivered at least 20 days before the meeting date.

Special Meetings of Shareholders

Under the KBCA, a special meeting of shareholders may be called by a majority of the members of the board of directors, any person or persons authorized to do so by the corporation’s articles of incorporation or by-laws or by written request to the secretary by holders of not less than 33 1/3% of all the shares entitled to vote at such meeting. Such written request should include the following: (i) the action to be taken and the reasons for it; (ii) the name and address of the holders to propose the action; (iii) a representation that each is a holder of record of CDI stock entitled to vote at such meeting and intends to appear in person or by proxy at such meeting to propose the action; (iv) any material interest of any shareholder in such action; and (v) if the action includes a proposal to amend the articles of incorporation or by-laws, such amendment language.

CDI’s Amended and Restated Articles of Incorporation provide that special meetings may be called only by the board of directors or upon a request in writing by the holders of not less than 66-2/3% of the outstanding capital stock entitled to vote thereat.

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any person or persons authorized by the certificate of incorporation or the by-laws.

Youbet’s by-laws provide that special meetings may be called only by the chairman of the board of directors, the president, upon a resolution adopted by a majority of the board of directors or upon a request in writing by the holders of shares entitled to cast not less than 10% of the votes thereat.

Dividends

The KBCA permits a corporation to declare and pay dividends and make other distributions to shareholders, unless after giving effect to the distribution:

•     the corporation would be unable to pay its debts as they became due in the usual course of business, or

•     the corporation’s total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of

Subject to any restrictions in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation cannot be less than the aggregate par value of all issued shares of capital stock. Net assets equals total assets minus total liabilities. The DGCL also provides

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the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.	that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Youbet’s by-laws provide, subject to the provisions of Youbet’s Certificate of Incorporation, as amended, that such dividends (either in cash, property or in shares of capital stock) as may be determined by the board of directors may be declared and paid on capital stock from time to time.

Mergers and Share Exchanges

Under the KBCA, specified actions such as mergers, share exchanges and sales of all or substantially all of a corporation’s assets not in the ordinary course of business, must be proposed by the board of directors and, unless the KBCA, the corporation’s articles of incorporation or the board of directors requires a greater vote, approved by each voting group entitled to vote separately on the transaction by a majority of the votes entitled to be cast on the transaction by that voting group.

Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon. However, no vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if:

•     the merger agreement does not amend the certificate of incorporation of the constituent corporation,

•     each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger, and

•     either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or the authorized unissued shares or treasury shares of the surviving corporation to be issued do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective time of the merger.

However, the KBCA generally does not require that a merger be approved by the shareholders of the corporation surviving the merger if (i) the articles of incorporation of the surviving corporation will not differ from its articles before the merger; (ii) each shareholder of the surviving corporation will hold the same number of shares after the merger as before; and (iii) the number of voting and participating shares outstanding immediately after the merger, plus the number of shares issuable as a result of the merger will not exceed by more than 20% the total number of voting and participating shares of the surviving corporation outstanding immediately prior to the merger.

The KBCA imposes additional requirements in connection with certain business combinations with an interested shareholder (one holding 10% or more of the voting power of CDI), as described below under “Anti-Takeover Provisions.”

Appraisal Rights
Under the KBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of consummation of a plan of merger, plan of share exchange, a sale of all or substantially all of the corporation’s assets, a plan of conversion, an amendment to the articles of incorporation that materially and adversely affects the

The DGCL provides stockholders of a corporation involved in a merger the right to demand and receive payment in cash of the fair value of their stock in certain mergers if the stockholder continuously holds such shares through the effective date of the merger and has neither voted in favor of the merger nor consented thereto in writing. As a general matter,

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shareholder’s rights, certain business combinations, or any action which results in the entitlement to dissenter’s rights pursuant to the articles of incorporation, by-laws or board resolution.	appraisal rights are not available with respect to shares: • listed on a national securities exchange, or

A shareholder entitled to dissent and obtain payment for his or her shares under the KBCA shall not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

If proposed corporate action creating dissenters’ rights is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights and the corporation must undertake to provide a copy of the statutes governing the shareholder’s dissenter rights to any shareholder entitled to vote at the shareholders’ meeting upon request of that shareholder. Before the vote is taken, a shareholder who wishes to assert dissenters’ rights must deliver to the corporation a written notice of intent to demand payment for his or her shares if the action is effectuated and the shareholder must not vote the shareholder’s shares in favor of the proposed action.

If corporate action creating dissenters’ rights is taken without a vote of shareholders, the corporation must notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice no later than ten days after the proposed action was authorized.

The shareholder then has a duty to demand payment within the requisite time stated in the dissenters’ notice. The shareholder who demands payment and deposits his, her or its share certificates shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

•     held of record by more than 2,000 stockholders,

unless holders of shares are required to accept in the merger anything other than any combination of:

•     shares of stock of the surviving corporation in the merger or depository receipts in respect thereof,

•     shares of stock (or depository receipts in respect thereof) of another corporation that, at the effective date of the merger, will be:

•     listed on a national securities exchange, or

•     held of record by more than 2,000 holders,

•     cash instead of fractional shares of stock or fractional depository receipts received, and

•     any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs.

Under the DGCL, appraisal rights may be perfected by the following methods:

(i) if the proposed merger is submitted to a stockholder meeting for approval, then the company must notify each applicable stockholder that appraisal rights are available at least 20 days prior to the meeting. Each stockholder electing to demand appraisal shall deliver a written demand prior to the merger vote; or

(ii) if the proposed merger does not go to a stockholder meeting, then either the constituent corporation before the merger or the surviving corporation within 10 days thereafter will notify each stockholder of his or her appraisal rights. Each stockholder may then demand appraisal in writing within 20 days.

Duties of Directors

The KBCA requires a director to discharge such director’s duties as a director, including such director’s duties as a member of a committee, in good faith, on an informed basis and in a manner in which the director honestly believes is in the best interests of the corporation.	There is no corresponding provision in the DGCL. The Delaware standards of conduct for directors have developed through written opinions of the Delaware

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A director is considered to discharge his or her duties on an informed basis if he or she makes, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made. In performing the director’s duties, unless a director has knowledge concerning the matter in question that makes reliance unwarranted, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, if prepared or presented by:

•     one or more officers or employees of the corporation whom the director honestly believes to be reliable and competent in the matters presented,

•     legal counsel, public accountants or other persons as to matters that the director believes are within the professional or expert competence of that person, or

•     a committee of the board of which the director is not a member, which committee the director honestly believes to merit confidence.

courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty has been said to require directors to refrain from self-dealing. According to the Delaware Supreme Court, the duty of care requires “directors . . . in managing the corporate affairs . . . to use that amount of care which ordinarily careful and prudent men would use in similar circumstances.” Later case law has established “gross negligence” as the test for breach of the standard for the duty of care in the process of decision-making by directors of Delaware corporations.

Amendments to Articles of Incorporation

The KBCA provides that unless the articles of incorporation provide otherwise, a corporation’s board of directors may adopt the following amendments to its articles of incorporation without shareholder action:

•     to extend the duration of the corporation;

•     to delete the names and addresses of the initial directors;

•     to delete the name and address of the initial registered agent or registered office;

•     to delete the mailing address of the corporation’s initial principal office;

•     to change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the corporation has only shares of that class outstanding; or

•     to change the corporate name by substituting the word “corporation,” “incorporated,” “company,” “limited,” or the abbreviation “corp.,” “inc.,” “co.,” or “ltd.,” for a similar word or abbreviation in the name, or by adding, deleting, or changing a geographical attribution for the name.

The DGCL provides that amendments to the certificate of incorporation require an affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the voting power of the outstanding stock of each class entitled to vote thereon separately as a class. However, a corporation’s certificate of incorporation may provide for a greater vote.

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The KBCA also states that the board of directors may propose one or more amendments for shareholder approval and may condition its submission of a proposed amendment to the shareholders of the corporation on any basis. Unless the articles of incorporation or the board of directors requires a greater vote, generally an amendment will be adopted if it is approved by a majority of the votes cast by each voting group entitled to vote on the amendment and, if the amendment will create dissenters’ rights with respect to a voting group, by a majority of the votes entitled to be cast by the voting group. CDI’s Amended and Restated Articles of Incorporation provide that any amendment that would materially alter or change the powers, preference or special rights of the Series A Junior Participating Preferred Stock must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

Amendments to By-Laws

Under the KBCA, a corporation’s board of directors may amend or repeal by-laws, except to the extent that the articles of incorporation or the KBCA reserve the power exclusively to the shareholders. Under the KBCA, a bylaw provision originally adopted by the shareholders that fixes a greater quorum or voting requirement for the board of directors may only be amended or repealed by the shareholders.

CDI’s by-laws provide that the by-laws may be altered, amended or rescinded by the board of directors, subject to the right of the shareholders to repeal or modify such actions.

Under the DGCL, the power to adopt, alter and repeal by-laws is vested in the stockholders, except to the extent that a corporation’s certificate of incorporation vests concurrent power in the board of directors.

Youbet’s Certificate of Incorporation, as amended, and by- laws provide that the by-laws may be altered by the affirmative vote of at least 66-2/3% of the voting power of all of the then-outstanding shares of the voting stock, or adopted, amended or repealed by the board of directors.

Notice of Shareholder Nominations and Proposals

CDI’s by-laws provide that no business may be transacted at any meeting of shareholders, other than business that is (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (ii) otherwise properly brought before the meeting by or at the direction of the board of directors or (iii) otherwise properly brought before the meeting by any shareholder who is entitled to vote and complies with the advance notice procedures set forth in the by-laws.

The advance notice procedures of the by-laws require that a shareholder intending to nominate a person for election to the board of directors or bring business before a meeting give timely notice.

Youbet’s by-laws provide that nominations of persons for election to the board of directors may be made at any annual meeting of stockholders or at a special meeting of stockholders at which directors are to be elected as provided in the notice of meeting (i) by or at the direction of the board of directors or (ii) by any stockholder who is entitled to vote and complies with the advance notice procedures set forth in the by- laws.

The advance notice procedures of the by-laws require that a stockholder intending to nominate a person for election to the board of directors give timely notice. For an annual meeting, the notice must be delivered to or mailed to and received at the principal executive offices of Youbet not less than 50 days nor more than

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For an annual meeting, the notice must be delivered to or mailed to and received at the principal executive offices of CDI not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders.

However, if an annual meeting of shareholders is called for a date that is not within 30 days before or after the first anniversary of the preceding year’s annual meeting of shareholders, the shareholder’s notice must be received by the 10th day following the day on which notice was given or public disclosure was made, whichever first occurs.

90 days prior to the date of the meeting. However, if neither notice of the date of the annual meeting is given nor public disclosure of the date of the meeting is made at least 60 days prior to the meeting, the stockholder’s notice must be received by the 10th day following the day on which notice was given or public disclosure was made, whichever first occurs. For a special meeting, the notice must be delivered or mailed and received at the principal executive offices of Youbet not later than 90 days prior to such special meeting or the 10th day following the day on which notice was given or disclosure was made, whichever first occurs.

For a special meeting, the notice must be delivered or mailed and received at the principal executive offices of CDI not later than the 10th day following the day on which notice was given or disclosure was made, whichever first occurs.

The notice must contain specific information concerning the person to be nominated or the matter to be brought before the meeting, and the shareholder making the nomination or submitting the proposal.

The notice must contain specific information concerning the person to be nominated and the stockholder making the nomination.

Youbet’s by-laws require that a stockholder intending to bring business before an annual meeting give timely notice. The notice must be delivered to or mailed to and received at the principal executive offices of Youbet not less than 50 days nor more than 90 days prior to the date of the meeting. However, if neither notice of the date of the annual meeting is given nor public disclosure of the date of the meeting is made at least 60 days prior to the meeting, the stockholder’s notice must be received by the 10th day following the day on which notice was given or public disclosure was made, whichever first occurs.

The notice must contain specific information concerning the matter to be brought before the meeting and the stockholder submitting the proposal.

Limitation of Personal Liability of Directors and Officers

The KBCA states that any action taken as a director, or failure to take an action, shall not be a basis for monetary damages or injunctive relief unless the director breaches or fails to perform the duties of a director as required by the KBCA and, in the case of monetary damages, breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and shareholders. A person bringing an action for monetary damages against a director for a violation of the standards of a director’s conduct must prove the violation by clear and convincing evidence.

CDI’s Amended and Restated Articles of Incorporation provide that a director of CDI shall not be liable to CDI or its shareholders for breach of the director’s fiduciary duties, with specified exceptions. Any repeal or

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for:

•     breach of the duty of loyalty,

•     acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•     unlawful payments of dividends, certain stock repurchases or redemptions, or

•     any transaction from which the director derived an improper personal benefit.

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modification of this provision will be prospective only and will not adversely affect any limitation on personal liability existing at the time of such repeal or modification.

Youbet’s Certificate of Incorporation, as amended, provides that a director of Youbet shall not be liable to Youbet or its stockholders for breach of the director’s fiduciary duties, with specified exceptions. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation on personal liability existing at the time of such repeal or modification.

Indemnification of Directors and Officers

The KBCA provides that, unless limited by the articles of incorporation, a corporation shall indemnify any director or officer who is wholly successful in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding. The term “proceeding” includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

The KBCA permits a corporation to indemnify an individual who is made a party to a proceeding because the individual is or was a director or officer of the corporation as long as the individual:

•     conducted himself or herself in good faith,

•     reasonably believed, in the case of conduct in his or her official capacity with the corporation, that the conduct was in the best interest of the corporation or, in all other cases, was at least not opposed to its best interest, and

•     in a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

The KBCA does not, however, permit indemnification in connection with a proceeding by or in the right of the corporation in which the director is held liable to the corporation or in connection with any other proceeding where the director or officer is adjudged to have received an improper personal benefit.

A determination that indemnification is permitted by the terms of the KBCA must first be made before a director or officer can be indemnified. This determination can be made:

•     by majority vote of a quorum of disinterested directors or, if a quorum cannot be obtained,

The DGCL provides that a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding or by a committee of such directors designated by majority vote of such directors, even though less than a quorum, if the person:

•     acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and

•     in a criminal proceeding, had reasonable cause to believe his or her conduct was lawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

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by majority vote of a committee made up solely of two or more disinterested directors,

•     by special legal counsel selected by the majority vote of a quorum of disinterested directors or by majority vote of a committee made up solely of two or more disinterested directors. If there are not two disinterested directors, then legal counsel can be selected by a majority vote of the full board of directors, or

•     by the shareholders, but shares owned by any director who is a party to the proceeding cannot be voted on the determination.

The indemnification and advancement of expenses provided in the KBCA are not exclusive of any rights provided in the corporation’s articles of incorporation or by-laws. In general, CDI’s by-laws require, in the case of directors and officers, and permit, in the case of employees or other agents, indemnification of any individual who was or is a party to any threatened, pending or completed claim, action, suit or proceeding by reason of his or her status as a director, officer, employee or agent of CDI or of another entity at CDI’s request against all liability and loss suffered and expenses incurred by such person to the fullest extent permitted by law.

CDI’ by-laws require, in the case of a director or officer, and permit, in the case of other employees and agents, the advancement of expenses to a director, officer, employee or agent, but the individual must an undertaking to repay the advances if it is ultimately determined that the individual is not entitled to indemnification; provided, however, that this obligation is subject to conditions.

A person is not entitled to indemnification under CDI’s by-laws in respect of any claim, action, suit or proceeding, initiated by such person unless the claim, action, suit or proceeding was authorized by the board of directors.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Youbet’s by-laws provide that Youbet will indemnify its directors and officers to the fullest extent not prohibited by the DGCL, provided, however, that Youbet may modify the extent of such indemnification by individual contracts with such persons and, provided further, that Youbet will not be required to indemnify such persons in connection with an action, suit or proceeding initiated by such persons unless the initiation of such action, suit or proceeding was specifically authorized by the Youbet board of directors, indemnification is required by law, indemnification is provided by Youbet pursuant to the powers vested in Youbet under the DGCL, or such persons succeed in a proceeding to enforce Youbet’s indemnification obligations.

Youbet’s by-laws provide that Youbet may indemnify its other employees and agents as set forth in the DGCL.

Youbet’s by-laws require the advancement of expenses to any director, officer, or any other person subject to any action, suit or proceeding by reason of his or her status as a director or officer of Youbet or of another entity at Youbet’s request, but the individual must an undertaking to repay the advances if it is ultimately determined that the individual is not entitled to indemnification.

Transfer Restrictions

CDI’s Amended and Restated Articles of Incorporation and by-laws do not impose any transfer restrictions to preserve CDI’s NOL carryforwards and other tax benefits.	To preserve Youbet’s NOL carryforwards and other tax benefits, Youbet’s Certificate of Incorporation, as amended, provides that any attempted transfer of Youbet securities shall be prohibited and void ab initio to the extent that, as a result of such transfer, either (i) any person or persons would own 5% or more of Youbet’s then-outstanding common shares or

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(ii) the ownership of any person or persons owning 5% or more of Youbet’s then-outstanding common shares would be increased.

Shareholder Rights Plans

CDI is party to a Rights Agreement, by and between CDI and National City Bank, as rights agent, dated as of March 13, 2008, which we refer to as the CDI shareholder rights agreement. In connection therewith, the CDI board of directors declared a dividend distribution of one right for each outstanding common share to shareholders of record at the close of business on March 19, 2008. As long as the rights are attached to CDI common stock, CDI will issue one right (subject to adjustment) with each new share of CDI common stock so that all shares of CDI common stock will have attached rights.

If a person or group, together with its affiliates and associates, become an acquiring person, defined as the beneficial owner of 15% or more of CDI securities, each holder of a right (other than the person or group who has become the beneficial owner of 15% or more of CDI securities) will have the right to receive, upon exercise, shares of CDI common stock having a value equal to two times the exercise price of the right. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a shareholder as a result of holding the right. The rights trade automatically with shares of CDI common stock until a “distribution date” occurs, as described under “Description of CDI Capital Stock” beginning on page 130 of this proxy statement/prospectus. Certain persons and transactions are exempted from the definition of acquiring person.

The CDI rights plan is designed to protect CDI’s shareholders in the event of unsolicited offers to acquire CDI and other coercive takeover tactics, which, in the opinion of the CDI board of directors, would impair its ability to represent shareholder interests.

The description and terms of the rights set forth above is not complete and is qualified in its entirety by reference to the CDI shareholder rights agreement. Unless redeemed or exchanged, the rights expire at 5:00 P.M. (Louisville, Kentucky time) on March 19, 2018.

Youbet is party to a Rights Agreement, by and between Youbet and American Stock Transfer & Trust Company LLC, as rights agent, dated as of March 31, 2009, which we refer to as the Youbet stockholder rights agreement. In connection therewith, the Youbet board of directors declared a dividend distribution of one right for each outstanding common share to stockholders of record at the close of business on April 10, 2009. As long as the rights are attached to Youbet common stock, Youbet will issue one right (subject to adjustment) with each new share of Youbet common stock so that all shares of Youbet common stock will have attached rights.

If a person or group, together with its affiliates and associates, become an acquiring person, defined as the beneficial owner of 4.9% or more of Youbet securities, each holder of a right (other than the person or group who has become the beneficial owner of 4.9% or more of Youbet securities) will have the right to purchase, upon exercise, shares of Youbet common stock having a value equal to two times the exercise price of the right. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a stockholder as a result of holding the right. The rights trade automatically with shares of Youbet common stock. Certain persons and transactions are exempted from the definition of acquiring person.

The rights are intended to protect stockholder value by attempting to protect against a possible limitation on Youbet’s ability to use its NOL carryforwards and certain other tax benefits to reduce potential future U.S. federal tax obligations.

The description and terms of the rights set forth above is not complete and is qualified in its entirety by reference to the Youbet stockholder rights agreement. Unless redeemed or exchanged, the rights expire on the earliest of (i) March 31, 2019, (ii) the repeal of Section 382 of the Code or a successor statute if the Youbet board of directors determines that the Youbet stockholder rights agreement is no longer necessaryfor the preservation of tax benefits, and (iii)the beginning of the taxable year of Youbet to which the board of directors determines that no tax benefits may be carried forward.

CDI	Youbet
The Youbet stockholder rights agreement was amended immediately prior to the execution and delivery of the merger agreement to render the Youbet rights agreement inapplicable to the merger agreement and the voting agreements between CDI and certain directors and officers of Youbet.

Anti-Takeover Provisions

The KBCA generally prohibits certain business combinations by a corporation or a subsidiary with an interested shareholder (generally defined as a beneficial owner of 10% or more of the voting power of the corporation’s outstanding voting shares) for a period of five years after the date the interested shareholder becomes an interested shareholder, unless the business combination was approved by a majority of the independent members of the board of directors of the corporation before the date the interested shareholder became an interested shareholder. In addition, the KBCA requires that, absent an exemption, certain business combinations by a corporation or a subsidiary with an interested shareholder must either be approved by a majority of the independent members of the board of directors of the corporation or by the affirmative vote of at least (1) 80% of the votes entitled to be cast by the corporation’s voting stock and (2) 66-2/3% of the votes entitled to be cast by holders of such voting stock other than voting stock owned by the interested shareholder, its affiliates and associates.

The shareholder transactions constituting a “business combination” and subject to these special requirements generally include (i) mergers or consolidations by a corporation or a subsidiary with an interested shareholder, or with any other corporation which is, or after the merger or consolidation will be, an affiliate of the interested shareholder; (ii) any sale, lease, transfer or other disposition or issuance or transfer of equity securities within 12 months by a corporation or a subsidiary to an interested shareholder that represents an aggregate book value of 5% or more of the total market value of the outstanding stock of the corporation; (iii) adoption of any plan or proposal for liquidation or dissolution by a corporation or a subsidiary in which an interested shareholder will receive anything other than cash; or (iv) any reclassification, merger or consolidation of a corporation with any subsidiary, which has the effect of increasing by 5% or more the proportionate amount of the outstanding shares of any class of the corporation’s or a subsidiary’s equity securities owned by an interested shareholder.

Section 203 of the DGCL generally prohibits certain “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•     the board of directors of the corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder,

•     upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or

•     after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware statute regulating business combinations, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by these provisions of the DGCL (and such amendment is duly approved by the stockholders entitled to vote thereon). Neither the Youbet

CDI	Youbet

The KBCA’s prohibition of certain business combinations discussed in this section does not apply to CDI in the merger.	Certificate of Incorporation nor the Youbet by-laws contain the election not to be governed by Section 203 of the DGCL. However, Section 203 of the DGCL does not apply to Youbet in the merger.

Regulatory Restrictions

CDI’s Amended and Restated Articles of Incorporation provide that all CDI capital stock is subject to the applicable provisions of all regulations. If any person which beneficially owns CDI capital stock fails to appear before, or submit to the jurisdiction of, or provide information to any regulatory authority or is determined by any regulatory authority not to be suitable or qualified with respect to the beneficial ownership of CDI capital stock, then CDI may elect to repurchase any or all of the CDI capital stock beneficially owned by such person or cause such person to dispose of the CDI capital stock within 120 days of notice.	Youbet’s Certificate of Incorporation, as amended, and by-laws have no comparable provision regarding regulatory restrictions.

ADDITIONAL INFORMATION

Stockholder Proposals

If you wish to submit proposals to be included in Youbet’s 2010 proxy statement, Youbet must receive your proposals on or before December 31, 2009. Please address your proposals to Youbet’s Secretary at Youbet.com, Inc., 5901 De Soto Avenue, Woodland Hills, California 91367. Such proposals must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8 under the Exchange Act, in order to be eligible for inclusion in Youbet’s 2010 proxy materials.

In addition, Youbet’s amended and restated bylaws provide that any stockholder proposals, including nominations of directors, may be considered at a meeting of stockholders, only if written notice of the proposal is delivered to Youbet not less than 50 nor more than 90 days in advance of the meeting, unless Youbet gives less than 60 days notice to stockholders of the date of the meeting, in which case the proposal must be received not later than the 10th day following the date Youbet’s notice announcing the date of the meeting was mailed. Any stockholder wishing to submit a proposal or nomination at the 2010 annual meeting should contact the Secretary of Youbet after March 1, 2010 to obtain the actual meeting date and proposal deadlines.

A stockholder’s notice to Youbet with respect to proposals for a meeting shall set forth as to each matter the stockholder proposes to bring before the meeting:

•	a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address as they appear on Youbet’s books;

•	the class and number of shares of capital stock that are owned beneficially or of record by such stockholder;

•

a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and

•	a representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting.

A stockholder’s notice to Youbet concerning nominations for director is required to set forth:

•

as to each proposed nominee for election as a director, the name, age, business address and residence address of the proposed nominee, the principal occupation or employment of each nominee, the class and number of shares of Youbet capital stock which are owned beneficially or of record by each nominee and any other information relating to the nominee that would be required to be disclosed in a proxy statement pursuant to Section 14 of the Exchange Act; and

•

as to the stockholder giving notice, the stockholder’s name and address as they appear on Youbet’s books, the class and number of shares of capital stock that are owned beneficially or of record by the stockholder, a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person pursuant to which the nomination is made, and a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in the notice and any other information relating to the stockholder that would be required to be disclosed in a proxy statement pursuant to Section 14 of the Exchange Act.

The notice concerning nominations for director must be accompanied by a written consent of each proposed nominee being named as a nominee and to serve as a director if elected.

Legal Matters

The validity of CDI common stock offered by this proxy statement/prospectus is being passed upon for CDI by Rebecca C. Reed, Senior Vice President, General Counsel and Secretary of CDI.

Certain United States federal income tax consequences of the transaction will be passed upon by Sidley Austin LLP (or other counsel reasonably acceptable to CDI) for CDI and Kirkland & Ellis LLP (or other counsel reasonably acceptable to Youbet) for Youbet.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of CDI incorporated in this proxy statement/prospectus by reference to CDI’s Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Youbet appearing in Youbet’s Annual Report on Form 10-K for the year ended December 31, 2008 and the effectiveness of Youbet’s internal control over financial reporting as of December 31, 2008 have been audited by Piercy Bowler Taylor & Kern, Certified Public Accountants, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

CDI and Youbet file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either CDI or Youbet at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of CDI and Youbet are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

CDI has filed a registration statement on Form S-4 to register with the SEC the CDI common stock to be issued to Youbet stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of CDI, in addition to being a proxy statement of Youbet for the Youbet special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about CDI, CDI common stock and Youbet. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows CDI and Youbet to “incorporate by reference” information into this proxy statement/prospectus. This means that CDI and Youbet can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus. Neither CDI nor Youbet is incorporating the contents of the websites of the SEC, CDI, Youbet or any other entity into this proxy statement/prospectus. CDI and Youbet are providing information about how you can obtain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

This proxy statement/prospectus incorporates by reference the documents listed below that CDI and Youbet have previously filed with the SEC. They contain important information about CDI and Youbet and their financial conditions. The following documents, which were filed by CDI with the SEC, are incorporated by reference into this proxy statement/prospectus:

•	annual report of CDI on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 4, 2009;

•	proxy statement of CDI on Schedule 14A, dated April 28, 2009, filed with the SEC on April 28, 2009, as supplemented by the definitive additional materials of CDI filed with the SEC on June 3, 2009;

•

quarterly reports of CDI on Form 10-Q for the quarterly period ended March 31, 2009, filed with the SEC on May 6, 2009, for the quarterly period ended June 30, 2009, filed with the SEC on July 29, 2009 and for the quarterly period ended September 30, 2009, filed with the SEC on October 28, 2009;

•

current reports of CDI on Form 8-K, filed on January 20, 2009, February 12, 2009, March 13, 2009, September 24, 2009, November 12, 2009, November 13, 2009 and December 4, 2009 and amendments to current reports of CDI on Form 8-K/A filed with the SEC on June 8, 2009, July 21, 2009 and September 15, 2009 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01); and

•	description of CDI Series A Junior Participating Preferred Stock Purchase Rights contained in its registration statement on Form 8-A filed with the SEC on March 17, 2008.

The following documents, which were filed by Youbet with the SEC, are incorporated by reference into this proxy statement/prospectus:

•	annual report of Youbet on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 6, 2009;

•

quarterly reports of Youbet on Form 10-Q for the quarterly period ended March 31, 2009, filed with the SEC on May 14, 2009 (as amended by the amendment to quarterly report on Form 10-Q filed with the SEC on September 8, 2009), for the quarterly period ended June 30, 2009, filed with the SEC on August 13, 2009 (as amended by the amendment to quarterly report on Form 10-Q filed with the SEC on September 8, 2009) and for the quarterly period ended September 30, 2009, filed with the SEC on November 13, 2009;

•	proxy statement of Youbet on Schedule 14A, dated April 30, 2008, filed with the SEC on April 30, 2008;

•

current reports of Youbet on Form 8-K, filed with the SEC on April 1, 2009, April 17, 2009, April 30, 2009, June 2, 2009, September 8, 2009, September 9, 2009, November 12, 2009 and November 13, 2009, and the amendment to current report of Youbet on Form 8-K/A filed with the SEC on April 17, 2009 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01);

•

description of the Youbet common stock contained in its registration statement on Form S-3, dated November 26, 2008, including any amendments and reports filed for the purpose of updating such description; and

•

description of Youbet Preferred Stock Purchase Rights contained in its registration statement on Form 8-A filed with the SEC on April 1, 2009, as amended by the amendment to registration statement on Form 8-A filed with the SEC on November 13, 2009.

In addition, CDI and Youbet incorporate by reference additional documents that either may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Youbet special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Items 2.02 and 7.01 of any current report on Form 8-K solely for purposes of satisfying the requirements of Regulation FD or Regulation G under the Exchange Act, as well as proxy statements.

CDI and Youbet also incorporate by reference the merger agreement attached to this proxy statement/prospectus as Annex A and the Opinion of Moelis & Company attached to this proxy statement/prospectus as Annex B.

CDI has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to CDI, and Youbet has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Youbet.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from CDI or Youbet, as applicable, or from the SEC, through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from CDI and Youbet without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. CDI shareholders and Youbet stockholders may request a copy of such documents in writing or by telephone by contacting the applicable department at:

Churchill Downs Incorporated	Youbet.com, Inc.
700 Central Avenue	5901 De Soto Avenue
Louisville, Kentucky 40208	Woodland Hills, California 91367
Attn: Investor Relations	Attn: Investor Relations
(502) 636-4492	(818) 668-2384

In addition, you may obtain copies of some of this information by accessing CDI’s website at www.churchilldowns.com under the heading “About CDI,” then under the link “Investors,” and then under the link “SEC Filings.”

You may also obtain copies of some of this information by accessing Youbet’s website at www.youbet.com under the heading “About Us,” under the link “Investor Relations,” and then under the link “SEC Filings.”

In order for you to receive timely delivery of the documents in advance of the Youbet special meeting, Youbet or CDI, as applicable, should receive your request no later than five business days before your Youbet’s special meeting.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this kind, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

AMONG

CHURCHILL DOWNS INCORPORATED,

TOMAHAWK MERGER CORP.,

TOMAHAWK MERGER LLC

AND

YOUBET.COM, INC.

Dated as of November 11, 2009

AGREEMENT OF PLAN AND MERGER

A-i

A-ii

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Certificate of Formation of the Surviving Company
Exhibit C	Form of Operating Agreement of the Surviving Company

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 11, 2009 (this “Agreement”), among Churchill Downs Incorporated, a Kentucky corporation (“Parent”), Tomahawk Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Tomahawk Merger LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger LLC”), and Youbet.com, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, $0.001 par value, of the Company (“Company Common Stock”), together with the associated Company Rights (as hereinafter defined) issued under the Company Rights Agreement (as hereinafter defined), not owned directly or indirectly by Parent or the Company, will be converted into the right to receive (i) shares of Common Stock, no par value, of Parent (“Parent Common Stock”) and (ii) the Per Share Cash Consideration (as hereinafter defined);

WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is in the best interest of their respective shareholders or stockholders, as applicable;

WHEREAS, immediately following the Merger, Parent will cause the surviving corporation in the Merger to merge with and into Merger LLC in accordance with Section 1.16, on the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent is entering into a voting agreement with the members of the Board of Directors of the Company and certain stockholders of the Company, substantially in the form attached hereto as Exhibit A (each, a “Voting Agreement”); and

WHEREAS, this Agreement is intended to constitute a “plan of reorganization” with respect to the Merger and the Subsequent Merger (as hereinafter defined) for United States federal income tax purposes pursuant to which the Merger and the Subsequent Merger, taken together, are to be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986 (the “Code”).

NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

ARTICLE I

THE MERGER AND SUBSEQUENT MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL. Notwithstanding anything to the contrary herein, at the election of Parent, any direct wholly owned Subsidiary (as hereinafter defined) of Parent may be substituted for Merger Sub as a constituent corporation in the Merger; provided that such substituted corporation is a Delaware corporation which is formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has assumed all obligations of Merger Sub under this Agreement. In such event, the parties agree to execute an appropriate amendment to this Agreement, in form and substance reasonably satisfactory to Parent and the Company, in order to reflect such substitution.

Section 1.2 Effective Time. The Merger shall become effective when a Certificate of Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware; provided, however, that, upon the mutual consent of Merger Sub and the Company, the Certificate of Merger may provide for a later date of effectiveness of the Merger not more than thirty (30) days after the date the Certificate of Merger is filed. The filing of the Certificate of Merger shall be made on the date of the Closing (as hereinafter defined).

Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.

Section 1.4 Charter and Bylaws; Directors and Officers.

(a) At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall become the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable foreign, federal, state, local or municipal laws, statutes, ordinances, regulations and rules of any Governmental Entity, including all Orders (“Laws”); provided that Article FIRST of the Certificate of Incorporation of the Surviving Corporation shall read as follows: “The name of the corporation (which is hereinafter referred to as the “Corporation”) is Youbet.com, Inc.” At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or in the Certificate of Incorporation of the Surviving Corporation.

(b) The directors and officers of Merger Sub at the Effective Time shall be the directors and officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.5 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of Merger Sub and the Company:

(a) Each issued and outstanding share of common stock, $0.01 par value, of Merger Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) All shares of Company Common Stock (“Company Shares”), together with the associated Company Rights, that are held in the treasury of the Company or by any wholly owned Subsidiary of the Company and any Company Shares, together with the associated Company Rights, owned by Parent or any wholly owned Subsidiary of Parent shall be canceled and no capital stock of Parent or other consideration shall be delivered in exchange therefor.

(c) Subject to the provisions of Sections 1.8 and 1.10 and, if applicable, Section 1.5(d), each Company Share issued and outstanding immediately prior to the Effective Time (together with the associated Company Rights), other than Dissenting Shares (as hereinafter defined) and shares to be canceled in accordance with Section 1.5(b), shall be converted into the right to receive (i) 0.0598 (such number being the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (“Parent Shares”) (including the associated Parent Rights (as hereinafter defined)) (the “Per Share Stock Consideration”) and (ii) $0.97 in cash without interest (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Merger Consideration”). All references in this Agreement to Parent Common Stock and Parent Shares shall be deemed to include the associated Parent Rights unless the context requires otherwise. All such Company Shares and the associated Company Rights, when so converted, shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive any dividends and other distributions in accordance with Section 1.7, certificates representing the Parent Shares into which such shares are converted, the Per Share Cash Consideration and any cash, without interest, in lieu of fractional shares to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 1.6.

(d) Notwithstanding anything in this Agreement to the contrary, to the extent that the aggregate number of Parent Shares issuable pursuant to Section 1.5(c) (the “Total Stock Amount”) would be greater than 19.6% of the Parent Shares outstanding as of immediately prior to the Effective Time (such amount, the “Stock Threshold”), (i) the Per Share Stock Consideration shall be decreased to reduce the Total Stock Amount to the Stock Threshold and (ii) the Per Share Cash Consideration shall be increased by an amount equal to the product of (x) the amount of such reduction in the Per Share Stock Consideration pursuant to the preceding sentence multiplied by (y) $30.71.

(e) Notwithstanding anything in this Agreement to the contrary, Company Shares issued and outstanding immediately prior to the Effective Time, together with the associated Company Rights, which are held of record by stockholders who shall not have approved the Merger and who shall have demanded properly in writing appraisal of such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as set forth in Section 1.5(c), but the holders thereof instead shall be entitled to, and the Dissenting Shares shall only represent the right to receive, payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL; provided, however, that (i) if such a holder fails to demand properly in writing from the Surviving Corporation the appraisal of his or its shares in accordance with Section 262(d) of the DGCL or, after making such demand, subsequently delivers an effective written withdrawal of such demand, or fails to establish his or its entitlement to appraisal rights as provided in Section 262 of the DGCL, if so required, or (ii) if a court shall determine that such holder is not entitled to receive payment for his or its shares or such holder shall otherwise lose his or its appraisal rights, then, in any such case, each Company Share, together with the associated Company Rights, held of record by such holder or holders shall automatically be converted into and represent only the right to receive the Per Share Merger Consideration as set forth in Section 1.5(c), upon surrender of the certificate or certificates representing such Dissenting Shares. The Company shall give Parent and Merger Sub prompt notice of any demands received by the Company for appraisal of such shares, and Parent and Merger Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for fair value for Dissenting Shares or offer to settle, settle or negotiate in respect of any such demands.

Section 1.6 Exchange of Shares. Parent shall authorize a nationally recognized financial institution selected by Parent and reasonably acceptable to the Company to act as Exchange Agent hereunder (the “Exchange Agent”). Immediately prior to the Effective Time, Parent shall deposit with the Exchange Agent for exchange with outstanding Company Shares, together with the associated Company Rights, all cash and certificates representing the Parent Shares (or appropriate alternative arrangements shall be made by Parent if uncertificated Parent Shares will be issued) payable or issuable pursuant to Section 1.5(c) and cash, as required to make payments in lieu of any fractional shares pursuant to Section 1.8 (such cash and Parent Shares, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent may only invest any cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s

Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any interest and other income resulting from such investments shall be paid to Parent and any risk of loss shall be borne by Parent. The Exchange Agent shall deliver the Per Share Merger Consideration contemplated to be issued and paid pursuant to Section 1.5(c) out of the Exchange Fund. Parent shall instruct the Exchange Agent, as soon as reasonably practicable after the Effective Time, to mail to each record holder of Company Shares, which at the Effective Time were converted into the right to receive the Per Share Merger Consideration pursuant to Section 1.5(c), a letter of transmittal (which shall be in a form reasonably satisfactory to the Company and shall specify that delivery shall be effected, and risk of loss and title to the Company Shares shall pass, only upon actual delivery of the Company Shares to the Exchange Agent), and shall contain instructions for use in effecting the surrender of such Company Shares in exchange for the Per Share Cash Consideration and certificates representing Parent Shares (or appropriate alternative arrangements shall be made by Parent if uncertificated Parent Shares will be issued), and cash in lieu of fractional shares (the “Transmittal Letter”). Upon surrender for cancellation to the Exchange Agent of Company Shares, together with the Transmittal Letter, duly executed, the holder of such Company Shares shall be entitled to receive in exchange therefor the Per Share Cash Consideration and that number of whole Parent Shares (after taking into account all shares surrendered by such holder) to which such holder is entitled pursuant to Section 1.5(c) (which shall be in uncertificated book entry form unless a physical certificate is requested), cash in lieu of any fractional share in accordance with Section 1.8 and certain dividends and other distributions in accordance with Section 1.7, and any Company Shares so surrendered shall forthwith be canceled. Subject to Section 1.5(e), until surrendered as contemplated by this Section 1.6, each Company Share shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration (and any amounts to be paid pursuant to Sections 1.7 and 1.8) upon such surrender.

Section 1.7 Dividends; Transfer Taxes; Withholding. No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock, or are payable to the holders of record thereof on or after the Effective Time, will be paid to any Person entitled by reason of the Merger to receive Parent Shares until such Person surrenders the related Company Shares, as provided in Section 1.6, and no cash payment in lieu of fractional shares will be paid to any such Person pursuant to Section 1.8 until such Person shall so surrender the related Company Shares. Subject to the effect of applicable Law, there shall be paid to each record holder of a new Parent Share: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the Parent Shares and having a record date on or after the Effective Time and a payment date prior to such surrender; (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such Parent Shares and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender; and (iii) at the time of such surrender or as promptly as practicable thereafter, the amount of any cash payable with respect to a fractional Parent Share to which such holder is entitled pursuant to Section 1.8. In no event shall the Person entitled to receive such dividends or other distributions or cash in lieu of fractional shares be entitled to receive interest on such dividends or other distributions or cash in lieu of fractional shares. If any portion of the Per Share Merger Consideration is to be paid to or issued in a name other than that in which the Company Shares surrendered in exchange therefor is registered, it shall be a condition to the registration thereof that the surrendered Company Shares be in proper form for transfer and that the person requesting such delivery of the Per Share Merger Consideration pay any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Company Shares or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable or otherwise applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person who otherwise would have received the payment in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

Section 1.8 No Fractional Securities. No certificates or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Company Shares pursuant to this Article I or upon the cancellation of Company Stock Options pursuant to Section 5.5; no Parent dividend or other distribution or stock split shall relate to any fractional share; and no fractional share shall entitle the owner thereof to vote or to any other rights of a securityholder of Parent. In lieu of any such fractional share, each holder of Company Shares who would otherwise have been entitled to a fraction of a Parent Share upon surrender of Company Shares for exchange pursuant to this Article I or upon cancellation of Company Stock Options pursuant to Section 5.5 will be paid an amount in cash (without interest), rounded down to the nearest cent, determined by multiplying (i) the per share value calculated as the average of the closing sale prices of one Parent Share for the five (5) most recent days that the Parent Common Stock has traded on The Nasdaq Global Select Market (“Nasdaq”) ending on the last full trading day immediately prior to the Effective Time by (ii) the fractional interest of a Parent Share to which such holder would otherwise be entitled. The parties acknowledge that payment of cash in lieu of fractional Parent Shares is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests, without interest, subject to and in accordance with the terms of Section 1.7 and this Section 1.8.

Section 1.9 Return of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former stockholders of the Company for one year after the Effective Time shall be delivered to Parent, upon demand of Parent, and any such former stockholders who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of their claim for Parent Common Stock, Per Share Cash Consideration, any cash in lieu of fractional Parent Shares and any dividends or distributions with respect to Parent Common Stock. None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any former holder of Company Common Stock for any such Parent Shares, Per Share Cash Consideration, cash in lieu of fractional Parent Shares and dividends and distributions which are delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any certificate representing any Company Shares shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Parent Shares or any dividends or other distributions payable to the holder of such certificate representing any Company Share would otherwise escheat to or become the property of any Governmental Entity), any such Parent Shares, dividends or other distributions in respect of such certificate representing any Company Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding anything in this Agreement to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 1.10 Adjustment of Per Share Merger Consideration. In the event of any reclassification, stock split or stock dividend (including any dividend of securities convertible into or exercisable for Parent Common Stock or Company Common Stock) with respect to Parent Common Stock or Company Common Stock or any change or conversion of Parent Common Stock or Company Common Stock into other securities (or if a record date with respect to any of the foregoing should occur) prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Per Share Merger Consideration, Exchange Ratio, Per Share Stock Consideration and, to the extent required by Section 1.5(d), Per Share Cash Consideration and all references to the Per Share Merger Consideration, Exchange Ratio, Per Share Stock Consideration and Per Share Cash Consideration in this Agreement shall be deemed to be to the Per Share Merger Consideration, Exchange Ratio, Per Share Stock Consideration and Per Share Cash Consideration as so adjusted.

Section 1.11 No Further Ownership Rights in Company Common Stock. All Parent Shares issued and the Per Share Cash Consideration paid upon the surrender for exchange of Company Shares in accordance with the terms of this Agreement (including any cash paid pursuant to Section 1.8) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Company Shares, together with the associated Company Rights.

Section 1.12 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of Company Shares shall thereafter be made on the records of the Company. If, after the Effective Time, certificates representing Company Shares are presented to the Surviving Corporation, the Exchange Agent or Parent, such certificates shall be canceled and exchanged as provided in this Article I.

Section 1.13 Lost Certificates. If any certificate representing any Company Share(s) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate representing Company Share(s) to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to such certificate, the Exchange Agent or Parent will issue and pay or cause to be issued and paid in exchange for such lost, stolen or destroyed certificate representing any Company Share(s) the Parent Shares, Per Share Cash Consideration, any cash in lieu of fractional Parent Shares to which the holder thereof is entitled pursuant to Section 1.8, and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 1.7.

Section 1.14 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of Merger Sub or the Company, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either Merger Sub or the Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Merger Sub or the Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Merger Sub or the Company and otherwise to carry out the purposes of this Agreement.

Section 1.15 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, at 10:00 a.m., local time, no later than the second Business Day following the day on which the last of the conditions set forth in Article VI (other than those conditions that are by their nature to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been fulfilled or waived (if permissible) or at such other time and place as Parent and the Company shall agree.

Section 1.16 Subsequent Merger.

(a) Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into Merger LLC (the “Subsequent Merger”), the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger LLC shall continue as the surviving entity (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. The Subsequent Merger shall have the effects set forth in Section 18-209(g) of the LLC Act. Immediately following the completion of the Subsequent Merger, the Certificate of Formation and Operating Agreement of the Surviving Company shall be in the forms attached hereto as Exhibit B and Exhibit C, respectively.

(b) The Merger and Subsequent Merger, taken together, are intended to be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Common Stock, together with the associated Company Rights, converted in such merger into the right to receive the consideration provided for hereunder.

(c) Each of the parties hereto shall, and shall cause its Affiliates to, treat the Merger and Subsequent Merger for all Tax (as hereinafter defined) purposes consistent with Section 1.16(b) unless the Continuity Requirement is not satisfied or unless required to do otherwise by applicable Law.

(d) Notwithstanding anything to the contrary in this Agreement, Parent shall have no obligation to cause the Subsequent Merger to be consummated under this Section 1.16 or otherwise if the Continuity Requirement is not satisfied.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND MERGER

LLC

Except as disclosed in the Parent SEC Documents filed or furnished with the SEC since January 1, 2007 but prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or in the letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Letter”), Parent, Merger Sub and Merger LLC represent and warrant to the Company as follows:

Section 2.1 Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Kentucky and has the requisite corporate power and authority to carry on its business as now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Merger LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite limited liability company power and authority to carry on its business as now being conducted. Each Subsidiary (as hereinafter defined) of Parent that is a “Significant Subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Parent Material Adverse Effect (as hereinafter defined). Parent and each of its Subsidiaries that is a Significant Subsidiary are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 2.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 50,000,000 Parent Shares and 250,000 shares of preferred stock, no par value (the “Parent Preferred Stock”), of which 50,000 shares have been designated as Series A Junior Participating Preferred Stock. At the close of business on November 9, 2009, (i) 13,688,740 Parent Shares were issued and outstanding, all of which were validly issued, fully paid, nonassessable and free of preemptive rights; (ii) no Parent Shares were held in the treasury of Parent or by Subsidiaries of Parent; (iii) 246,336 Parent Shares were reserved for issuance pursuant to outstanding options, warrants or other rights to purchase or otherwise acquire Parent Shares under Parent’s plans or other arrangements or pursuant to any plans or arrangements assumed by Parent in connection with any acquisition, business combination or similar transaction (collectively, the “Parent Stock Plans”). Between November 9, 2009 and the date of this Agreement, except as set forth herein and except for the issuance of Parent Shares pursuant to the Parent Stock Plans, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Parent has 50,000 shares of Parent Preferred Stock reserved for issuance pursuant to the Rights Agreement, dated as of March 19, 2008, between the Company and National City Bank (the “Parent Rights Agreement”) providing for rights to acquire shares of Parent’s Series A Junior Participating Preferred Stock (the “Parent Rights”). All of the Parent Shares issuable upon conversion of Company Common Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except for (i) this Agreement and (ii) as set forth above, there are no options, warrants, calls, rights, puts or Contracts (as hereinafter defined) to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver, sell, redeem or otherwise acquire, or cause to be issued, delivered, sold, redeemed or otherwise acquired, any additional shares of capital stock (or other voting securities or equity equivalents) of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or Contract. As of the date of this Agreement, Parent does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. There are no Contracts to which Parent, its Subsidiaries or any of their respective officers or directors is a party concerning the voting of any capital stock of Parent or any of its Subsidiaries.

(b) Each outstanding share of capital stock (or other voting security or equity equivalent, as the case may be) of each Significant Subsidiary of Parent is duly authorized, validly issued, fully paid and nonassessable and, except for director or qualifying shares, each such share (or other voting security or equity equivalent, as the case may be) is owned by Parent or another Subsidiary of Parent, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Exhibit 21 to Parent’s Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission (the “SEC”), constituted a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC as of the date thereof.

(c) Section 2.2(c) of the Parent Letter sets forth a list as of the date of this Agreement of all Significant Subsidiaries and material Joint Ventures (as hereinafter defined) of Parent and the jurisdiction in which such Significant Subsidiary or material Joint Venture is organized. Section 2.2(c) of the Parent Letter also sets forth as of the date of this Agreement the nature and extent of the ownership and voting interests held by Parent in each such material Joint Venture. As of the date of this Agreement, Parent has no obligation to make any capital contributions, or otherwise provide assets or cash, to any material Joint Venture.

Section 2.3 Authority. On or prior to the date of this Agreement, the Boards of Directors of each of Parent and Merger Sub, and the managing member of Merger LLC has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Subsequent Merger, are, based in part upon the opinion referenced in Section 2.14, advisable and fair to and in the best interests of Parent, Merger Sub and Merger LLC, respectively, and their respective shareholders, stockholders and members and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and the Subsequent Merger. Each of Parent, Merger Sub and Merger LLC has all requisite corporate or limited liability power and authority, as the case may be, to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, Merger Sub and Merger LLC and the consummation by Parent, Merger Sub and Merger LLC of the transactions contemplated hereby, including the Merger and the

Subsequent Merger, have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Sub and Merger LLC, subject to the filing of appropriate merger documents as required by the DGCL and LLC Act. This Agreement and the consummation of the transactions contemplated hereby have been approved by the sole stockholder of Merger Sub and the sole member of Merger LLC. This Agreement has been duly executed and delivered by Parent, Merger Sub and Merger LLC and (assuming the valid authorization, execution and delivery of this Agreement by the Company and the validity and binding effect of this Agreement on the Company) except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), this Agreement constitutes the valid and binding obligation of Parent, Merger Sub and Merger LLC enforceable against each of them in accordance with its terms. The filing of a registration statement on Form S-4 with the SEC by Parent under the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the “Securities Act”), for the purpose of registering the Parent Shares to be issued in the Merger (together with any amendments or supplements thereto, whether prior to or after the effective date thereof, the “Registration Statement”) has been duly authorized by Parent’s Board of Directors. Parent has delivered or made available to the Company complete and correct copies of the Amended and Restated Certificate of Incorporation of Parent (the “Parent Charter”) and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), the Certificate of Incorporation and Bylaws of Merger Sub and the Certificate of Formation and Limited Liability Company Operating Agreement of Merger LLC.

Section 2.4 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 2.4 have been obtained and all filings and obligations described in this Section 2.4 have been made, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of (i) the Parent Charter or the Parent Bylaws, the Certificate of Incorporation or Bylaws of Merger Sub or the Certificate of Formation or Limited Liability Company Operating Agreement of Merger LLC; (ii) any material Contract applicable to Parent or any of its Subsidiaries or any of their respective properties or assets; or (iii) any judgment, order, decree, injunction, statute, Law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) or (iii), any such violations, defaults, rights or Encumbrances that would not, individually or in the aggregate, have a Parent Material Adverse Effect or materially impair the ability of Parent, Merger Sub or Merger LLC to perform their respective obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by Parent, Merger Sub or Merger LLC. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a “Governmental Entity”) is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent, Merger Sub or Merger LLC or is necessary for the consummation by Parent, Merger Sub or Merger LLC of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (together with the rules and regulations promulgated thereunder, the “HSR Act”), the Securities Act and the Securities Exchange Act of 1934 (together with the rules and regulations promulgated thereunder, the “Exchange Act”); (ii) the filing of the Certificate of Merger and the filing of the certificate of merger in connection with the Subsequent Merger, in each case with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required by state takeover laws (the “State Takeover Approvals”); (iv) such filings as may be required in connection with the Taxes described in Section 5.13; (v) applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”) and Nasdaq; and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Parent Material Adverse Effect or materially impair the ability of Parent, Merger Sub or Merger LLC to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by Parent, Merger Sub or Merger LLC.

Section 2.5 SEC Documents and Other Reports; Internal Controls and Procedures.

(a) Parent has timely filed with the SEC all documents required to be filed by it since January 1, 2007 under the Securities Act or the Exchange Act (the “Parent SEC Documents”). As of their respective filing dates, or, if amended, as of the date of the last amendment prior to the date of this Agreement, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of Parent included in the Parent SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date of this Agreement or as required by GAAP, Parent has not, between January 1, 2007 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on January 1, 2007.

(b) Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and (ii) the applicable rules and regulations of Nasdaq.

(c) Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2007 through the date of this Agreement relating to the Parent SEC Documents and all written responses of Parent thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the Knowledge of Parent, none of the Parent SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. To the Knowledge of Parent, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Parent.

(d) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Parent’s management’s most recently completed evaluation of Parent’s internal control over financial reporting prior to the date of this Agreement, (i) to the Knowledge of Parent, Parent had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) Parent does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

Section 2.6 Information Supplied. None of the information to be supplied by Parent, Merger Sub or Merger LLC for inclusion or incorporation by reference in the Registration Statement or the proxy statement/prospectus included therein relating to the Company Stockholder Meeting (as hereinafter defined) (together with any amendments or supplements thereto, the “Proxy Statement”) will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Company Stockholder Meeting, any event with respect to Parent, its officers and directors or any of its Subsidiaries shall occur which is required to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of the Company. The Registration Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Exchange Act.

Section 2.7 No Undisclosed Liabilities. Except as reflected or reserved against in the balance sheet of Parent dated September 30, 2009 included in the Form 10-Q filed by Parent with the SEC on October 28, 2009 (or described in the notes thereto), neither Parent nor any of its Subsidiaries has any debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, asserted or unasserted, including those arising under any Law, Action or any judgment, order, writ, award, preliminary or permanent injunction or decree of any Governmental Entity (an “Order”) or those arising under any Contract (“Liabilities”), except (a) Liabilities incurred since September 30, 2009, in the ordinary course of business consistent with past practice which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect and (b) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby.

Section 2.8 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date of this Agreement, since December 31, 2008, (i) Parent and its Subsidiaries have conducted their businesses, in all material respects, in the ordinary course of business consistent with past practice; (ii) there has not been any action taken or committed to be taken by Parent or any Subsidiary of Parent which, if taken following entry by Parent into this Agreement, would have required the consent of the Company pursuant to Section 4.2(a) or 4.2(b) and (iii) there has been no event, occurrence, fact, condition, effect, change or development which, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 2.9 Litigation. There is no material Action by or before any Governmental Entity or other Person pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of its or their respective properties or assets and neither Parent nor any of its Subsidiaries is subject to any Order.

Section 2.10 Permits and Compliance. Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Parent

Permits”), except where the failure to have any of the Parent Permits would not, individually or in the aggregate, have a Parent Material Adverse Effect, and, as of the date of this Agreement, no suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent (as hereinafter defined), threatened, except where the suspension or cancellation of any of the Parent Permits would not, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is in violation of (i) its charter, bylaws or other organizational documents; (ii) any applicable Law; or (iii) any Order, except, in the case of clauses (ii) and (iii), for any violations that would not, individually or in the aggregate, have a Parent Material Adverse Effect. No notice of any such violation or non-compliance has been received by Parent.

Section 2.11 Tax Matters. (i) Parent and each of its Subsidiaries have filed all federal, and all material state, local and foreign, Tax Returns (as hereinafter defined) required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete, except to the extent that any failure to so file or any failure to be correct and complete would not, individually or in the aggregate, have a Parent Material Adverse Effect; (ii) all Taxes (as hereinafter defined) shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained, except to the extent that any failure to so pay or so obtain such an extension would not, individually or in the aggregate, have a Parent Material Adverse Effect; (iii) no material issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) which if resolved adversely would have a Parent Material Adverse Effect are currently pending; (iv) all material deficiencies asserted in writing or assessments made in writing as a result of any examination of such Tax Returns by any taxing authority have been resolved; (v) during the past three years, neither Parent nor any of its Subsidiaries has been a distributing or controlled corporation in a transaction intended to qualify for tax-free treatment under Section 355 of the Code; and (vi) during the last five years, neither Parent nor any of its Subsidiaries has been a party to any so-called “listed transaction” identified by the IRS for which reporting was required.

Section 2.12 Ownership of Company Common Stock. None of Parent, Merger Sub or Merger LLC is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 2.13 ERISA. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) each Parent Plan (as hereinafter defined) complies in all respects with its terms, the terms of each applicable collective bargaining agreement, the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code and all other applicable statutes and governmental rules and regulations, (b) no Parent Plan, nor any trust created thereunder, has failed to satisfy the minimum funding standard as described in Section 302 of ERISA, whether or not waived, (c) neither Parent nor any ERISA Affiliate has withdrawn, and neither has knowledge of any facts or conditions that could result in a withdrawal, from any “multiemployer plan” (as defined in Section 3(37) of ERISA), and (d) no liability under Title IV of ERISA has occurred or is reasonably expected to occur.

Section 2.14 Opinion of Financial Advisor. Parent has received the written opinion of Imperial Capital, LLC, dated as of November 11, 2009, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration is fair to Parent from a financial point of view, a copy of which opinion has been delivered to the Company.

Section 2.15 No Vote Required. No vote of the holders of Parent Common Stock or any other securityholders of Parent is required under Nasdaq rules and regulations, by Law, by the Parent Charter or by the Parent Bylaws or otherwise in order for Parent to consummate the Merger, the Subsequent Merger and the transactions contemplated hereby and thereby.

Section 2.16 Reorganization. Neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would, to the Knowledge of Parent, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a)

of the Code. To the Knowledge of Parent, the representations set forth in the form of Parent Tax Certificate attached as Exhibit A to the Parent Letter are correct in all material respects as of the date hereof, assuming the Merger and Subsequent Merger occurred on the date hereof.

Section 2.17 Brokers. No broker, investment banker or other Person, other than Imperial Capital, LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 2.18 Financing. Parent and Merger Sub have, and will have at the Effective Time, sufficient funds available to consummate the transactions contemplated hereby (including, if applicable, Section 5.5).

Section 2.19 Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 2.20 Operations of Merger LLC. Merger LLC is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed or furnished with the SEC since January 1, 2007 but prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or in the letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Letter”), the Company represents and warrants to Parent, Merger Sub and Merger LLC as follows:

Section 3.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 100,000,000 Company Shares and (ii) 1,000,000 shares of preferred stock, $0.001 par value per share (“Company Preferred Stock”), of which (A) 400,000 shares have been designated as Series A Convertible Preferred Stock and (B) 100,000 shares have been designed as Series B Junior Participating Preferred Stock (the “Company Series B Preferred Stock”). At the close of business on November 9, 2009, (i) 42,826,170 Company Shares were issued and outstanding, all of which were validly issued, fully paid, nonassessable and free of preemptive rights; (ii) 1,099,335 Company Shares were held in the treasury of the Company and no Company Shares were held by Subsidiaries of the Company; (iii) 6,804,594 Company Shares were reserved for issuance pursuant to outstanding options (the “Company Stock Options”) to purchase Company Shares pursuant to the Youbet.com, Inc. Equity Incentive Plan (the “Company Stock Option Plan”), warrants or other rights to purchase or otherwise acquire the Company Shares; and (iv) no shares of Company Preferred Stock were reserved for issuance, other than 100,000 shares of Company Series B Preferred Stock reserved for issuance pursuant to the Rights Agreement, dated as of March 31, 2009, between the Company and American Stock Transfer & Trust Company LLC (the “Company Rights Agreement”) providing for rights to acquire shares of Company Series B Preferred Stock (the “Company Rights”). The Company Stock Option Plan is the only benefit plan of the Company or its Subsidiaries under which any securities of the Company or any of its Subsidiaries are issuable. Each Company Share which may be issued pursuant to the Company Stock Option Plan has been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid, nonassessable and free of preemptive rights. No shares of Company Preferred Stock are issued or outstanding. Except as set forth above and except for the issuance of Company Shares upon the exercise of Company Stock Options outstanding in accordance with the terms thereof, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. As of the date of this Agreement, except for (i) this Agreement and (ii) as set forth above, there are no options, warrants, calls, rights, puts or Contracts to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell, redeem or otherwise acquire, or cause to be issued, delivered, sold, redeemed or otherwise acquired, any additional shares of capital stock (or other voting securities or equity equivalents) of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or Contract. As of the date of this Agreement, the Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no Contracts to which the Company, its Subsidiaries or any of their respective officers or directors is a party concerning the voting of any capital stock of the Company or any of its Subsidiaries.

(b) Each outstanding share of capital stock (or other voting security or equity equivalent, as the case may be) of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable, and, except for director or qualifying shares, each such share (or other voting security or equity equivalent, as the case may be) is owned by the Company or another Subsidiary of the Company, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC, constituted a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC as of the date thereof.

(c) Section 3.2(c) of the Company Letter sets forth a list as of the date of this Agreement of all Subsidiaries and Joint Ventures of the Company and the jurisdiction in which such Subsidiary or Joint Venture is organized. Section 3.2 of the Company Letter also sets forth as of the date of this Agreement the nature and extent of the ownership and voting interests held by the Company in each such Joint Venture. As of the date of this Agreement, the Company has no obligation to make any capital contributions, or otherwise provide assets or cash, to any Joint Venture.

(d) Section 3.2(d) of the Company Letter sets forth a true, complete and correct list of all persons who, as of the date of this Agreement, held outstanding Company Stock Options indicating, with respect to each Company Stock Option then outstanding, the number of Company Shares subject to such Company Stock Option, and the exercise price, date of grant, vesting schedule and expiration date thereof.

Section 3.3 Authority. On or prior to the date of this Agreement, the Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the Subsequent Merger, are, based in part upon the opinion referenced in Section 3.23 below, advisable and fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and the Subsequent Merger, (iii) resolved to recommend the approval and adoption of this Agreement by the Company’s stockholders and (iv) directed that this Agreement be submitted to the Company’s stockholders for approval and adoption. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval and adoption of this Agreement by the stockholders of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger and the Subsequent Merger, have been duly authorized by all necessary corporate action on the part of the Company, subject to the filing of appropriate Merger and Subsequent Merger documents as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent, Merger Sub and Merger LLC and the validity and binding effect of this Agreement on Parent, Merger Sub and Merger LLC) except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), this Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The filing of the Proxy Statement with the SEC has been duly authorized by the Company’s Board of Directors. The Company has delivered or made available to Parent complete and correct copies of the Certificate of Incorporation, as amended, of the Company (the “Company Charter”) and the Company’s Amended and Restated Bylaws (the “Company Bylaws”) and the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each of its Subsidiaries.

Section 3.4 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 3.4 have been obtained and all filings and obligations described in this Section 3.4 have been made, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Company Charter or the Company Bylaws; (ii) the comparable charter or organizational documents of any of the Company’s Subsidiaries; (iii) any Company Contract; or (iv) any judgment, order, decree, injunction, statute, Law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (iv), any such violations, defaults, rights or Encumbrances that would not, individually or in the aggregate, have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by the Company. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation by the Company of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the HSR Act, the Securities Act and the Exchange Act; (ii) the filing of the Certificate of Merger and the filing of the certificate of merger in connection with the Subsequent Merger, in each case with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required to obtain the State Takeover Approvals; (iv) such filings as may be required in connection with the Taxes described in Section 5.13; (v) applicable requirements, if any, of Blue Sky Laws and Nasdaq; and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by the Company.

Section 3.5 SEC Documents and Other Reports; Internal Controls and Procedures.

(a) The Company has timely filed with the SEC all documents required to be filed by it since January 1, 2007 under the Securities Act or the Exchange Act (the “Company SEC Documents”). As of their respective filing dates, or, if amended, as of the date of the last amendment prior to the date of this Agreement, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Company SEC Documents filed with the SEC prior to the date of this Agreement or as required by GAAP, the Company has not, between January 1, 2007 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on January 1, 2007.

(b) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable rules and regulations of Nasdaq.

(c) The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2007 through the date of this Agreement relating to the Company SEC Documents and all written responses of the Company thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. To the Knowledge of Company, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(d) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, (i) to the Knowledge of the Company, the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) the Company does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Section 3.6 Information Supplied. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Stockholder Meeting any event with respect to the Company, its officers and directors or any of its Subsidiaries shall occur which is required at that time to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of the Company. The Registration Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Exchange Act.

Section 3.7 No Undisclosed Liabilities. Except as reflected or reserved against in the balance sheet of the Company dated June 30, 2009 included in the Form 10-Q/A filed by the Company with the SEC on September 8, 2009 (or described in the notes thereto), neither the Company nor any of its Subsidiaries has any Liabilities, except (a) Liabilities incurred since June 30, 2009, in the ordinary course of business consistent with past practice which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and (b) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby.

Section 3.8 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed with the SEC prior to the date of this Agreement, since December 31, 2008, (i) the Company and its Subsidiaries have conducted their businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) there has not been any action taken or committed to be taken by the Company or any Subsidiary of the Company which, if taken following entry by the Company into this Agreement, would have required the consent of Parent pursuant to Section 4.1(a), 4.1(b), 4.1(d), 4.1(e), 4.1(f), 4.1(k), 4.1(l) or 4.1(o), (iii) the Company has not filed any Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any material Tax election or changed any material Tax accounting method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, except as required by applicable Law and (iv) there has been no event, occurrence, fact, condition, effect, change or development which, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

Section 3.9 Litigation. There is no material Action by or before any Governmental Entity or other Person pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of its or their respective properties or assets and neither the Company nor any of its Subsidiaries is subject to any Order.

Section 3.10 Permits and Compliance. Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not, individually or in the aggregate, have a Company Material Adverse Effect, and, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company (as hereinafter defined), threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of (i) its charter, bylaws or other organizational documents; (ii) any applicable Law; or (iii) any Order, except, in the case of clauses (ii) and (iii), for any violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. No notice of any such violation or non-compliance has been received by the Company or any of its Subsidiaries.

Section 3.11 Properties.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 3.11(b) of the Company Letter sets forth a true, correct and complete list of all real property leases, subleases and other occupancy arrangements to which the Company or any of its Subsidiaries is a party and each amendment thereto (the “Real Property Leases”). Each premises subject to a Real Property Lease is hereinafter referred to as a “Leased Property.” The Company has made available to Parent a true, correct and complete copy of each Real Property Lease. Neither the Company nor any of its Subsidiaries has transferred, mortgaged or assigned any interest in any such Real Property Lease, nor has the Company nor any of its Subsidiaries subleased or otherwise granted rights of use or occupancy of any of the premises described therein to any other Person. With respect to each Real Property Lease: (i) such Real Property Lease is in full force and effect and is valid and binding on the Company and its Subsidiaries, as applicable and, to the Knowledge of the Company, each other party thereto and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law); (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party to such Real Property Lease, is in material breach or violation of, or in material default under, such Real Property Lease; (iii) the Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Property under such Real Property Lease has not been disturbed in any material respect and, to the Knowledge of the Company, there are no disputes with respect to such Real Property Lease; (iv) neither the Company nor any of its Subsidiaries owes any brokerage commissions or finder’s fees with respect to such Real Property Lease; (v) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would result in such a material breach or violation of, or a material default under, such Real Property Lease, or permit the termination, modification or acceleration of rent under such Real Property Lease; (vi) there is no pending, or to the Knowledge of the Company, threatened condemnation or similar proceeding affecting any Leased Property and (vii) the use and occupancy of the Leased Property by the Company or its Subsidiaries complies, in all material respects, with all applicable zoning restrictions or other Laws.

(c) Each of the Company and its Subsidiaries, in all material respects, (i) has good and valid title to all of its properties, assets and other rights that would not constitute real property (other than Intellectual Property), free and clear of all Encumbrances and (ii) owns, has valid leasehold interests in or valid contractual rights to use, all of the assets, tangible and intangible (other than Intellectual Property), used by its business free and clear of all Encumbrances, in each case, except for Permitted Encumbrances.

Section 3.12 Tax Matters. (i) The Company and each of its Subsidiaries have filed all federal, and all material state, local and foreign Tax Returns required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete in all material respects; (ii) all material Taxes shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained; (iii) the Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes; (iv) any federal income Tax Returns referred to in clause (i) have been examined by the IRS or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) no material issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending; (vi) all material deficiencies asserted or assessments made in writing as a result of any examination of such Tax Returns by any taxing authority have been paid in full; (vii) during the past three years, neither the Company nor any of its Subsidiaries has been a distributing or controlled corporation in a transaction intended to qualify for tax-free treatment under Section 355 of the Code; (viii) no withholding is required under Section 1445 of the Code in connection with the Merger; (ix) during the last five years, neither the Company nor any of its Subsidiaries has been a party to any so-called “listed transaction” identified by the IRS; (x) the Company has not waived any statute of limitations in respect of Taxes and (xi) there are no liens for Taxes upon the assets of the Company except Permitted Encumbrances.

Section 3.13 Company Rights Agreement. The Company has amended the Company Rights Agreement to (i) render the Company Rights Agreement inapplicable to the Merger and the transactions contemplated hereby and (ii) provide that Parent shall not be deemed an Acquiring Person (as defined in the Company Rights Agreement), the Distribution Date (as defined in the Company Rights Agreement) shall not be deemed to occur and the Company Rights will not separate from the shares of Company Common Stock as a result of entering into this Agreement or consummating the Merger or the other transactions contemplated hereby.

Section 3.14 Certain Agreements.

(a) Except as filed as exhibits to the Company SEC Documents filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act); (ii) any Contract which materially limits or restricts the manner or localities in which the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) may conduct business or which contains most favored nation pricing or exclusivity or non-solicitation provisions with respect to customers or suppliers; (iii) any Contract which requires any payment by the Company or its Subsidiaries in excess of $100,000 in any year and which is not terminable within one year without penalty, or which requires any payment to the Company or its Subsidiaries in excess of $100,000 in any year and which is not terminable within one year without penalty; (iv) any Contract relating to or guaranteeing indebtedness for borrowed money to the extent the aggregate principal amount outstanding thereunder exceeds $100,000; (v) since January 1, 2005, any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets, indemnity insurance or otherwise); (vi) any Employee Agreement (as hereinafter defined); (vii) any Contract of indemnification or any guaranty by the Company or any of its Subsidiaries other than any Contract entered into in connection with the sale or license by the Company or any of its Subsidiaries of products or services in the ordinary course of business, (viii) any Contract to provide the full source code owned by the Company to any third party (other than to consultants or contractors of the Company that are subject to appropriate and reasonable contractual non-disclosure obligations with respect to such source code) for any software product or technology that is material to the Company and its Subsidiaries, taken as a whole; (ix) any material Contract, other than end-user licenses, sale Contracts and related maintenance and support Contracts and other licenses or agreements entered into in the ordinary course of business, to license any third party to use, manufacture or reproduce any Company product, service or Intellectual Property Right or any material Contract to sell, distribute or market any Company product, service or Intellectual Property Right; (x) any settlement Contract which materially affects the conduct of the Company’s or any of its Subsidiaries’ businesses; (xi) any Contract related to pari-mutuel wagering rights or source market or market access fees; and (xii) any Contract related to the formation and/or governance of a Joint Venture, strategic alliance or other similar arrangement. The Company has previously made available to Parent complete and correct copies of each Contract of the type described in this Section 3.14 which was entered into prior to the date of this Agreement. All Contracts of the type described in this Section 3.14 shall be referred to as “Company Contracts” regardless of whether they were entered into before or after the date of this Agreement.

(b) All of the Company Contracts are valid and in full force and effect (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Company Contract, except such challenges which would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, none of the other parties thereto, is in breach of any provision of, or committed or failed to perform any act which (with or without notice or lapse of time or both) would constitute a default under the provisions of, any Company Contract, except for those violations and defaults which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) Section 3.14(c) of the Company Letter sets forth the total amount of indebtedness owed to the Company or its Subsidiaries from each officer or director of the Company and its Subsidiaries.

Section 3.15 ERISA.

(a) Each material Company Plan is listed in Section 3.15(a) of the Company Letter. With respect to each such material Company Plan, to the extent applicable, the Company has delivered to Parent a true and correct copy of (i) the three (3) most recent annual reports (Forms 5500) filed with the IRS; (ii) each such Company Plan that has been reduced to writing and all amendments thereto; (iii) each trust, insurance and administrative Contract relating to each such Company Plan; (iv) a written summary of each unwritten Company Plan; (v) the most recent summary plan description or other written explanation of each Company Plan provided to participants; (vi) the most recent determination or opinion letter issued by the IRS with respect to any Company Plan intended to be qualified under Section 401(a) of the Code; (vii) any request for a determination currently pending before the IRS; and (viii) all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation relating to any outstanding inquiry, controversy or audit that would reasonably be expected to result in a material liability. Each Company Plan complies in all material respects with ERISA, the Code and all other applicable statutes and governmental rules and regulations, and the plan sponsor of each Company Plan is in compliance in all material respects with all filing and disclosure requirements imposed on it with respect to such Company Plans. Neither the Company nor any ERISA Affiliate sponsors, contributes to, or has any liability with respect to (x) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), a multiemployer plan (as defined in Section 3(37) of ERISA), or a multiple employer plan subject to Section 4063 or 4064 of ERISA, (y) a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA) or (z) a plan subject to Section 302 of ERISA or Section 412 of the Code.

(b) Neither the Company nor any ERISA Affiliate has any material liability of any kind whatsoever, whether known or unknown, direct, indirect, contingent or otherwise, (i) on account of any violation of the health care requirements of Part 6 or 7 of Subtitle B of Title I of ERISA or Section 4980B or 4980D of the Code, (ii) under Section 502(i) or 502(l) of ERISA or Section 4975 of the Code, (iii) under Section 302 of ERISA or Section 412 of the Code or (iv) under Title IV of ERISA. No fiduciary (within the meaning of Section 3(21) of ERISA) of any Company Plan subject to Part 4 of Subtitle B of Title I of ERISA has committed a breach of fiduciary duty with respect to that Company Plan that could subject such fiduciary, the Company or any of the Subsidiaries of the Company to any material liability. There is no pending or, to the Knowledge of the Company, threatened action, claim or lawsuit relating to any Company Plan (other than routine claims for benefits) that could result in a material liability. There is no audit, inquiry or examination pending or, to the Knowledge of the Company, threatened by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental body with respect to any Company Plan. All Company Plans that are intended by their terms to be, or are otherwise treated by the Company as, qualified under Section 401(a) of the Code have received a favorable determination or opinion letter from the IRS (or a timely application for such determination or opinion is now pending), and no loss of such qualification nor material penalty under the IRS Closing Agreement Program is reasonably expected to result if an IRS audit or investigation were to occur. Neither the Company nor any of its Subsidiaries has any liability or obligation under any Company Plan to provide health or life insurance benefits after termination of employment to any person other than as required by Section 4980B of the Code or applicable state law.

(c) Except to the extent set forth in Section 5.5, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will or is reasonably expected to (i) entitle any current or former director, officer, employee or consultant of a Company to any payment (including severance pay or similar compensation), any cancellation of indebtedness, or any increase in compensation, (ii) result in the acceleration of payment, funding or vesting under any material Company Plan or (iii) result in any increase in benefits payable under any material Company Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of section 280G of the Code, or would constitute an “excess parachute payment” if such amounts were subject to the provisions of section 280G of the Code.

(d) Each Company Plan which is a nonqualified deferred compensation plan within the meaning of, and subject to, Section 409A of the Code has been at all times administered, operated and maintained in all respects in accordance with its terms and according to the requirements of Section 409A of the Code, except for any failure that would not result in a material liability to the Company. No person is entitled to receive any tax “gross up” payment from the Company or any of its Subsidiaries as a result of the imposition of a Tax under Section 409A or 4999 of the Code.

(e) With respect to each Company Plan not subject to United States law (a “Company Foreign Benefit Plan”), except for any failure that would not impose a material liability on the Company, (i) the fair market value of the assets of each funded Company Foreign Benefit Plan, the liability of each insurer for any Company Foreign Benefit Plan funded through insurance or the reserve shown on the consolidated financial statements of the Company included in the Company SEC Documents for any unfunded Company Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country specific actuarial assumptions and valuations and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations and (ii) each Company Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with the appropriate regulatory authorities.

(f) Except for any occurrence that would not impose a material liability on the Company, the Company, with respect to employees outside of the United States, (i) is not under any legal liability to pay pensions, gratuities, superannuation allowances or the like to any past or present directors, officers, employees or dependents of employees; (ii) has not made ex-gratia or voluntary payments by way of superannuation allowance or pension; and/or (iii) does not maintain and has not contemplated any pension schemes or arrangements for payment of the pensions or death benefits or similar arrangements.

Section 3.16 Compliance with Worker Safety and Environmental Laws. The properties, assets and operations of the Company and its Subsidiaries are in compliance with all applicable federal, state, local and foreign Laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, “Worker Safety Laws”) and the protection and clean-up of the environment and activities or conditions related thereto, including those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, “Environmental Laws”), except for any violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued

compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.17 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining Contract or any labor Contract. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice or violation of state or local labor, wage and hour, or employment laws with respect to any Persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries (the “Company Business Personnel”), and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries by the National Labor Relations Board, the California Labor Commissioner, any comparable state or federal agency, or any other third party with respect to the Company Business Personnel, except where such unfair labor practice, complaint, grievance or other administrative or judicial complaint, action or investigation would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries which may interfere with the respective business activities of the Company or any of its Subsidiaries, except where such dispute, strike or work stoppage would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.18 Intellectual Property.

(a) Except for computer software licensed pursuant to a “shrink-wrap” or “click-wrap” agreement or pursuant to a commercially available license agreement with annual license fees less than $50,000, the Company and its Subsidiaries either own, free and clear of all Encumbrances except Permitted Encumbrances, or have a perpetual royalty-free right to use under a valid and enforceable license or other agreement, all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property Rights”), as are necessary to conduct the business of the Company and its Subsidiaries as currently conducted by the Company and its Subsidiaries. Following the Closing, the Company and its Subsidiaries will continue to have in all material respects all such Intellectual Property Rights. Neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party in the past six (6) years. To the Knowledge of the Company, no third party is currently infringing, misappropriating or violating, in any material respect, any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries.

(b) Section 3.18(b) of the Company Letter contains a list as of the date of this Agreement of (i) all material registered United States, state and foreign trademarks, service marks, logos, trade dress and trade names and pending applications to register the foregoing; (ii) all United States and material foreign patents and patent applications, (iii) all material registered United States and foreign copyrights and pending applications to register the same and (iv) all registered domain names, in each case owned by the Company and its Subsidiaries.

(c) Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, as of the date of this Agreement there are no actions, suits or claims or administrative proceedings or investigations pending or, to the Knowledge of the Company, threatened that challenge or question the Company’s ownership or right to use Intellectual Property Rights of the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of or otherwise protect and enforce their rights in all Intellectual Property Rights owned by them (“Owned Intellectual Property Rights”), and to protect and preserve through the use of customary non-disclosure agreements the confidentiality of all confidential information that is owned or held by the Company and its Subsidiaries and used in the conduct of the business. To the Knowledge of Company, such confidential information has not been used, disclosed to or discovered by any Person except as permitted pursuant to valid non-disclosure agreements which have not been breached.

(e) During the past six (6) years, to the Knowledge of the Company, all personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of the Owned Intellectual Property Rights (i) have been and are a party to “work-for-hire” arrangements with Company or one of its Subsidiaries or (ii) have assigned to Company or one of its Subsidiaries all ownership of all tangible and intangible property arising in connection with the conception or development of such Owned Intellectual Property Rights.

Section 3.19 Information Technology; Security and Privacy.

(a) All information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, necessary to the conduct of the business of the Company and its Subsidiaries (collectively, “Company IT Systems”) have been maintained, in all material respects, in accordance with reasonable and commercial standards suggested by the manufacturer of third-party-owned systems or in accordance with standards reasonably prudent in the entertainment industry and the electronic commerce industry, that are designed to encourage proper operation, monitoring and use. The Company IT Systems are currently in good working condition with respect to the performance of information technology operations necessary to conduct the business of the Company and its Subsidiaries in all material respects. The Company and its Subsidiaries have in place a commercially reasonable disaster recovery program that provides for the regular back-up of, and addresses recovery of, the data and information necessary to the conduct of the business of the Company and its Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course), and as of the date hereof, such disaster recovery program operates under normal circumstances without material disruption to, or material interruption in, the conduct of the business of the Company and its Subsidiaries.

(b) All right, title and interest in and to the confidential and proprietary data included in the Owned Intellectual Property Rights that is material to the business of the Company and its Subsidiaries and contained in any database used or maintained by the Company or its Subsidiaries (collectively, the “Company Data”) is owned by the Company or a Subsidiary, free and clear of all Encumbrances except Permitted Encumbrances. All computer programs included within the Owned Intellectual Property Rights are not licensed pursuant to a so-called “open source” license and do not incorporate and are not based on any computer programs that are licensed pursuant to a so-called “open source” license.

(c) The Company and its Subsidiaries have established and are in material compliance with written information security procedures covering the Company and its Subsidiaries that are in accordance with current standards reasonable in the entertainment industry and the electronic commerce industry, and that the Company believes in good faith are reasonable and sufficient to protect Company Data and provide reasonable assurance that adequate internal controls can be maintained over Company IT Systems, and (i) includes reasonable safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary Company Data and (ii) is designed to protect against unauthorized access to the Company IT Systems, Company Data and the systems of any third party service providers that have access to (A) Company Data or (B) Company IT Systems.

(d) The Company and its Subsidiaries have operated their businesses in compliance, in all material respects, with all applicable Laws relating to wagering transactions, horseracing, data collection, privacy, marketing and all contractual requirements that regulate or limit the maintenance, use or transmission of customer information made available to or collected by the Company in connection with the operation of the business of the Company and its Subsidiaries and has implemented in all material respects all confidentiality, security, protective and other measures required by those applicable Laws and contractual requirements. With respect to applicable Laws related to privacy and security and all privacy and security commitments undertaken by the Company in any policy, contract or promise regarding protections for, or restrictions on the use, storage, transfer, disposal or other processing of, personally identifiable information (“Personal Data”) collected, maintained, disposed of or otherwise processed by or on behalf of the Company (the “Privacy Commitments”), (i) the Company is in compliance, in all material respects, with the Privacy Commitments; (ii) the transactions contemplated by this Agreement will not violate any of the Privacy Commitments; (iii) the Company has not received written (or, to the Knowledge of the Company, oral) inquiries from any Governmental Entity regarding the Privacy Commitments; (iv) the Privacy Commitments have not been rejected in any material respect by any applicable certification organization that has reviewed such Privacy Commitments or to which any such Privacy Commitment has been submitted; (v) the Company has confidentiality and data security agreements in place with all affiliates, vendors or other persons whose relationship with the Company involves the collection, use, disclosure, storage, disposal or processing of Personal Data on behalf of the Company, and such agreements require confidentiality and data security obligations consistent with current standards reasonable in the entertainment industry and the electronic commerce industry; and (vi) the Company has adopted and implements, in all material respects, and has designated an appropriately senior Company employee to be responsible for, a comprehensive written information security plan (“Information Security Plan”) designed to protect the security, integrity and confidentiality of Personal Data, and to protect Personal Data in the Company’s possession or control, or in the possession or control of the Company’s agents, vendors or service providers, from unauthorized access by third Persons, including the Company’s employees and contractors, and which Information Security Plan complies with all applicable Laws, Privacy Commitments and standards prudent in the entertainment industry and the electronic commerce industry, including appropriate administrative, physical and technical safeguards, including encryption. To the Knowledge of the Company, there has been no unauthorized or illegal collection, disclosure, transfer, use of, processing, disposal or access to any Personal Data in the possession or control of the Company, or on behalf of the Company, in any material respect.

Section 3.20 Customer Approval. Since January 1, 2008, the Company and its Subsidiaries have undertaken the verifications described in Section 3.20 of the Company Letter with respect to all new customers prior to such customers placing any wagers; and the verification procedures described in Section 3.20 of the Company Letter comply in all material respects with all applicable Laws.

Section 3.21 Advance Deposits.

(a) All advance deposit wagering conducted by the Company and its Subsidiaries was conducted in accordance with all applicable Laws in all material respects, and the policies and procedures of the Company and its Subsidiaries applicable to advance deposit wagering comply, and have at all times complied, in all material respects, with all applicable Laws.

(b) All withdrawals from all accounts established by or on behalf of the Company and its Subsidiaries for wagering activity, deposit or other purposes were used solely for the purposes authorized by the account holder.

(c) The Company and its Subsidiaries have withheld and reported to the Internal Revenue Service in all material respects all wagers placed by U.S. residents or citizens to the extent required by applicable Laws.

(d) Neither the Company nor its Subsidiaries nor any of their respective directors, officers, employees, agents or representatives, nor any Person acting for or on behalf of the Company or its Subsidiaries, has violated the Bank Secrecy Act, USA PATRIOT Act, or the Money Laundering and Financial Crimes Strategy Act of 1998 in connection with the operation of the business of the Company and its Subsidiaries in any material respect. The Company and its Subsidiaries, the businesses of the Company and its Subsidiaries and employees, agents, and representatives thereof, as well as all Persons acting for or on behalf thereof, are in compliance in all material respects with the USA PATRIOT Act, the Bank Secrecy Act, the Money Laundering and Financial Crimes Strategy Act of 1998 as well as any recommendations made by the Financial Act Task Force Against Money

Laundering in connection with the operation of the business of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any notice from the Department of the Treasury or any other Governmental Entity regarding the violation of any money laundering statues, including the statutes cited in this Section 3.21(d).

Section 3.22 Insurance. The Company has made available to Parent prior to the date of this Agreement copies of all material insurance policies which are maintained by the Company or its Subsidiaries or which names the Company or any of its Subsidiaries as an insured (or loss payee), including those which pertain to the Company’s or its Subsidiaries’ assets, employees or operations. All such insurance policies are in full force and effect and all premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries is in breach of, or default under, in any material respect, any such insurance policy and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries have received notice of cancellation of any such insurance policy. There is no material claim by the Company or any of its Subsidiaries pending under any such insurance policy covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 3.23 Opinion of Financial Advisor. The Company has received the written opinion of Moelis & Company LLC, dated as of November 10, 2009, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration is fair to the Company’s stockholders from a financial point of view, a copy of which opinion has been delivered to Parent.

Section 3.24 State Takeover Statutes; Certain Charter Provisions. The Board of Directors of the Company has, to the extent such statutes are applicable, taken all action (including appropriate approvals of the Board of Directors of the Company) necessary to exempt Parent, its Subsidiaries and Affiliates, the Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL. The Board of Directors of the Company has taken all action (including appropriate approvals of the Board of Directors of the Company) necessary to exempt or render inapplicable the provisions of Article NINTH of the Company Charter with respect to Parent, its Subsidiaries and Affiliates, the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, and to the Knowledge of the Company, no other state takeover statutes or charter or bylaw provisions are applicable to the Merger and/or the Subsequent Merger, this Agreement or the transactions contemplated hereby.

Section 3.25 Required Vote of Company Stockholders. The affirmative vote of the holders of a majority of the outstanding Company Shares is required to approve and adopt this Agreement. No other vote of the securityholders of the Company is required by Law, the Company Charter, the Company Bylaws or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

Section 3.26 Reorganization. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would, to the Knowledge of the Company, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code. To the Knowledge of the Company, the representations set forth in the form of Company Tax Certificate attached as Exhibit A to the Company Letter are correct in all material respects as of the date hereof, assuming the Merger and Subsequent Merger occurred on the date hereof.

Section 3.27 Brokers. No broker, investment banker or other Person, other than Moelis & Company LLC, the fees and expenses of which will be paid by the Company (as reflected in an agreement between Moelis & Company LLC and the Company, dated November 24, 2008, a copy of which has been furnished to Parent), is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Conduct of Business Pending the Merger. Except as expressly permitted by clauses (a) through (s) of this Section 4.1, during the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct, in all material respects, its business in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be materially unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except (i) as otherwise expressly contemplated by this Agreement, (ii) as reasonably contemplated to comply with the Company’s or the Board of Directors’ of the Company fiduciary obligations in a manner consistent with Section 4.3, (iii) as required by the terms of any Contract set forth on Section 4.1 of the Company Letter, in each case existing on the date hereof between the Company or any of its Subsidiaries and any other Person or (iv) as otherwise set forth in Section 4.1 of the Company Letter, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such other than dividends or distributions from wholly owned Subsidiaries of the Company to the Company or other wholly owned Subsidiary of the Company, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) purchase, redeem or otherwise acquire, or modify or amend, any shares of capital stock of the Company or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities or (iv) redeem the rights issued under the Company Rights Agreement or amend or terminate the Company Rights Agreement prior to the Effective Time other than in the case of Section 4.1(a)(i)-(iv), (A) to render the Company Rights Agreement inapplicable to the Merger, this Agreement, the Voting Agreements executed by stockholders of the Company and the transactions contemplated hereby and thereby, (B) as required to do so by a court of competent jurisdiction (in which case, to the extent permitted by such court of competent jurisdiction, the Company shall provide Parent with written notice at least three (3) Business Days prior to taking any such action), (C) to preserve the net operating losses of the Company following the Closing or (D) to effectuate the Merger and the transactions contemplated hereby;

(b) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries (i) authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber or agree or commit to issue, deliver, sell, pledge, dispose of, grant, transfer or encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options of any kind to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than the issuance of Company Shares (and the associated Company Rights in accordance with the Rights Agreement) upon the exercise of Company Stock Options outstanding on the date of this Agreement, in each case, in accordance with their terms, (ii) enter into any amendment of any term of any of its outstanding securities or (iii) accelerate the vesting of any options, warrants or other rights of any kind to acquire any shares of capital stock to the extent that such acceleration of vesting does not occur automatically under the terms of any such interests or plans governing such interests;

(c) amend or publicly propose to amend its certificate of incorporation or bylaws or other comparable organizational documents;

(d) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than assets acquired in the ordinary course of business consistent with past practice and not material to the Company and its Subsidiaries, taken as a whole;

(e) sell, transfer, lease, license (as licensor of Intellectual Property Rights of the Company), mortgage, pledge, encumber or otherwise dispose of any of its properties or assets, other than sales, leases, licenses or disposals of products or services in the ordinary course of business consistent with past practice and not material to the Company and its Subsidiaries, taken as a whole;

(f) (i) incur, assume or modify any indebtedness for borrowed money, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise), any such indebtedness for borrowed money of another Person or make any loans, advances or capital contributions to, or other investments in, any other Person, other than (A) indebtedness, obligations, loans, advances, capital contributions and investments between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries, (B) (x) letters of credit required under applicable Law to be issued in connection with the operation of the Company’s advance deposit wagering business or otherwise not exceeding $100,000 in the aggregate, (y) indebtedness incurred under the revolving portion of the Company’s existing credit facility and any other facility permitted pursuant to clause (C) and (z) other indebtedness incurred in the ordinary course of business not to exceed $100,000 in the aggregate (excluding any drawn letters of credit permitted pursuant to this clause (B)); (C) refinancings, refundings or replacements of indebtedness (including letters of credit permitted pursuant to clause (B)(x)), guarantees and investments in existence on the date hereof, provided that the outstanding principal amount is not materially increased thereby; and (D) indemnification advances to directors and officers pursuant to applicable Law, the Company Bylaws, and/or indemnification agreements existing as of the date hereof; (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, (iii) enter into any “keep well” or other agreement to maintain any financial statement condition of another Person other than any of the wholly owned Subsidiaries of the Company or (iv) enter into any arrangement having the economic effect of any of the foregoing;

(g) alter (including through merger, liquidation, dissolution, reorganization, restructuring or recapitalization) the corporate structure or ownership of the Company or any Subsidiary;

(h) enter into, adopt or amend any (x) Company Plan for the purpose of increasing benefits to the Company’s or its Subsidiaries’ employees, where as a result of such amendment or adoption, as applicable, the cost to the Company of providing such increased benefits will exceed $250,000 in the aggregate during the twelve months immediately following such amendment or adoption or (y) employment or consulting Contract other than in the ordinary course of business, except, in each case, as required by applicable Law or the terms of this Agreement; provided, however, that in the case of clauses (x) and (y), the Company agrees that it shall first consult with Parent prior to taking any such action that would otherwise be permitted without Parent’s prior written consent pursuant to this Section 4.1(h) (it being understood and agreed that any breach by the Company of the proviso in this Section 4.1(h) shall not be taken into account for purposes of Section 6.3(a));

(i) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not officers of the Company or any of its Subsidiaries) or grant any severance or termination pay to, or enter into or amend any employment or severance Contract with, any current or former director or officer of the Company or any of its Subsidiaries other than as required by Law, a Contract or any Company Plan in existence on the date hereof, or establish, adopt, enter into or, except as may be required to comply with applicable Law, amend or take action to enhance or accelerate any rights or benefits under, any labor, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee (without limiting the foregoing, for the avoidance of doubt, this Section 4.1(i) shall not prohibit the Company or its Subsidiaries from paying and/or accruing bonuses to, or with respect to, their respective employees in the ordinary course of business);

(j) knowingly violate or knowingly fail to perform in any material respect any obligation or duty imposed upon it or any Subsidiary by any applicable material federal, state or local Law, rule, regulation, guideline or ordinance;

(k) make or adopt any change to its accounting methods, practices or policies (other than actions required to be taken by GAAP or under applicable Law as communicated to the Company by its independent auditors);

(l) except as required by applicable Law, prepare or file any Tax Return in a manner that is materially inconsistent with past practice or, on any such Tax Return, take any position, make or change any election or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(m) enter into, materially amend, cancel, terminate, extend or request any material change in, or agree to any material change in, any Company Contract, other than in the ordinary course of business consistent with past practice;

(n) from January 1, 2010 through December 31, 2010, authorize, or enter into any commitment for, capital expenditures exceeding $2,650,000 in the aggregate;

(o) waive, release or assign any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent Company SEC Documents filed prior to the date of this Agreement, or incurred in the ordinary course of business consistent with past practice;

(p) initiate any material litigation or arbitration proceeding or settle or compromise any material litigation or arbitration proceeding;

(q) enter into any agreement or arrangement that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC (subject to clauses (h) and (i) above, other than compensation arrangements with the Company’s and its Subsidiaries’ employees, officers and directors) or other agreements or arrangements in the ordinary course of business consistent with past practice;

(r) (i) enter into (A) any material line of business in the United States other than the line of business in the United States in which the Company and its Subsidiaries is currently engaged or (B) any line of business outside of the United States other than the line of business outside of the United States in which the Company and its Subsidiaries is currently engaged, in each case as of the date of this Agreement or (ii) distribute products or services (A) in the United States other than the products and services that the Company and its Subsidiaries are currently distributing in the United States or (B) to any country outside the United States other than the products and services that the Company and its Subsidiaries are currently distributing outside the United States, in each case as of the date of this Agreement; or

(s) authorize, recommend, publicly propose or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

Section 4.2 Conduct of Business Pending the Merger. Except as (x) otherwise expressly contemplated by this Agreement, (y) required by the terms of any Contract existing on the date hereof between Parent or any of its Subsidiaries and any other Person or (z) as otherwise set forth in Section 4.2 of the Parent Letter, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, other than (A) annual aggregate cash dividends by Parent to its stockholders with respect to Parent Common Stock not in excess of $0.50 per share with usual declaration, record and payment dates or (B) dividends or distributions paid or made by any wholly owned Subsidiary of Parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except with respect to any transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary of Parent after consummation of such transaction, (iii) purchase, redeem or otherwise acquire, or modify or amend, any shares of capital stock of Parent or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities, other than (A) in the ordinary course of business consistent with past practice in connection with any net share settlement or Tax withholding pursuant to any Parent Plans or (B) repurchases, redemptions or other acquisitions of the capital stock of Parent or any Subsidiary pursuant to any plans, arrangements or contracts between Parent or any of its Subsidiaries existing on the date hereof in an amount not to exceed 5% of the fully diluted number of shares of Parent capital stock outstanding after giving effect to the Merger, (iv) redeem the rights issued under the Parent Rights Agreement or amend or terminate the Parent Rights Agreement prior to the Effective Time other than (A) as required to do so by a court of competent jurisdiction (in which case, to the extent permitted by such court of competent jurisdiction, Parent shall provide the Company with written notice at least three Business Days prior to taking any such action), (B) as required to comply with the Parent Board of Director’s fiduciary obligations or (C) in response to a shareholder proposal or in response to a request or recommendation from an institutional shareholder or institutional shareholder service if, in each case, such action would not adversely affect the consummation of the Merger, in any material respect, or affect the holders of Company Common Stock whose shares are converted into Parent Common Stock at the Effective Time in a manner different, in any material respect, than holders of Parent Common Stock prior to the Effective Time or (v) amend, modify or waive any material provision of the Stockholder’s Agreement, dated as of September 8, 2000, among Parent and the stockholders from time to time party thereto in a manner that would adversely affect the consummation of the Merger or affect the holders of Company Common Stock whose shares are converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(b) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries (i) authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber or agree or commit to issue, deliver, sell, pledge, dispose of, grant, transfer or encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options of any kind to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than (A) the issuance of Parent Shares upon the exercise of options to purchase Parent Common Stock or the issuance of Parent Shares in settlement of, or upon exercise or conversion of, any other equity-based compensation award of Parent under a Parent Plan, (B) the issuance of any securities of Parent pursuant to a Parent Plan, (C) the issuance of Parent Shares or other securities of Parent in connection with bona fide acquisitions, mergers, strategic partnership transactions or similar transactions not prohibited by Section 4.2(d) or (D) the issuance of Parent Shares or other securities of Parent in connection with Parent’s general capital raising efforts or (ii) enter into any amendment of any material term of any of its outstanding securities;

(c) amend the Parent Charter or the Parent Bylaws in a manner that would adversely affect the consummation of the Merger or affect the holders of Company Common Stock whose shares are converted into

Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(d) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any totalisator business or any advance deposit wagering business; or

(e) authorize, recommend, publicly propose or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

Section 4.3 No Solicitation.

(a) From the date of this Agreement until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the terms of this Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any officer, director or employee of or any financial advisor, attorney or other advisor or representative (“Representatives”) of, the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage the submission of, any Alternative Proposal (as hereinafter defined); (ii) enter into any letter of intent or agreement in principle or any agreement providing for, relating to or in connection with, any Alternative Proposal; (iii) approve, endorse or recommend any Alternative Proposal or (iv) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Third Party any information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes any Alternative Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 4.3(a) by any of the Company or its Subsidiaries or their respective directors, officers, employees or Representatives shall be deemed to be a breach of this Section 4.3(a) by the Company. The Company will, and will cause each of its Subsidiaries and each of the directors, officers, employees and Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Alternative Proposal. The Company agrees that it will take the necessary steps to promptly inform its directors, officers, employees and Representatives of the obligations undertaken in this Section 4.3.

(b) Notwithstanding anything to the contrary contained in Section 4.3(a) or elsewhere in this Agreement, in the event that the Company receives after the date of this Agreement and prior to obtaining the Company Stockholder Approval, an unsolicited, bona fide Alternative Proposal that the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) would be, or would be reasonably likely to lead to, a Superior Proposal, the Company may, in response to such Alternative Proposal, subject to compliance with this Section 4.3 and receiving from such Person an executed confidentiality agreement containing terms not materially less favorable to the Company than the terms of the Confidentiality Agreement, then take the following actions:

(i) furnish any information with respect to the Company and its Subsidiaries to the Person or group (and their respective Representatives) making such Alternative Proposal; provided, that within one (1) Business Day of furnishing any such information to such Person or group, it furnishes such information to Parent; and

(ii) engage in discussions or negotiations with such Person or group (and their respective Representatives) with respect to such Alternative Proposal.

The Company agrees that it and its Subsidiaries shall not enter into any confidentiality agreement with any person subsequent to the date of this Agreement that prohibits the Company from providing information to Parent that is required to be provided under this Section 4.3.

(c) In addition to the obligations of the Company set forth in Sections 4.3(a), 4.3(b) and 4.3(d), as promptly as practicable (and in any event within one (1) Business Day) after receipt of any Alternative Proposal or any request for nonpublic information or any inquiry relating in any way to, or that would reasonably be expected to lead to, any Alternative Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Alternative Proposal, request or inquiry (to the extent not previously provided to Parent), and the identity of the Person or group making any such Alternative Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Alternative Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as practicable (and in any event within one (1) Business Day) with all information as is reasonably necessary to keep Parent reasonably informed of all material oral or written communications regarding, and the status and changes to the economic or other material terms of, any such Alternative Proposal, request or inquiry, and shall provide, as promptly as reasonably practicable, to Parent a copy of all material written materials (including material written materials provided by email or otherwise in electronic format) provided by or to the Company, any of its Subsidiaries or any of their Representatives in connection with such Alternative Proposal, request or inquiry.

(d) Neither the Board of Directors of the Company nor any committee thereof shall, directly or indirectly, (i) (A) withhold, withdraw, qualify, amend or modify (in each case, in a manner adverse to Parent) or publicly propose to withhold, withdraw, qualify, amend or modify (in each case, in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement, or (B) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Alternative Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding or any tender offer (A) constituting, or relating to, any Alternative Proposal or (B) requiring it (or that would require it) to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement. Notwithstanding anything to the contrary set forth in this Section 4.3(d) or in any other provision of this Agreement, the Board of Directors of the Company may, solely in response to a Superior Proposal made after the date of this Agreement and that did not otherwise result from a breach of this Section 4.3, terminate this Agreement pursuant to Section 7.1(f) and concurrently enter into a definitive agreement with respect to such Superior Proposal if all of the following conditions in clauses (i) through (v) are met, as applicable:

(i) such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(ii) the Company Stockholder Approval has not been obtained;

(iii) the Company has (A) provided to Parent three (3) Business Days’ prior written notice which shall state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the per share value of the consideration offered therein and the identity of the Person or group of Persons making the Superior Proposal), and shall have provided a copy of the relevant proposed transaction agreements with the Person or group of Persons making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Transaction Agreement”) (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new three (3) Business Day period) and (3) that it intends to terminate this Agreement, and the manner in which it intends to do so, and (B) prior to terminating this Agreement, to the extent requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the transaction contemplated by the Alternative Transaction Agreement ceases to constitute a Superior Proposal;

(iv) the Company shall have complied in all material respects with this Section 4.3; and

(v) the Company pays all fees and expenses as required pursuant to Section 7.3.

(e) Notwithstanding anything to the contrary set forth in any provision of this Agreement, prior to receipt of the Company Stockholder Approval, the Board of Directors of the Company (or a committee thereof) may, other than in circumstances involving or relating to a Superior Proposal but only in response to an Intervening Event and provided that the Company and its Subsidiaries have complied in all material respects with this Section 4.3, effect a Company Adverse Recommendation Change if the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that, in light of such Intervening Event, failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary obligations to the Company’s stockholders under applicable Law; provided, however, that neither the Board of Directors of the Company nor any committee thereof shall take any of the actions set forth in this Section 4.3(e) unless the Company has first complied with the provisions of Section 4.3(d)(iii), treating the occurrence of such Intervening Event as if a Superior Proposal had been received and after so complying, the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel) that, in light of such Intervening Event, failure to make a Company Adverse Recommendation Change would constitute a breach of the directors’ fiduciary obligations to the Company’s stockholders under applicable Law.

(f) Notwithstanding anything to the contrary in Section 4.3(a), prior to the Company Stockholder Meeting, nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or publicly disclosing the existence of a Alternative Proposal to the extent the Board of Directors of the Company determines in good faith (after consultation with its outside counsel) that the failure to make such disclosure would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law.

Section 4.4 Third Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, materially amend or modify or waive any provision of any confidentiality agreement relating to a Alternative Proposal or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent). During such period, the Company agrees to use commercially reasonable efforts to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including obtaining injunctions to prevent any material breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction. Notwithstanding the foregoing, the Company shall not be required to take, or be prohibited from taking, any action otherwise prohibited by this Section 4.4, if, in the good faith judgment of the Company’s Board of Directors, after consultation with outside counsel of the Company, such action or inaction, as the case may be, would violate the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders.

Section 4.5 Reorganization. During the period from the date of this Agreement through the Effective Time, unless the other party shall otherwise agree in writing, none of Parent, the Company or any of their respective Subsidiaries shall take or fail to take any action which action or failure would to the Knowledge of Parent or the Knowledge of Company, as the case may be, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Preparation of the Registration Statement and the Proxy Statement. As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus; provided, however, that Parent shall not be required to file the Registration Statement until such time as the Company has taken such action as is necessary to resolve in all material respects the matters set forth in the comment letter dated October 13, 2009 addressed to the Company from the SEC with respect to the Company’s Form 10-K for the year ended December 31, 2008 and Form 8-K furnished August 13, 2009 and any subsequent letters from the SEC addressed to the Company relating to the subject matter thereof (collectively, the “Company Comment Letter”), including the filing of any amendments to the Company’s current and periodic reports with the SEC as reasonably requested by Parent; provided, further, that notwithstanding the preceding proviso, Parent shall file the Registration Statement not later than 60 days after the date hereof so long as the Company has used its reasonable best efforts to resolve such matters set forth in the Company Comment Letter, subject to applicable rules and regulations of the SEC. Each of Parent and the Company shall cooperate in the preparation and filing of the Registration Statement and Proxy Statement, including the use by each of Parent and the Company of reasonable best efforts to cause to be delivered to the other a “comfort letter” of its independent auditors, dated the date two (2) Business Days prior to the date on which the Registration Statement becomes effective. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and state securities Laws, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. The Company and Parent shall provide the other with the opportunity to review and comment on such documents prior to their filing with the SEC. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other the opportunity to review and comment thereon; provided that the prior written consent of Parent shall not be required in connection with any filings made by the Company in connection with a Company Adverse Recommendation Change. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Registration Statement or the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the respective stockholders of the Company. As promptly as practicable after the Registration Statement shall have become effective, the Company shall distribute the Proxy Statement to its stockholders.

Section 5.2 Company Stockholder Meeting.

(a) The Company will, as soon as practicable following the date on which the Registration Statement is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of stockholders (the “Company Stockholder Meeting”) for the purpose of the Company’s stockholders duly approving and adopting this Agreement (the “Company Stockholder Approval”).

(b) The Company shall, through its Board of Directors, recommend to its stockholders approval and adoption of this Agreement, shall use reasonable best efforts to solicit such approvals and adoption by its stockholders and such Board of Directors or committee thereof shall not withhold, withdraw, qualify, amend or modify in a manner adverse to Parent such recommendation or its declaration that this Agreement and the Merger are advisable and fair to and in the best interest of the Company and its stockholders or resolve or propose to do any of the foregoing, except if the Company has complied with Section 4.3. Notwithstanding any

Company Adverse Recommendation Change pursuant to Section 4.3(e), Parent shall have the option, exercisable within five (5) Business Days after such Company Adverse Recommendation Change, to cause the Board of Directors of the Company to submit this Agreement to the stockholders of the Company for the purpose of approving and adopting this Agreement. If Parent exercises such option, Parent shall not be entitled to terminate this Agreement pursuant to Section 7.1(g)(i) and shall not be entitled to the Termination Fee or reimbursement of the Termination Expenses under Section 7.3(a)(i) in respect thereof.

Section 5.3 Access to Information. Subject to contractual and legal restrictions applicable to Parent or to the Company or any of their respective Subsidiaries, as the case may be, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, upon reasonable notice, afford to the Representatives of the other reasonable access to, and permit them to make such inspections as they may reasonably require of, during normal business hours during the period from the date of this Agreement through the Effective Time, all of its employees, customers, properties, books, contracts, commitments and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants), and, during such period, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the other (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access if it would (i) unreasonably disrupt the operations of such party or any of its Subsidiaries, (ii) cause a violation of any agreement to which such party or any of its Subsidiaries is a party (provided that Parent or the Company, as the case may be, shall use reasonable best efforts to implement procedures to provide the access or information contemplated by this Section 5.3 without violating such agreement), or (iii) cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. All information obtained pursuant to this Section 5.3 shall be kept confidential in accordance with the terms of the Confidentiality Agreement, dated September 16, 2009, between Parent and the Company (the “Confidentiality Agreement”).

Section 5.4 Current Nasdaq Listing. Each of Parent and the Company shall use its reasonable best efforts to continue the listing of the Parent Common Stock and the Company Common Stock, respectively, on Nasdaq during the term of this Agreement.

Section 5.5 Company Stock Options. Immediately prior to the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time shall, if unvested, vest and become exercisable in full. Prior to and effective as of the Effective Time, the Company shall take all action necessary to terminate the Company Stock Option Plan. Holders of all unexercised Company Stock Options outstanding as of immediately prior to the Effective Time will receive, in cancellation of their Company Stock Options, the following: (a) a single lump sum cash payment from the Company at the Effective Time (or, to the extent the Company does not have sufficient cash available to make such payment at the Effective Time, Parent shall cause the Surviving Corporation or the Surviving Company to make such payment immediately following the Effective Time), in an amount equal to the product of (i) the number of Company Shares provided for in such Company Stock Option and (ii) the Pro-Rata Cash Portion, which cash payment shall be treated as compensation and shall be net of any applicable United States federal or state withholding Tax; and (b) a number of Parent Shares in an amount equal to the product of (i) the number of Company Shares provided for in such Company Stock Option and (ii) the Pro-Rata Stock Portion, which share issuance shall be treated as compensation and shall be net of any applicable United States federal or state withholding Tax; provided, however, that if the exercise price per share of any such Company Stock Option is equal to or greater than the Closing Merger Consideration, such Company Stock Option shall be canceled without any cash payment or issuance of Parent Shares being made in respect thereof.

Section 5.6 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, except with respect to filings under the HSR Act and matters involving Antitrust Laws (which shall be governed by Section 5.7), each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, submissions of information, applications and other documents, and to obtain all Permits which are material to the Company and its subsidiaries, taken as a whole, with respect to the transactions contemplated by this Agreement.

Section 5.7 HSR Approval.

(a) As promptly as reasonably practicable (but in no event later than ten (10) Business Days after the date of this Agreement or any shorter period as required by applicable Law), each of Parent and the Company shall file any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act with respect to the transactions contemplated by this Agreement and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable (the “HSR Filings”).

(b) Upon and subject to the terms of this Section 5.7, Parent and the Company shall, and shall cause their respective Subsidiaries to (i) use their best efforts to obtain prompt termination of any waiting period under the HSR Act; (ii) cooperate and consult with each other in connection with the making of all HSR Filings and any other material actions pursuant to this Section 5.7, including subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Antitrust Authority and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Antitrust Authority and any other information supplied by such party and such party’s Subsidiaries to an Antitrust Authority or received from an Antitrust Authority in connection with such HSR Filings or any applicable Antitrust Laws in connection with the transactions contemplated by this Agreement; provided, however, that materials may be redacted before being provided to the other party (A) to remove references concerning the valuation of Parent, the Company, or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns; (iii) furnish to the other parties such information and assistance as such parties reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Antitrust Authority; and (iv) promptly inform the other party of any communications with, and inquiries or requests for information from, such Antitrust Authority in connection with the transactions contemplated by the Agreement. In furtherance and not in limitation of the covenants of the parties contained in Section 5.7(a) and this Section 5.7(b), each party agrees to cooperate and use its best efforts to assist in any defense by any other party hereto of the transactions contemplated by this Agreement before any Antitrust Authority reviewing the transactions contemplated by this Agreement, including by providing (as promptly as practicable) such information as may be requested by such Antitrust Authority or such assistance as may be reasonably requested by the other party hereto in such defense.

(c) If any objections are asserted by any Antitrust Authority with respect to the transactions contemplated hereby, or if any Action is instituted by any Governmental Entity challenging any of the transactions contemplated hereby as violative of any applicable Antitrust Law or an Order is issued enjoining the transactions contemplated by this Agreement, in each case under any applicable Antitrust Law, Parent shall, subject to the provisions of this Section 5.7, use its best efforts to resolve any such objections or challenge as such Antitrust Authority may have to such transactions under such Law or to have such Order vacated, reversed or otherwise removed in accordance with applicable legal procedures with the goal of enabling the transactions contemplated by this Agreement to be consummated by the Outside Date (as hereinafter defined), and the Company shall use its best efforts to assist Parent in effectuating the foregoing; provided, however, that (i) the Company shall not take any of the foregoing actions without the prior written consent of Parent, and (ii) Parent shall not take any of the foregoing actions without the prior written consent of the Company if such actions would bind the Company to take any action (including paying money or entering into any other obligation) irrespective of whether the Closing occurs. Parent and the Company and their respective Subsidiaries shall, subject to the provisions of this Section 5.7, use their respective best efforts to seek to lift, reverse or remove any temporary restraining order, preliminary or permanent injunction or other order or decree that would otherwise give rise to a failure of any Antitrust Conditions.

(d) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not be obligated to agree (and failure to so agree shall not constitute a failure by Parent to satisfy its “best efforts” obligations as provided in this Section 5.7), and neither the Company nor any Subsidiary shall agree without Parent’s prior written consent, to take any action or accept any condition, restriction, obligation or requirement with respect to Parent, the Company, their respective Subsidiaries or their and their respective Subsidiaries’ assets if such action, condition, restriction, obligation or requirement (i) would reasonably be expected to require Parent, the Company or their respective Subsidiaries to sell, license, transfer, assign, lease, dispose of or hold separate any material business or assets, (ii) would reasonably be expected to result in any material limitations on Parent, the Company or their respective Subsidiaries to own, retain, conduct or operate all or a material portion of their respective businesses or assets or (iii) would reasonably be expected to require Parent, the Company or their respective Subsidiaries to grant any material right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party.

(e) Parent will, after reasonable consultation with the Company as to strategy, lead all proceedings and coordinate all activities with respect to seeking any actions, consents, approvals or waivers of any Antitrust Authority as contemplated hereby, and the Company and its Subsidiaries will take such actions as reasonably requested by Parent in connection with obtaining such consents, approvals or waivers. Notwithstanding Parent’s rights to lead all proceedings as provided in the prior sentence, Parent shall not require the Company to, and the Company shall not be required to, take any action with respect to satisfying the Antitrust Conditions which would bind the Company or its Subsidiaries irrespective of whether the Closing occurs. Without in any way limiting its rights or obligations hereunder (including under Section 5.7(d) and this Section 5.7(e)), Parent and the Company each acknowledges and agrees that it is the intent of the parties to cause the closing of the transactions contemplated by this Agreement to occur as soon as reasonably practicable.

Section 5.8 Public Announcements. Parent and the Company will not issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party, except as may be required by applicable Law, by obligations pursuant to any listing agreement with Nasdaq or with respect to any Company Adverse Recommendation Change.

Section 5.9 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation shall become, or purport to become, applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any such statute or regulation on the transactions contemplated hereby.

Section 5.10 Indemnification; Directors and Officers Insurance.

(a) For a period of six (6) years after the Effective Time (and until such later date as of which any Action commenced during such six (6) year period shall have been finally disposed of), Parent shall, and shall cause the Surviving Corporation and its Subsidiaries, and from and after the Subsequent Merger, the Surviving Company and its Subsidiaries to, honor and fulfill in all respects the obligations (including both indemnification and advancement of expenses) of the Company and its Subsidiaries under the certificate of incorporation or any bylaws of the Company or its Subsidiaries or indemnification agreements, in each case, in effect immediately prior to the Effective Time for the benefit of any of its current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, for a period of six (6) years following the Effective Time (and until such later date as of which any Action commenced during such six (6) year period shall have been finally disposed of), Parent shall (and shall cause the Surviving Corporation, the Surviving Company and their respective Subsidiaries to) cause the certificate of incorporation, certificate of formation and bylaws and operating agreement, as applicable (and other similar organizational documents) of the Surviving Corporation, the Surviving Company and their respective Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable, in the aggregate, as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Effective Time, and during such six (6) year period (and until such later date as of which any Action commenced during such six (6) year period shall have been finally disposed of), such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by Law.

(b) Parent shall provide, or shall cause the Surviving Corporation (and from and after the Subsequent Merger, the Surviving Company) to provide, for an aggregate period of not less than six (6) years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable to the Company’s existing policy or, if no such insurance coverage is available, the best available coverage; provided, however, that Parent and the Surviving Corporation (and from and after the Subsequent Merger, the Surviving Company) shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement (the “Company’s Current Premium”). If such premiums for such insurance would at any time exceed 300% of the Company’s Current Premium, then Parent shall use its reasonable efforts to cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to 300% of the Company’s Current Premium. The Company’s Current Premium is set forth on the Company Letter.

(c) Successors. If Parent, the Surviving Corporation, the Surviving Company or any of their respective successors or assigns shall (i) consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties or assets to any Person, then, in each case, Parent shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 5.10.

Section 5.11 Notification of Certain Matters. Parent shall use its reasonable best efforts to give prompt notice to the Company, and the Company shall use its reasonable best efforts to give prompt notice to Parent, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause (x) any representation or warranty of the notifying party contained in this Agreement to be untrue or inaccurate at the Effective Time such that the applicable condition to closing set forth in Article VI would, or would reasonably be expected to, fail to be satisfied or (y) any covenant, condition or agreement of the notifying party contained in this Agreement not to be complied with or satisfied such that the applicable condition to closing set forth in Article VI would, or would reasonably be expected to, fail to be satisfied, (ii) any failure of the notifying party to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (iii) any change, event or effect which would be reasonably likely to, individually or in the aggregate, have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, on the notifying party; provided, however, that the delivery of any notice pursuant to this Section 5.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.12 Employee Benefit Plans and Agreements.

(a) Parent agrees that it will cause the Surviving Company from and after the Effective Time to honor all Company Plans, including all Employee Agreements; provided, however, that nothing in this Agreement shall be interpreted as limiting the power of Parent or the Surviving Company to amend or terminate any Company Plan or any other individual employee benefit plan, program, Contract or policy in accordance with its terms or as requiring Parent or the Surviving Company to offer to continue (other than as required by its terms) any written employment contract.

(b) Parent shall cause each Parent Plan covering employees of the Company or its Subsidiaries to recognize prior service of such employees with the Company and its Subsidiaries as service with Parent and its Subsidiaries (i) for purposes of any waiting period, eligibility requirements, vesting, and determination of benefits under any Parent Plan that is not a “pension plan” (as defined in Section 3(2) of ERISA) and (ii) for purposes of eligibility (including eligibility for early retirement benefits) and vesting (but not benefit accrual) under any Parent Plan that is a “pension plan” (as defined in Section 3(2) of ERISA).

(c) Prior to the Closing Date, the Company shall adopt resolutions providing that no additional contributions will be made to the Youbet.com, Inc. 401(k) Retirement Savings Plan or the United Tote Company, Inc. 401(k) Plan on and after the Closing and that such plans will be terminated effective as of the Business Day immediately prior to the Closing (but contingent on the Closing).

Section 5.13 Tax-Free Reorganization Treatment.

(a) Parent, the Company, Merger LLC and Merger Sub intend that, if the Continuity Requirement is satisfied, the Merger and the Subsequent Merger, taken together, be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Common Stock, together with the associated Company Rights, converted in such merger into the right to receive the consideration provided for hereunder, and each shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment unless the Continuity Requirement is not satisfied or unless required to do so by applicable Law. The parties to this Agreement agree to make such reasonable representations as requested by counsel for the purpose of rendering the opinions described in Section 6.2(c) and Section 6.3(c), including representations in the Company Tax Certificate (in the case of the Company) and in the Parent Tax Certificate (in the case of Parent).

(b) Parent, the Company, Merger LLC and Merger Sub hereby adopt this Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Regulations.

(c) None of Parent, the Company, Merger LLC or Merger Sub shall, nor shall they permit their Subsidiaries (including the Surviving Corporation and the Surviving Company after the Effective Time) to, take any action before or, if the Continuity Requirement is satisfied, after the Effective Time, which would prevent the Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d) Prior to Closing, the Company shall not take, and shall cause its Subsidiaries not to take, any action that would adversely impact the ability of counsel to provide the opinions pursuant to Section 6.2(c) and Section 6.3(c) or the ability of the Company to deliver the Company Tax Certificate.

Section 5.14 Nasdaq. Parent shall cause the Parent Shares to be issued in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time. The Surviving Corporation shall use its reasonable best efforts to cause its shares of Common Stock and associated

Company Rights to no longer be listed on Nasdaq and to be de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 5.15 Company Board of Directors Representative. Parent shall take all actions as may be necessary to cause, as of the Effective Time, the Board of Directors of Parent to be comprised of fourteen (14) members, consisting of (i) the thirteen (13) current directors of the Board of Directors of Parent and (ii) one current director of the Company Board of Directors designated by the Company (a “Company Designee”), which Company Designee shall also be appointed to Parent’s Executive Committee and Strategic Planning Committee as of the Effective Time; provided, however, that prior to the appointment of such Company Designee to the Board of Directors of Parent such Company Designee shall have applicable suitability requirements to serve on the Board of Directors of Parent as required by applicable Law. At the first annual meeting of shareholders of Parent following the Effective Time, Parent shall nominate the Company Designee, and use reasonable best efforts to cause the Company Designee, to be reelected to the Board of Directors of Parent for a term expiring at the third annual meeting following the Effective Time.

Section 5.16 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.17 Certain Litigation. The Company shall promptly advise Parent orally and in writing of any Action commenced after the date of this Agreement against the Company or any of its directors by any stockholder of the Company relating to this Agreement, the Merger and the transactions contemplated hereby and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Action and shall consider Parent’s views with respect to such Action and shall not settle any such Action without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Section 5.18 Reservation of Parent Common Stock. Effective at or prior to the Effective Time, Parent shall reserve (free from preemptive rights) out of its reserved but unissued Parent Shares, for the purposes of effecting the conversion of the issued and outstanding Company Shares pursuant to this Agreement, sufficient Parent Shares to provide for such conversion and assumption.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver by Parent and the Company at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Charter and the Company Bylaws.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court or agency of competent jurisdiction located in the United States that prohibits the consummation of the Merger or the Subsequent Merger shall have been issued and remain in effect, and no Law shall have been enacted, issued, enforced, entered, or promulgated that prohibits or makes illegal the consummation of the Merger or the Subsequent Merger.

(c) Antitrust Laws. The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(d) No Litigation. There shall not be pending any material Action by any Governmental Entity seeking to prohibit the consummation of the Merger or any other material transactions contemplated by this Agreement that is reasonably likely to succeed.

(e) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a) Performance of Obligations. Parent shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time.

(b) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub and Merger LLC contained in Section 2.2 and Section 2.8(iii) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case, such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that with respect to Section 2.2 any deviation therein of not more than 100,000 shares in the aggregate shall not be deemed to make such representations and warranties untrue or incorrect for purposes of this Section 6.2(b)(i), (ii) the representations and warranties of Parent, Merger Sub and Merger LLC contained in Sections 2.3 and 2.17 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case, such representation or warranty shall be true and correct in all material respects as of such earlier date) and (iii) the other representations and warranties of Parent, Merger Sub and Merger LLC shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case, such representation or warranty shall be true and correct in all respects as of such earlier date), except where all failures of such representations and warranties to be so true and correct (without giving effect to any Parent Material Adverse Effect or materiality qualifications), has not had, or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Tax Opinion. The Company shall have received an opinion of Kirkland & Ellis LLP, in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Kirkland & Ellis LLP may rely upon the representations contained herein and may receive and rely upon representations from Parent, the Company, and others, including representations from Parent in the Parent Tax Certificate and representations from the Company in the Company Tax Certificate. Notwithstanding the foregoing, the condition set forth in this Section 6.2(c) shall not apply if the Continuity Requirement is not satisfied.

(d) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, occurrence, fact, condition, effect, change or development that, individually or in the aggregate, has had or would be reasonably expected to have a Parent Material Adverse Effect.

(e) Officer’s Certificate. The Company shall have received a certificate of an executive officer of Parent as to the satisfaction of the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(d).

(f) Listing of Stock. The Parent Common Stock issuable in the Merger shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

Section 6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment or waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a) Performance of Obligations. The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time (other than breaches of Section 4.1 which were unintentional and which resulted in less than $250,000 in damages in the aggregate to Parent as a result thereof).

(b) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.2 and Section 3.8(iv) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case, such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that with respect to Section 3.2 any deviation therein which does not result in an increase of more than $320,000 in the aggregate to the amount payable to the holders of Company Shares pursuant to Section 1.5(c) and the holders of Company Stock Options pursuant to Section 5.5 shall not be deemed to make such representations and warranties untrue or incorrect for purposes of this Section 6.3(b)(i), (ii) the representations and warranties of the Company contained in Sections 3.3, 3.24, 3.25 and 3.27 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case, such representation or warranty shall be true and correct in all material respects as of such earlier date) and (iii) the other representations and warranties of the Company shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case, such representation or warranty shall be true and correct in all respects as of such earlier date), except where all failures of such representations and warranties to be so true and correct (without giving effect to any Company Material Adverse Effect or materiality qualifications), has not had, or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Tax Opinion. Parent shall have received an opinion of Sidley Austin LLP, in form and substance reasonably satisfactory to Parent, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Sidley Austin LLP may rely upon representations contained herein and may receive and rely upon representations from Parent, the Company and others, including representations from Parent in the Parent Tax Certificate and representations from the Company in the Company Tax Certificate. Notwithstanding the foregoing, the condition set forth in this Section 6.3(c) shall not apply if the Continuity Requirement is not satisfied.

(d) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, occurrence, fact, condition, effect, change or development that, individually or in the aggregate, has had or would be reasonably expected to have a Company Material Adverse Effect.

(e) Officer’s Certificate. The Company shall have received a certificate of an executive officer of the Company as to the satisfaction of the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(d).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before the date that is six (6) months after the date of the Agreement (as extended as set forth below, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose material breach of a representation, warranty or covenant in this Agreement has been a principal cause of the failure of the Merger to be consummated on or before the Outside Date; provided, further, that if any of the Antitrust Conditions shall not have been satisfied on or prior to the Outside Date, then provided that the other conditions to Closing (other than conditions that by their nature are to be satisfied on the date of the Closing) shall have been satisfied, unless otherwise agreed to in writing by Parent and the Company, the Outside Date shall be automatically extended until the date that is fifteen (15) months after the date of this Agreement; or

(ii) if any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, in either case, (A) on the basis that the Merger and the transactions contemplated thereby are violative of any Antitrust Law or (B) for any reason other than as contemplated by Section 7.1(b)(ii)(A), and, in each case, such order decree, ruling or action shall have become final and nonappealable; provided, however, that the right to terminate under this Section 7.1(b)(ii) shall not be available to any party whose material breach of a representation, warranty or covenant in this Agreement has been the principal cause of such action;

(c) by Parent (provided it is not then in material breach of any of its obligations under this Agreement) if (i) there is any continuing inaccuracy in the representations and warranties of the Company set forth in this Agreement, or (ii) the Company is then failing to perform any of its covenants or other agreements set forth in this Agreement, in either cases (i) and (ii), such that the conditions to closing set forth in Section 6.3(a) or 6.3(b), as applicable, would not be satisfied as of the time of such termination and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by Parent to the Company stating its intention to terminate pursuant to this Section 7.1(c) and the basis for such termination (it being understood that Parent shall be obligated to provide such written notice as soon as reasonably practicable after Parent becomes aware of such breach);

(d) by the Company (provided it is not then in material breach of any of its obligations under this Agreement) if (i) there is any continuing inaccuracy in the representations and warranties of Parent, Merger Sub or Merger LLC set forth in this Agreement, or (ii) Parent or Merger Sub are then failing to perform any of their covenants or other agreements set forth in this Agreement, in either cases (i) and (ii), such that the conditions to closing set forth in Section 6.2(a) or 6.2(b), as applicable, would not be satisfied as of the time of such termination and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by the Company to Parent stating its intention to terminate pursuant to this

Section 7.1(d) and the basis for such termination (it being understood that the Company shall be obligated to provide such written notice as soon as reasonably practicable after the Company becomes aware of such breach);

(e) by Parent or the Company, if the Company Stockholder Vote shall not have been obtained at the Company Stockholder Meeting, or at any adjournment or postponement thereof, at which the final vote thereon was taken;

(f) by the Company, at any time prior to obtaining the Company Stockholder Approval, if the Board of Directors of the Company (or any committee thereof) authorizes the Company, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal and the Company enters into such definitive agreement concurrently with such termination and pays the Termination Fee and Termination Expenses in accordance with the procedures and within the time periods set forth in Section 7.3; provided, however, that the Company shall not terminate this Agreement pursuant to this Section 7.1(f) unless the Company has first provided notice of such Superior Proposal to Parent in accordance with Section 4.3(d) and has complied with the provisions of Section 4.3(d) and, after so complying, such proposal continues to constitute a Superior Proposal; provided that, as a condition to the effectiveness of such termination, the Company shall have delivered to Parent all fees and expenses as required pursuant to Section 7.3;

(g) by Parent if (i) the Board of Directors of the Company or any committee thereof (A) shall not have recommended, or such Board of Directors or a committee thereof shall have resolved not to recommend approval and adoption of this Agreement, shall have effected a Company Adverse Recommendation Change or shall have failed to include its recommendation of the approval and adoption of this Agreement by the Company’s stockholders in the Proxy Statement, (B) in response to a publicly announced or publicly disclosed Alternative Proposal from a Third Party, shall not have publicly reconfirmed its recommendation in favor of the adoption and approval of this Agreement within five (5) Business Days after Parent requests in writing that such recommendation be publicly reconfirmed; provided, however, that Parent shall only be entitled to request that its recommendation be reconfirmed in response to a publicly announced or publicly disclosed Alternative Proposal from any Third Party once, unless such Alternative Proposal is materially amended, in which event, Parent shall be entitled to request such recommendation be reconfirmed once following the public announcement or public disclosure of such material amendment or (C) shall have resolved or publicly proposed to do any of the foregoing; (ii) the Company has breached in any material respect its obligations under Section 4.3 (except for any inadvertent or unintentional breaches that have no impact on Parent’s ability to consummate the Merger on the terms set forth herein); (iii) within ten (10) Business Days after a tender or exchange offer relating to securities of the Company involving a Person or group unaffiliated with Parent has first been published or announced, the Company shall not have published, sent or given to the stockholders of the Company pursuant to Rule 14e-2 promulgated under the Securities Act a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer (including by taking no position with respect to such tender offer or exchange offer) or (iv) the Board of Directors of the Company or any committee thereof shall have recommended to the stockholders of the Company or approved any Alternative Proposal or any definitive agreement with respect to an Alternative Proposal or shall have resolved to do so; provided, however, that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 7.1(g)(i)(A) or (C) after the earlier of (x) five (5) Business Days after the first day upon which Parent is first entitled to terminate this Agreement pursuant to Section 7.1(g)(i)(A) or (C) or (y) Company Stockholder Approval having been obtained;

(h) by the Company if there shall have been a Parent Material Adverse Effect and such Parent Material Adverse Effect is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by the Company to Parent stating its intention to terminate pursuant to this Section 7.1(h) and the basis for such termination (it being understood that the Company shall be obligated to provide such written notice as soon as reasonably practicable after the Company becomes aware of such Parent Material Adverse Effect); or

(i) by Parent if there shall have been a Company Material Adverse Effect and such Company Material Adverse Effect is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by Parent to the Company stating its intention to terminate pursuant to this Section 7.1(i) and the basis for such termination (it being understood that Parent shall be obligated to provide such written notice as soon as reasonably practicable after Parent becomes aware of such Company Material Adverse Effect).

The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of the Company, Parent, Merger Sub, Merger LLC or their respective officers or directors (except for the last sentence of Section 5.3, the entirety of Section 7.3 and the entirety of Article VIII (other than Section 8.1) which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 7.3 Payments; Obligations.

(a) Company Termination Fee.

(i) In the event that Parent terminates this Agreement pursuant to Section 7.1(g), then the Company shall pay to Parent (A) $4,326,000 (the “Termination Fee”) as promptly as possible (but in any event within three (3) Business Days) following such termination and (B) the Termination Expenses no later than three (3) Business Days after receipt of documentation supporting such Termination Expenses.

(ii) In the event that the Company terminates this Agreement pursuant to Section 7.1(f), then the Company shall pay to Parent (A) the Termination Fee concurrently with any such termination and (B) the Termination Expenses no later than three (3) Business Days after receipt of documentation supporting such Termination Expenses.

(iii) In the event that after the date hereof and prior to the Company Stockholder Approval, (A) an Alternative Proposal shall have been made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Alternative Proposal and (B) thereafter this Agreement is terminated pursuant to Section 7.1(c) or 7.1(e), then the Company shall pay to Parent the Termination Expenses no later than three (3) Business Days after receipt following termination of documentation supporting such Termination Expenses. If, concurrently with or within twelve (12) months after any such termination described in clause (B) in the immediately preceding sentence, the Company enters into a definitive agreement with respect to, or consummates, any Alternative Proposal, then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Alternative Proposal.

Any fee due and Termination Expenses to be reimbursed under this Section 7.3(a) shall be paid by wire transfer of same-day funds to an account provided in writing by Parent to the Company For purposes of this Section 7.3(a), the term “Alternative Proposal” shall have the meaning assigned to such term in Section 8.12, except that all references to “15%” in the definition of “Alternative Transaction,” as used in the definition of “Alternative Proposal” shall be deemed to be references to “50%.”

(b) Parent Termination Fee. In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii)(A) and, in each case, at the time of such termination, (i) the conditions set forth in Sections 6.1 and 6.3 (other than (A) the Antitrust Conditions, (B) the delivery of certificates and opinions which (in light of the underlying facts as of the time of such termination and any waiver of the condition set forth in Section 6.3(a) deemed made pursuant to Section 7.1(b)(i)) would be capable of being delivered but are to be delivered on the date of the Closing and (C) other such conditions the failure of which to be satisfied by such date has been principally caused by a material breach by Parent of any representation, warranty or covenant hereunder or the facts or circumstances underlying such breach) have been satisfied or (to the extent permitted by Law) waived (or in the case of termination pursuant to Section 7.1(b)(ii)(A), are reasonably likely to have been satisfied by the Outside Date), and (ii) neither Parent nor the Company has the right to terminate this Agreement pursuant to Section 7.1(b)(ii)(B) (or would have the right to so terminate assuming that the relevant order, decree, ruling or action referenced in Section 7.1(b)(ii)(B) has become final and non-appealable at the time of such termination), then Parent shall (x) pay the Company a fee equal to $5,000,000 (the “Non-Clearance Termination Fee”) by wire transfer of same-day funds on the first Business Day following the date of such termination of this Agreement and (y) use commercially reasonable efforts to cause certain matters to occur on the terms set forth on Section 7.3(b) of the Parent Letter.

(c) Each of the Company and Parent acknowledges that the agreements contained in Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements neither Parent nor the Company would have entered into this Agreement; accordingly, if the Company fails to promptly pay the amounts due pursuant to Section 7.3(a) or Parent fails to promptly pay the amounts due pursuant to Section 7.3(b), and, in order to obtain such payment Parent or the Company, as the case may be, commences a suit which results in a judgment against the Company or Parent, as applicable, for any of the amounts set forth in Section 7.3(a) or 7.3(b), then Company shall pay to Parent or Parent shall pay to the Company, as the case may be, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amounts due pursuant to Section 7.3(a) or 7.3(b) at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date plus 2% per annum from the date such amounts were required to be paid until the date actually received by such party.

(d) Upon payment of the Termination Fee and the Termination Expenses, as applicable, to Parent, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent; provided that nothing herein shall release any party from liability for willful or intentional breach or fraud. Upon payment of the Non-Clearance Termination Fee to the Company, Parent shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company other than Parent’s obligations pursuant to Section 7.3(b)(y); provided that nothing herein shall release any party from liability for willful or intentional breach or fraud.

Section 7.4 Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 7.5 Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and/or (iii) waive compliance with any of the covenants, agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to a nationally recognized overnight courier or on the Business Day received (or the next Business Day if received after 5 p.m. local time or on a weekend or day on which banks are closed) when sent via facsimile (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, Merger Sub or Merger LLC, to

Churchill Downs Incorporated
700 Central Avenue
Louisville, Kentucky 40208
Attention:	General Counsel
Facsimile No.: (502) 636-4548

with a copy to:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Attention:	Brian J. Fahrney
Matthew G. McQueen
Facsimile No.: (312) 853-7036

(b) if to the Company, to

Youbet.com, Inc.
2600 West Olive Avenue, 5th Floor
Burbank, CA 91505
Attention:	General Counsel
Facsimile No.: (818) 668-2101

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention:	Jon A. Ballis, P.C.
James S. Rowe
Theodore A. Peto
Facsimile No.: (312) 862-2200

Section 8.3 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, except as provided in the last sentence of Section 5.3, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement, except for the provisions of Section 5.10 (which upon the Effective Time are intended to benefit the Indemnified Parties), is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that following the Effective Time, each holder of Company Common Stock shall be entitled to enforce the provisions of Article I to the extent necessary to receive the Per Share Merger Consideration to which such holder is entitled pursuant to Article I.

Section 8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.7 Specific Performance; Submission To Jurisdiction. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state and federal courts located within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.7 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state and federal courts located within the State of Delaware). Each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.7, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Parent and the Company hereby consent to service being made through the notice procedures set forth in Section 8.2 and agree that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement.

Section 8.8 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8.

Section 8.9 Assignment. Subject to Section 1.1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

Section 8.10 Expenses. Except as provided in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.

Section 8.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 8.12 Definitions.

(a) In this Agreement, the following terms have the meanings specified or referred to in this Section 8.12(a) and shall be equally applicable to both the singular and plural forms.

(i) “Action” means any claim, action, suit, proceeding, arbitration, mediation or investigation.

(ii) “Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

(iii) “Alternative Proposal” means any offer or proposal by a Third Party relating to any Alternative Transaction.

(iv) “Alternative Transaction” means any transaction or series of related transactions other than the Merger involving (a) any acquisition or purchase from the Company by any Third Party of more than a 15% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction, (b) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the assets of the Company or any of its Subsidiaries or (c) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company.

(v) “Antitrust Authority” means, in their capacity as an enforcement agency with respect to Antitrust Laws, the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, any attorney general of any state of the United States or any Governmental Entity having competition law authority in any other applicable jurisdiction.

(vi) “Antitrust Conditions” means any of the conditions set forth in Section 6.1(b), Section 6.1(c) and Section 6.1(d) (but solely, in the case of Sections 6.1(b) and 6.1(d), to the extent the order, injunction, judgment, decree or litigation referred to in such Sections is issued or brought under applicable Antitrust Laws).

(vii) “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restriction of trade or business or competition through merger or acquisition.

(viii) “Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed.

(ix) “Closing Merger Consideration” means the Per Share Cash Consideration plus an amount equal to the product of (a) the Exchange Ratio and (b) Parent Trading Price.

(x) “Company Material Adverse Effect” means (a) any event, occurrence, fact, condition, effect, change or development that is materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (b) a decrease in the Company’s EBITDA of 15% or more for fiscal 2008 or a decrease in the Company’s EBITDA of 15% or more for the first nine (9) months of fiscal 2009, in each case, due to any restatement of the Company’s financial statements in response to the Company Comment Letter; provided, however, that for purposes of clause (a), none of the following shall be deemed in themselves to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) any change generally affecting the economy, financial, credit or capital markets (including changes in interest rates or exchange rates) or political, economic conditions in the United States, (ii) conditions (or changes therein) generally affecting the industries in which the Company or its Subsidiaries operate, (iii) changes in applicable Law or GAAP, except in the case of each of clauses (i), (ii) and (iii) to the extent that the Company and its Subsidiaries are adversely affected in a disproportionate manner relative to other participants in the industries in which the Company and its Subsidiaries operate, (iv) compliance by the Company or its Subsidiaries with the terms of this Agreement, (v) any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated hereby, including the Merger, (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement, (vii) any hurricane, earthquake, flood, natural disaster, or other force majeure event or (viii) any failure by the Company to meet analysts revenue or earnings projections, in and of itself, or the trading price of the Company Common Stock or Parent Common Stock, as the case may be, in and of itself (it being understood that any event, occurrence, fact, condition, effect, change or development which affects or otherwise relates to the failure to meet analysts revenue or earnings projections or the trading price, other than an event, occurrence, fact, condition, effect, change or development provided for in clauses (i) through (vii) above, may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect). Notwithstanding clauses (i) through (viii) above, any changes in applicable federal Law (including any regulations thereunder) in the United States that are first enacted after the date hereof and that materially restrict or prohibit on a national basis operation of the Company’s and its Subsidiaries’ (taken as a whole) advance deposit wagering business shall be deemed to constitute a Company Material Adverse Effect (for purposes of clarity, any Law under the Unlawful Internet Gambling Enforcement Act of 2006 shall not be considered as being first enacted after the date hereof for purposes of this definition).

(xi) “Company Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, any other employee benefit plan, program, policy, arrangement or agreement, including any pension, retirement, profit-sharing, thrift, savings, bonus plan, incentive, stock option or other equity or equity-based compensation, or deferred compensation arrangement, stock purchase, severance pay, retention, change of control, unemployment benefits, sick leave, vacation pay, salary continuation for disability, hospitalization, health or medical insurance, life insurance, fringe benefit, compensation, flexible spending account or scholarship program, and any employment, severance or change in control agreement or similar practice, policy or arrangement maintained by the Company or any ERISA Affiliate, or to which the Company or any ERISA Affiliate is obligated to contribute, on behalf of any current or former officer, director, employee or consultant of the Company or any Subsidiary.

(xii) “Company Tax Certificate” shall mean a certificate substantially to the effect of the form of Company Tax Certificate attached to the Company Letter.

(xiii) “Continuity Requirement” shall be satisfied if the value of the Per Share Stock Consideration equals 40% or more of the value of the Per Share Merger Consideration (in each case as determined for purposes of Section 1.5(c) after taking into account all applicable adjustments), with value determined in each case based on the closing sale price of one Parent Share as of the close of the last full trading day immediately prior to the Effective Time that the Parent Common Stock has traded on Nasdaq.

(xiv) “Contract” means any contract, agreement, instrument, guarantee, indenture, note, bond, mortgage, permit, franchise, concession, commitment, lease, license, arrangement, obligation or understanding, whether written or oral.

(xv) “Effective Time” means the date and time at which the Certificate of Merger is accepted for recording or such later time established by the Certificate of Merger.

(xvi) “Employee Agreement” means each management, employment, severance, retention, consulting or other Contract between the Company, or any ERISA Affiliate, and any current or former employee, director or officer of the Company or any ERISA Affiliate other than standard offer letters used in the Company’s ordinary course of business that do not provide for severance or other payments after termination of employment or acceleration of any equity award.

(xvii) “Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(xviii) “ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such Person pursuant to Section 414(b), (c), (m) or (o) of the Code and the rules and regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the rules and regulations promulgated thereunder.

(xix) “Intervening Event” means, with respect to Parent or the Company, as applicable, a material event, occurrence, fact, condition, effect, change or development that was not known or reasonably foreseeable to the Board of Directors of the Company on the date of this Agreement, which event, occurrence, fact, condition, effect, change or development becomes known to the Board of Directors of the Company before receipt of the Company Stockholder Approval; provided, that (i) in no event shall any action taken by either party pursuant to and in compliance with the terms of this Agreement, including the covenants set forth in Section 5.7, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall the receipt, existence of or terms of an Alternative Proposal or a Superior Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event and (iii) in no event shall any event, occurrence, fact, condition, effect, change or development that has an adverse effect on the business, financial condition or results of operations of Parent or any of its Subsidiaries constitute an Intervening Event unless such event, occurrence, fact, condition, effect, change or development has had or would reasonably be expected to have a Parent Material Adverse Effect.

(xx) “IRS” means the Internal Revenue Service.

(xxi) “Joint Venture” means, with respect to a party, any corporation, limited liability company, partnership, joint venture, trust or other entity which is not a Subsidiary of such party and in which (i) such party, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 1% or less in publicly traded companies) or (ii) such party or a Subsidiary of such party is a general partner.

(xxii) “Knowledge of Parent” means the actual knowledge of the individuals identified in Section 8.12 of the Parent Letter.

(xxiii) “Knowledge of the Company” means the actual knowledge of the individuals identified in Section 8.12 of the Company Letter.

(xxiv) “Net Option Amount” means the excess, if any, of (a) the Closing Merger Consideration, over (b) the exercise price per share provided for in such Company Stock Option.

(xxv) “Option Exchange Ratio” means the Net Option Amount divided by the Closing Merger Consideration.

(xxvi) “Parent Material Adverse Effect” means any event, occurrence, fact, condition, effect, change or development that is materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (i) any change generally affecting the economy, financial, credit or capital markets (including changes in interest rates or exchange rates) or political, economic conditions in the United States, (ii) conditions (or changes therein) generally affecting the industries in which Parent or its Subsidiaries operate, (iii) changes in applicable Law or GAAP, except in the case of each of clauses (i), (ii) and (iii) to the extent that Parent and its Subsidiaries are adversely affected in a disproportionate manner relative to other participants in the industries in which Parent and its Subsidiaries operate, (iv) compliance by Parent or its Subsidiaries with the terms of this Agreement, (v) any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated hereby, including the Merger, (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement, (vii) any hurricane, earthquake, flood, natural disaster, or other force majeure event or (viii) any failure by Parent to meet analysts revenue or earnings projections, in and of itself, or the trading price of Company Common Stock or Parent Common Stock, as the case may be, in and of itself (it being understood that any event, occurrence, fact, condition, effect, change or development which affects or otherwise relates to the failure to meet analysts revenue or earnings projections or the trading price, other than an event, occurrence, fact, condition, effect, change or development provided for in clauses (i) through (vii) above, may be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect).

(xxvii) “Parent Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, any other employee benefit plan, program, policy, arrangement or agreement, including any pension, retirement, profit-sharing, thrift, savings, bonus plan, incentive, stock option or other equity or equity-based compensation, or deferred compensation arrangement, stock purchase, severance pay, retention, change of control, unemployment benefits, sick leave, vacation pay, salary continuation for disability, hospitalization, health or medical insurance, life insurance, fringe benefit, compensation, flexible spending account or scholarship program, and any employment, severance or change in control agreement or similar practice, policy or arrangement maintained by Parent, or to which Parent or any ERISA Affiliate is obligated to contribute, on behalf of any current or former officer, director, employee or consultant of Parent or any Subsidiary.

(xxviii) “Parent Tax Certificate” shall mean a certificate substantially to the effect of the form of Parent Tax Certificate attached to the Parent Letter.

(xxix) “Parent Trading Price” means the reported closing sale price per share of the Parent Common Stock on the Nasdaq Stock Market, Inc. as reported in the Wall Street Journal on the trading day immediately prior to the Effective Time.

(xxx) “Permitted Encumbrances” means (a) statutory Encumbrances for current Taxes or other payments that are not yet due and payable or that are being contested in good faith through appropriate proceedings, (b) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Laws, and (c) statutory Encumbrances in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like Encumbrances.

(xxxi) “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, estate, Governmental Entity, trust or unincorporated organization.

(xxxii) “Pro-Rata Cash Portion” means an amount equal to the product of (i) the Option Exchange Ratio and (ii) the Per Share Cash Consideration (as adjusted pursuant to Section 1.5(d)).

(xxxiii) “Pro-Rata Stock Portion” means an amount equal to the product of (i) the Option Exchange Ratio and (ii) the Per Share Stock Consideration (as adjusted pursuant to Section 1.5(d)).

(xxxiv) “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust, association or other entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, (i) 50% or more of the stock or other equity interests the holders of which are generally entitled to elect at least a majority of the Board of Directors or other governing body of such corporation, partnership, limited liability company, joint venture, trust, association or other entity or (ii) if there are no such voting interests, 50% or more of the equity interests in such corporation, partnership, limited liability company, joint venture, trust, association or other entity.

(xxxv) “Superior Proposal” means a bona fide written proposal made by a Third Party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, in excess of 50% of all of the assets of the Company and its Subsidiaries, taken as a whole, or in excess of 50% of the outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would cease to hold at least 50% of the equity interests in the surviving or resulting entity of such transaction, on terms that in the reasonable good faith judgment of the Board of Directors of Company, after consultation with its outside financial advisors, are more favorable to Company’s stockholders from a financial point of view than the terms of the Merger and the Subsequent Merger, taken together, and is reasonably likely to be completed on a timely basis after taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by either party to amend the terms of this Agreement).

(xxxvi) “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

(xxxvii) “Taxes” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer or excise tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any additions to tax, interest or penalty imposed by any Governmental Entity.

(xxxviii) “Termination Expenses” shall mean documented fees and expenses incurred or paid by or on behalf of Parent and its Affiliates in connection with the Merger or the other transactions contemplated by this Agreement, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to Parent and its Affiliates provided, however, that the amount required to be reimbursed in respect of Expenses by the Company shall not exceed $500,000.

(xxxix) “Third Party” means any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) other than Parent and its Affiliates.

(b) Each of the following terms is defined on the pages set forth opposite such term:

Defined Term	Section
Agreement	Introduction
Alternative Transaction Agreement	4.3(d)(iii)
Blue Sky Laws	2.4
Certificate of Merger	1.2
Closing	1.15
Code	Recitals
Company	Introduction
Company Adverse Recommendation Change	4.3(d)
Company Business Personnel	3.17
Company Bylaws	3.3
Company Charter	3.3
Company Comment Letter	5.1
Company Common Stock	Recitals
Company Contract	3.14(a)
Company Data	3.19(b)
Company Designee	5.15
Company Foreign Benefit Plan	3.15(e)
Company IT Systems	3.19(a)
Company Letter	Article III
Company Permits	3.10
Company Preferred Stock	3.2(a)
Company Rights	3.2(a)
Company Rights Agreement	3.2(a)
Company SEC Documents	3.5
Company Series B Preferred Stock	3.2(a)
Company Shares	1.5(b)
Company Stock Option Plan	3.2(a)
Company Stock Options	3.2(a)
Company Stockholder Approval	5.2(a)
Company Stockholder Meeting	5.2(a)
Company’s Current Premium	5.10(b)
Confidentiality Agreement	5.3
D&O Insurance	5.10(b)
DGCL	1.1
Dissenting Shares	1.5(e)
Environmental Laws	3.16
ERISA	2.13(a)
Exchange Act	2.4
Exchange Agent	1.6(a)
Exchange Fund	1.6(a)
Exchange Ratio	1.5(c)
GAAP	2.5(a)
Governmental Entity	2.4
HSR Act	2.4
HSR Filings	5.7(a)
Indemnified Parties	5.10
Information Security Plan	3.19(d)
Intellectual Property Rights	3.18(a)
Laws	1.4(a)

Defined Term	Section
Leased Property	3.11(b)
Liabilities	2.7
LLC Act	Recitals
Merger	Recitals
Merger LLC	Introduction
Merger Sub	Introduction
Nasdaq	1.8
Non-Clearance Termination Fee	7.3(b)
Order	2.7
Outside Date	7.1(b)(i)
Owned Intellectual Property Rights	3.18(d)
Parent	Introduction
Parent Bylaws	2.3
Parent Charter	2.3
Parent Common Stock	Recitals
Parent Letter	Article II
Parent Permits	2.10
Parent Preferred Stock	2.2(a)
Parent Rights	2.2(a)
Parent Rights Agreement	2.2(a)
Parent SEC Documents	2.5(a)
Parent Shares	1.5(c)
Parent Stock Plans	2.2(a)
Per Share Cash Consideration	1.5(c)
Per Share Merger Consideration	1.5(c)
Per Share Stock Consideration	1.5(c)
Personal Data	3.19(d)
Privacy Commitments	3.19(d)
Proxy Statement	2.6
Real Property Leases	3.11(b)
Registration Statement	2.3
Representatives	4.3(a)
Sarbanes-Oxley Act	2.5(b)
SEC	2.2(b)
Securities Act	2.3
Significant Subsidiary	2.1
State Takeover Approvals	2.4
Stock Threshold	1.5(d)
Subsequent Merger	1.16(a)
Surviving Company	1.16(a)
Surviving Corporation	1.1
Termination Fee	7.3(a)(i)
Total Stock Amount	1.5(d)
Transmittal Letter	1.6
Voting Agreement	Recitals
Worker Safety Laws	3.16

* * * * *

IN WITNESS WHEREOF, Parent, Merger Sub, Merger LLC and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

CHURCHILL DOWNS INCORPORATED

By:	/s/ William Carstanjen
Name: William Carstanjen
Title: Chief Operating Officer

TOMAHAWK MERGER CORP.

By:	/s/ William Carstanjen
Name: William Carstanjen
Title: President

TOMAHAWK MERGER LLC

By:	/s/ William Carstanjen
Name: William Carstanjen
Title: President

YOUBET.COM, INC.

By:	/s/ David Goldberg
Name: David Goldberg
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B

YOUBET FAIRNESS OPINION

November 10, 2009

Board of Directors

Youbet.com, Inc.

5901 De Soto Avenue

Woodland Hills, CA 91367

Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the stockholders (other than the Acquiror (as defined below) and its affiliates) of Youbet.com, Inc. (the “Company”) of the Consideration (as defined below) to be received by such stockholders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, Churchill Downs Inc. (the “Acquiror”), Tomahawk Merger LLC, a wholly owned subsidiary of Acquiror, and Tomahawk Merger Corp., a wholly owned subsidiary of Acquiror (the “Acquisition Sub”). As more fully described in the Agreement, Acquisition Sub will be merged with and into the Company (the “Transaction”) and each issued and outstanding share of the common stock of the Company, par value of $0.001 per share (the “Company Common Stock”), will be converted into $0.97 in cash (the “Cash Consideration”) and 0.0598 shares of common stock of the Acquiror (the “Acquiror Common Stock” and, together with the Cash Consideration, the “Consideration”).

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion which is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for expenses and indemnify us for certain liabilities arising out of our engagement. In the past, we have provided investment banking and other services to the Company and received compensation for the rendering of such services including, within the past two years, acting as your financial advisor in connection with the potential acquisition by you of entities unaffiliated with the Acquiror, which transaction was not consummated, and have received fees for such services.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. We express no opinion as to what the value of the Acquiror Common Stock will be when issued pursuant to the Agreement or the prices at which it or the Company Common Stock will trade at any time.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed relevant; (ii) reviewed certain internal information relating to the Company, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to us by the Company; (iii) reviewed certain internal information relating to the Acquiror, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Acquiror and information relating to anticipated cost savings from the Transaction, all furnished to us by the Acquiror; (iv) conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses (i), (ii) and (iii) of this paragraph, as well as their respective businesses and prospects before and after giving effect to the Transaction; (v) reviewed publicly available financial and stock market data, including valuation multiples, for the Company and the Acquiror and compared them with those of certain other companies in lines of business that we deemed relevant; (vi) contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties; (vii) compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; (viii) considered certain potential pro forma effects of the Transaction; (ix) reviewed a draft of the Agreement, dated November 10, 2009; (x) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors; and (xi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluation or appraisal. With respect to the forecasted financial information referred to above, we have assumed, with your consent, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company or the Acquiror, as applicable, as to the future performance of the Company and the Acquiror.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any material delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Company or Acquiror or on the expected benefits of the Transaction. We have also assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the draft that we have examined, that the representations and warranties of all parties to the Agreement are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed by such party, that all conditions to the consummation of the Transaction will be satisfied without material waiver thereof, and that the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement, without any material modifications or amendments thereto or any adjustment to the Consideration (through indemnification claims, offset, purchase price adjustments or otherwise, except with respect to the mix of consideration as contemplated by the Agreement).

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction and, except as specified in the immediately succeeding sentence, may not be disclosed to any person without our prior consent and is not to be quoted or referred to, in whole or in part, or used or relied upon for any other purpose, without our prior written consent, such consent not to be unreasonably withheld. We acknowledge that the text of this opinion and a description thereof may be included in certain materials required to be filed by the Company with the Securities and Exchange Commission and/or required to be delivered to the Company’s stockholders in connection with the Transaction; provided, however, that this opinion may be included in any such materials only if (i) it is reproduced in such materials in its entirety, and (ii) the context of any such inclusion, and the inclusion of any related description of this opinion or of us (including, without limitation, any reference to the Company’s engagement of us, the services provided by us in connection with the Transaction or this opinion or the analyses performed by us in support of this opinion), is subject to our prior specific review and written consent. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Stock.

In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration. The Fairness Opinion and Valuation Review Committee of Moelis & Company LLC has approved the issuance of this opinion.

We are a securities firm engaged in a number of merchant banking and investment banking activities. We have no duty to disclose to the Company or use for the Company’s benefit any non-public information acquired in the course of providing services to any other person, engaging in any transaction (on our own account or otherwise) or carrying out our other business. Our employees, officers and partners may at any time own your securities or those of the Acquiror, its affiliates or any other entity involved in the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by the stockholders of the Company (other than the Acquiror and its affiliates) in the Transaction is fair from a financial point of view to such stockholders.

Very truly yours,

/s/ MOELIS & COMPANY LLC

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE

STATE OF DELAWARE

§ 262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Article XI of the CDI’s Amended and Restated Articles of Incorporation limits the liability of directors of CDI pursuant to the Kentucky Business Corporation Act. Under this article, directors generally will be personally liable to CDI or its shareholders for monetary damages only for transactions involving conflicts of interest or from which a director derives an improper personal benefit, intentional misconduct or violations of law, and unlawful distributions.

The Amended and Restated Bylaws of CDI require CDI to indemnify and hold harmless each director and officer and permit CDI to indemnify and hold harmless any other employee or agent of the registrant who is, was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal by reason of the fact that he is or was a director, officer, employee or agent of CDI, or while a director, officer, employee or agent of the registrant, is or was serving CDI or any other legal entity in any capacity (including, without limitation, as a director, officer, partner, manager, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise) at the request of CDI, against all liability and loss suffered and expenses (including any obligation to pay a judgment, settlement, penalty or fine) incurred by such person to the fullest extent permitted by law.

The Amended and Restated Bylaws of CDI further provide that CDI shall pay expenses (including attorneys’ fees) incurred by an officer or director in defending any proceeding in advance of its final disposition, provided, however, that the payment of such expenses shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it shall ultimately be determined that the person is not entitled to be indemnified.

The circumstances under which Kentucky law requires or permits a corporation to indemnify its directors, officers, employees and/or agents are set forth at KRS 271B.8-500, et seq. Generally, under KRS 271B.8-500 et seq., a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

(1) He conducted himself in good faith; and

(2) He reasonably believed

(a) in the case of conduct in his official capacity with the corporation that his conduct was in its best interests; and

(b) in all other cases, that his conduct was at least not opposed to its best interests.

(3) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

A corporation may not indemnify a director:

(a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(b) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

Indemnification permitted in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

In addition, CDI maintains directors’ and officers’ liability insurance covering certain liabilities which may be incurred by CDI’s directors and officers in connection with the performance of their duties.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of November 11, 2009, by and among Churchill Downs Incorporated, Tomahawk Merger Corp., Tomahawk Merger LLC and Youbet.com, Inc. (incorporated by reference to Exhibit 2.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on November 13, 2009)

3.1	Amended and Restated Articles of Incorporation of Churchill Downs Incorporated (incorporated by reference to Exhibit 3.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on July 27, 2005)

3.2	Amendment to Amended and Restated Articles of Incorporation of Churchill Downs Incorporated (incorporated by reference to Exhibit 3.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on March 20, 2008)

3.3	Amended and Restated Bylaws of Churchill Downs Incorporated (incorporated by reference to Exhibit 3.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on September 24, 2009)

4.1	Rights Agreement, dated as of March 19, 2008 by and between Churchill Downs Incorporated and National City Bank (incorporated by reference to Exhibit 4.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on March 17, 2008)

5.1	Opinion of Rebecca C. Reed regarding the validity of the securities being issued

8.1	Form of Opinion of Sidley Austin LLP as to certain federal income tax matters

8.2	Form of Opinion of Kirkland & Ellis LLP as to certain federal income tax matters

10.1	Voting Agreement, dated as of November 11, 2009, between Churchill Downs Incorporated and Lloyd I. Miller III (incorporated by reference to Exhibit 10.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on November 13, 2009)

10.2	Voting Agreement, dated as of November 11, 2009, between Churchill Downs Incorporated and New World Opportunity Partners I, L.P. (incorporated by reference to Exhibit 10.2 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on November 13, 2009)

10.3	Form of Voting Agreement, dated as of November 11, 2009, between Churchill Downs Incorporated and each director of Youbet.com, Inc. (incorporated by reference to Exhibit 10.3 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on November 13, 2009)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Piercy Bowler Taylor & Kern

23.3	Consent of Sidley Austin LLP (included in Exhibit 8.1)

23.4	Consent of Kirkland & Ellis LLP (included in Exhibit 8.2)

24.1	Power of Attorney (included in Part II to this Registration Statement)

99.1	Form of Proxy Card of Youbet.com, Inc.

99.2	Consent of Michael Brodsky

99.3	Consent of Moelis & Company LLC

†	Disclosure schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CDI and Youbet undertake to furnish supplementally to the SEC, upon request, a copy of any omitted schedule.

Item 22.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(h) The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, State of Kentucky, on the 23rd day of December, 2009.

CHURCHILL DOWNS INCORPORATED

By:	/S/ ROBERT L. EVANS
Name:	Robert L. Evans
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Churchill Downs Incorporated does hereby severally constitute and appoint Robert L. Evans, William E. Mudd and Rebecca C. Reed, and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT L. EVANS Robert L. Evans	President, Chief Executive Officer Officer (Principal Executive Officer) and Director	December 23, 2009

/s/ WILLIAM E. MUDD William E. Mudd	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 23, 2009

/s/ CARL F. POLLARD Carl F. Pollard	Chairman of the Board	December 23, 2009

/s/ LEONARD S. COLEMAN, JR. Leonard S. Coleman, Jr.	Director	December 23, 2009

/s/ CRAIG J. DUCHOSSOIS Craig J. Duchossois	Director	December 23, 2009

/s/ RICHARD L. DUCHOSSOIS Richard L. Duchossois	Director	December 23, 2009

/s/ ROBERT L. FEALY Robert L. Fealy	Director	December 23, 2009

Signature	Title	Date

/s/ J. DAVID GRISSOM J. David Grissom	Director	December 23, 2009

/s/ DANIEL P. HARRINGTON Daniel P. Harrington	Director	December 23, 2009

/s/ G. WATTS HUMPHREY G. Watts Humphrey	Director	December 23, 2009

/s/ JAMES F. MCDONALD James F. McDonald	Director	December 23, 2009

/s/ SUSAN E. PACKARD Susan E. Packard	Director	December 23, 2009

/s/ R. ALEX RANKIN R. Alex Rankin	Director	December 23, 2009

/s/ DARRELL R. WELLS Darrell R. Wells	Director	December 23, 2009

EXHIBIT INDEX

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of November 11, 2009, by and among Churchill Downs Incorporated, Tomahawk Merger Corp., Tomahawk Merger LLC and Youbet.com, Inc. (incorporated by reference to Exhibit 2.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on November 13, 2009)

3.1	Amended and Restated Articles of Incorporation of Churchill Downs Incorporated (incorporated by reference to Exhibit 3.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on July 27, 2005)

3.2	Amendment to Amended and Restated Articles of Incorporation of Churchill Downs Incorporated (incorporated by reference to Exhibit 3.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on March 20, 2008)

3.3	Amended and Restated Bylaws of Churchill Downs Incorporated (incorporated by reference to Exhibit 3.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on September 24, 2009)

4.1	Rights Agreement, dated as of March 19, 2008 by and between Churchill Downs Incorporated and National City Bank (incorporated by reference to Exhibit 4.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on March 17, 2008)

5.1	Opinion of Rebecca C. Reed regarding the validity of the securities being issued

8.1	Form of Opinion of Sidley Austin LLP as to certain federal income tax matters

8.2	Form of Opinion of Kirkland & Ellis LLP as to certain federal income tax matters

10.1	Voting Agreement, dated as of November 11, 2009, between Churchill Downs Incorporated and Lloyd I. Miller III (incorporated by reference to Exhibit 10.1 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on November 13, 2009)

10.2	Voting Agreement, dated as of November 11, 2009, between Churchill Downs Incorporated and New World Opportunity Partners I, L.P. (incorporated by reference to Exhibit 10.2 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on November 13, 2009)

10.3	Form of Voting Agreement, dated as of November 11, 2009, between Churchill Downs Incorporated and each director of Youbet.com, Inc. (incorporated by reference to Exhibit 10.3 to Churchill Downs Incorporated’s Current Report on Form 8-K filed on November 13, 2009)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Piercy Bowler Taylor & Kern

23.3	Consent of Sidley Austin LLP (included in Exhibit 8.1)

23.4	Consent of Kirkland & Ellis LLP (included in Exhibit 8.2)

24.1	Power of Attorney (included in Part II to this Registration Statement)

99.1	Form of Proxy Card of Youbet.com, Inc.

99.2	Consent of Michael Brodsky

99.3	Consent of Moelis & Company LLC

†	Disclosure schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CDI and Youbet undertake to furnish supplementally to the SEC, upon request, a copy of any omitted schedule.